                  OFFER TO PURCHASE AND CONSENT SOLICITATION

                            SFX BROADCASTING, INC.

                OFFER TO PURCHASE AND SOLICITATION OF CONSENTS
                             WITH RESPECT TO THE
                 11 3/8 % SENIOR SUBORDINATED NOTES DUE 2000
                                      OF
                            SFX BROADCASTING, INC.
             AT A PRICE OF $1,080.00 PER $1,000 PRINCIPAL AMOUNT
                       PLUS ACCRUED AND UNPAID INTEREST
                UP TO, BUT NOT INCLUDING, THE ACCEPTANCE DATE

   SFX Broadcasting, Inc., a Delaware corporation (the "Company"), hereby offers (the "Tender Offer") to purchase for cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and Consent Solicitation (the "Offer to Purchase") and in the accompanying Letter of Transmittal and Consent (the "Letter of Transmittal and Consent"), any and all of its outstanding 11 3/8 % Senior Subordinated Notes due 2000 (the "Notes") at a price of $1,080.00 per $1,000 principal amount, plus accrued and unpaid interest up to, but not including, the Acceptance Date (as defined herein). As of April 29, 1996, there was $80.0 million in aggregate principal amount of Notes outstanding, excluding Notes held by the Company and its affiliates. See "Principal Terms of the Tender Offer and the Consent Solicitation--The Tender Offer and Consent Solicitation."

   Concurrent with the Tender Offer, the Company is soliciting (the "Consent Solicitation") consents (the "Consents") to the adoption of certain proposed amendments (the "Proposed Amendments") to the indenture pursuant to which the Notes were issued (as amended through the date hereof, the "Indenture") upon the terms and subject to the conditions set forth herein and in the Letter of Transmittal and Consent. The Proposed Amendments would modify certain of the restrictive covenants and other provisions contained in the Indenture, as more fully described in Annex A hereto. The Proposed Amendments are being presented as one proposal. Consequently, the delivery of a Consent by a holder of Notes shall be deemed to be a consent to all of the Proposed Amendments. See "Summary--Proposed Amendments" and "Annex A--The Proposed Amendments--Comparison of Indenture Provisions" for a description of the Proposed Amendments. HOLDERS WHO TENDER THEIR NOTES IN THE TENDER OFFER PURSUANT TO THE LETTER OF TRANSMITTAL AND CONSENT AND IN ACCORDANCE WITH THE PROCEDURES DESCRIBED HEREIN WILL BE DEEMED TO HAVE CONSENTED TO THE PROPOSED AMENDMENTS WITH RESPECT TO SUCH NOTES. THERE WILL BE NO SEPARATE PAYMENT FOR THE CONSENTS. SEE "PRINCIPAL TERMS OF THE TENDER OFFER AND THE CONSENT SOLICITATION--PROCEDURES FOR TENDERING NOTES AND DELIVERING CONSENTS."

   The Company has commenced the Tender Offer and Consent Solicitation in connection with a private placement (the "Preferred Stock Offering") of
$120.0 million in aggregate liquidation preference of its   % Series D
Cumulative Convertible Exchangeable Preferred Stock (the "Series D Preferred Stock"), a private placement of $440.0 million in aggregate principal amount
of   % Senior Subordinated Notes due 2006 (the "Debt Offering" or the "Note
Offering") and the establishment of a $150.0 million senior secured revolving credit facility (the "New Credit Agreement"), which the Company is currently negotiating. The Preferred Stock Offering and the Debt Offering are collectively referred to herein as the "Financing." The net proceeds of the Financing and borrowings under the New Credit Agreement will be used to finance the Acquisitions (as defined herein), to effect the Tender Offer and for general corporate purposes. See "Summary--Pending Acquisitions," "Summary--Financing Plan," "Agreements Related to the Acquisitions" and "Description of Certain Indebtedness." The Company is seeking Consents to the Proposed Amendments in order to permit the Financing and the execution of the New Credit Agreement, to permit the consummation of the Acquisitions and to enhance the Company's flexibility in effecting future acquisitions, if any. The Company reserves the right to structure the Financing and the New Credit Agreement in a manner different than that described in this Offer to Purchase.

 THE TENDER OFFER AND THE CONSENT SOLICITATION WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MAY 30, 1996, UNLESS EXTENDED (THE "EXPIRATION DATE"). TENDERS OF NOTES MAY BE WITHDRAWN AT ANY TIME UNTIL SUCH TIME AS THE REQUISITE CONSENTS (AS DEFINED HEREIN) HAVE BEEN RECEIVED AND THE SUPPLEMENTAL INDENTURE (AS DEFINED HEREIN) HAS BEEN EXECUTED. IN NO EVENT WILL THE SUPPLEMENTAL INDENTURE BE EXECUTED PRIOR TO MAY 15, 1996.

     THE DEALER MANAGER FOR THE TENDER OFFER AND CONSENT SOLICITATION IS:

                          BT SECURITIES CORPORATION

 THE DATE OF THIS OFFER TO PURCHASE AND CONSENT SOLICITATION IS MAY 2, 1996.

   Notwithstanding any other provision of the Tender Offer and the Consent Solicitation, the Company will not be required to accept any Notes tendered pursuant to the Tender Offer and may terminate, extend or amend the Tender Offer and the Consent Solicitation and may, subject to Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), postpone the acceptance of Notes so tendered, if: (a) the Financing or any part thereof (and execution of the New Credit Agreement) shall not have been consummated, (b) there shall not have been validly tendered (and not withdrawn) prior to the Expiration Date a majority in aggregate principal amount of the Notes outstanding, excluding Notes held by the Company or its affiliates (the "Minimum Tender Condition"), (c) the Company and the Trustee (as defined herein) shall not have executed the Supplemental Indenture (as defined herein) to the Indenture providing for the Proposed Amendments and
(d) any of the General Conditions (as defined herein) shall not have been satisfied. The Company may waive any of the conditions to the Tender Offer and/or the Consent Solicitation, in whole or in part, at any time and from time to time. See "Principal Terms of the Tender Offer and the Consent Solicitation--Conditions of the Tender Offer and the Consent Solicitation." The Tender Offer is not conditioned upon the consummation of any of the Acquisitions.

   Only (i) those persons in whose name Notes are registered in the registry maintained by the Trustee under the Indenture (referred to herein as "Registered Holders") or (ii) persons, such as brokers, dealers, commercial banks, trust companies and other nominees, who (a) are participants in one of the Book-Entry Transfer Facilities (as defined herein) and whose names appear on a security listing as owners of the Notes and (b) hold valid proxies which authorize such persons (or any persons claiming title by or through such persons) to vote Notes with respect to the Consent Solicitation (collectively, and together with the Registered Holders, the "Holders"), will be eligible to tender Notes and to consent to the Proposed Amendments. Beneficial owners of Notes having Notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such Holder if they desire to deliver a Consent in respect of such Notes.

   See "Risk Factors" and "Certain Federal Income Tax Considerations" for discussions of certain factors that should be considered in evaluating the Tender Offer and the Consent Solicitation, and also see "Proposed Amendments to the Indenture" and "Annex A--The Proposed Amendments-- Comparison of Indenture Provisions" for a description of the Proposed Amendments.

   Although it has no obligation to do so, the Company reserves the right in the future to seek to acquire Notes not tendered in the Tender Offer by means of open market purchases, privately negotiated acquisitions, subsequent exchange or tender offers, redemptions or otherwise, at prices or on terms which may be higher or lower or more or less favorable than those in the Tender Offer.

   THE TENDER OFFER AND CONSENT SOLICITATION ARE NOT BEING MADE TO (NOR WILL THE SURRENDER OF NOTES FOR PURCHASE BE ACCEPTED FROM OR ON BEHALF OF) HOLDERS IN ANY JURISDICTION IN WHICH THE MAKING OR ACCEPTANCE OF THE TENDER OFFER OR CONSENT SOLICITATION WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION.

                                  IMPORTANT

   Any Holder of Notes desiring to tender such Notes should either (a) complete and sign the Letter of Transmittal and Consent (or a facsimile thereof) in accordance with the instructions set forth therein and mail or deliver such manually signed Letter of Transmittal and Consent (or such manually signed facsimile), together with the certificates evidencing the Notes (or confirmation of the transfer of such Notes into the account of Chemical Bank (the "Depositary") at a Book-Entry Transfer Facility (as defined herein) pursuant to procedures for book-entry transfer set forth herein) and any other documents required by such Letter of Transmittal and Consent to the Depositary or (b) request such Holder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such Holder. Beneficial owners whose Notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if they desire to tender their Notes so registered. See "Principal Terms of the Tender Offer and the Consent Solicitation--Procedures for Tendering Notes and Delivering Consents."

   A Holder or beneficial owner who desires to tender Notes and who cannot comply with the procedures set forth herein for tender on a timely basis or whose Notes are not immediately available may Tender such Notes by following the procedures for guaranteed delivery set forth herein. See "Principal Terms of the Tender Offer and the Consent Solicitation--Procedures for Tendering Notes and Delivering Consents--Guaranteed Delivery."

   A Holder who tenders Notes must consent to the Proposed Amendments. THE TENDER OF THE NOTES PURSUANT TO THE LETTER OF TRANSMITTAL AND CONSENT WILL BE DEEMED TO CONSTITUTE A CONSENT BY THE HOLDER OF SUCH NOTES TO THE PROPOSED AMENDMENTS. See "Principal Terms of the Tender Offer and the Consent Solicitation--Procedures for Tendering Notes and Delivering Consents."

   To be valid, tenders must be received by the Depositary by the Expiration Date. The Letters of Transmittal and Consents, the Notes and any other required documents should be sent to the Depositary only, and the method of delivery of such documents to the Depositary is at the election and risk of the Holder tendering such Notes. Questions and requests for assistance may be directed to BT Securities Corporation ("BT Securities" or the "Dealer Manager") or to D.F. King & Co., Inc., in its capacity as information agent (the "Information Agent"), at either of their respective addresses and telephone numbers set forth on the last page of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal and Consent and the related Notice of Guaranteed Delivery and Consent (the "Notice of Guaranteed Delivery") may be obtained from the Information Agent.

   THIS OFFER TO PURCHASE, INCLUDING THE ANNEX ATTACHED HERETO, AND THE LETTER OF TRANSMITTAL AND CONSENT CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER AND THE CONSENT SOLICITATION.

                            AVAILABLE INFORMATION

   The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. The reports and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission (the "Commission") at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located in the New York Regional Office, 7 World Trade Center, New York, New York 10048 and the Chicago Regional Office, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of such information also can be obtained from the Commission at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

                       CERTAIN MARKET AND INDUSTRY DATA

   Unless otherwise indicated herein, data with respect to (i) market rank, station revenue rank, combined market revenue share, combined market revenue rank and total number of stations in a market have been prepared by BIA Publications, Inc. based upon its in-house Master Access Radio Database, (ii) station rank among target demographics have been derived from surveys of persons in the target demographic cited listening Monday through Sunday, 6 a.m. to 12 midnight, based upon Arbitron's Fall 1995 Radio Market Report (except for data with respect to the radio stations operating in Biloxi, Mississippi and Myrtle Beach, South Carolina, which are based upon The Arbitron Company's Spring 1995 Radio Market Report) as provided by The Arbitron Company and (iii) audience share and combined market audience share have been derived from surveys of persons over the age of 12 listening Monday through Sunday, 6 a.m. to 12 midnight, calculated at a four-book average of Spring 1995, Summer 1995, Fall 1995 and Winter 1995 (except for data with respect to the radio stations operating in Daytona Beach, Florida, Augusta, Georgia and New Haven, Connecticut, which are calculated at a two-book average of Spring 1995 and Fall 1995, and Biloxi, Mississippi and Myrtle Beach, South Carolina, which are calculated at a two-book average of Spring 1994 and Spring 1995) as provided by The Arbitron Company.

                                TABLE CONTENTS

                                                              PAGE
                                                            ------
SUMMARY ...................................................     1
GLOSSARY ..................................................    12
RISK FACTORS ..............................................    14
PURPOSES OF THE TENDER OFFER AND THE CONSENT SOLICITATION      21
 PRINCIPAL TERMS OF THE TENDER OFFER AND THE CONSENT
 SOLICITATION .............................................    21
PROPOSED AMENDMENTS TO THE INDENTURE ......................    32
CAPITALIZATION ............................................    37
SELECTED FINANCIAL INFORMATION ............................    38
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL
 STATEMENTS ...............................................    40
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
 CONDITION AND RESULTS OF OPERATIONS ......................    51
BUSINESS ..................................................    60
MANAGEMENT ................................................    75
PRINCIPAL STOCKHOLDERS ....................................    83
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS  ...........    86
AGREEMENTS RELATED TO THE ACQUISITIONS AND DISPOSITIONS  ..    88
DESCRIPTION OF CAPITAL STOCK ..............................   100
DESCRIPTION OF CERTAIN INDEBTEDNESS .......................   105
POSSIBLE CHANGES TO FINANCING .............................   106
MARKET AND TRADING INFORMATION ............................   106
CERTAIN FEDERAL INCOME TAX CONSIDERATIONS .................   106
INDEPENDENT AUDITORS ......................................   108
MISCELLANEOUS .............................................   109
INDEX TO FINANCIAL STATEMENTS .............................   F-1
ANNEX A--THE PROPOSED AMENDMENTS--COMPARISON OF INDENTURE
 PROVISIONS ...............................................   A-1

                                   SUMMARY

   The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, contained elsewhere in this Offer to Purchase. Certain capitalized terms used herein have the meanings assigned to them in the Glossary appearing on pages 12 to 13 in this Offer to Purchase. As used in this Offer to Purchase, except where the context otherwise requires, the "Company" refers to SFX Broadcasting, Inc., a Delaware corporation, and its subsidiaries, after giving effect to the Liberty Acquisition and the related Washington Dispositions, the Prism Acquisition and the related Louisville Dispositions, the MMR Acquisition and the related MMR Hartford Acquisition, MMR Myrtle Beach Acquisition and the MMR Dispositions, the ten Additional Acquisitions, the Houston Exchange and the Dallas Disposition. The timing and completion of the Acquisitions and the Dispositions are subject to a number of conditions, certain of which are beyond the Company's control, and there can be no assurance that such transactions will be approved by the Federal Communications Commission (the "FCC") or completed on the terms described herein or at all. See "Risk Factors--Risks Relating to the Acquisitions and the Dispositions" and "Agreements Related to the Acquisitions and the Dispositions." Investors should consider carefully the information set forth under "Risk Factors."

                                 THE COMPANY

   Upon consummation of the Acquisitions and the Dispositions, the Company will own and operate, provide programming to or sell advertising on behalf of 69 radio stations (53 FM and 16 AM stations located in 23 markets) and will be one of the largest companies in terms of number of stations in the United States exclusively devoted to radio broadcasting. The Company will be highly diverse in terms of format and geographic markets, will rank number one in combined station market revenue in 11 of its 23 markets and will own and operate, provide programming to or sell advertising on behalf of two or more stations in 20 of these markets. After giving effect to the Recent Acquisitions and the Transactions as of January 1, 1995, the Company would have had pro forma net revenues, Broadcast Cash Flow and EBITDA of $186.4 million, $66.7 million and $60.4 million, respectively, for the year ended December 31, 1995. The Company, founded in 1992, currently owns and operates, provides programming to or sells advertising on behalf of 22 radio stations in eight markets.

   The following chart sets forth certain information with respect to the Company's stations after giving effect to the Acquisitions and the
Dispositions:

                                                       NUMBER OF
                                          NUMBER OF     STATIONS     NUMBER OF
                                          STATIONS     CURRENTLY    STATIONS TO
                                MARKET    CURRENTLY   UNDER LMA OR      BE
            MARKET               RANK     OWNED(1)        JSA       ACQUIRED(2)
- ----------------------------  --------  -----------  ------------  -----------

Northeast Region
  Washington, DC/Baltimore,
  MD                               8          -            -             1
  Nassau-Suffolk, NY ........     14          -            -             4
  Providence, RI ............     31          -            -             3
  Hartford, CT ..............     41          -            -             4
  Albany, NY ................     57          -            -             4
  Springfield/Northampton, MA     76          -            -             3
  New Haven, CT .............     95          -            -             1
South-Atlantic Region
  Charlotte, NC .............     37          2            -             -
  Greensboro, NC ............     42          -            4             3
  Nashville, TN .............     44          2            -             -
  Raleigh-Durham, NC ........     50          -            -             4
  Richmond, VA ..............     56          -            -             1
  Greenville-Spartanburg, SC      59          3            1             1
Southern Region
  Jacksonville, FL ..........     53          -            -             4
  Daytona Beach, FL .........     93          -            -             1
  Augusta, GA (3) ...........    116          -            -             -
  Jackson, MS ...............    118          3            2             3
  Biloxi, MS ................    134          -            -             2
  Myrtle Beach, SC ..........    185          -            -             2
Southwest Region
  Houston, TX ...............      9          1            -             1
  San Diego, CA .............     15          2            -             -
  Tucson, AZ ................     62          -            -             4
  Wichita, KS ...............     91          -            -             3
                                        -----------  ------------  -----------
   Total ....................                13            7            49





                    (RESTUBBED TABLE CONTINUED FROM ABOVE)

                                                NUMBER OF
                                  NUMBER OF      STATIONS
                               STATIONS TO BE   FOLLOWING    COMBINED    COMBINED    COMBINED
                                UNDER LMA OR  ACQUISITIONS    MARKET      MARKET      MARKET
                                  JSA AFTER        AND       AUDIENCE    REVENUE     REVENUE
            MARKET             ACQUISITIONS(2) DISPOSITIONS   SHARE       SHARE        RANK
- ----------------------------  ---------------  ----------  ----------  ----------  ----------
                                                AM    FM
                                               ----  ----
Northeast Region
  Washington, DC/Baltimore,
  MD                                  -          -     1        3.8%        3.6%        8
  Nassau-Suffolk, NY ........         -          1     3        7.2%       32.4%        1
  Providence, RI ............         -          1     2       17.6%       28.3%        2
  Hartford, CT ..............         -          1     3       16.2%       26.8%        2
  Albany, NY ................         1          2     3       21.5%       32.4%        1
  Springfield/Northampton, MA         -          1     2       12.7%       31.4%        1
  New Haven, CT .............         1          -     2       12.1%       49.7%        1
South-Atlantic Region
  Charlotte, NC .............         -          -     2       11.9%       13.6%        3
  Greensboro, NC ............         1          2     2        9.2%       13.7%        3
  Nashville, TN .............         -          -     2       21.8%       27.3%        1
  Raleigh-Durham, NC ........         -          -     4       23.4%       35.8%        1
  Richmond, VA ..............         -          -     1        5.5%       11.1%        5
  Greenville-Spartanburg, SC          -          1     3       32.0%       43.4%        1
Southern Region
  Jacksonville, FL ..........         -          2     2       15.3%       19.2%        3
  Daytona Beach, FL .........         -          -     1        8.2%       33.3%        1
  Augusta, GA (3) ...........         3          -     3        8.2%        9.9%        6
  Jackson, MS ...............         -          2     4       31.3%       56.0%        1
  Biloxi, MS ................         -          -     2       19.5%       34.6%        1
  Myrtle Beach, SC ..........         1          -     3        6.8%       13.1%        3
Southwest Region
  Houston, TX ...............         -           -    2        9.5%       13.4%        2
  San Diego, CA .............         -           -    2        9.2%       10.1%        5
  Tucson, AZ ................         -           2    2       22.8%       26.2%        1
  Wichita, KS ...............         -           1    2       17.8%       21.0%        3
                              ---------------  ----  ----
   Total ....................         7          16   53

- ------------
   (1) Does not include radio stations to be sold in the Dispositions.
   (2) Includes radio stations to which the Company currently provides programming pursuant to a local marketing agreement ("LMA") or sells advertising on behalf of pursuant to a joint sales agreement ("JSA").
   (3) MMR is currently negotiating the termination of a JSA with WCHZ-FM and an LMA with WAEG-FM and WAEJ-FM, both operating in Augusta, Georgia. Does not include WRXR-FM and WKBG-FM, both operating in Augusta, Georgia, which MMR has agreed to sell.

                              OPERATING STRATEGY

   The Company seeks to maximize the Broadcast Cash Flow of its stations by employing its operating strategy, which has the following principal components:

   Operate Highly Ranked Stations. The Company believes that highly ranked stations, measured in terms of combined market audience share, provide important competitive advantages. Highly ranked stations generally receive a disproportionately large share of their market's advertising revenues because such stations are an efficient means of targeting advertising dollars at well-defined audiences. Such stations can better capitalize on the operating leverage inherent in the radio industry because the costs of operating a radio station are generally fixed and, therefore, increased revenues generally result in disproportionately larger increases in Broadcast Cash Flow.

   Assemble and Manage Market Clusters with Regional Concentrations. The Company intends to capitalize on the recently enacted Telecommunications Act of 1996 (the "Recent Legislation") by assembling and operating a cluster of stations in each of its principal markets. The Company believes that by controlling a larger share of the total advertising inventory in a particular market, it can offer advertisers attractive packages of advertising options while maintaining rate integrity. The Company also believes that its cluster approach will allow it to operate its stations with more highly skilled local management teams and eliminate duplicative operating and overhead expenses. By assembling market clusters with a regional concentration, the Company believes that it will be able to increase revenues by targeting regionally-based advertisers and capturing a larger share of their advertising budgets. Through the regional management structure to be implemented following the Acquisitions, the Company believes that it will be able to more readily transfer the programming and sales successes of individual stations and clusters to other stations and clusters within the same region.

   Revenue Enhancement and Cost Controls. The Company seeks to maximize Broadcast Cash Flow by employing management techniques to enhance revenues while maintaining strict cost controls. Key elements of the Company's strategy include:

    Aggressive Sales and Inventory Management. In each of its market clusters, the Company utilizes sophisticated sales reporting systems to monitor its sales activity and to formulate and implement pricing and inventory controls. The Company believes that controlling a larger share of the total advertising inventory in a particular market enhances its ability to identify market trends and optimize pricing and inventory sellout.

    Target Programming. The Company utilizes extensive market research to refine the programming at each of its stations and to position each of the stations within a particular cluster to maximize the total audience share and market revenue of the cluster as a whole. The Company's cluster approach allows it the flexibility to develop either protective programming formats for its market leading stations or to develop a spectrum of independently successful program formats to meet the needs of particular market conditions.

    Strict Cost Controls. The Company's management imposes strict financial reporting requirements and expense budget limitations on each of its stations. In addition, management maintains a centralized accounting system which allows it to monitor the performance and operations of each of its stations. Such centralization allows the Company to achieve expense savings in certain areas, including purchasing and administrative expenses. The Company also achieves expense savings through the elimination of certain duplicative costs within its markets and market clusters.

                                  MANAGEMENT

   Following completion of the MMR Merger, the Company's senior management team will be comprised of Robert F.X. Sillerman, Executive Chairman, Michael
G. Ferrel, Chief Executive Officer, and D. Geoffrey Armstrong, Chief Operating Officer. The Company's management has substantial experience in integrating and operating acquired stations. Under the leadership of Michael
G. Ferrel, the current Chief Executive Officer of MMR, MMR commenced operations in July 1993 with the acquisition of five radio stations, and has increased the number of stations it owns and operates, provides programming to or sells advertising on behalf of, to 15 stations.

   The Company plans to emphasize both regional and local management of its radio stations. Regional operations will initially be managed under the direction of four regional managers, each of whom will report directly to the Company's Chief Executive Officer and Chief Operating Officer. Teamed with each regional manager will be a director of sales and a director of programming. The Company believes that regional management and coordination will enable it to maximize the benefits of operating a national station franchise while maintaining controls over local operations. Local management is also central to the Company's strategy. Local management is responsible for building and developing a sales team capable of converting the station's audience rankings into revenues. The Company's general managers and sales managers are motivated through incentive compensation based upon their station's performance. Corporate management continuously provides its stations with advice and support in the development of advertising and marketing strategies, sales force training and motivation techniques.

                    PENDING ACQUISITIONS AND DISPOSITIONS

   In November 1995, the Company entered into an agreement to acquire Liberty Broadcasting, Incorporated ("Liberty"), which owns and operates, provides programming to or sells advertising on behalf of 14 FM and six AM radio stations (the "Liberty Stations") located in six markets: Washington, DC/Baltimore, Maryland; Nassau-Suffolk, New York; Providence, Rhode Island; Hartford, Connecticut; Albany, New York and Richmond, Virginia (the "Liberty Acquisition"). On May 1, 1996, the Company entered into an agreement to sell three of the Liberty Stations operating in the Washington, DC/Baltimore, Maryland market (the "Washington Dispositions").

   In February 1996, the Company entered into an agreement to acquire from Prism Radio Partners L.P. ("Prism") substantially all of the assets used in the operation of ten FM and six AM radio stations (the "Prism Stations") located in five markets: Louisville, Kentucky; Jacksonville, Florida; Raleigh, North Carolina; Tucson, Arizona and Wichita, Kansas (the "Prism Acquisition"). In April 1996, the Company entered into a letter of intent to sell three of the Prism Stations operating in the Louisville, Kentucky market (the "Louisville Dispositions").

   In April 1996, the Company entered into an agreement and plan of merger pursuant to which it will acquire MMR, which owns and operates, provides programming to or sells advertising on behalf of 14 FM radio stations and one AM radio station (the "MMR Stations") located in seven markets: New Haven, Connecticut; Springfield/Northampton, Massachusetts; Daytona Beach, Florida; Augusta, Georgia; Biloxi, Mississippi; Little Rock, Arkansas and Myrtle Beach, South Carolina (the "MMR Merger"). MMR has entered into agreements or letters of intent to acquire WKSS-FM, Hartford, Connecticut (the "MMR Hartford Acquisition") and WMYB-FM, Myrtle Beach, South Carolina (the "MMR Myrtle Beach Acquisition"), and to sell KOLL-FM, Little Rock, Arkansas, and WRXR-FM and WKBG-FM, both operating in Augusta, Georgia (collectively, the "MMR Dispositions"). Except where the context otherwise requires, the term "MMR Merger" as used herein gives effect to the MMR Hartford Acquisition, the MMR Myrtle Beach Acquisition and the MMR Dispositions. MMR is currently negotiating the termination of a joint sales agreement ("JSA") with WCHZ-FM and a local marketing agreement ("LMA") with WAEG-FM and WAEJ-FM, each operating in Augusta, Georgia. The MMR Hartford Acquisition, the MMR Myrtle Beach Acquisition and the MMR Dispositions are anticipated to be completed prior to the consummation of the MMR Merger. MMR was organized in 1992 by Robert F.X. Sillerman, Executive Chairman and controlling stockholder of the Company, Michael G. Ferrel and Howard J. Tytel, a Director and Executive Vice President of the Company. Mr. Sillerman owns a substantial non-voting equity interest in MMR which will be exchanged for common stock of the Company upon the consummation of the MMR Merger. In connection with the MMR Merger, Mr. Sillerman provided advisory services to MMR and the Company through Sillerman Communications Management Corporation ("SCMC"), a corporation controlled by him, which also serves as a financial advisor and consultant to radio operators.

   Pursuant to four separate agreements, the Company has agreed to acquire substantially all of the assets of WROQ-FM, operating in Greenville, South Carolina, WJDX-FM, WSTZ-FM and WZRX-AM, each operating in Jackson, Mississippi, WTRG-FM and WRDU-FM, both operating in Raleigh, North Carolina, and WMFR-AM, WMAG-FM and WTCK-AM, each operating in Greensboro, North Carolina, and, pursuant to a separate option agreement, has an option to acquire WHSL-FM, Greensboro, North Carolina (collectively, the "Additional Acquisitions"). In addition, the Company has entered into an agreement to exchange radio station KRLD-AM, Dallas, Texas, and the Texas State Networks for radio station KKRW-FM, operating in Houston, Texas (the "Houston Exchange"), and has entered into a letter of intent to sell radio station KTCK-AM, operating in Dallas, Texas (the "Dallas Disposition").

   The Liberty Acquisition, the Prism Acquisition, the MMR Merger, the Additional Acquisitions and the Houston Exchange are referred to herein collectively as the "Acquisitions." The Washington Dispositions, the Louisville Dispositions and the Dallas Disposition are referred to herein collectively as the "Dispositions."

   The Company anticipates that it will consummate all of the Acquisitions and Dispositions within 60 days after the closing of the Financing, except for the MMR Merger, which is subject to stockholder approval and which the Company expects to complete during the third quarter of fiscal 1996, and the Houston Exchange, which the Company expects to complete within 120 days of the closing of the Financing. However, the timing and completion of the Acquisitions and Dispositions are subject to a number of conditions, certain of which are beyond the Company's control, and there can be no assurance that such transactions will be approved by the FCC or completed on the terms described herein, or at all. See "Risk Factors -- Risks Relating to the Acquisitions and the Dispositions" and "Agreements Related to the Acquisitions and the Dispositions."

                           CONCURRENT TRANSACTIONS

   Agreement with SCMC. In April 1996, the Company and SCMC entered into an agreement to terminate SCMC's financial consulting services to the Company in exchange for the cancellation of certain indebtedness owing from SCMC to the Company and the grant to SCMC of certain options to purchase common stock of the Company (the "SCMC Termination Agreement"). Pursuant to such agreement, SCMC has also assigned to the Company its rights to receive certain fees payable by MMR and Triathlon Broadcasting Company ("Triathlon"), a publicly-traded company engaged in the business of acquiring, developing and operating radio stations in small and medium-sized markets in the Midwest and Western regions of the United States, pursuant to services that SCMC provides in connection with consulting agreements between SCMC and such companies. In addition, pursuant to the SCMC Termination Agreement, SCMC has agreed to continue to provide financial consulting services to MMR (until completion of the MMR Merger) and to Triathlon at SCMC's expense. See "Certain Relationships and Related Transactions -- Relationship of the Company with SCMC."

   Preferred Stock Offering, Debt Offering and New Credit Agreement. Concurrently with the Tender Offer, the Company will offer in private placements (i) $120.0 million in aggregate liquidation preference of its Series D Preferred Stock in the Preferred Stock Offering and (ii) $440.0
million in aggregate principal amount of   % Senior Subordinated Notes due
2006 (the "New Notes") in the Debt Offering. In addition, the Company is currently negotiating the New Credit Agreement, which will provide availability of up to $150.0 million of senior financing for additional acquisitions and for working capital, at least $80.0 million of which will be committed upon consummation of the Financing. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," "Description of Capital Stock" and "Description of Certain Indebtedness."

   Agreements with Messrs. Hicks and Armstrong. In April 1996, the Company entered into an agreement (the "Hicks Agreement") with R. Steven Hicks, the current President, Chief Executive Officer and Chief Operating Officer of the Company, pursuant to which Mr. Hicks agreed to terminate his employment arrangement with the Company concurrently with the completion of the MMR Merger. The Hicks Agreement provides that Mr. Hicks will continue to serve as a Director of, and will become a consultant to, the Company. Subsequent to the execution of the Hicks Agreement, it was publicly announced that Mr. Hicks will head a new investment group that intends to acquire radio properties, which properties may be located in markets similar to certain of the Company's target markets. Also, in the Hicks Agreement, the Company agreed to repurchase certain securities owned by Mr. Hicks. Additionally, the Company has entered into an agreement (the "Armstrong Agreement") with D. Geoffrey Armstrong, Chief Financial Officer of the Company, effective as of April 15, 1996, pursuant to which Mr. Armstrong will become Chief Operating Officer of the Company concurrently with the completion of the MMR Merger and will defer certain payments due to him under his employment agreement. The Company will also repurchase certain securities of the Company owned by Mr. Armstrong. See "Management -- Employment Agreements."

   The Acquisitions, the Tender Offer (assuming all of the Notes are tendered), the Dispositions, the Financing, the implementation of the Hicks Agreement, the Armstrong Agreement and the SCMC Termination Agreement are collectively referred to hereinafter as the "Transactions."

                                FINANCING PLAN

   The Company intends to use the proceeds of the Financing and the Dispositions, and the proceeds from the exercise of the MMR Class A Warrants (as defined) to finance the Acquisitions, to repurchase the Notes, to pay the costs of the Tender Offer, to make payments to certain executive officers of the Company and to repay certain indebtedness. The proceeds of the Financing and the Dispositions will be used by the Company as follows:

 SOURCES OF FUNDS:
 Debt Offering ......................................   $440,000,000
 Preferred Stock Offering ...........................    120,000,000
 New Credit Agreement (1) ...........................             --
 Dispositions:
    Washington Dispositions  ........................     25,000,000
    Louisville Dispositions  ........................     19,500,000
    Dallas Disposition (2)  .........................      9,500,000
    MMR Dispositions(3)  ............................     10,000,000
 Exercise of MMR Class A Warrants (4) ...............     13,600,000
                                                      --------------
     Total Sources of Funds  ........................   $637,600,000
                                                      ==============

USES OF FUNDS:
 Purchase price of the Acquisitions:
    Liberty Acquisition (5)  ........................   $236,000,000
    Prism Acquisition  ..............................    105,300,000
    MMR Merger (6)  .................................     66,500,000
    Additional Acquisitions (7)  ....................     63,000,000
  Repurchase of the Notes (8) .......................     80,000,000
  Costs of Tender Offer (9) .........................      9,300,000
  Payments to executive officers (10) ...............     19,500,000
  Repayment of the Company's Old Credit Agreement
  (11) ..............................................     18,500,000
  Fees and expenses, including fees to SCMC (12) ....     39,500,000
                                                      --------------
    Total Uses of Funds .............................   $637,600,000
                                                      ==============

- ------------

(1) The Company is currently negotiating with respect to the New Credit Agreement, which will provide availability of up to $150.0 million for additional acquisitions and for working capital, of which at least $80.0 million will be committed upon consummation of the Financing. The foregoing presentation assumes that all of the Acquisitions and Dispositions and the exercise of the MMR Class A Warrants occur simultaneously although the Company expects that certain of the Dispositions and the exercise of the MMR Class A Warrants will occur after certain of the Acquisitions. In the event that the Dispositions and the exercise of the MMR Class A Warrants do not occur within 60 days of the closing of the Financing, as currently expected, the Company may be required to borrow up to approximately $78.0 million under the New Credit Agreement pending consummation of the Dispositions and such exercise.

(2) The sale price for the Dallas Disposition is $14.0 million. The Company estimates that it will pay $2.5 million to the entity that sold KTCK-AM in satisfaction of its contingent payment right and will redeem the Series C Preferred Stock for $2.0 million.

(3) The MMR Dispositions reflect sales proceeds to be received after December 31, 1995 of (i) $4.0 million for the sale of KOLL-FM, Little Rock, Arkansas; (ii) $950,000 for the sale of WRSF-FM, Nags Head, North Carolina; and (iii) $5.0 million for the sale of WRXR-FM and WKBG-FM, Augusta, Georgia. Subsequent to December 31, 1995, MMR received deposits of $3.5 million related to KOLL-FM and $300,000 related to WRXR-FM and WKBG-FM and sale proceeds of $950,000 related to WRSF-FM which have not been reflected as a diminution of the $10.0 million MMR Disposition proceeds.

(4) Assumes the exercise of the currently outstanding MMR Class A Warrants to purchase MMR Class A Common Stock at an exercise price of $7.75 per share. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

(5) Assumes that there will be no working capital purchase price adjustments. See "Agreements Related to the Acquisitions and the Dispositions."

(6) Represents the amount required to repay certain indebtedness of MMR upon the consummation of the MMR Merger, including anticipated prepayment premiums of $6.0 million. This amount includes the $18.0 million necessary to fund the MMR Hartford Acquisition. Subsequent to December 31, 1995, MMR made a $1.8 million cash deposit to the seller with respect to the MMR Hartford Acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

(7) Includes the following amounts: (i) $14.0 million for the acquisition of WROQ-FM, Greenville, South Carolina, (ii) $3.5 million for the acquisition of WZTZ-FM and WZRX-AM, both operating in Jackson, Mississippi, (iii) $6.0 million for the acquisition of WMFR-AM, WMAG-FM and WTCK-AM, each operating in Greensboro, North Carolina, (iv) $32.0 million for the acquisition of WTRG-FM and WRDU-FM, both operating in Raleigh, North Carolina, (v) $3.0 million for the acquisition of WJDX-FM, operating in Jackson, Mississippi and (vi) $4.5 million for the acquisition of WHSL-FM, Greensboro, North Carolina. In the event that the seller of WHSL-FM, Greensboro, North Carolina, elects to be paid in shares of Class A Common Stock of the Company, the $4.5 million allocated for the acquisition of such station will be available to the Company for other uses.

(8) Assumes all Notes are tendered in the Tender Offer. In the event that all of the Notes are not tendered in the Tender Offer, a portion of the funds allocated to the Tender Offer and related expenses will be available to the Company for other uses.

(9) Consists of a prepayment premium of $7.0 million and $2.3 million of accrued interest payable in connection with the Tender Offer.

(10) Consists of approximately $14.9 million to be paid to R. Steven Hicks, the current President, Chief Executive Officer and Chief Operating Officer of the Company, pursuant to the Hicks Agreement, and approximately $4.6 million to be paid to D. Geoffrey Armstrong, the Chief Financial Officer of the Company, pursuant to the Armstrong Agreement. See "Management -- Employment Agreements" and "Certain Relationships and Related Transactions."

(11) The repayment of the Company's Old Credit Agreement represents the funds borrowed by the Company to complete the Charlotte Acquisition. Actual borrowings under the Old Credit Agreement as of May 1, 1996 were $21.5 million, reflecting additional borrowings of $3.0 million under the Old Credit Agreement for working capital purposes.

(12) Consists of fees and expenses of the Financing of $26.0 million and of the Acquisitions and the Dispositions of $10.0 million (of which $6.0 million is payable to SCMC) and working capital of $3.5 million. See "Certain Relationships and Related Transactions."

   The consummation of the Acquisitions and the Dispositions are subject to a number of conditions, certain of which are beyond the Company's control, and there can be no assurance that such transactions will be completed on the terms described herein if at all. In the event that any of the Acquisitions are not consummated, the Company may apply the proceeds intended to finance such acquisition for other radio station acquisitions, to reduce indebtedness or for working capital and other corporate purposes although the Company currently has no agreements, commitments or arrangements to acquire other radio stations. In the event that any of the Dispositions are not consummated, the Company will be required to seek to complete other dispositions in order to satisfy certain anticipated covenants under the New Credit Agreement. There can be no assurance that the Company will be able to complete any such dispositions pursuant to such alternate means on a timely basis or at all.

   Pending the foregoing application of the proceeds, the proceeds will be invested in interest bearing investment grade securities.

PURPOSES OF THE TENDER OFFER AND THE CONSENT SOLICITATION

   The Company is making the Tender Offer in order to retire the Notes and is seeking the Consents to the Proposed Amendments in order to modify certain of the restrictive covenants and other provisions in the Indenture to permit the Financing, to permit the consummation of the Acquisitions and to enhance the Company's flexibility in effecting future acquisitions, if any. See "Proposed Amendments to the Indenture" and "Annex A--The Proposed Amendments-- Comparison of Indenture Provisions." The Supplemental Indenture will provide that the Proposed Amendments will become operative on the Acceptance Date (as defined herein).

THE TENDER OFFER AND CONSENT SOLICITATION

The Tender Offer .......         The Company is offering to purchase any and
                                 all of its outstanding Notes.

The Consent Solicitation
 .......................         The Company is seeking Consents from Holders
                                 of the Notes to the Proposed Amendments to the Indenture.







Tender Offer
Consideration ..........         $1,080.00 per $1,000 principal amount of the
                                 Notes, plus accrued and unpaid interest up to, but not including, the Acceptance Date
                                 (the "Tender Offer

                                 Consideration"). No additional consideration will be paid for the Consents.



Requisite Consents .....         Approval of the Proposed Amendments to the
                                 Indenture requires the written consent of a majority in aggregate principal amount of the Notes outstanding, excluding Notes held by the Company or its affiliates (the
                                 "Requisite Consents"). Subsequent to receipt of the Requisite Consents, but in no event prior to May 15, 1996, the Company will direct the Depositary to deliver to the trustee under the Indenture (the "Trustee") certification of receipt of the Requisite
                                 Consents, at which time the Company and the Trustee will enter into the supplemental indenture giving effect to the Proposed
                                 Amendments (the "Supplemental Indenture").
                                 The Supplemental Indenture will provide that the Proposed Amendments will become operative on the date of acceptance by the Company of all Notes validly tendered for purchase (and not withdrawn) pursuant to the Tender Offer (the "Acceptance Date"), which is expected to occur on or about May 31, 1996. If the Proposed Amendments become operative, all persons who continue to hold
                                 Notes thereafter will be subject to the
                                 provisions of the Indenture, as amended by the Proposed Amendments embodied in the Supplemental Indenture.



Delivery of Consents ...         The tender of Notes by a Holder thereof in
                                 the Tender Offer will be deemed to
                                 constitute a Consent to the Proposed
                                 Amendments with respect to the Notes
                                 tendered, and Holders of Notes may not
                                 deliver Consents with respect to any Notes without tendering such Notes in the Tender Offer.



Proposed Amendments ....         The Supplemental Indenture will provide that
                                 from and after the Acceptance Date, the
                                 Indenture will be amended to modify certain of the restrictive covenants and other provisions set forth therein, as follows:
                                 The covenants in the Indenture set forth under the headings "Limitation on Restricted
                                 Payments," "Limitation on Dividend
                                 Restrictions Affecting Subsidiaries,"
                                 "Limitation on Incurrence of Additional Debt and Preferred Stock," "Limitation on
                                 Transactions with Related Persons,"
                                 "Limitation on Disposition of Assets and Subsidiary Stock," "Limitation on Line of
                                 Business," "Limitation on Subsidiary Debt and Preferred Stock" and "When Company May
                                 Merge, etc.," which covenants generally
                                 limit the Company's ability to, among other things, (i) pay dividends and make certain other payments (including acquisition-related payments), (ii) incur indebtedness, (iii) enter into certain transactions with affiliates, (iv) dispose of its assets, (v) engage in different lines of business and (vi) merge or consolidate with or into another entity, or sell or transfer substantially all of its assets to another entity, would be modified to expand the ability of the Company and its subsidiaries to make investments and incur indebtedness and to engage in certain affiliate transactions in order to (i) permit the consummation of the Financing
                                 (and the execution of the New Credit
                                 Agreement) and the Acquisitions and (ii) enhance the Company's ability to effect future financings and acquisitions, if any.
                                 In addition, certain definitions would be changed, added or deleted in the Indenture to effect the changes to the covenants listed above. The Proposed Amendments also would amend the Indenture to harmonize the covenants listed above and the "Events of Default" provisions in the Indenture with the corresponding covenants, provisions and definitions to be contained in the indenture



                                 governing the Company's     % Senior
                                 Subordinated Notes due 2006 (the "New
                                 Notes") to be issued pursuant to the Debt
                                 Offering. The Company reserves the right to make other changes to the Indenture that are not adverse to the Holders.

Conditions of the Tender
 Offer ..................        The Company will not be required to accept
                                 or pay for any Notes tendered pursuant to the Tender Offer if: (a) the Financing or any part thereof (and execution of the New
                                 Credit Agreement) shall not have been
                                 consummated, (b) the Minimum Tender
                                 Condition shall not have been satisfied, (c) the Company and the Trustee shall not have executed the Supplemental Indenture providing for the Proposed Amendments and
                                 (d) any of the General Conditions shall not have been satisfied. The Company expressly reserves the right to delay acceptance for purchase of Notes tendered pursuant to the Tender Offer or the payment for Notes accepted for purchase, or to terminate the Tender Offer and not accept for purchase any Notes not theretofore accepted for purchase, if any of the conditions set forth under "The Tender Offer and the Consent Solicitation
                                 --Conditions of the Tender Offer and the Consent Solicitation" shall not have been satisfied and shall not have been validly waived by the Company or in order to comply in whole or in part with any applicable law.



Expiration Date ........         The Tender Offer and the Consent
                                 Solicitation will expire at 12:00 midnight, New York City time, on May 30, 1996, unless extended by the Company.

Procedure to Tender ....         For a Holder validly to tender Notes
                                 pursuant to the Tender Offer, (a) a properly completed and validly executed Letter of Transmittal and Consent (or a facsimile thereof), together with any signature guarantees and any other documents required by the instructions to the Letter of Transmittal and Consent, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase, and certificates for tendered Notes must be received by the Depositary at its address or such Notes must be transferred pursuant to the procedures for book-entry transfer described below and a confirmation of such book-entry transfer must be received by the Depositary, in each case, on or prior to the Expiration Date or (b) the tendering Holder must comply with the procedures for guaranteed delivery set forth below. Any beneficial owner whose Notes are held in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender Notes and deliver Consents should contact such Holder promptly and instruct such Holder to tender Notes and deliver Consents on such beneficial owner's behalf. See "Principal Terms of the Tender
                                 Offer and the Consent Solicitation--
                                 Procedures for Tendering Notes and
                                 Delivering Consents" and the Letter
                                 of Transmittal and Consent.



                                 LETTERS OF TRANSMITTAL AND CONSENTS AND
                                 NOTES SHOULD NOT BE SENT TO THE COMPANY, THE
                                 INFORMATION AGENT, THE TRUSTEE OR THE DEALER
                                 MANAGER. LETTERS OF TRANSMITTAL AND CONSENTS
                                 AND NOTES AND ANY OTHER REQUIRED DOCUMENTS
                                 SHOULD BE SENT TO THE DEPOSITARY ONLY.



Withdrawal of Tenders
 and Consents ...........        Tenders of Notes and Consents may be
                                 withdrawn at any time until the Requisite
                                 Consents have been received and the Company and Trustee have executed the Supplemental
                                 Indenture (the "Consent Date"). In no event will the Consent Date be prior to May 15, 1996. Notwithstanding any provision of the Indenture, on and after the Consent Date, tendered Notes may not be withdrawn unless the Tender Offer and the Consent
                                 Solicitation are terminated without any
                                 Notes being purchased thereunder. Holders who tender Notes and deliver Consents after the Consent Date and prior to the Expiration



                                 Date will not be able to withdraw their
                                 tenders and Consents unless and until the Company terminates the Tender Offer without accepting for payment Notes which have been validly tendered. In order to be effective, withdrawals of Notes must comply with the procedures therefor described under "Principal Terms of the Tender Offer and the Consent Solicitation--Withdrawal of Tenders; Revocation of Consents; Absence of Appraisal Rights."

Certain Federal Income
 Tax  Considerations ....        Generally, for federal income tax purposes,
                                 Holders receiving cash in exchange for Notes pursuant to the Tender Offer will recognize taxable gain or loss equal to the difference between the cash received and the adjusted tax basis of the Notes exchanged therefor;
                                 and (subject to the market discount rules) such gain or loss will be long-term capital gain or loss if the Notes have been held longer than one year. Although not entirely free from doubt, Holders retaining their Notes should not recognize any taxable income or loss as a result of the modification of the Indenture by the Proposed Amendments. See "Certain Federal
                                 Income Tax Considerations."

Dealer Manager .........         BT Securities is serving as Dealer Manager
                                 in connection with the Tender Offer and the Consent Solicitation. Its telephone number is (212) 775-4300. In its capacity as Dealer
                                 Manager, BT Securities may contact Holders regarding the Tender Offer and the Consent
                                 Solicitation and may request brokers,
                                 dealers and other nominees to forward this Tender Offer and Consent Solicitation and related materials to beneficial owners of Notes. See "Principal Terms of the Tender
                                 Offer and the Consent Solicitation--Dealer
                                 Manager."

Depositary .............         Chemical Bank is serving as Depositary in
                                 connection with the Tender Offer and the Consent Solicitation. Its telephone numbers are (212) 638-0828 and (212) 638-0454. See
                                 "Principal Terms of the Tender Offer and the Consent Solicitation-- Depositary and
                                 Information Agent."

Information Agent ......         D.F. King & Co., Inc. is serving as
                                 Information Agent in connection with the Tender Offer and the Consent Solicitation.
                                 Requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal and Consent, the Notice of Guaranteed Delivery or any other required documents should be directed to the Information Agent at the address set forth on the back cover of this Offer to Purchase.
                                 The telephone number of the Information
                                 Agent is (212) 269-5550 (collect) for banks and brokers; all others may call (800)
                                 769-7666 toll-free. See "Principal Terms of the Tender Offer and the Consent
                                 Solicitation-- Depositary and Information
                                 Agent."

Risk Factors ...........         See "Risk Factors" for a discussion of
                                 certain consequences of the adoption of the Proposed Amendments to Holders of Notes not tendered and certain factors that should be considered in evaluating the Tender Offer and the Consent Solicitation.

                     SUMMARY CONSOLIDATED FINANCIAL DATA
              (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

The Summary Consolidated Financial Data of the Company and predecessors include the historical financial statements of Capstar Communications, Inc. ("Capstar") and the historical financial statements of the Company since its formation on February 26, 1992. See "Unaudited Pro Forma Condensed Combined Financial Statements." The Summary Consolidated Financial Data as of December 31, 1995 have been derived from the audited consolidated financial statements of the Company included elsewhere in this Offer to Purchase.

                                                                             YEAR ENDED DECEMBER 31,
                                        -----------------------------------------------------------------------------------------
                                                                                             PRO FORMA
                                                                                              FOR THE
                                                                                              RECENT
                                                                                            ACQUISITIONS   PRO FORMA
                                                                                              AND THE       FOR THE
                                                                                            TRANSACTIONS     RECENT
                                                                                           OTHER THAN THE  ACQUISITIONS
                                                                                                 MM          AND THE
                                                                                              MERGER (5)  TRANSACTION(6)
                                          1991       1992       1993       1994       1995       1995       1995
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
STATEMENT OF OPERATIONS DATA:
Net revenues ..........................  $13,442    $15,003   $ 34,233     $55,556   $76,830   $163,418   $186,384
Station operating expenses ............    9,105      9,624     21,555      33,956    51,039    106,790    119,682
Depreciation, amortization and duopoly
 integration costs ....................    3,726      3,208      4,475       5,873     9,137     26,862     30,897
Corporate expenses ....................      726        769      1,808       2,964     3,797      6,060      6,300
Corporate expenses -- non-recurring
 charge(1) ............................                         13,980
Write down of broadcast rights
 agreement and other ..................                                                           5,000        281
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
Operating income (loss) ...............     (115)     1,402     (7,585)     12,763     7,857     23,706     29,224
Other (income) loss, net ..............     (124)                  (17)        121      (650)    (1,174)    (1,174)
Interest expense ......................    4,241      3,610      7,351       9,332    12,903     46,900     46,900
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income (loss) before income taxes,
 extraordinary item and cumulative
 effect of a change in accounting
 principle ............................   (4,232)    (2,208)   (14,919)      3,310    (4,396)   (22,020)   (16,502)
Income tax expense ....................                          1,015       1,474
Extraordinary loss on debt retirement                            1,665
Cumulative effect of a change in
 accounting principle .................                            182
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income (loss) .....................   (4,232)    (2,208)   (17,781)      1,836    (4,396)    (2,020)   (16,502)
Redeemable preferred stock dividends
 and accretion(2) .....................      302        385        557         348       291      8,091      8,091
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income (loss) applicable to common
 stock ................................  $(4,534)   $(2,593)  $(18,338)    $ 1,488   $(4,687)  $(30,111)  $(24,593)
                                        =========  =========  =========  =========  =========  =========  =========
Net income (loss) per share ...........  $ (3.85)   $ (2.20)  $  (7.08)    $  0.26   $ (0.71)  $  (4.04)  $  (2.60)
                                        =========  =========  =========  =========  =========  =========  =========
Weighted average common shares
 outstanding .......................... 1,178,570  1,178,570  2,589,285  5,792,385  6,595,728  7,458,000  9,459,000
                                        =========  =========  =========  =========  =========  =========  =========
Ratio of earnings to fixed charges (3)         --         --         --       1.4x         --         --         --
Ratio of earnings to combined fixed
 charges and preferred stock
 dividends(3) .........................        --         --         --       1.3x         --         --          --
OTHER OPERATING DATA:
Broadcast Cash Flow(4) ................   $ 4,337    $ 5,379   $ 12,678    $21,600    $25,791   $ 56,628     $66,702
EBITDA(4) .............................     3,611      4,610     10,870     18,636     21,994     50,568      60,402
Cash capital expenditures .............       139        115        569      1,951      3,261

                                           (Table continued on following page)

                                         DECEMBER 31, 1995
                            -----------------------------------------
                                        PRO FORMA FOR
                                          THE RECENT    PRO FORMA FOR
                                         ACQUISITIONS     THE RECENT
                                           AND THE       ACQUISITIONS
                                         TRANSACTIONS      AND THE
                                        OTHER THAN THE   TRANSACTIONS
                              ACTUAL    MMR MERGER (5)       (6)
                            ---------  --------------  --------------
BALANCE SHEET DATA:
Current assets ............  $ 32,505      $110,197        $ 58,729
Total assets ..............   187,337       680,163         765,352
Long-term debt ............    80,000       440,000         440,000
Redeemable preferred stock      3,285       121,735         121,735
Stockholders' equity  .....    83,061        39,893         111,893

(1) Represents the 1993 non-cash non-recurring charge related to the valuation of the common stock issued to the Company's founders (the "Founders' Stock") at the Company's initial public offering in September 1993 (the "Initial Public Offering") and certain pooling costs related to the merger of Capstar with and into a subsidiary of the Company.

(2) Includes dividends on preferred stock which the Company redeemed in 1993, accretion on outstanding redeemable preferred stock and assumed dividends on the Series D Preferred Stock.

(3) For purposes of computing the ratio of earnings to combined fixed charges and preferred stock dividends and the ratio of earnings to fixed charges, "earnings" consists of earnings before income taxes and fixed charges. "Fixed charges and preferred stock dividends" consists of interest on all indebtedness, amortization of deferred financing costs and preferred stock dividends. "Fixed charges" consists of interest on all indebtedness and amortization of deferred financing costs. Earnings were insufficient to cover combined fixed charges and preferred stock dividends by $4,687,000, $15,476,000, $2,593,000 and
       $4,534,000 during the years ended December 31, 1995, 1993, 1992 and 1991, respectively. Pro forma earnings for the year ended December 31, 1995 would have been insufficient to cover combined fixed charges and preferred stock dividends by $30,111,000, pro forma for the Recent Acquisitions, and the Transactions other than the MMR Merger, and $24,593,000, pro forma for the Recent Acquisitions and the Transactions. Earnings were insufficient to cover fixed charges by $4,396,000, $14,919,000, $2,208,000 and $4,232,000 during the years ended December 31, 1995, 1993, 1992 and 1991, respectively. Pro forma earnings for the year ended December 31, 1995 earnings would have been insufficient to cover fixed charges by $22,020,000, pro forma for the Recent Acquisitions and the Transactions other than the MMR Merger, and $16,502,000, pro forma for the Recent Acquisitions and the Transactions.

(4) Broadcast Cash Flow is defined as net revenues less station operating expenses. EBITDA is defined as net income (loss) before (i) extraordinary items, (ii) provisions for income taxes, (iii) interest (income) expense, (iv) other (income) expense, (v) cumulative effects of changes in accounting principles, (vi) depreciation, amortization and duopoly integration costs and (vii) non-recurring charges related to the write-down of the Texas Rangers broadcast rights and the valuation charge related to the Founders' Stock. The difference between Broadcast Cash Flow and EBITDA is that EBITDA includes corporate expenses. Although Broadcast Cash Flow and EBITDA are not measures of performance calculated in accordance with generally accepted accounting principles ("GAAP"), the Company believes that Broadcast Cash Flow and EBITDA are accepted by the broadcasting industry as generally recognized measures of performance and are used by analysts who report publicly on the performance of broadcasting companies. In addition, EBITDA is the basis for determining compliance with several covenants in certain of the Company's debt instruments. Nevertheless, these measures should not be considered in isolation or as a substitute for operating income, net income, net cash provided by operating activities or any other measure for determining the Company's operating performance or liquidity which is calculated in accordance with GAAP.

(5) The Unaudited Pro Forma Balance Sheet Data at December 31, 1995 and the Unaudited Pro Forma Statement of Operations Data for the year ended December 31, 1995 are presented as if the Company had completed the Recent Acquisitions and the Transactions (other than the MMR Merger) as of December 31, 1995 and January 1, 1995, respectively.

(6) The Unaudited Pro Forma Balance Sheet Data at December 31, 1995 and the Unaudited Pro Forma Statement of Operations Data for the year ended December 31, 1995 are presented as if the Company had completed the Recent Acquisitions and Transactions as of December 31, 1995 and January 1, 1995, respectively.

                                   GLOSSARY

   "Acquisitions" refers to the Liberty Acquisition, the Prism Acquisition, the MMR Merger, the Additional Acquisitions and the Houston Exchange.

   "Additional Acquisitions" refers to the acquisitions by the Company, pursuant to four separate agreements, of all of the assets of WROQ-FM, operating in Greenville, South Carolina, WJDX-FM, WSTZ-FM and WZRX-AM, each operating in Jackson, Mississippi, WTRG-FM and WRDU-FM, both operating in Raleigh-Durham, North Carolina, and WMFR-AM, WMAG-FM and WTCK-AM, each operating in Greensboro, North Carolina, and, pursuant to an option agreement, WHSL-FM, operating in Greensboro, North Carolina.

   "Broadcast Cash Flow" is defined as net revenues less station operating expenses. EBITDA is defined as net income (loss) before (i) extraordinary items, (ii) provisions for income taxes, (iii) interest (income) expense,
(iv) other (income) expense, (v) cumulative effects of changes in accounting principles, (vi) depreciation, amortization and duopoly integration costs and
(vii) non-recurring charges related to the write-down of the Texas Rangers broadcast rights and the valuation charge related to the Founders' Stock. The difference between Broadcast Cash Flow and EBITDA is that EBITDA includes corporate expenses. Although Broadcast Cash Flow and EBITDA are not measures of performance calculated in accordance with generally accepted accounting principles ("GAAP"), the Company believes that Broadcast Cash Flow and EBITDA are accepted by the broadcasting industry as generally recognized measures of performance and are used by analysts who report publicly on the performance of broadcasting companies. In addition, EBITDA is the basis for determining compliance with several covenants in certain of the Company's debt instruments. Nevertheless, these measures should not be considered in isolation or as a substitute for operating income, net income, net cash provided by operating activities or any other measure for determining the Company's operating performance or liquidity which is calculated in accordance with GAAP.

   "Charlotte Acquisition" refers to the Company's recent acquisition of WTDR-FM and WLYT-FM, both operating in Charlotte, North Carolina.

   "Dallas Acquisition" refers to the Company's acquisition of KTCK-AM, operating in Dallas, Texas.

   "Dallas Disposition" refers to the sale of radio station KTCK-AM, operating in Dallas, Texas.

   "Dispositions" refers to the Washington Dispositions, the Louisville Dispositions and the Dallas Disposition.

   "EBITDA" refers to the definition set forth under Broadcast Cash Flow.

   "Financing" refers to the Debt Offering and the Preferred Stock Offering.

   "Houston Exchange" refers to the exchange of the Company's radio station KRLD-AM, Dallas, Texas, and the Company's Texas State Networks for radio station KKRW-FM, operating in Houston, Texas.

   "HSR Act" refers to the Hart-Scott-Rodino Antitrust Improvements Act.

   "Liberty Acquisition" refers to the acquisition of Liberty Broadcasting, Incorporated, which owns and operates, provides programming to and sells advertising on behalf of 14 FM and six AM radio stations located in six markets: Washington, DC/Baltimore, Maryland; Nassau-Suffolk, New York; Providence, Rhode Island; Hartford, Connecticut; Albany, New York and Richmond, Virginia.

   "Louisville Dispositions" refers to the sale of three of the stations to be acquired from Prism Radio Partners L.P., each operating in the Louisville, Kentucky market.

   "MMR" refers to Multi-Market Radio, Inc., a publicly-held owner and operator of radio stations.

   "MMR Acquisition" or "MMR Merger" refers to the acquisition of Multi-Market Radio, Inc., which currently owns and operates, provides programming to or sells advertising on behalf of 16 FM and one

AM radio stations located in seven markets, after giving effect to the MMR Hartford Acquisition, the MMR Myrtle Beach Acquisition and the MMR
Dispositions: Hartford and New Haven, Connecticut; Springfield/Northampton, Massachusetts; Daytona Beach, Florida; Augusta, Georgia; Biloxi, Mississippi and Myrtle Beach, South Carolina.

   "MMR Dispositions" refers to the sale by Multi-Market Radio, Inc. of KOLL-FM, Little Rock, Arkansas, pursuant to a letter of intent and WRXR-FM and WKBG-FM, both operating in Augusta, Georgia, pursuant to an agreement.

   "MMR Hartford Acquisition" refers to the acquisition by Multi-Market Radio, Inc. of WKSS-FM, operating in Hartford, Connecticut.

   "MMR Myrtle Beach Acquisition" refers to the acquisition by Multi-Market Radio, Inc. of WMYB-FM, operating in Myrtle Beach, South Carolina.

   "New Credit Agreement" refers to the senior secured revolving credit facility currently being negotiated by the Company.

   "New Indenture" refers to the indenture pursuant to which the New Notes will be issued.

   "Old Credit Agreement" refers to the Company's existing senior credit facility with The Bank of New York, as agent.

   "Prism Acquisition" refers to the acquisition of substantially all of the assets of Prism Radio Partners L.P. used in the operation of ten FM and six AM radio stations located in five markets: Louisville, Kentucky;
Jacksonville, Florida; Raleigh, North Carolina; Tucson, Arizona and Wichita, Kansas.

   "Recent Acquisitions" refers to the Charlotte Acquisition, the Dallas Acquisition and the San Diego Acquisition.

   "San Diego Acquisition" refers to the Company's recent acquisition of KYXY-FM, operating in San Diego, California.

   "Transactions" refers to the Acquisitions, the Tender Offer (assuming all of the Notes are tendered), the Dispositions, the Financing and the implementation of the Hicks Agreement, the Armstrong Agreement and the SCMC Termination Agreement.

   "Washington Dispositions" refers to the sale of three of the stations (WXTR-FM, WXVR-FM, WQSI-AM) to be acquired from Liberty Broadcasting, Incorporated, each operating in the Washington, DC/Baltimore, Maryland market.

                                 RISK FACTORS

   Holders and persons with a beneficial interest in Notes should consider carefully, in addition to the other information contained in this Offer to Purchase (including the financial statements and notes thereto), the following factors in connection with a decision to tender Notes and deliver Consents. Many of the statements in this Offer to Purchase are forward-looking in nature and, accordingly, whether they prove to be accurate is subject to many risks and uncertainties. The actual results that the Company achieves may differ materially from any forward-looking statements in this Offer to Purchase. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as those discussed elsewhere in this Offer to Purchase.

POTENTIAL ADVERSE EFFECTS OF TENDER OFFER AND CONSENT SOLICITATION ON MARKET FOR NOTES NOT TENDERED

   In general, there has been limited trading of the Notes and such trading has taken place primarily in the over-the-counter market. Prices and trading volumes of the Notes in the over-the-counter market are not reported and can be difficult to monitor. Quotations for securities that are not widely traded, such as the Notes, may differ from actual trading prices and should be viewed as approximations. Beneficial owners of Notes are urged to contact their brokers for current information regarding the Notes.

   To the extent that Notes are tendered and accepted for payment in the Tender Offer, the trading market for Notes that remain outstanding may be significantly more limited, which might adversely affect the liquidity of the Notes. An issue of securities with a smaller outstanding market value available for trading (the "float") may command a lower price than would a comparable issue of securities with a greater float. Therefore, the market price for Notes that are not tendered in the Tender Offer may be affected adversely to the extent that the amount of Notes purchased pursuant to the Tender Offer reduces the float. The reduced float also may tend to make the trading prices of the Notes that are not so purchased more volatile. Holders of unpurchased Notes may attempt to obtain quotations for the Notes from their brokers; however, there can be no assurance that any trading market will exist for the Notes following consummation of the Tender Offer. The extent of the public market and the availability of price quotations would depend upon a number of factors, including the number of Holders of the Notes remaining at such time, the remaining outstanding principal amount of Notes after consummation of the Tender Offer and the interest in maintaining a market in the Notes on the part of securities firms. As a result, there can be no assurance that any trading market for the Notes will exist, or if any such market exists that it will continue to exist, after consummation of the Tender Offer and the Consent Solicitation.

EFFECT OF THE PROPOSED AMENDMENTS ON HOLDERS WHO DO NOT TENDER

   If the Proposed Amendments become operative, Holders of Notes that remain outstanding will no longer be entitled to the benefits of certain restrictive covenants contained in the Indenture to the extent such provisions are modified by the Proposed Amendments. The modification of the restrictive covenants would permit the Company to take certain actions previously prohibited that could significantly increase the credit risks with respect to the Company faced by the Holders or that could otherwise be materially adverse to the interests of the Holders. See "Proposed Amendments to the Indenture" and "Annex A-- The Proposed Amendments--Comparison of Indenture Provisions" for a description of the Proposed Amendments. In addition, see "Certain Federal Income Tax Considerations" for discussions of certain tax matters that should be considered in evaluating the Tender Offer and the Consent Solicitation.

RISKS RELATED TO THE ACQUISITIONS AND THE DISPOSITIONS

   Consummation of each of the Acquisitions and the Dispositions is subject to certain closing conditions, some of which are beyond the Company's control. In particular, consummation of each of the Acquisitions and the Dispositions is dependent upon the prior approval by the FCC of the changes in radio station ownership contemplated thereunder and the continued operating performance of the stations to be acquired or disposed such that there is no material adverse change in such stations that would prevent consummation of any such transactions. In addition, the consummation of the MMR Merger is also dependent upon the transaction being approved by the stockholders of each of the Company and MMR. The failure to satisfy such conditions would permit the parties thereto to refuse to consummate the respective Acquisitions and Dispositions. Certain of the Dispositions are evidenced by non-binding letters of intent and there can be no assurance that a definitive agreement will be executed on the terms described herein or at all. For a more complete description of the conditions precedent to the consummation of each of such transactions, see "Agreements Related to the Acquisitions and the Dispositions."

   As a result of the foregoing, there can be no assurance as to when the Acquisitions or the Dispositions will be consummated or that they will be consummated on the terms described herein or at all. Furthermore, the Company cannot predict whether the consummation of the Acquisitions or the Dispositions will conform to the assumptions used in the preparation of the Unaudited Pro Forma Condensed Combined Financial Statements. In analyzing the Unaudited Pro Forma Condensed Combined Financial Statements and other information contained herein, prospective investors should consider that the Acquisitions or the Dispositions may not be consummated at all or on the terms described herein, and that the Acquisitions or the Dispositions, if consummated, may be subject to substantial delay. In the event that the Acquisitions are not consummated due to a material breach by the Company, the Company may lose deposits in the aggregate amount of approximately $7.9 million. In the event that the Company fails to consummate the Liberty Acquisition and the MMR Merger is terminated, the Company will be required, except in certain circumstances, to pay $3.5 million to MMR. See "Agreements Related to the Acquisitions and the Dispositions--MMR Stations."

   In the event the Dispositions are not completed in a timely manner, the Company may be in default under the New Credit Agreement.

RISKS ASSOCIATED WITH INTEGRATION OF THE STATIONS TO BE ACQUIRED

   The Company's plans with respect to the radio stations to be acquired in the Acquisitions involve, to a substantial degree, strategies to increase net revenue while at the same time reducing operating expenses, as well as the implementation of a new regional management structure and a modified senior management team. Although the Company believes that its strategies are reasonable, there can be no assurance that it will be able to implement its plans without delay or that, when implemented, its efforts will result in the increased Broadcast Cash Flow or other benefits currently anticipated by the Company. In addition, there can be no assurance that the Company will not encounter unanticipated problems or liabilities in connection with the implementation of the new management changes or the operation of the radio stations to be acquired in the Acquisitions. The integration of such stations into the Company will require substantial attention from members of the Company's senior management, which will limit the amount of time such members have available to devote to the Company's existing operations.

SUBSTANTIAL LEVERAGE; ABILITY TO SERVICE OBLIGATIONS

   In connection with the Acquisitions, the Company will incur a significant amount of indebtedness. As of March 31, 1996, the Company's indebtedness would have been approximately $440.0 million on a pro forma basis after giving effect to the Transactions. In addition, subject to the restrictions in the New Credit Agreement, the Indenture (in the event that any Notes remain outstanding following the Tender Offer) and the New Indenture, the Company may incur additional indebtedness from time to time to finance acquisitions, for capital expenditures or for other purposes. See "-- Expansion Strategy; Need for Additional Funds." For the year ended December 31, 1995, on a pro forma basis after giving effect to the Recent Acquisitions and the Transactions, as if such transactions had occurred on January 1, 1995, the Company's earnings would have been insufficient to cover its fixed charges by $16.5 million, and would have been insufficient to cover its combined fixed charges and preferred stock dividends by $24.6 million.

   The degree to which the Company is leveraged following the Financing could have material consequences to the Company and the holders of the Company's securities, including, but not limited to, the following: (i) the Company's ability to obtain additional financing in the future for acquisitions, working capital, capital expenditures, general corporate or other purposes may be impaired, (ii) a substantial portion of the Company's cash flow from operations will be dedicated to the payment of the principal and interest on its debt and dividends on the Series D Preferred Stock and will not be available for other purposes, (iii) certain of the Company's borrowings may be at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates and (iv) the agreements governing the Company's long-term debt will contain restrictive financial and operating covenants, and the failure by the Company to comply with such covenants could result in an event of default under the applicable instruments, which could permit acceleration of the debt under such instrument and in some cases acceleration of debt under other instruments that contain cross-default or cross-acceleration provisions. Certain of the Company's competitors operate on a less leveraged basis, and have significantly greater operating and financial flexibility, than the Company. See "Description of Capital Stock" and "Description of Certain Indebtedness."

   The Company's ability to make scheduled payments of principal of, or to pay interest on or to refinance, its debt (including the Notes, to the extent not tendered in the Tender Offer, and the New Notes) and to make dividend payments on the Series D Preferred Stock depends on its future financial performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors beyond its control, as well as the success of the radio stations to be acquired and the integration of such stations into the Company's operations. Based upon the Company's current level of operations and anticipated improvements, management believes that cash flow from operations, together with the net proceeds of the Financing, the Dispositions, the exercise of the MMR Class A Warrants and available borrowings under the New Credit Agreement, will be adequate to meet the Company's anticipated future requirements for working capital, capital expenditures and scheduled payments of interest on its debt and dividend payments on the Series D Preferred Stock. There can be no assurance that the Company's business will generate sufficient cash flow from operations, that anticipated improvements in operating results will be achieved or that future working capital borrowings will be available in an amount sufficient to enable the Company to service its debt (including the Notes, to the extent not tendered in the Tender Offer, and the New Notes), to make dividend payments on the Series D Preferred Stock or to make necessary capital or other expenditures. The Company may be required to refinance a portion of the principal amount of the Notes, to the extent not tendered in the Tender Offer, and the New Notes prior to their maturity. There can be no assurance that the Company will be able to raise additional capital through the sale of securities, the disposition of radio stations or otherwise for any such refinancing. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

HOLDING COMPANY STRUCTURE; DEPENDENCE UPON OPERATIONS OF SUBSIDIARIES

   Substantially all of the tangible assets of the Company are held by the Company's subsidiaries, and all of the Company's operating revenues are derived from operations of such subsidiaries. In addition, future acquisitions may be made through present or future subsidiaries of the Company. Therefore, the Company's ability to pay interest and principal when due to holders of the Notes is dependent upon the earnings of its subsidiaries and the receipt of sufficient funds from its direct and indirect subsidiaries. The Company's subsidiaries will have no obligation, contingent or otherwise, to make any funds available to the Company for payment of principal of or interest on the Notes. Under the Proposed Amendments, the New Indenture and the New Credit Agreement, the Company's subsidiaries will be restricted in their ability to incur debt in the future. In addition, all obligations under the New Notes will be guaranteed by each of the Company's current and future subsidiaries. See "Proposed Amendments to the Indenture" and "Description of Certain Indebtedness."

HISTORICAL LOSSES

   Although the Company had net income of $1.8 million for the year ended December 31, 1994, the Company had net losses of $985,000, $4.4 million (including a charge of $5.0 million relating to the write-down of the Texas Rangers broadcast rights) and $17.8 million (including a non-recurring charge of approximately $14.0 million, substantially all of which was non-cash) for the three months ended March 31, 1996 and the years ended December 31, 1995 and 1993, respectively. On a pro forma basis, after giving effect to the Recent Acquisitions and the Transactions, as if such transactions had occurred on January 1, 1995, for the year ended December 31, 1995 the Company would have had a net loss of approximately $24.6 million. In connection with the SCMC Termination Agreement, the Company has agreed to the cancellation of $2.0 million of indebtedness plus accrued interest thereon owing from SCMC to the

Company and has issued warrants to SCMC to purchase up to 600,000 shares of Class A Common Stock at an exercise price of $33 3/4 per share. In connection with such agreement, the Company will recognize a non-cash charge to earnings of approximately $5.0 million during the three-month period ended June 30, 1996. Approximately $19.5 million of the net proceeds of the Financing has been allocated to make payments to R. Steven Hicks, the current President and Chief Executive Officer of the Company, and D. Geoffrey Armstrong, Executive Vice President and Chief Financial Officer of the Company, and in connection therewith, the Company will recognize a non-recurring charge to earnings of approximately $20.9 million during the three-month period ended June 30, 1996. In addition, the Company will recognize an extraordinary loss of approximately $15.4 million relating to the write-off of deferred financing costs of the Old Credit Agreement and the costs of the Tender Offer during the quarterly period in which such payments are made if all of the Notes are tendered. Depreciation and amortization relating to past acquisitions and future acquisitions, interest expenses under the Company's debt and dividend payments on the Series D Preferred Stock will continue to affect the Company's net income (loss) in the future. See "Unaudited Pro Forma Condensed Combined Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," "Management" and "Certain Relationships and Related Transactions."

CHANGE OF CONTROL

   The Indenture and the New Indenture provide that, upon the occurrence of a Change of Control, the holders of the New Notes (and, to the extent not tendered in the Tender Offer, the Notes) will have the right to require the Company to repurchase their notes at a price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, and, with respect to the New Notes, liquidated damages, if any, to the date of repurchase. In addition, a Change of Control may constitute a default under the New Credit Agreement. Unless waived or cured, any such default could create a default under the Notes and the New Notes. If a Change of Control were to occur, due to the highly leveraged nature of the Company, the Company may not have the financial resources to repay all of its obligations under any indebtedness that would become payable upon the occurrence of such Change of Control. The Company's failure to make a required repurchase in the event of a Change of Control would create an Event of Default under the Notes and the New Notes. In addition, the Communications Act of 1934, as amended (the "Communications Act"), and FCC rules require the prior consent of the FCC to any change of control of the Company. See "-- Substantial Leverage; Ability to Service Obligations" and "Proposal Amendments to the Indenture."

EXPANSION STRATEGY; NEED FOR ADDITIONAL FUNDS

   The Company's principal growth strategy is to operate and acquire highly-ranked radio stations with attractive audience demographics in major and medium-sized markets located throughout the United States. The Company regularly explores acquisition opportunities; however, with the exception of the Acquisitions, the Company has no agreements or understandings regarding such possible future acquisitions. There can be no assurance that the Company will consummate the Acquisitions or be able to identify stations to acquire in the future. Each acquisition will be subject to the prior approval of the FCC and of the lenders under the New Credit Agreement. In addition, the Company may require additional debt or equity financing to finance properties it may seek to acquire in the future. The availability of additional acquisition financing cannot be assured, and depending on the terms of proposed acquisitions and financings, could be restricted by the terms of the New Credit Agreement and/or the New Indenture. Notwithstanding the foregoing, the Company believes that the consummation of the Financing, the Dispositions and the availability of funds under the New Credit Agreement should enable the Company to pursue its current acquisition strategy. There can be no assurance that any future acquisitions will be successfully integrated into the Company's operations or that such acquisitions will not have a material adverse effect on the Company's financial condition and results of operations. See "-- Risks Associated with Integration of the Stations to be Acquired" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

CONTROL BY MANAGEMENT

   Robert F.X. Sillerman holds approximately 52.5% of the combined voting power of the Company. Such holdings include approximately 85.6% of the outstanding Class B Common Stock, par value $.01 per share ("Class B Common Stock"). Mr. Sillerman and his affiliates, together with other members of the Company's management, hold approximately 61.6% of the combined voting power of the Company. Mr. Sillerman and his affiliates will hold approximately 55.3% and Mr. Sillerman and his affiliates, together with the Company's management, will hold approximately 57.5% of the combined voting power of the Company following completion of the MMR Merger (based upon the assumptions set forth in footnote (2) under the caption "Principal Stockholders"). See "Agreements Related to the Acquisitions and the Dispositions -- MMR Stations." The Class A Common Stock, par value $.01 per share ("Class A Common Stock"), has one vote per share on all matters, whereas the Class B Common Stock has ten votes per share except in certain matters. Accordingly, management currently is, and following the MMR Merger will be, able to control the vote on all matters except (i) in the election of directors, with respect to which the holders of the Class A Common Stock will be entitled to elect three of the Company's nine Directors by a class vote, (ii) in connection with any proposed "going private" transaction between the Company and Mr. Sillerman or his affiliates, with respect to which the holders of the Class A Common Stock and Class B Common Stock vote as a single class, with each share of Class A Common Stock and Class B Common Stock entitled to one vote per share and (iii) as otherwise provided by law. In addition, in the event dividends on the Series D Preferred Stock are in arrears and unpaid in an aggregate amount equal to six full quarterly dividends and in certain other circumstances, the holders of the Series D Preferred Stock (voting separately as a class) will be entitled to elect two additional members of the Board of Directors of the Company. See "Principal Stockholders" and "Description of Capital Stock."

POTENTIAL CONFLICTS OF INTEREST; TRANSACTIONS WITH AFFILIATES

   Mr. Sillerman and other members of the Company's management have direct and indirect investments and interests in entities that own and operate radio stations, including radio stations that are in certain of the same markets as the Company's existing or proposed radio stations. These investments and interests (and any similar investments and interests in the future) may give rise to certain conflicts of interest as well as to potential attribution under FCC rules or invocation of the FCC's cross-interest policy, which could restrict the Company's ability to acquire radio stations in certain markets. See "-- Regulatory Matters."

   SCMC, Mr. Sillerman and Howard J. Tytel, a Director and Executive Vice President of the Company, have interests in entities that own and operate radio stations other than the Company. Messrs. Sillerman and Tytel and their affiliates hold a substantial non-voting equity interest in, and are parties to consulting and marketing agreements with, each of MMR and Triathlon. Pursuant to the consulting and marketing agreements, SCMC is obligated to offer to such companies any radio broadcasting opportunities that come to their attention in medium and small markets (defined in such agreements as those markets ranked 71st and smaller out of the radio markets summarized by Duncan's Radio Market Guide (1995 ed.)). The Company does not intend to pursue acquisitions in the medium-sized markets in the eastern United States that MMR primarily focuses on until the consummation of the MMR Merger or in the small and medium-sized markets in the Midwest and Western regions of the United States that Triathlon primarily focuses on, except that upon consummation of the Prism Acquisition the Company will own three radio stations in the Wichita, Kansas market, a market in which Triathlon has radio station ownership interests.

   SCMC has acted from time to time as the Company's financial advisor since the Company's inception. SCMC is controlled by Mr. Sillerman, and Messrs. Sillerman and Tytel are officers and directors of SCMC. SCMC acts in similar capacities for each of MMR and Triathlon. These companies may seek to participate in business opportunities which may be suitable for the Company. In addition, SCMC provided advisory services to MMR and the Company in connection with the MMR Merger. The MMR Merger was approved by independent committees of the Board of Directors of each of MMR and the Company and both the Company and MMR received opinions from nationally-recognized investment banking firms that the MMR Merger was fair to their respective stockholders from a financial point of view.

   On April 15, 1996, the Company and SCMC entered into the SCMC Termination Agreement pursuant to which SCMC assigned to the Company its rights to receive fees for consulting and marketing services payable by each of MMR and Triathlon in consideration of which SCMC received warrants to purchase 600,000 shares of Class A Common Stock and the Company will forgive, upon the consummation of the MMR Merger, a $2.0 million loan made to SCMC plus accrued and unpaid interest thereon. In addition, pursuant to such agreement, the Company and SCMC terminated the arrangement whereby SCMC performed financial consulting services for the Company. Subsequent to the termination of its current relationship with SCMC, the Company intends to perform internally the functions performed by SCMC. See "Certain Relationships and Related Transactions."

   Subsequent to the execution of the Hicks Agreement, it was publicly announced that Mr. Hicks will head a new investment group that intends to acquire radio properties, which properties may be located in markets similar to certain of the Company's target markets.

USE OF PROCEEDS TO BENEFIT INSIDERS

   A total of $14.9 million of the proceeds of the Financing have been allocated to make certain payments to R. Steven Hicks consisting of $1.8 million in consideration of Mr. Hicks' agreement to terminate his employment arrangement with the Company upon consummation of the MMR Merger, approximately $12.6 million to purchase 68,874 of the shares of Class B Common Stock owned by Mr. Hicks and options or the right to acquire options to purchase up to an aggregate of 410,000 shares of Class A Common Stock, and $500,000 in connection with the non-competition and non-solicitation agreement from Mr. Hicks. In addition, the Company intends to use approximately $4.6 million of the proceeds of the Financing to make a payment to D. Geoffrey Armstrong, Executive Vice President and Chief Financial Officer of the Company, in consideration of the repurchase of his right to acquire options to purchase up to 200,000 shares of Class A Common Stock and his agreement to defer certain payments required to be made pursuant to the "change of control" provision in his employment agreement. See "Management."

   SCMC has acted as an investment advisor to the Company with respect to the Acquisitions and to MMR in connection with the MMR Merger, for which services SCMC is entitled to receive a fee of approximately $4.0 million from the Company and $2.0 million from MMR. The Company intends to use a portion of the net proceeds of the Financing to make such payment to SCMC. The fees payable by the Company to SCMC have been approved as an affiliate transaction by the Company's independent directors. See "Certain Relationships and Related Transactions."

RELIANCE ON KEY PERSONNEL

   Following consummation of the Acquisitions, the Company's business will be dependent to a significant extent upon the performance of certain key individuals, including Messrs. Sillerman, Ferrel and Armstrong. Mr. Ferrel, Chief Executive Officer, President and Chief Operating Officer of MMR, and Mr. Armstrong have agreed to become the Chief Executive Officer and Chief Operating Officer, respectively, of the Company upon consummation of the MMR Merger. The Company has entered into a five-year employment agreement with each of Messrs. Sillerman and Armstrong, effective as of April 1, 1995. In addition, the Company anticipates entering into an employment agreement with Mr. Ferrel, to be effective upon the consummation of the MMR Merger. There can be no assurance that the services of Messrs. Sillerman, Ferrel or Armstrong will continue to be provided for the term of such agreements. Messrs. Sillerman's and Armstrong's employment agreements require, and Mr. Ferrel's employment agreement will require, that they devote substantially all of their business time to the business and affairs of the Company, except that Mr. Sillerman's agreement permits him to fulfill his obligations as a director and officer of companies in which he currently serves in such capacities and to devote a portion of his business time to personal, non-broadcast investments or commitments or to certain broadcast investments. It is anticipated that in the event that the MMR Merger is not consummated, the services of Mr. Ferrel will not be available to the Company and Mr. Sillerman will serve as the Chief Executive Officer of the Company.

   The loss of the services of Messrs. Sillerman or Armstrong, or of Mr. Ferrel (following the consummation of the MMR Merger), could have a material adverse effect on the Company. The Company has obtained key-man insurance for its benefit on the lives of Messrs. Sillerman and Hicks, and intends to obtain such insurance for Messrs. Ferrel and Armstrong effective upon the consummation of the MMR Merger, in the amount of $5.0 million for each individual. In addition, the Company has entered into employment agreements with several high-profile on-air personalities. However, there can be no assurance that the Company will be able to retain any of such employees or prevent them from competing with the Company in the event of their departure. See "Management --Employment Agreements" and "Agreements Related to the Acquisitions and the Dispositions -- MMR Stations."

DEPENDENCE ON ECONOMIC FACTORS

   Because the Company derives substantially all of its revenue from the sale of advertising time, its revenues may be adversely affected by economic conditions which impact advertisers. In particular, because approximately 75% of the Company's revenue has generally been derived from local advertisers, operating results in individual geographic markets will be adversely affected by local or regional economic downturns. Such economic downturns might have an adverse impact on the Company's financial condition and results of operations. In addition, revenues of radio stations may be affected by many other factors including: (i) the popularity of programming, including programming such as sports programming where the Company makes long-term commitments; (ii) regulatory restrictions on types of programming or advertising (such as beer and wine advertising); (iii) competition within national, regional or local markets from programming on other stations or from other media; (iv) loss of market share to other technologies; and (v) challenges to license renewals. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

REGULATORY MATTERS

   The radio broadcasting industry is subject to extensive regulation by the FCC. In particular, the Company's business is dependent upon its continuing to hold, and, in connection with acquisitions of radio stations, upon obtaining FCC consent to assignments or transfers of control of, broadcasting station operating licenses issued by the FCC. Radio broadcasting licenses may be granted for maximum terms of seven years, although the FCC has proposed in a recent rulemaking raising the maximum term to eight years, as permitted by the Recent Legislation. There can be no assurance that the Company's licenses will be renewed or that the FCC will approve any of the Acquisitions or the Dispositions, especially if third parties challenge the Company's renewal, acquisition or disposition applications. Third parties have challenged certain FCC applications of the Company or the radio stations involved in the Acquisitions. Failure to obtain the renewal of any of the Company's principal broadcast licenses or to obtain FCC approval for an assignment or transfer of control to the Company of a license in connection with a station acquisition could have a material adverse effect on the Company's business and operations. In addition, the number and locations of radio stations the Company may acquire is limited by FCC rules and will vary depending upon whether the interests in other radio stations or certain other media properties of certain individuals affiliated with the Company are attributable to those individuals. Moreover, under the FCC's cross-interest policy, the FCC in certain instances may prohibit one party from acquiring an attributable interest in one media outlet and a substantial non-attributable economic interest in another media outlet in the same market, thereby prohibiting a particular acquisition by the Company. The cross-interest policy could affect the ability of the Company to consummate certain of the Acquisitions in the Wichita, Kansas market. Also, the activities of persons who are deemed by the FCC to control the Company could adversely affect the Company's ability to obtain license renewals and to acquire radio stations. Additionally, Mr. Hicks presently holds an interest which is attributable for FCC purposes in Gulfstar Communications, Inc., which owns radio stations in small markets, including markets in Texas, a state in which the Company also operates radio stations.

   There can be no assurance that there will not be changes in the current regulatory requirements, the imposition of additional regulations or the creation of new regulatory agencies, which changes would restrict or curtail the ability of the Company to acquire, operate and dispose of stations or, in general, to compete profitably with other operators of radio and other media properties. Moreover, there can be no assurance that there will not be other regulatory changes, including aspects of deregulation, that will result in a decline in the value of broadcasting licenses held by the Company or adversely affect the Company's competitive position. See "Business -- Federal Regulation of Radio Broadcasting."

COMPETITION

   The radio broadcasting industry is highly competitive. The financial results of each of the Company's stations are dependent to a significant degree upon its audience ratings and its share of the overall advertising revenue within the station's geographic market. Each of the Company's stations competes for audience share and advertising revenue directly with other FM and AM radio stations, as well as with other media, within their respective markets. The Company's audience ratings and market share are subject to change and any adverse change in audience share and advertising ratings in any particular market could have a material and adverse effect on the Company's net revenues. The Recent Legislation will permit other radio broadcasting companies to enter the markets in which the Company operates or may operate in the future, some of which may be larger and have more financial resources than the Company. The Company's stations also compete with other advertising media such as newspapers, television, magazines, billboard advertising, transit advertising and direct mail advertising. Radio broadcasting is also subject to competition from new media technologies that are being developed or introduced, such as the delivery of audio programming by cable television systems or the introduction of digital audio broadcasting. Competition within the radio broadcasting industry occurs primarily in individual markets, so that a station in one market does not generally compete directly with stations in other markets. Although the Company believes that each of its stations is able to compete effectively in its market, there can be no assurance that any of the Company's stations will be able to maintain or increase current audience ratings and advertising revenue market share.

          PURPOSES OF THE TENDER OFFER AND THE CONSENT SOLICITATION

   The Company is making the Tender Offer in order to retire the Notes and is seeking the Consents to the Proposed Amendments to modify certain of the restrictive covenants in the Indenture to permit the Financing and execution of the New Credit Agreement, to permit the consummation of the Acquisitions and to enhance the Company's flexibility in effecting future acquisitions, if any. The Tender Offer is not conditioned upon the consummation of the Acquisitions. In addition, the Proposed Amendments would amend the Indenture to harmonize its covenants with those of the indenture governing the New Notes.

       PRINCIPAL TERMS OF THE TENDER OFFER AND THE CONSENT SOLICITATION

THE TENDER OFFER AND CONSENT SOLICITATION

   Upon the terms and subject to the conditions set forth herein and in the accompanying Letter of Transmittal and Consent, the Company is hereby offering to purchase for cash any and all outstanding Notes at a price of $1,080.00 per $1,000 principal amount, plus accrued and unpaid interest up to, but not including, the Acceptance Date.

   Concurrent with the Tender Offer, the Company is soliciting Consents from Holders of Notes to the Proposed Amendments upon the terms and subject to the conditions set forth herein and in the Letter of Transmittal and Consent. Holders of Notes who tender their Notes in the Tender Offer pursuant to the Letter of Transmittal and Consent and in accordance with the procedures described herein will be deemed to have consented to the Proposed Amendments with respect to such Notes. There will be no separate payment for the Consents.

   Pursuant to the terms of the Indenture, the Proposed Amendments require the written consent of the Holders of at least a majority in aggregate principal amount of the Notes outstanding, excluding Notes held by the Company and its affiliates. Upon receipt of the Requisite Consents from Holders of Notes, the Company will certify in writing to the Trustee that the Requisite Consents to the adoption of the Proposed Amendments have been received with respect to the Notes. Consents with respect to any Notes will not be counted if the tender of such Holders' Notes is defective unless the Company waives such defect. Subsequent to receipt of certification by the Depositary that the Requisite Consents have been received (which in no event shall be prior to May 15, 1996), the Company and the Trustee will execute the Supplemental Indenture. Upon execution of the Supplemental Indenture, all tenders of Notes and all Consents to the Proposed Amendments theretofore received with respect to the Notes will be irrevocable. Any tenders made after the Consent Date will be irrevocable unless and until the Company terminates the Tender Offer without accepting for payment Notes validly tendered.

   If the Proposed Amendments become operative (a) the Depositary, as soon as practicable, will transmit a copy of the Supplemental Indenture to all registered Holders of Notes that remain outstanding and (b) non-tendering Holders will hold their Notes under the Indenture as amended by the Proposed Amendments, whether or not such Holders consented to the Proposed Amendments. Consents given by Holders of Notes tendered but rejected by the Company pursuant to the Tender Offer will not be counted for purposes of determining whether the Requisite Consents have been obtained.

   The Company will not be required to accept any Notes tendered pursuant to the Tender Offer and may terminate, extend or amend the Tender Offer and the Consent Solicitation and may, subject to Rule 14e-1 under the Exchange Act, postpone the acceptance of Notes so tendered, if: (a) the Financing or any part thereof shall not have been consummated, (b) the Minimum Tender Condition shall not have been satisfied, (c) the Company and the Trustee shall not have executed the Supplemental Indenture providing for the Proposed Amendments following receipt of the Requisite Consents and (d) any of the General Conditions shall not have been satisfied. See "--Conditions of the Tender Offer and Consent Solicitation."

   A record date is not being set with respect to the Consent Solicitation because Holders of Notes may not consent to the Proposed Amendments without tendering their corresponding Notes in the Tender Offer and the Indenture does not require the setting of a record date. As of April 29, 1996, there was $80.0 million in aggregate principal amount of Notes outstanding, excluding Notes held by the Company or its affiliates. Notes held by the Company or its affiliates will not be counted in determining whether the Requisite Consents have been received but will be accepted for purchase if properly tendered.

   Although it has no obligation to do so, the Company reserves the right in the future to seek to acquire Notes not tendered in the Tender Offer by means of open market purchases, privately negotiated acquisitions, exchange offers, subsequent tender offers, redemptions or otherwise, at prices or on terms which may be higher or lower or more or less favorable than those in the Tender Offer. The terms of any such purchases or offers could differ from the terms of the Tender Offer.

   Holders of Notes who tender in the Tender Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal and Consent, transfer taxes with respect to the tender of Notes pursuant to the Tender Offer. The Company will pay all charges and expenses, other than certain applicable taxes, in connection with the Tender Offer. See "--Fees and Expenses."

   There are no appraisal or other similar statutory rights available to the Holders in connection with the Tender Offer.

EXPIRATION DATE; EXTENSION; AMENDMENT; TERMINATION

   The Tender Offer and the Consent Solicitation will expire at 12:00 midnight, New York City time, on the Expiration Date, unless extended by the Company. The Company expressly reserves the right to extend the Tender Offer and the Consent Solicitation on a daily basis or for such period or periods as it may determine in its sole discretion from time to time by giving written or oral notice to the Depositary and by making a public announcement by press release (which shall include disclosure of the approximate principal amount of Notes deposited to date) to the Dow Jones News Service prior to 9:00 A.M., New York City time, on the next business day following the previously scheduled Expiration Date, in which event the term "Expiration Date" shall mean the latest time and date at which the Tender Offer or the Consent Solicitation, as the case may be, as so extended by the Company, shall expire. There can be no assurance that the Company will exercise its right to extend the Tender Offer or the Consent Solicitation. During any extension of the Tender Offer and the Consent Solicitation, all Notes previously tendered and not accepted for purchase will remain subject to the Tender Offer and the Consent Solicitation.

   Notwithstanding anything herein to the contrary, the Company expressly reserves the absolute right, in its sole discretion, to (a) waive any condition to the Tender Offer and the Consent Solicitation, (b) amend any term of the Tender Offer and the Consent Solicitation or (c) modify the Tender Offer Consideration. The Tender Offer and the Consent Solicitation may be amended independently of each other. Any waiver or amendment applicable to the Tender Offer or the Consent Solicitation, as the case may be, will apply to all Notes tendered, regardless of when or in what order such Notes were tendered. If the Company makes a material change in the terms of either the Tender Offer or the Consent Solicitation, or in the information concerning the Tender Offer or the Consent Solicitation, or if it waives a material condition of the Tender Offer or the Consent Solicitation, the Company will disseminate additional Tender Offer and Consent Solicitation materials and will extend the Tender Offer and the Consent Solicitation, in each case to the extent required by applicable law. If the Company decreases the principal amount of Notes subject to the Tender Offer or increases or decreases the Tender Offer Consideration, the Company will, to the extent required by applicable law, cause the Tender Offer and the Consent Solicitation to be extended, if necessary, so that the Tender Offer and the Consent Solicitation remain open at least until the expiration of ten business days from the date that notice of such increase or decrease is first published, sent or given by the Company to Holders of Notes in respect of the Tender Offer and the Consent Solicitation. For purposes of the Tender Offer and the Consent Solicitation, the term "business day" means any day other than a Saturday, Sunday or Federal holiday and consists of the time period from 12:01 a.m. through midnight, New York City time. If the Tender Offer or the Consent Solicitation is amended prior to the Expiration Date in a manner determined by the Company to constitute a material adverse change to the Holders of Notes, the Company promptly will disclose such amendment in a public announcement and will extend the Tender Offer and Consent Solicitation in a manner deemed by the Company to be adequate to permit such Holders to deliver or withdraw their tender of Notes and delivery of Consents. See "--Withdrawal of Tenders; Revocation of Consents."

   The Company expressly reserves the right, in its sole discretion, to terminate the Tender Offer and the Consent Solicitation if any of the conditions applicable thereto set forth below under "--Conditions of the Tender Offer and the Consent Solicitation" shall not have been satisfied or waived by the Company. Any such termination will be followed promptly by public announcement thereof. The Tender Offer and the Consent Solicitation may not be terminated independently of each other. In the event the Company shall terminate the Tender Offer and the Consent Solicitation, it shall give immediate notice thereof to the Depositary, and all Notes theretofore tendered and not accepted for payment shall be returned promptly to the tendering Holders thereof (and the Supplemental Indenture will lapse in accordance with its terms). See "--Withdrawal of Tenders; Revocations of Consents" and "--Conditions of the Tender Offer and the Consent Solicitation."

CONDITIONS OF THE TENDER OFFER AND THE CONSENT SOLICITATION

   Notwithstanding any other provision of the Tender Offer and the Consent Solicitation, the Company will not be required to accept any Notes tendered pursuant to the Tender Offer and may terminate, extend or amend the Tender Offer and the Consent Solicitation and may, subject to Rule 14e-1 under the Exchange Act, postpone the acceptance of Notes so tendered if (a) the Financing or any part thereof (and execution of the New Credit Agreement) shall not have been consummated, (b) the Minimum Tender Condition shall not have been satisfied, (c) the Supplemental Indenture shall not have been executed by the Company and the Trustee or (d) any of the General Conditions shall not have been satisfied.

   For purposes of the foregoing provisions, all of the "General Conditions" shall be deemed to have been satisfied unless any of the following conditions shall occur on or prior to the Acceptance Date:

       (a) there shall have been instituted or threatened or be pending any action or proceeding before or by any court or governmental regulatory or administrative authority or instrumentality, or by any other person, in connection with the Financing, the New Credit Agreement, the Tender Offer or the Consent Solicitation that is, or is reasonably likely to be, in the sole judgment of the Company, materially adverse to the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of the Company;

       (b) there shall have occurred or be likely to occur any event affecting the business or financial affairs of the Company that, in the sole judgment of the Company, (i) would or might prohibit, prevent, restrict or delay consummation of the Tender Offer or the Consent Solicitation, (ii) will, or is reasonably likely to, materially impair the contemplated benefits to the Company of the Tender Offer and the Consent Solicitation or otherwise result in the consummation of the Tender Offer or the Consent Solicitation not being in the best interests of the Company, (iii) would or might prevent, restrict, delay or materially impair the anticipated benefits to the Company of any of the Acquisitions or (iv) might be material to Holders of Notes in deciding whether to accept the Tender Offer or the Consent Solicitation;

       (c) any order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in the sole judgment of the Company, would or might prohibit, prevent, restrict or delay consummation of the Tender Offer or the Consent Solicitation or that is, or is reasonably likely to be, materially adverse to the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of the Company;

       (d) there shall have occurred or be likely to occur any event (including that there shall have been instituted or threatened or be pending any action or proceeding before or by any court or governmental regulatory or administrative agency or instrumentality, or by any other person) that, in the sole judgment of the Company, would or might prohibit, prevent, restrict or delay consummation of the Tender Offer or the Consent Solicitation or the validity or effectiveness of the Supplemental Indenture or the Proposed Amendments or that will, or is reasonably likely to, materially impair the contemplated benefits to the Company of the Tender Offer, the Consent Solicitation, or the Supplemental Indenture, or otherwise result in the consummation of the Tender Offer or the Consent Solicitation not being or not being reasonably likely to be in the best interests of the Company;

       (e) the Trustee under the Indenture shall have objected in any respect to, or taken any action that could, in the sole judgment of the Company, adversely affect the consummation of, the Tender Offer or the Consent Solicitation or the Company's ability to cause the Proposed Amendments to become operative, or shall have taken any action that challenges the validity or effectiveness of the Supplemental Indenture or the Proposed Amendments or the procedures used by the Company in soliciting the Consents to the Proposed Amendments (including the form thereof) or in making the Tender Offer or the Consent Solicitation or the acceptance of, or payment for, any of the Notes; and

       (f) there shall have occurred (i) any general suspension of, or limitation on prices for, trading in securities in the United States securities or financial markets, (ii) any significant adverse change in the trading prices for the Notes on any financial market, (iii) a material impairment in the trading market for debt securities that could, in the sole judgment of the Company, affect the Tender Offer or the Consent Solicitation or the Debt Offering, (iv) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (v) any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, on, or other event that, in the reasonable judgment of the Company, might affect, the extension of credit by banks or other lending institutions, (vi) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States or (vii) in the case of any of the foregoing existing on the date hereof, in the sole judgment of the Company, a material acceleration or worsening thereof.

   The conditions to the Tender Offer and the Consent Solicitation are for the sole benefit of the Company and may be asserted by the Company in its sole discretion regardless of the circumstances giving rise to such conditions or may be waived by the Company, in whole or in part, at any time and from time to time, in its sole discretion, whether or not any other condition of the Tender Offer and the Consent Solicitation is also waived. Any determination by the Company concerning the events described in this section shall be final and binding upon all persons.

PROCEDURES FOR TENDERING NOTES AND DELIVERING CONSENTS

 General

   The tender by a Holder of Notes pursuant to one of the procedures set forth below will constitute an agreement between such Holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal and Consent. Holders of Notes who tender their Notes in the Tender Offer pursuant to the Letter of Transmittal and Consent and in accordance with the procedures described below will be deemed to have consented to the Proposed Amendments with respect to the Notes tendered. A HOLDER OF NOTES MAY NOT TENDER NOTES WITHOUT DELIVERING THE CORRESPONDING CONSENTS.

   All questions as to the form of all documents and the validity (including the time of receipt), eligibility, acceptance or withdrawal of tendered Notes and delivery or revocation of Consents will be determined by the Company, which determination shall be final and binding. Alternative, conditional or contingent tenders of Notes and Consents will not be considered valid. The Company expressly reserves the absolute right to reject any and all tenders not in proper form and to determine whether the acceptance of or payment by it for such tenders would be unlawful. The Company also reserves the absolute right, subject to applicable law, to waive or amend any of the conditions to the Tender Offer or the Consent Solicitation or to waive any defect or irregularity in the tender as to particular Notes. None of the Company, the Depositary, the Information Agent, the Dealer Manager, the Trustee or any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification. No tender of Notes will be deemed to have been validly made until all defects and irregularities with respect to such Notes have been cured or waived within such time as the Company determines. Any Notes received by the Depositary that are not properly tendered and as to which irregularities have not been cured or waived will be returned by the Depositary to the appropriate tendering Holder as soon as practicable. The Company's interpretation of the terms and conditions of the Tender Offer and the Consent Solicitation (including the Letter of Transmittal and Consent and the instructions thereto) will be final and binding on all parties.

   Notes may be tendered and will be accepted for purchase only in denominations of $1,000 principal amount and integral multiples thereof. For a Holder validly to tender Notes pursuant to the Tender Offer, (a) a properly completed and validly executed Letter of Transmittal and Consent (or a facsimile thereof), together with any signature guarantees and any other documents required by the instructions to the Letter of Transmittal and Consent, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase, and certificates for tendered Notes must be received by the Depositary at such address or such Notes must be transferred pursuant to the procedures for book-entry transfer described below and a confirmation of such book-entry transfer must be received by the Depositary, in each case on or prior to the Expiration Date or (b) the tendering Holder must comply with the procedures for guaranteed delivery set forth below.

   THE TENDER OFFER AND CONSENT SOLICITATION ARE NOT BEING MADE TO (NOR WILL THE SURRENDER OF NOTES FOR PURCHASE BE ACCEPTED FROM OR ON BEHALF OF) HOLDERS IN ANY JURISDICTION IN WHICH THE MAKING OR ACCEPTANCE OF THE TENDER OFFER OR CONSENT SOLICITATION WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION.

   Holders of Notes should review this Offer to Purchase (including the annex hereto) and the accompanying Letter of Transmittal and Consent carefully.

 Delivery of Letter of Transmittal and Consent

   If the certificates for Notes are registered in the name of a person other than the person who signs the related Letter of Transmittal and Consent, then, in order to tender such Notes pursuant to the Tender Offer, the certificates evidencing such Notes must be endorsed or accompanied by appropriate bond powers, signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signatures on the certificates or bond powers guaranteed as provided below.

   Any beneficial owner whose Notes are held in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender Notes and deliver a Consent should contact such Holder promptly and instruct such Holder to tender Notes and deliver Consents on such beneficial owner's behalf. If such beneficial owner wishes to tender such Notes himself, such beneficial owner must, prior to completing and executing the Letter of Transmittal and Consent and, where applicable, delivering such Notes, make appropriate arrangements to register ownership of the Notes in such beneficial owner's name. The transfer of record ownership may take a considerable amount of time.

   LETTERS OF TRANSMITTAL AND CONSENTS, NOTES AND ANY OTHER REQUIRED DOCUMENTS SHOULD BE SENT TO THE DEPOSITARY ONLY AND NOT TO THE COMPANY, THE TRUSTEE, THE INFORMATION AGENT OR THE DEALER MANAGER.

   THE METHOD OF DELIVERY OF THE NOTES, THE LETTERS OF TRANSMITTAL AND CONSENTS, AND ALL OTHER REQUIRED DOCUMENTS TO THE DEPOSITARY IS AT THE ELECTION AND RISK OF THE TENDERING HOLDER AND, EXCEPT AS OTHERWISE PROVIDED PURSUANT TO GUARANTEED DELIVERY, DELIVERY WILL BE DEEMED MADE WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. INSTEAD OF EFFECTING DELIVERY BY MAIL IT IS RECOMMENDED THAT TENDERING HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IF SUCH DELIVERY IS BY MAIL, IT IS SUGGESTED THAT THE HOLDER USE PROPERLY INSURED, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, AND THAT THE MAILING BE MADE SUFFICIENTLY IN ADVANCE OF THE EXPIRATION DATE TO PERMIT DELIVERY TO THE DEPOSITARY PRIOR TO SUCH DATE.

 Signature Guarantees

   Signatures on the Letter of Transmittal and Consent must be guaranteed by a firm that is a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc., by a commercial bank or trust company having an office or correspondent in the United States or by any other "Eligible Guarantor Institution" as such term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing being referred to herein as an "Eligible Institution") unless (a) the Letter of Transmittal and Consent is signed by the Holder of the Notes tendered therewith and neither the "Special Payment Instructions" box nor the "Special Delivery Instructions" box of the Letter of Transmittal and Consent is completed or
(b) such Notes are tendered for the account of an Eligible Institution. If Notes are registered in the name of a person other than the signer of the Letter of Transmittal and Consent or if payment is to be made or certificates for unpurchased Notes are to be issued or returned to a person other than the Holder, then the Notes must be endorsed by the Holder, or be accompanied by a written instrument or instruments of transfer in form satisfactory to the Company duly executed by the Holder, with such signatures guaranteed by an Eligible Institution.

 Book-Entry Transfer

   The Depositary will seek to establish a new account or utilize an existing account with respect to the Notes at each of the Depository Trust Company ("DTC"), the Midwest Securities Trust Company ("MSTC") and the Philadelphia Depository Trust Company ("PDTC") (each of DTC, MSTC and PDTC being a "Book-Entry Transfer Facility" and, collectively, the "Book-Entry Transfer Facilities") promptly after the date of this Offer to Purchase (to the extent such arrangements have not been made previously by the Depositary), and any financial institution that is a participant in the Book-Entry Transfer Facility system and whose name appears on a security position listing as the owner of the Notes may make book-entry delivery of Notes by causing the Book-Entry Transfer Facility to transfer such Notes into the Depositary's account in accordance with the Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Notes may be effected through book-entry transfer at a Book-Entry Transfer Facility, the Letter of Transmittal and Consent (or a facsimile thereof), properly completed and validly executed, with any required signature guarantees and any other required documents, must, in any case, be received by the Depositary at its address set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, or the guaranteed delivery procedures described below must be complied with. DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH SUCH BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

 Special Payment and Delivery Instructions

   Tendering Holders should indicate in the applicable box in the Letter of Transmittal and Consent the name and address to which payment of the Tender Offer Consideration and/or certificates evidencing Notes for amounts not accepted for tender, each as appropriate, are to be issued or sent, if different from the name and address of the person signing the Letter of Transmittal and Consent. In the case of issuance in a different name, the employer identification or social security number of the person named must also be indicated and a substitute Form W-9 for such recipient must be completed. If no such instructions are given, payment of the Tender Offer Consideration or Notes not accepted for purchase, as the case may be, will be made or returned, as the case may be, to the Holder of Notes tendered.

 Guaranteed Delivery

   If a Holder desires to tender Notes pursuant to the Tender Offer and (a) certificates representing such Notes are not immediately available or (b) time will not permit such Holder's Letter of Transmittal and Consent, certificates evidencing such Notes or other required documents to reach the Depositary on or prior to the Expiration Date, a tender may be effected if all of the following guaranteed delivery procedures are complied with:

       (a) such tender is made by or through an Eligible Institution;

       (b) on or prior to the Expiration Date, the Depositary has received from such Eligible Institution, at the address of the Depositary set forth on the back cover of this Offer to Purchase, a properly completed and validly executed Notice of Guaranteed Delivery (by facsimile transmission, mail, overnight courier or hand delivery) substantially in the form provided with this Offer to Purchase, setting forth the name(s), address(es) and signature(s) of the Holder(s) and the principal amount of Notes being tendered and with respect to which Consents are being delivered, and guaranteeing that (i) the tender of Notes and delivery of Consents is being made thereby and (ii), within three New York Stock Exchange ("NYSE") trading days after the date of execution of the Notice of Guaranteed Delivery, the Letter of Transmittal and Consent (or a facsimile thereof), properly completed and duly executed, together with certificates evidencing the Notes in proper form for transfer (or confirmation of book-entry transfer of such Notes into the Depositary's account with a Book-Entry Transfer Facility), and any other documents required by the Letter of Transmittal and Consent and the instructions thereto, will be deposited by such Eligible Institution with the Depositary; and

       (c) the Letter of Transmittal and Consent in proper form (or a facsimile thereof), properly completed and validly executed, with any required signature guarantees, together with certificates evidencing all physically delivered Notes in proper form for transfer (or confirmation of book-entry transfer of such Notes into the Depositary's account with a Book-Entry Transfer Facility), and any other required documents are received by the Depositary within three NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

 Lost or Missing Certificates

   If a Holder desires to tender Notes pursuant to the Tender Offer, but the certificates evidencing such Notes have been mutilated, lost, stolen or destroyed, such Holder should write to or telephone the Trustee under the Indenture at the address or telephone number listed below concerning the procedures for obtaining replacement certificates for such Notes or arranging for indemnification or any other matter that requires handling by the Trustee:

       Chemical Bank
       450 West 33rd Street
       15th Floor
       New York, NY 10001
       Attn: Michael Smith, Corporate Trust Department
       Telephone No.: (212) 946-3346
       Telecopier No.: (212) 946-7682

 Other Matters

   NOTWITHSTANDING ANY OTHER PROVISION HEREOF, PAYMENT OF THE TENDER OFFER CONSIDERATION FOR NOTES TENDERED AND ACCEPTED FOR PURCHASE PURSUANT TO THE TENDER OFFER WILL OCCUR ONLY AFTER TIMELY RECEIPT BY THE DEPOSITARY OF THE CERTIFICATES FOR SUCH TENDERED NOTES (OR CONFIRMATION OF BOOK-ENTRY TRANSFER OF SUCH NOTES INTO THE DEPOSITARY'S ACCOUNT AT A BOOK-ENTRY TRANSFER FACILITY), TOGETHER WITH A PROPERLY COMPLETED AND VALIDLY EXECUTED LETTER OF TRANSMITTAL AND CONSENT (OR A FACSIMILE THEREOF) TOGETHER WITH ANY REQUIRED SIGNATURE GUARANTEES AND ANY OTHER REQUIRED DOCUMENTS.

   Tenders of Notes pursuant to any of the procedures described above and acceptance thereof by the Company will constitute a binding agreement between the Company and the tendering and consenting Holder of the Notes, upon the terms and subject to the conditions of the Tender Offer and the Consent Solicitation.

ACCEPTANCE OF NOTES FOR PAYMENT; PAYMENT FOR NOTES

   Upon the terms and subject to the conditions of the Tender Offer and the Consent Solicitation, the Company will accept for purchase on the Acceptance Date all Notes validly tendered pursuant to the Tender Offer (or defectively tendered, if the Company has waived such defect) and not properly withdrawn, which date will be promptly after the later of (a) the Expiration Date and
(b) the satisfaction or waiver of the conditions to the Tender Offer described above. The Company will not accept Notes for payment prior to the Expiration Date. On the Acceptance Date, upon satisfaction or waiver of the conditions in the first paragraph under the caption "--Conditions of the Tender Offer and the Consent Solicitation," and acceptance of the tendered Notes for purchase by the Company, the Company will purchase such Notes.

   The Company expressly reserves the right, in its sole discretion, to delay acceptance of any Notes tendered under the Tender Offer or the purchase of Notes accepted for payment (subject to Rule 14e-1 under the Exchange Act, which requires that an offeror pay the consideration offered or return the Notes deposited by or on behalf of the Holders thereof promptly after the termination or withdrawal of a tender offer), or to terminate the Tender Offer and the Consent Solicitation and not accept for purchase any Notes not theretofore accepted for payment, if any of the conditions set forth under "--Conditions of the Tender Offer and the Consent Solicitation" shall not have been satisfied or waived by the Company or in order to comply in whole or in part with any applicable law. In all cases, the purchase of Notes accepted for payment pursuant to the Tender Offer will be made only after timely receipt by the Depositary of Notes (or confirmation of book-entry transfer thereof) and a properly completed and validly executed Letter of Transmittal and Consent (or a manually signed facsimile thereof), and any other documents required thereby.

   For purposes of the Tender Offer and the Consent Solicitation, the Company will be deemed to have accepted for payment validly tendered Notes (or defectively tendered Notes, if the Company has waived such defect) if, as and when the Company gives oral or written notice thereof to the Depositary. The purchase of Notes accepted for payment in the Tender Offer will be made by the Company on the Acceptance Date by deposit with the Depositary, which will act as agent for the tendering Holders for the purposes of receiving the Tender Offer Consideration and transmitting the Tender Offer Consideration to such Holders. Upon the terms and subject to the conditions of the Tender Offer, delivery of the Tender Offer Consideration to Holders for Notes accepted for payment pursuant to the Tender Offer will be made by the Depositary promptly after receipt of funds for the payment of such Notes by the Depositary. Under no circumstances will any additional amount be paid by the Company or the Depositary by reason of any delay in making such payment to Holders.

   Tenders of Notes pursuant to the Tender Offer and the Consent Solicitation will be accepted only in principal amounts equal to $1,000 or integral multiples thereof. No alternative, conditional or contingent tenders will be accepted. A tendering Holder, by execution of a Letter of Transmittal and Consent, or facsimile thereof, waives all rights to receive notice of acceptance of such Holder's Notes for purchase.

   If, for any reason, acceptance for payment of validly tendered Notes pursuant to the Tender Offer and the Consent Solicitation is delayed or the Company is unable to accept for payment validly tendered Notes pursuant to the Tender Offer and the Consent Solicitation, then the Depositary may, nevertheless, on behalf of the Company, retain tendered Notes, without prejudice to the rights of the Company described under "--Expiration Date; Extension; Amendment; Termination," "--Conditions of the Tender Offer and the Consent Solicitation" and "--Withdrawal of Tenders; Revocation of Consents," subject to Rule 14e-1 under the Exchange Act.

   If any tendered Notes are not accepted for payment for any reason pursuant to the terms and conditions of the Tender Offer and the Consent Solicitation, or if certificates are submitted evidencing more Notes than are tendered, certificates evidencing unpurchased Notes will be returned, without expense, to the tendering Holder (or, in the case of Notes tendered by book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility pursuant to the procedure set forth under the caption "--Procedures for Tendering Notes and Delivering Consents--Book-Entry Transfer," such Notes will be credited to the account maintained at such Book-Entry Transfer Facility from which such Notes were delivered), unless otherwise requested by such Holder under "Special Delivery Instructions" in the Letter of Transmittal and Consent, promptly following the Expiration Date or the termination of the Tender Offer and the Consent Solicitation.

   Tendering Holders whose Notes are purchased in the Tender Offer and the Consent Solicitation will not be obligated to pay brokerage commissions or fees or to pay transfer taxes with respect to the purchase of their Notes unless the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" in the Letter of Transmittal and Consent has been completed, as described in the instructions thereto. The Company will pay all other charges and expenses in connection with the Tender Offer and the Consent Solicitation. See "--Depositary and Information Agent" and "--Fees and Expenses."

WITHDRAWAL OF TENDERS; REVOCATION OF CONSENTS

   Tenders of Notes may be withdrawn and the corresponding Consents revoked at any time prior to the Consent Date, which in no event will be prior to May 15, 1996. Tendered Notes may not be withdrawn and the corresponding Consents may not be revoked on or after the Consent Date (regardless of whether the tender is made prior to or after the Consent Date). Notwithstanding any provision of the Indenture, Holders who tender their Notes in the Tender Offer shall be deemed to have waived any rights which they may have under the Indenture to withdraw their tender of Notes and Consents after the Consent Date. However, tenders of any Notes may also be withdrawn if the Tender Offer is terminated without any Notes being purchased thereunder. In the event of such termination of the Tender Offer, the Notes tendered pursuant thereto will be returned to the tendering Holders promptly.

   Holders who wish to exercise their right of withdrawal with respect to the Tender Offer and the Consent Solicitation must give written notice of withdrawal delivered by mail or hand delivery or facsimile transmission, which notice must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase prior to the time provided in the immediately preceding paragraph.

In order to be effective, a notice of withdrawal must specify the name of the person who deposited the Notes to be withdrawn (the "Depositor"), the name in which the Notes are registered, if different from that of the Depositor, and the principal amount of Notes to be withdrawn. If certificates have been delivered or otherwise identified (through confirmation of book-entry transfer of such Notes) to the Depositary, the name of the Registered Holder and the certificate number or numbers relating to such Notes withdrawn also must be furnished to the Depositary as aforesaid prior to the physical release of the certificates for the withdrawn Notes (or, in the case of Notes transferred by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with withdrawn Notes). The notice of withdrawal must be signed by the Holder in the same manner as the Letter of Transmittal and Consent (including, in any case, any required signature guarantees) or be accompanied by evidence satisfactory to the Company that the person withdrawing the tender has succeeded to the beneficial ownership of such Notes.

   The withdrawal of Notes prior to the Consent Date in accordance with the procedures set forth hereunder will effect a revocation of the related Consent. Any valid revocation of Consents will automatically render the prior tender of the Notes to which such Consents relate defective and the Company will have the right, which it may waive, to reject such tender as invalid and ineffective. Any permitted withdrawal of Notes and revocation of Consents may not be rescinded, and any Notes properly withdrawn will thereafter be deemed not validly tendered and any Consents revoked will be deemed not validly delivered for purposes of the Tender Offer; provided, however, that withdrawn Notes may be retendered and revoked Consents may be redelivered by again following one of the appropriate procedures described herein at any time prior to the Expiration Date.

   If the Company extends the Tender Offer or is delayed in its acceptance for purchase of Notes or is unable to purchase Notes pursuant to the Tender Offer for any reason, then, without prejudice to the Company's rights hereunder, tendered Notes may be retained by the Depositary on behalf of the Company and may not be withdrawn, subject to Rule 14e-1 under the Exchange Act, which requires that an offeror pay the consideration offered or return the Notes deposited by or on behalf of Holders thereof promptly after the termination or withdrawal of a tender offer, except as otherwise provided herein.

   If the Company shall decide to decrease the amount of Notes being sought in the Tender Offer or to increase or decrease the consideration offered to the Holders, and if, at the time that notice of such increase or decrease is first published, sent or given to Holders in the manner specified in this Offer to Purchase, the Tender Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from and including the date that such notice is first so published, sent or given, the Tender Offer will be extended for such purposes until the expiration of such period of ten business days. As used in this Offer to Purchase, "business day" has the meaning set forth in Rule 14d-1 (and applicable to Regulation 14E) under the Exchange Act. In addition, if the Tender Offer or the Consent Solicitation is amended in a manner determined by the Company to constitute a material adverse change to the Holders, the Company promptly will disclose such amendment in a public announcement and will extend the Tender Offer and the Consent Solicitation for a period deemed by it to be adequate to permit the Holders to properly deliver or withdraw their Notes.

   All questions as to the validity, form and eligibility (including the time of receipt) of notices of withdrawal or revocation will be determined by the Company, whose determination will be final and binding on all parties. None of the Company, the Depositary, the Dealer Manager, the Information Agent, the Trustee or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or revocation or incur any liability for failure to give any such notification.

BACKUP WITHHOLDING

   For a discussion of federal income tax considerations relating to backup withholding, see "Certain Federal Income Tax Considerations--Backup Withholding and Substitute Form W-9."

DEALER MANAGER

   The Company has retained BT Securities to act as Dealer Manager in connection with the Tender Offer and the Consent Solicitation. In its capacity as Dealer Manager, BT Securities may contact Holders regarding the Tender Offer and the Consent Solicitation and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer to Purchase and related materials to beneficial owners of Notes.

   Subject to the terms of the Dealer Manager Agreement dated May 2, 1996 between the Company and the Dealer Manager, BT Securities will be paid customary fees for its services as Dealer Manager in connection with the Tender Offer and the Consent Solicitation. In addition, in the event the Tender Offer and Consent Solicitation is not consummated, the Dealer Manager will be reimbursed for its reasonable out-of-pocket expenses (including the reasonable fees and disbursements of counsel). The Company has also agreed to indemnify the Dealer Manager and its affiliates against certain liabilities under federal or state securities laws caused by, arising out of or in connection with the Tender Offer and the Consent Solicitation.

DEPOSITARY AND INFORMATION AGENT

   Chemical Bank has been appointed Depositary for the Tender Offer and the Consent Solicitation. All deliveries and correspondence sent to the Depositary should be directed to its address set forth on the back cover of this Offer to Purchase. Requests for assistance or additional copies of this Offer to Purchase and the Letter of Transmittal and Consent should be directed to D.F. King & Co., Inc., as Information Agent, at its address set forth on the back cover of this Offer to Purchase.

FEES AND EXPENSES

   In addition to the fees and expenses payable to the Dealer Manager, the Company will pay the Depositary and the Information Agent reasonable and customary fees for their services (and will reimburse them for their reasonable out-of-pocket expenses in connection therewith), and will pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Offer to Purchase and related documents to the beneficial owners of the Notes and in handling or forwarding tenders for purchase. In addition, the Company will indemnify the Depositary and the Information Agent against certain liabilities in connection with their services, including liabilities under the federal securities laws.

   The Company will pay all transfer taxes, if any, applicable to the purchase of Notes pursuant to the Tender Offer. If, however, Notes for principal amounts not accepted for tender are to be delivered to, or are to be registered or issued in the name of, any person other than the Registered Holder of the Notes, or if tendered Notes are to be registered in the name of any person other than the person signing the Letter of Transmittal and Consent, or if a transfer tax is imposed for any reason other than the purchase of Notes pursuant to the Tender Offer, then the amount of any such transfer tax (whether imposed on the registered Holder or any other person) will be payable by the tendering Holder. If satisfactory evidence of payment of such tax or exemption therefrom is not submitted, then the amount of such transfer tax will be deducted from the Tender Offer Consideration otherwise passable to such tendering Holder.

   BT Securities may also act as an initial purchaser in connection with the Debt Offering and the Preferred Stock Offering, and, in connection therewith, would receive customary discounts and commissions.

   The Company will pay customary fees and expenses for printing, accounting and legal services, and to the Dealer Manager, the Depositary, the Information Agent and the Trustee incurred in connection with the Tender Offer and the Consent Solicitation.

MISCELLANEOUS

   The Tender Offer is not subject to Section 13(e) of, or Rules 13e-3 or 13e-4 or Regulation 14D promulgated under, the Exchange Act. The Tender Offer is being made in compliance with Regulation 14E under the Exchange Act.

   In connection with the Tender Offer and the Consent Solicitation, directors, officers and regular employees of the Company (who will not be specifically compensated for such services) may solicit tenders and consents by use of the mails, personally or by telephone, telegram or facsimile transmissions. Other than with respect to the Depositary, the Information Agent and the Dealer Manager, neither the Company nor any of its affiliates has engaged, or made any arrangements for, and has no contract, arrangement or understanding with, any broker, dealer, agent or other person regarding the Tender Offer and the Consent Solicitation hereunder, and no person has been authorized by the Company, or any of its affiliates to provide any information or to make any representations in connection with the Tender Offer and the Consent Solicitation, other than those expressly set forth in this Offer to Purchase, and, if so provided or made, such other information or representations must not be relied upon as having been authorized by the Company or any of its affiliates. The delivery of this Offer to Purchase shall not, under any circumstances, create any implication that the information set forth herein is correct as of any time subsequent to the date hereof.

                     PROPOSED AMENDMENTS TO THE INDENTURE

PURPOSES AND EFFECTS

   The Notes were issued under the Indenture between the Company and the Trustee. The Company is making the Tender Offer to retire the Notes and is seeking Consents to the Proposed Amendments in the Consent Solicitation in order to modify certain of the restrictive covenants and other provisions in the Indenture.

   The Supplemental Indenture will be executed and become effective upon certification by the Depositary to the Trustee (at the direction of the Company) of receipt of the Requisite Consents, which in no event shall occur prior to May 15, 1996. However, the Proposed Amendments will not become operative until the Acceptance Date. Each Holder of Notes, by executing and delivering a Consent, will consent to the Proposed Amendments as set forth in Annex A hereto.

PROPOSED AMENDMENTS

   Set forth below is a summary description of the Proposed Amendments to the Indenture for which the Consents of the Holders are being solicited hereby. This description is qualified by reference to the full provisions of the existing Indenture and the provisions of the proposed Supplemental Indenture, which provisions are substantially in the form set forth in Annex A hereto. The capitalized terms used below and in Annex A and not otherwise defined shall have the meanings assigned to them in the Indenture or the Supplemental Indenture, as the case may be.

LIMITATION ON RESTRICTED PAYMENTS

   The "Limitation on Restricted Payments" covenant set forth in the Indenture as currently in effect provides that neither the Company nor any of its Subsidiaries shall (i) declare or pay any distribution or dividend on or in respect of any class of its Capital Stock (except dividends or distributions payable by wholly-owned Subsidiaries of the Company); (ii) purchase, repurchase, prepay, redeem or otherwise acquire or retire for value any Capital Stock of the Company or any of its Subsidiaries; (iii) make or, in the case of the Company, permit any Subsidiary to make, any Investment (other than Permitted Investments) in, any Affiliate or any Related Person; or (iv) repay, prepay, redeem, retire or refinance, prior to scheduled maturity or scheduled sinking fund payment, any other Debt which ranks pari passu with, or subordinate to, the Notes (each a "Restricted Payment"); unless at the time of and after giving effect to the proposed Restricted Payment (a) no Event of Default (and no event that, after notice or lapse of time, or both, would become an Event of Default) shall have occurred and be continuing, (b) the Company could incur an additional $1.00 of Debt pursuant to the first sentence of the covenant described under the caption "Limitation on Incurrence of Additional Debt and Preferred Stock" and (c) the aggregate amount of all Restricted Payments declared or made after June 30, 1993 shall not exceed the sum of (I) an amount equal to Operating Cash Flow earned from June 30, 1993 to the end of the fiscal quarter preceding such Restricted Payment less 1.5 times the sum of Total Interest Expense and Preferred Stock dividends paid or accrued from June 30, 1993 to the end of the fiscal quarter preceding such Restricted Payment plus (II) an amount equal to the aggregate proceeds received by the Company as capital contributions to the Company after June 30, 1993, or from the issuance and sale after June 30, 1993 of Capital Stock.

 Proposed Revision

   If the Requisite Consents are received and the Company enters into the Supplemental Indenture, the the covenant described under the caption "Limitation on Restricted Payments" will be amended with respect to the Company and its Subsidiaries to, among other things, (i) expand the restriction on investments to cover investments in any person, not just affiliates and related persons; (ii) create baskets of permissible investments (i.e., not restricted by this covenant) (A) of up to $20 million in the aggregate, in the case of investments in a Broadcast Business or Advertising Business or (B) of up to $15 million in the aggregate, in the case of other types of investments; (iii) permit investments in certain cash equivalents; (iv) permit the issuance of the Exchange Notes in exchange for the Series D Preferred Stock to be issued pursuant to the Preferred Stock Offering and certain cash payments in connection with the Exchange Notes; (v) permit the redemption or prepayment of indebtedness (including the New Notes) which ranks pari passu with the Notes; (vi) permit the exchange or repurchase of equity interests with, or out of the proceeds of, other equity interests and the repurchase of subordinated debt with the proceeds of equity interests; (vii) permit the payment of dividends on the Series D Preferred Stock and the redemption of the Company's Series B and Series C Preferred Stock, subject to certain limitations; and (viii) permit payments to Sillerman Communications Management Company ("SCMC") for facilities maintenance and other services, and payments to certain employees pursuant to certain termination agreements. In addition, the general basket of permissible Restricted Payments that can be made by the Company and its Subsidiaries under the formula set forth in clause (c) of the covenant (the "Basket") would be modified to reduce the interest expense multiple from 1.5 to 1.4 and to amend the definitions of "Consolidated Net Income," "Consolidated Interest Expense" (formerly "Total Interest Expense"), "Consolidated Cash Flow" (formerly "Operating Cash Flow") and certain other related terms. Such definitional and other changes may have the effect of increasing the amount of investments permitted under the Basket. As modified, the covenant described under the caption "Limitation on Restricted Payments" in the Indenture would be substantially identical to the covenant to be described under the caption "Limitation on Restricted Payments" to be included in the indenture governing the New Notes.

LIMITATION ON DIVIDEND RESTRICTIONS AFFECTING SUBSIDIARIES COVENANT

   The covenant described under the caption "Limitation on Dividend Restrictions Affecting Subsidiaries" set forth in the Indenture as currently in effect provides that the Company shall not, and shall not permit any of its Subsidiaries to, create or cause any consensual encumbrance or restriction of any kind on the ability of any Subsidiary of the Company to
(i) pay dividends or make any other distributions on its Capital Stock, (ii) pay any Debt owed to the Company or any of its Subsidiaries, (iii) make loans or advances to the Company or any of its Subsidiaries, or (iv) transfer any of its Property or assets to the Company or any of its Subsidiaries, with certain specified exceptions.

 Proposed Revision

   If the Requisite Consents are received and the Company enters into the Supplemental Indenture, the covenant described under the caption "Limitation on Dividend Restrictions Affecting Subsidiaries" will be amended to, among other things, expand the exceptions to the above set of restrictions to include any encumbrances or restrictions set forth in (i) any agreement governing senior debt of the Company (including the New Credit Agreement), or
(ii) the New Notes or the indenture governing the New Notes. As modified, the covenant described under the caption "Limitation on Dividend Restrictions Affecting Subsidiaries" in the Indenture would be substantially identical to the covenant to be described under the caption "Limitation on Dividend Restrictions Affecting Subsidiaries" to be included in the indenture governing the New Notes.

LIMITATION ON INCURRENCE OF ADDITIONAL DEBT AND PREFERRED STOCK COVENANT

   The the covenant described under the caption "Limitation on Incurrence of Additional Debt and Preferred Stock" set forth in the Indenture as currently in effect provides that the Company and its Subsidiaries may not incur Debt, other than under various categories of Permitted Debt (which debt may be incurred by the Company or its Subsidiaries regardless of the Company's Debt to Cash Flow Ratio), unless, after giving effect to the incurrence of such Debt, the Debt to Operating Cash Flow Ratio is 6.25 to 1 or less. Absent receipt of the Requisite Consents, the incurrence of the Debt represented by the New Notes and the New Credit Agreement would violate this provision.

 Proposed Revision

   If the Requisite Consents are received and the Company enters into the Supplemental Indenture, the covenant described under the caption "Limitation on Incurrence of Additional Debt and Preferred Stock" will be amended to provide that the Company may incur Debt if, after giving effect to the incurrence of such Debt, the Company's Debt to Operating Cash Flow Ratio is
7.0 to 1 or less. In addition, the covenant would be revised to, among other things, (i) permit the Company or a Subsidiary to issue preferred stock if in compliance with the new Debt to Cash Flow Ratio regardless of the weighted average life to maturity of the new securities; (ii) permit the Company's Subsidiaries to incur debt under all of the Permitted Debt categories; and
(iii) expand the definition of Permitted Debt to permit the incurrence of debt (A) represented by the New Notes and the Series D Preferred Stock to be issued pursuant to the Preferred Stock Offering, (B) pursuant to bank credit facilities (including the New Credit Agreement) not to exceed $150.0 million at any time outstanding, (C) pursuant to certain additional financial facilities, provided that such facilities are repaid from the proceeds of certain asset dispositions, (D) in connection with the MMR Acquisition, provided that existing MMR debt so incurred is repaid by borrowings under bank facilities, (E) in connection with certain acquisitions of assets or new subsidiaries and (F) under a general $10.0 million basket for any type of debt. As modified, the covenant described under the caption "Limitation on Incurrence of Additional Debt and Preferred Stock" in the Indenture would be substantially identical to the covenant to be described under the caption "Limitation on Incurrence of Additional Debt and Preferred Stock" to be included in the indenture governing the New Notes.

LIMITATION ON TRANSACTIONS WITH RELATED PERSONS

   The covenant described under the caption "Limitation on Transactions with Related Persons" set forth in the Indenture as currently in effect provides that the Company shall not, and will not permit any of its Subsidiaries to, directly or indirectly, enter into any transaction or series of related transactions (with certain specified exceptions) with any Related Person unless (i) such transaction or series of transactions is on terms that are no less favorable to the Company or any such Subsidiary, as the case may be, than would be available in a comparable transaction with an unrelated third party and (ii) such transaction or series of transactions is approved by a majority of the Board of Directors, including the approval of each of the Independent Directors, and with respect to any transaction or series of transactions involving aggregate payments in excess of $500,000, the Company obtains an opinion as to the fairness thereof to the Company or such Subsidiary from a financial point of view issued by an independent investment banking firm, appraisal firm or accounting firm, in each case of national standing.

 Proposed Revision

   If the Requisite Consents are received and the Company enters into the Supplemental Indenture, the covenant described under the caption "Limitation on Transactions with Related Persons" will be amended to, among other things,
(i) permit the MMR Acquisition and related transactions that are disclosed in this Offer to Purchase under the caption "Agreements Related to the Acquisitions and Dispositions"; (ii) permit the issuance of common stock warrants to SCMC and the forgiveness of a $2.0 million loan to SCMC in exchange for SCMC's assignment of its rights to receive fees under certain consulting agreements; (iii) narrow the definition of affiliate by (A) increasing from 5% to 10% the beneficial ownership of stock level at which a person automatically will be deemed to be an affiliate under the covenant and
(B) eliminating provisions which automatically classified certain individual relatives as affiliates; (iv) create a threshold of $1.0 million for affiliate transactions which require the Company to deliver to the Trustee an officer's certificate certifying the arms length nature of the transaction and its approval by a majority (as opposed to the previous unanimity requirement) of the Company's disinterested directors; (v) increase the dollar threshold from $500,000 to $5.0 million for affiliate transactions which require the Company to deliver to the Trustee an opinion as to the fairness of the transaction from a nationally recognized accounting, appraisal or investment banking firm; and (vi) permit the joint lease with SCMC for the Company's corporate headquarters. As modified, the covenant described under the caption "Limitation on Transactions with Related Persons" in the Indenture would be substantially identical to the covenant to be described under the caption "Limitation on Transactions with Related Persons" to be included in the indenture governing the New Notes.

LIMITATION ON DISPOSITION OF ASSETS AND SUBSIDIARY STOCK

   The covenant described under the caption "Limitation on Disposition of Assets and Subsidiary Stock" set forth in the Indenture as currently in effect requires the Company to use the Net Available Proceeds of certain Asset Dispositions that have not been used to repay Obligations then outstanding under the Credit Agreement to purchase any Notes tendered to the Company pursuant to the offer described in the Indenture.

   The indenture governing the New Notes will also contain a "Limitation on Disposition of Assets and Subsidiary Stock" covenant; however, that covenant will provide that any offer required to be made by the Company will apply to the Notes and the New Notes on a pari passu basis.

 Proposed Revision

   If the Requisite Consents are received and the Company enters into the Supplemental Indenture, the covenant described under the caption "Limitation on Disposition of Assets and Subsidiary Stock" will be amended to require the Company to use the excess proceeds from certain asset sales (the threshold amount of proceeds triggering the Company's repurchase obligation will be raised from $5.0 million to $10.0 million) to purchase Notes and New Notes on a pro rata basis based on the aggregate principal amount of Notes and New Notes tendered by the Holders thereof pursuant to a purchase offer by the Company. In addition, the covenant will be modified by, among other things,
(i) excluding sales and exchanges of certain radio stations from the definition of Asset Sale and (ii) excluding certain types of permitted asset swaps from the mandatory redemption provisions of the covenant. As modified, the covenant described under the caption "Limitation on Disposition of Assets and Subsidiary Stock" in the Indenture would be substantially identical to the covenant to be described under the caption "Limitation on Disposition of Assets and Subsidiary Stock" to be included in the indenture governing the New Notes.

LIMITATION ON LINE OF BUSINESS COVENANT

   The covenant described under the caption "Limitation on Line of Business" set forth in the Indenture as currently in effect provides that, so long as any of the Notes are outstanding, the Company and its Subsidiaries will engage solely in the ownership and operation of radio broadcasting stations and the ownership and operation of the regional and national radio networks known as the Texas State Networks.

 Proposed Revision

   If the Requisite Consents are received and the Company enters into the Supplemental Indenture, the covenant described under the caption "Limitation on Line of Business" will be amended to clarify that the Company may engage in any business, the majority of whose revenues are derived from the broadcast of radio programming, and activities incidental thereto. As modified, the covenant described under the caption "Limitation on Line of Business" in the Indenture would be substantially identical to the covenant to be described under the caption "Limitation on Line of Business" to be included in the indenture governing the New Notes.

WHEN COMPANY MAY MERGE COVENANT

   The covenant described under the caption "When Company May Merge" set forth in the Indenture as currently in effect provides that the Company shall not consolidate with or merge into, or transfer substantially all of its assets to, any Person unless (i) the Company is the surviving entity or such other Person expressly assumes all the Obligations of the Company under the Notes and the Indenture, (ii) immediately prior to such transaction and immediately after giving effect to such transaction, no Default or Event of Default exists, (iii) immediately after giving effect to such transaction on a pro forma basis, the Company would be able to incur at least $1.00 of additional Debt under the covenant described under the caption "Limitation on Incurrence of Additional Debt and Preferred Stock" and (iv) the Consolidated Net Worth of the surviving entity immediately after the transaction is no less than the Consolidated Net Worth of the Company immediately prior to the transaction.

 Proposed Revision

   If the Requisite Consents are received and the Company enters into the Supplemental Indenture, the covenant described under the caption "When Company May Merge" will be amended to (i) clarify that no such merger, consolidation or sale of assets transaction shall be permitted if such transaction would have an adverse effect on any material broadcast license held by the Company and (ii) exempt a merger of the Company with or into a Wholly Owned Subsidiary from the Consolidated Net Worth and additional indebtedness capability requirements. As modified, the covenant described under the caption "When Company May Merge" in the Indenture would be substantially identical to the covenant described under the caption "When Company May Merge" to be included in the indenture governing the New Notes.

EVENTS OF DEFAULT

   The "Events of Default" provisions set forth in Section 6.01 of the Indenture as currently in effect provide that each of the following constitutes an Event of Default; (i) default in the payment of any principal or premium due on any Note; (ii) default for 30 days in the payment of any interest due on any Note; (iii) breach of any covenant or other provision of the Notes or the Indenture which continues for a period of 30 days after receipt by the Company of written notice thereof; (iv) default under other agreements evidencing indebtedness of the Company or its Subsidiaries which results in such indebtedness becoming due prior to its maturity, provided that no default shall result if the aggregate amount of other indebtedness with respect to which a default has occurred is less than $1.0 million; (v) certain events of bankruptcy or insolvency with respect to the Company or any of its Significant Subsidiaries; or (vi) the entry of final judgments against the Company or any of its Subsidiaries in excess of $1.0 million in the aggregate, which judgments are not vacated, discharged or stayed or bonded pending appeal within 60 days.

 Proposed Revision

   If the Requisite Consents are received and the Company enters into the Supplemental Indenture, the provisions described under the caption "Events of Default" set forth in Section 6.01 of the Indenture will be amended to, among other things, (i) replace the existing 30 day notice and cure period for all types of covenant breaches with (A) no notice or cure period for breaches of covenant provisions pertaining to restricted payments, incurrence of indebtedness, change of control, asset sales or mergers and (B) a 60 day notice and cure period for other types of breaches; and (ii) increase the dollar threshold from $1.0 million to $10.0 million which triggers the default provisions relating to (A) defaults under other agreements evidencing indebtedness of the Company or its Subsidiaries and (B) unsatisfied judgements against the Company or its Subsidiaries. As modified, the provisions described under the caption "Events of Default" set forth in
Section 6.01 of the Indenture would be substantially identical to the corresponding provisions to be included in the indenture governing the New Notes.

CERTAIN OTHER AMENDMENTS

   In addition to the Proposed Amendments set forth above, if the Requisite Consents are received and the Company enters into the Supplemental Indenture, the Indenture will be amended to add certain additional defined terms, delete certain existing defined terms and effect certain other revisions to implement the Proposed Amendments discussed above. See Annex A hereto.

   HOLDERS OF NOTES WHO TENDER THEIR NOTES IN THE TENDER OFFER WILL BE DEEMED TO HAVE CONSENTED TO ALL THE PROPOSED AMENDMENTS. ACCORDINGLY, A CONSENT PURPORTING TO CONSENT TO ONLY SOME OF THE PROPOSED AMENDMENTS WILL NOT BE VALID. NOTWITHSTANDING ANY PROVISION OF THE INDENTURE, HOLDERS WHO TENDER THEIR NOTES IN THE TENDER OFFER SHALL BE DEEMED TO HAVE WAIVED ANY RIGHTS WHICH THEY MAY HAVE UNDER THE INDENTURE TO WITHDRAW THEIR TENDER OF NOTES AND CONSENTS AFTER THE CONSENT DATE.

   Copies of the Indenture and the form of Supplemental Indenture are available from the Information Agent upon request.

                                CAPITALIZATION

   The following table sets forth: (i) the actual capitalization of the Company at December 31, 1995, (ii) the pro forma capitalization of the Company at December 31, 1995 giving effect to the Recent Acquisitions and the Transactions other than the MMR Merger and (iii) the pro forma capitalization of the Company at December 31, 1995 giving effect to the Recent Acquisitions and the Transactions.

                                                                                    DECEMBER 31, 1995
                                                               ---------------------------------------------------------
                                                                                     (IN THOUSANDS)
                                                                               PRO FORMA FOR THE
                                                                            RECENT ACQUISITIONS AND   PRO FORMA FOR THE
                                                                            THE TRANSACTIONS OTHER   RECENT ACQUISITIONS
                                                                  ACTUAL      THAN THE MMR MERGER    AND THE TRANSACTIONS
                                                               ----------  -----------------------  --------------------
DEBT:
 New Credit Agreement ........................................                     $      0                $      0
 New Notes ...................................................                      440,000                 440,000
 Notes .......................................................   $ 80,000                 0(4)                    0(4)
                                                               ----------  -----------------------  --------------------
  Total debt .................................................     80,000           440,000                 440,000
PREFERRED STOCK:
 Series B Redeemable Preferred Stock .........................      1,735             1,735                   1,735
 Series C Redeemable Preferred Stock .........................      1,550                 0(5)                    0(5)
 Series D Preferred Stock ....................................                      120,000                 120,000
STOCKHOLDERS' EQUITY:
 Class A Common Stock, $.01 par value,
  10,000,000 shares authorized, 6,458,215 shares issued and
  outstanding (1)(2)(3) ......................................         64                64                      84
 Class B Common Stock, $.01 par value,
  1,000,000 shares authorized, 1,000,000 shares issued and
  outstanding (2)(3) .........................................         10                10                      11
 Class C Common Stock, $.01 par value,
  1,200,000 shares authorized, 0 shares issued and
  outstanding ................................................          0                 0                       0
 Additional paid-in capital ..................................    115,184           113,884                 185,863
 Accumulated deficit(5) ......................................    (32,197)          (74,065)                (74,065)
                                                               ----------  -----------------------  --------------------
  Total stockholders' equity .................................     83,061            39,893                 111,893
                                                               ----------  -----------------------  --------------------
  Total capitalization .......................................   $166,346          $601,628                $673,628
                                                               ==========  =======================  ====================

- ------------

(1) Does not include (i) 750,000 shares issuable upon the exercise of outstanding options pursuant to the Stock Option Plans and (ii) 1,000,000 shares issuable, subject to certain conditions, upon conversion of the Class B Common Stock.

(2) Does not include (i) 150,000 shares issuable in the event the seller of WHSL-FM elects for the purchase price to be paid in stock, (ii) 600,000 shares issuable upon the exercise of the warrants issued to SCMC and
       (iii) shares issuable upon the conversion of the Series D Preferred Stock. Upon the consummation of the Financing, pursuant to the Hicks Agreement, (i) 75,000 shares of Class B Common Stock held by Mr. Hicks will be converted in to an equal number of shares of Class A Common Stock and (ii) 68,874 shares of Class B Common Stock held by Mr. Hicks will be purchased by the Company. See "Management--Employment Agreements."

(3) With respect to the MMR Merger, assumes (i) the Class A Common Stock Price (as defined) is $35.00, which results in an Exchange Ratio (as defined) of .3286, (ii) shares of MMR Class B Common Stock, MMR Class C Common Stock and MMR Preferred Stock are converted into Class B Common Stock of the Company and all other classes of MMR stock are converted into Class A Common Stock; except shares of MMR Senior Cumulative Preferred Stock which are to be redeemed, (iii) each of the 1,839,500 outstanding MMR Class A Warrants is exercised for one share of MMR Class A Common Stock and (iv) each of the 1,840,000 outstanding MMR Class B Warrants is exchanged for one-fifth of a share of MMR Class A Common Stock. As a result of such assumptions, upon consummation of the MMR Merger, 8,372,718 shares of Class A Common Stock and 1,086,146 shares of Class B Common Stock would be outstanding. Does not include
       (i) 115,010 shares of Class A Common Stock issuable upon exercise of outstanding options issued under MMR stock option plans, (ii) 41,075 shares of Class A Common Stock issuable upon exercise of warrants issued in MMR's initial public offering, (iii) 157,728 shares of Class A Common Stock issuable upon exercise of unit purchase options of MMR,
       (iv) stock appreciation rights in respect of 6,572 shares of Class A Common Stock issuable upon exercise of certain outstanding stock appreciation rights of MMR, (v) 3,286 shares of Class A Common Stock issuable upon exercise of options issued by MMR to Robert F.X. Sillerman in connection with MMR's acquisition of Southern Starr Broadcasting Group, Inc. and (vi) 239,287 shares of Class A Common Stock issuable upon exercise of certain subordinated debt warrants issued by MMR, all of which are to be assumed by the Company upon the consummation of the MMR Merger. Does not include shares of Class A



       Common Stock issuable upon the exercise of options to purchase 175,000 shares of Class A Common Stock of MMR that are to be issued by MMR in connection with the repayment of certain indebtedness of MMR upon consummation of the MMR Merger. See "Agreements Related to the Acquisitions and the Dispositions--MMR Stations."

(4)    Assumes that all of the Old Notes are tendered pursuant to the Tender
       Offer.

(5) The change in accumulated deficit reflects the following charges to be taken to earnings in connection with the Transactions: (i) a non-cash charge of $5.0 million to reflect the SCMC Termination Agreement, (ii) a $20.9 million charge in connection with the payments to Mr. Hicks and Mr. Armstrong pursuant to the Hicks Agreement and the Armstrong Agreement, (iii) a $15.4 million extraordinary charge resulting from the premium from the Tender Offer and the write-off of deferred financing costs, (iv) a $0.2 million loss associated with the Dallas Disposition and (v) a $0.4 million loss assumed with the redemption of the Series C Preferred Stock.

                        SELECTED FINANCIAL INFORMATION
              (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

   The Selected Consolidated Financial Data of the Company and predecessors include the historical financial statements of Capstar Communications, Inc. ("Capstar") and the historical financial statements of the Company since its formation on February 26, 1992. See "Unaudited Pro Forma Condensed Combined Financial Statements." The Selected Consolidated Financial Data as of December 31, 1995 have been derived from the audited consolidated financial statements of the Company included elsewhere in this Offer to Purchase.

                                                                    YEAR ENDED DECEMBER 31,
                               ------------------------------------------------------------------------------------------------
                                                                                                 PRO FORMA FOR
                                                                                                   THE RECENT
                                                                                                  ACQUISITIONS    PRO FORMA FOR
                                                                                                    AND THE        THE RECENT
                                                                                                  TRANSACTIONS    ACQUISITIONS
                                                                                                 OTHER THAN THE        AND
                                                                                                 MMR MERGER(5)   TRANSACTIONS(6)
                                   1991         1992         1993         1994         1995           1995            1995
                               -----------  -----------  -----------  -----------  -----------  --------------  ---------------
STATEMENT OF OPERATIONS DATA:
Net revenues .................    $13,442      $15,003     $ 34,233      $55,556      $76,830       $163,418        $186,384
Station operating expenses  ..      9,105        9,624       21,555       33,956       51,039        106,790         119,682
Depreciation, amortization
 and duopoly integration
 costs .......................      3,726        3,208        4,475        5,873        9,137         26,862          30,897
Corporate expenses ...........        726          769        1,808        2,964        3,797          6,060           6,300
Corporate expenses --
 non-recurring charge(1)  ....                               13,980
Writedown of broadcast rights
 agreement and other .........                                                          5,000                            281
                               -----------  -----------  -----------  -----------  -----------  --------------  ---------------
Operating income (loss)  .....       (115)       1,402       (7,585)      12,763        7,857         23,706          29,224
Other (income) loss ..........       (124)                      (17)         121         (650)        (1,174)         (1,174)
Interest expense .............      4,241        3,610        7,351        9,332       12,903         46,900          46,900
                               -----------  -----------  -----------  -----------  -----------  --------------  ---------------
Income (loss) before income
 taxes, extraordinary item
 and cumulative effect of a
 change in accounting
 principle ...................     (4,232)      (2,208)     (14,919)       3,310       (4,396)       (22,020)        (16,502)
Income tax expense ...........                                1,015        1,474
Extraordinary loss on debt
 retirement ..................                                1,665
Cumulative effect of a change
 in accounting principle  ....                                  182
                               -----------  -----------  -----------  -----------  -----------  --------------  ---------------
Net income (loss) ............     (4,232)      (2,208)     (17,781)       1,836       (4,396)       (22,020)        (16,502)
Redeemable preferred stock
 dividends and accretion(2)  .        302          385          557          348          291          8,091           8,091
                               -----------  -----------  -----------  -----------  -----------  --------------  ---------------
Net income (loss) applicable
 to common stock .............    $(4,534)     $(2,593)    $(18,338)     $ 1,488      $(4,687)      $(30,111)       $(24,593)
                               ===========  ===========  ===========  ===========  ===========  ==============  ===============
Net income (loss) per share  .    $ (3.85)     $ (2.20)    $  (7.08)     $  0.26      $ (0.71)      $  (4.04)       $  (2.60)
                               ===========  ===========  ===========  ===========  ===========  ==============  ===============
Weighted average common
 shares outstanding ..........   1,178,570    1,178,570    2,589,285    5,792,385    6,595,728     7,458,000        9,459,000
                               ===========  ===========  ===========  ===========  ===========  ==============  ===============
Ratio of earnings to fixed
 charges(3) ..................         --           --           --         1.4x           --             --              --
Ratio of earnings to combined
 fixed charges and preferred
 stock dividends(3) ..........         --           --           --         1.3x           --             --              --
OTHER OPERATING DATA:
Broadcast Cash Flow(4) .......    $ 4,337      $ 5,379     $ 12,678      $21,600      $25,791       $ 56,628        $ 66,702
EBITDA(4) ....................      3,611        4,610       10,870       18,636       21,994         50,568          60,402
Cash capital expenditures  ...        139          115          569        1,951        3,261

                                           (Table continued on following page)

                                                                      DECEMBER 31,
                                ---------------------------------------------------------------------------------------
                                                                                           PRO FORMA
                                                                                            FOR THE
                                                                                             RECENT
                                                                                          ACQUISITIONS      PRO FORMA
                                                         ACTUAL                             AND THE          FOR THE
                                                                                          TRANSACTIONS       RECENT
                                ------------------------------------------------------     OTHER THAN     ACQUISITIONS
                                                                                            THE MMR            AND
                                                                                           MERGER(5)     TRANSACTIONS(6)
                                   1991        1992       1993       1994       1995          1995            1995
                                ---------  ----------  ---------  ---------  ---------     ----------    -------------
BALANCE SHEET DATA:
Cash and cash equivalents  ....   $    96    $    657   $ 10,287   $  3,194   $ 11,893      $ 67,290        $ 15,408
Working capital (deficit)  ....       451     (37,470)    22,088     18,698     20,890        86,569          32,415
Intangible assets, net ........    29,046      27,856    107,290    102,152    129,543       511,118         644,019
Total assets ..................    37,367      36,127    152,871    145,808    187,337       680,163         765,352
Total debt ....................    38,828      39,011     81,627     81,516     81,850       440,000         440,000
Redeemable preferred stock  ...     2,972       4,025      3,701      2,466      3,285       121,735         121,735
Stockholders' equity (deficit)     (6,951)     (9,411)    48,598     48,856     83,061        39,893         111,893

- ------------

(1) Includes the 1993 non-cash non-recurring charge related to the valuation of the common stock issued to the Company's founders (the "Founders' Stock") at the Company's initial public offering in September 1993 (the "Initial Public Offering") and certain pooling costs related to the merger of Capstar with and into a subsidiary of the Company.

(2) Includes dividends on preferred stock which the Company redeemed in 1993, accretion on outstanding redeemable preferred stock, and dividends on the preferred stock to be issued under the Preferred Stock Offering.

(3) For purposes of computing the ratio of earnings to combined fixed charges and preferred stock dividends and the ratio of earnings to fixed charges, "earnings" consists of earnings before income taxes and fixed charges. "Fixed charges and preferred stock dividends" consists of interest on all indebtedness, amortization of deferred financing costs and preferred stock dividends. "Fixed charges" consists of interest on all indebtedness and amortization of deferred financing costs. Earnings were insufficient to cover combined fixed charges and preferred stock dividends by $4,687,000, $15,476,000, $2,593,000 and
       $4,534,000 during the years ended December 31, 1995, 1993, 1992 and 1991, respectively. Pro forma earnings for the year ended December 31, 1995 would have been insufficient to cover combined fixed charges and preferred stock dividends by $30,111,000, pro forma for the Recent Acquisitions and the Transactions other than the MMR Merger, and $24,593,000, pro forma for the Recent Acquisitions and the Transactions. Earnings were insufficient to cover fixed charges by $4,396,000, $14,919,000, $2,208,000 and $4,232,000 during the years ended December 31, 1995, 1993, 1992 and 1991, respectively. Pro forma earnings for the year ended December 31, 1995 would have been insufficient to cover fixed charges by $22,020,000, pro forma for the Recent Acquisitions and the Transactions other than the MMR Merger and $16,502,000, pro forma for the Recent Acquisitions and the Transactions.

(4) Broadcast Cash Flow is defined as net revenues less station operating expenses. EBITDA is defined as net income (loss) before (i) extraordinary items, (ii) provisions for income taxes, (iii) interest (income) expense, (iv) other (income) expense, (v) cumulative effects of changes in accounting principles, (vi) depreciation, amortization and duopoly integration costs and (vii) non-recurring charges related to the write-down of the Texas Rangers broadcast rights and the valuation charge related to the Founders' Stock. The difference between Broadcast Cash Flow and EBITDA is that EBITDA includes corporate expenses. Although Broadcast Cash Flow and EBITDA are not measures of performance calculated in accordance with generally accepted accounting principles ("GAAP"), the Company believes that Broadcast Cash Flow and EBITDA are accepted by the broadcasting industry as generally recognized measures of performance and are used by analysts who report publicly on the performance of broadcasting companies. In addition, EBITDA is the basis for determining compliance with several covenants in certain of the Company's debt instruments. Nevertheless, these measures should not be considered in isolation or as a substitute for operating income, net income, net cash provided by operating activities or any other measure for determining the Company's operating performance or liquidity which is calculated in accordance with GAAP.

(5) The Unaudited Pro Forma Balance Sheet Data at December 31, 1995 and the Unaudited Pro Forma Statement of Operations Data for the year ended December 31, 1995 are presented as if the Company had completed the Recent Acquisitions and the Transactions other than the MMR Merger as of December 31, 1995 and January 1, 1995, respectively.

(6) The Unaudited Pro Forma Balance Sheet Data at December 31, 1995 and the Unaudited Pro Forma Statement of Operations Data for the year ended



       December 31, 1995 are presented as if the Company had completed the Recent Acquisitions and the Transactions as of December 31, 1995 and January 1, 1995, respectively.

         UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

   The Unaudited Pro Forma Condensed Combined Balance Sheet at December 31, 1995 and the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 1995 are presented as if the Company had completed (i) the Recent Acquisitions, (ii) the Acquisitions, (iii) the Dispositions, (iv) the Financing, (v) the Tender Offer (assuming that all the Notes are tendered), (vi) implementation of the Hicks Agreement and the Armstrong Agreement, (vii) repayment of the Old Credit Agreement and (viii) implementation of the SCMC Termination Agreement as of December 31, 1995 and January 1, 1995, respectively. No adjustment has been made to the Pro Forma Condensed Combined Balance Sheet for the Houston Exchange as it will be recorded at a carryover basis. The MMR Myrtle Beach Acquisition has not been reflected in the Pro Forma Condensed Combined Statement of Operations as it would have no material impact.

   In the opinion of management, all adjustments necessary to fairly present this pro forma information have been made. The Unaudited Pro Forma Condensed Combined Financial Statements are based upon, and should be read in conjunction with, the historical financial statements and the respective notes to such financial statements appearing elsewhere in this Offer to Purchase. The pro forma information does not purport to be indicative of the results that would have been reported had such events actually occurred on the dates specified, nor is it indicative of the Company's future results if the aforementioned transactions are completed. The Company cannot predict whether the consummation of the Acquisitions or the Dispositions will conform to the assumptions used in the preparation of the Unaudited Pro Forma Condensed Combined Financial Statements.

   The pro forma statement of operations data includes adjustments to station operating expenses to reflect anticipated savings that management believes it will be able to achieve through the implementation of its strategy. There can be no assurance that the Company will be able to achieve such savings. Such data also assumes that the proceeds of the Dispositions will be available to the Company to consummate the Acquisitions, although the Dispositions are expected to occur at a later date. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                            SFX BROADCASTING, INC.
             UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                              DECEMBER 31, 1995
                                (IN THOUSANDS)

                                   SFX          LIBERTY         PRISM
                              BROADCASTING,   ACQUISITION    ACQUISITION
                                  INC.         INCLUDING      INCLUDING
                                   AS         WASHINGTON     LOUISVILLE     ADDITIONAL
                               ADJUSTED(1) DISPOSITIONS(2) DISPOSITIONS(3) ACQUISITIONS(4)
                             -------------  -------------  -------------  -------------
ASSETS
Current assets .............     $  32,505     $  15,608      $  8,679       $  6,529

Property and equipment, net         18,312        14,689         7,906          8,876
Intangible assets, net  ....       153,008       109,524        14,861         27,428

Other assets ...............         8,522                                          5

                             -------------  -------------  -------------  -------------
Total assets ...............      $212,347      $139,821       $31,446        $42,838
                             =============  =============  =============  =============

LIABILITIES AND
 STOCKHOLDERS' EQUITY
Current liabilities ........$       17,875     $   7,306      $  6,174       $  3,793

Other liabilities ..........         2,211         1,062                        2,450

Long-term debt:
  New Credit Agreement  ....
  Note Offering ............
  Old Notes and Old
   Credit Agreement ........        98,500
  Acquired company debt  ...                      79,945        14,110          9,510

Deferred taxes .............         7,415        11,613                          690

Redeemable preferred stock
  Series B Preferred Stock           1,735
  Series C Preferred Stock           1,550
  Series D Preferred Stock

Stockholders' equity .......        83,061        39,895        11,162         26,395

- ---------------------------  -------------  -------------  -------------  -------------
Total liabilities and
 stockholders' equity ......      $212,347      $139,821       $31,446        $42,838
                             =============  =============  =============  =============




                    (RESTUBBED TABLE CONTINUED FROM ABOVE)

                                                                           PRO FORMA
                                                                         FOR THE RECENT
                                                                         ACQUISITIONS,                PRO FORMA
                                                                            AND THE                 FOR THE RECENT
                                  OTHER                                   TRANSACTIONS               ACQUISITIONS
                              ACQUISITIONS/                 PRO FORMA    OTHER THAN THE     MMR        AND THE
                            DISPOSITIONS(5)  FINANCING(6) ADJUSTMENTS(7)   MMR MERGER    MERGER(8)   TRANSACTIONS
                             -------------  ------------  ------------  --------------  ---------  --------------
ASSETS
Current assets .............     $10,261      $ 112,000 (a) $ (19,500)(a)   $110,197     $(51,468)     $ 58,729
                                                             (211,000)(b)
                                                440,000 (b)   (85,750)(c)
                                                (18,000)(c)   (63,000)(d)
                                               (107,803)(d)    (8,332)(e)
                                                               (2,000)(g)
Property and equipment, net       (1,241)                                     48,542        3,718        52,260
Intangible assets, net  ....      (9,176)        18,000 (c)   123,066 (b)    511,118      132,901       644,019
                                                 (8,391)(d)    54,304 (c)
                                                               20,162 (d)
                                                                8,332 (e)

Other assets ...............                                    4.029 (f)     10,306           38        10,344
                                                               (2,250)(a)
                             -------------  ------------  ------------  --------------  ---------  --------------
Total assets ...............     $  (156)     $ 435,806     $(181,939)      $680,163     $ 85,189      $765,352
                             =============  ============  ============  ==============  =========  ==============

LIABILITIES AND
 STOCKHOLDERS' EQUITY
Current liabilities ........                  $  (2,303)(d) $  (6,174)(c)   $ 23,628     $  2,686      $ 26,314
                                                               (3,793)(d)
                                                                  750 (a)

Other liabilities ..........                                   (2,450)(d)      3,973          100         4,073
                                                                  700 (a)
Long-term debt:
  New Credit Agreement  ....
  Note Offering ............                    440,000 (b)                  440,000                    440,000
  Old Notes and Old
   Credit Agreement ........                    (98,500)(d)                        0                          0
  Acquired company debt  ...                                  (79,945)(b)          0                          0
                                                              (14,110)(c)
                                                               (9,510)(d)

Deferred taxes .............                                   31,906 (b)     50,934       10,403        61,337
                                                                 (690)(d)
Redeemable preferred stock
  Series B Preferred Stock                                                     1,735                      1,735
  Series C Preferred Stock                                     (1,550)(g)          0                          0
  Series D Preferred Stock                      120,000 (a)                  120,000                    120,000

Stockholders' equity .......       (156)        (15,391)(d)   (26,395)(d)     39,893       72,000       111,893
                                                 (8,000)(a)   (39,895)(b)
                                                              (11,162)(c)
                                                              (23,200)(a)
                                                                4,029 (f)
                                                                 (450)(g)
- ---------------------------  -------------  ------------  ------------  --------------  ---------  --------------
Total liabilities and
 stockholders' equity ......      $(156)       $435,806     $(181,939)      $680,163      $85,189      $765,352
                             =============  ============  ============  ==============  =========  ==============

        NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

(1) SFX Broadcasting, Inc., as adjusted

   Reflects the Company's balance sheet as reported combined with the balance sheet of WTDR-FM and WLYT-FM (the "Charlotte Acquisition") which were acquired by the Company for $25,000,000 in February 1996.

                                               THE COMPANY     CHARLOTTE     THE COMPANY
                                               AS REPORTED    ACQUISITION    AS ADJUSTED
                                             -------------  -------------  -------------
                                                            (IN THOUSANDS)
ASSETS
Current assets .............................    $ 32,505                      $ 32,505
Property and equipment, net ................      16,767        $ 1,545         18,312
Intangible assets, net .....................     129,543         23,465        153,008
Other assets ...............................       8,522                         8,522
                                             -------------  -------------  -------------
 Total assets ..............................    $187,337        $25,010       $212,347
                                             =============  =============  =============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities ........................    $ 11,615        $ 6,260       $ 17,875
Other liabilities ..........................       1,961            250          2,211
Long-term debt .............................      80,000         18,500         98,500
Deferred taxes .............................       7,415                         7,415
Redeemable preferred stock .................       3,285                         3,285
Stockholders' equity .......................      83,061                        83,061
                                             -------------  -------------  -------------
 Total liabilities and stockholders' equity     $187,337        $25,010       $212,347
                                             =============  =============  =============

(2) Liberty Acquisition

   Reflects the acquisition of Liberty for $236,000,000 adjusted for the Washington Dispositions of $25,000,000. No gain or loss will be recognized in connection with the Washington Dispositions.

                                               LIBERTY AS      WASHINGTON     LIBERTY AS
                                                REPORTED      DISPOSITIONS     ADJUSTED
                                             -------------  --------------  -------------
                                                             (IN THOUSANDS)
ASSETS
Current assets .............................    $ 15,608        $              $ 15,608
Property and equipment, net ................      16,128          (1,439)        14,689
Intangible assets, net .....................     133,085         (23,561)       109,524
Other assets ...............................
                                             -------------  --------------  -------------
 Total assets ..............................    $164,821        $(25,000)      $139,821
                                             =============  ==============  =============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities ........................    $  8,817        $ (1,511)      $  7,306
Other liabilities ..........................       1,063              (1)         1,062
Long-term debt .............................      80,946          (1,001)        79,945
Deferred taxes .............................      11,613                         11,613
Stockholders' equity .......................      62,382         (22,487)        39,895
                                             -------------  --------------  -------------
 Total liabilities and stockholders' equity     $164,821        $(25,000)      $139,821
                                             =============  ==============  =============

(3) Prism Acquisition
Reflects the acquisition of Prism for $105,250,000 adjusted for the Louisville Dispositions for $19,500,000. No gain or loss will be recognized on the Louisville Dispositions.

                                                PRISM AS       LOUISVILLE      PRISM AS
                                                REPORTED      DISPOSITIONS     ADJUSTED
                                             -------------  --------------  -------------
                                                             (IN THOUSANDS)
ASSETS
Current assets .............................     $ 8,679        $      --       $ 8,679
Property and equipment, net ................       9,381          (1,475)         7,906
Intangible assets, net .....................      32,886         (18,025)        14,861
                                             -------------  --------------  -------------
 Total assets ..............................     $50,946        $(19,500)       $31,446
                                             =============  ==============  =============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities ........................     $ 6,174                        $ 6,174
Long-term debt .............................      14,110                         14,110
Stockholders' equity .......................      30,662         (19,500)        11,162
                                             -------------  --------------  -------------
 Total liabilities and stockholders' equity      $50,946        $(19,500)       $31,446
                                             =============  ==============  =============

(4) Additional Acquisitions
Reflects the acquisition of radio stations (i) WRDU-FM, WTRG-FM, WMAG-FM, WMFR-AM, WTCK-AM and WHSL-FM from HMW Communications, Inc. (the "Raleigh-Greensboro Acquisitions"), (ii) WROQ-FM from ABS Greenville Centres, L.P. (the "Greenville Acquisition"), and (iii) WSTZ-FM and WZRX-AM from Lewis Broadcasting, Inc., and WJDX-FM (the "Jackson Acquisitions"). The aggregate purchase price is $63,000,000.

                                                RALEIGH-                                    THE ADDITIONAL
                                               GREENSBORO     GREENVILLE       JACKSON       ACQUISITIONS
                                              ACQUISITIONS    ACQUISITION    ACQUISITIONS      COMBINED
                                            --------------  -------------  --------------  --------------
                                                                    (IN THOUSANDS)
ASSETS
Current assets ............................     $ 5,318         $   847         $  364         $ 6,529
Property and equipment, net ...............       8,087             371            418           8,876
Intangible assets, net ....................      21,942           1,709          3,777          27,428
Other assets ..............................                                          5               5
                                            --------------  -------------  --------------  --------------
 Total assets .............................     $35,347         $ 2,927         $4,564         $42,838
                                            ==============  =============  ==============  ==============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities .......................     $ 2,927         $   799         $   67         $ 3,793
Other liabilities .........................                       2,450                          2,450
Long-term debt ............................         170           9,340                          9,510
Deferred taxes ............................         690                                            690
Stockholders' equity ......................      31,560          (9,662)         4,497          26,395
                                            --------------  -------------  --------------  --------------
 Total liabilities and stockholders'
  equity ..................................     $35,347         $ 2,927         $4,564         $42,838
                                            ==============  =============  ==============  ==============

(5) Other Acquisitions and Dispositions
To reflect the disposition of KTCK-AM for $11,500,000 which is net of payment anticipated to be made to the seller of the station to the Company. No adjustment has been made to the pro forma balance sheet for the swap of KRLD-AM and the Texas State Networks in Dallas for KKRW-FM in Houston as it will be recorded at historical cost in thousands. See note 7(g) for the effect of the related redemption of the Company's Series C Redeemable Preferred Stock.

                                                SALE PROCEEDS    KTCK-AM    ADJUSTMENT
                                              ---------------  ---------  ------------
                                                            (IN THOUSANDS)
ASSETS
Current assets ..............................      $11,500       $ 1,239     $10,261
Property and equipment, net .................                      1,241      (1,241)
Intangible assets, net ......................                      9,176      (9,176)
                                              ---------------  ---------  ------------
 Total assets ...............................      $11,500       $11,656     $  (156)
                                              ===============  =========  ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities .........................      $             $           $     0
Long-term liabilities .......................                                      0
Stockholders' equity ........................       11,500        10,826        (156)
                                              ---------------  ---------  ------------
 Total liabilities and stockholders' equity        $11,500       $11,656     $  (156)
                                              ===============  =========  ============

(6) Financing

   (a) To reflect the sale of the Series D Preferred Stock for $120,000,000 and the costs related to its issuance of $8,000,000, a net of $112,000,000.

   (b)      To reflect the $440,000,000 of gross proceeds from the Note
            Offering.

   (c) Represents financing costs related to the New Credit Agreement and the Note Offering, including $2,000,000 payable to SCMC. See "Certain Relationships and Related Transactions."

   (d) To repurchase the Notes for an aggregate price of $107,803,000 which includes their carrying cost of $80,000,000, accrued interest of $2,303,000 and estimated costs related to the Tender Offer of $7,000,000. Also reflects the redemption of $18,500,000 of long-term debt associated with the Charlotte Acquisition. An extraordinary loss aggregating approximately $15,391,000 will be recognized at the time these transactions are consummated consisting of $7,000,000 in costs associated with the Tender Offer and $8,391,000 related to the write-off of deferred financing costs.

(7) Pro Forma Adjustments

   (a) The Company has allocated approximately $19.5 million of the proceeds of the Financing to make payments to Mr. Hicks pursuant to the Hicks Agreement and Mr. Armstrong pursuant to the Armstrong Agreement as follows: (i) $1.8 million in consideration of Mr. Hicks' having agreed to terminate his employment arrangement with the Company upon completion of the MMR Merger,
            (ii) approximately $12.6 million to purchase 68,874 of the shares of Class B Common Stock owned by Mr. Hicks plus his options to purchase 410,000 shares of Class A Common Stock, (iii) $500,000 in connection with the non-competition and non-solicitation agreement from Mr. Hicks and (iv) $4.6 million to Mr. Armstrong in consideration of his waiver of the "Change of Control" provision in his employment agreement and to purchase his options to purchase 200,000 shares of common stock. In addition, the Hicks Agreement, provides that the Company will forgive its loan to him in the approximate amount of $2,250,000 and pay him consulting fees of $750,000 over five years. The Hicks Agreement also provides that the Company will repurchase Mr. Hicks' remaining shares of the Company's common stock at his option at any time prior to the fifth anniversary of the MMR Merger at a price equal to the greater of $40.00 per share or the then current market price.

            In connection with the Hicks Agreement and the Armstrong Agreement, the Company will record a nonrecurring charge to earnings of approximately $20,900,000 in the second quarter of 1996. See "Management -- Employment Agreements" and "Certain Relationships and Related Transactions."

   (b) To reflect the Liberty Acquisition for $236,000,000 net of proceeds to be received from the Washington Dispositions of $25,000,000, the recording of the related excess of the purchase price paid over the net book value of the assets carried on the adjusted balance sheet of $91,160,000 and deferred taxes of $31,906,000 and the adjustments to remove the long-term debt of $79,945,000 which is not being assumed, and the stockholders' equity of $39,895,000 of the Liberty Acquisition.

   (c) To reflect the Prism Acquisition for $105,250,000, net of proceeds to be received from the Louisville Dispositions of $19,500,000, the recording of the related excess of the purchase price paid over the net book value of the assets carried on the balance sheet of $54,304,000 and the adjustments to remove the current liabilities of $6,174,000, long-term debt of $14,110,000 and stockholders' equity of $11,162,000 of Prism.

   (d) To reflect the $63,000,000 aggregate purchase price to be paid for the Additional Acquisitions, the recording of the related excess of the purchase price paid over the net book value of the assets carried on the balance sheets of $20,162,000 and the adjustments to remove current liabilities of $3,793,000, other liabilities of $2,450,000, long-term debt of $9,510,000, deferred taxes of $690,000 and stockholders' equity of $26,395,000 of the Additional Acquisitions.

   (e) To reflect acquisition costs related to the Liberty, the Prism Acquisition and the Additional Acquisitions.

   (f) To reflect the SCMC Termination Agreement under which a warrant to purchase up to 600,000 shares of Class A Common Stock at $33 3/4 per share (fair value of approximately $9,000,000) will be granted to SCMC and a $2,000,000 loan plus accrued interest of $171,000 made by the Company to SCMC will be forgiven. The total value of the warrant and loan foregiveness of $11,171,000 offset by the fair value of the recurring fees to be received from Triathlon of $6,200,000 will be charged to earnings in the second quarter. The net effect of these transactions on stockholders' equity is an increase of $4,029,000.

   (g) In connection with the Dallas Disposition, the Company will redeem its Series C Redeemable Preferred Stock for $2.0 million, which will result in a corresponding charge of $450,000 to the gain or loss on the Dallas Disposition.

(8) MMR Merger.

                                                    MULTI-MARKET RADIO, INC.
                           ------------------------------------------------------------------------
                                AS            MMR         MMR HARTFORD     PRO FORMA
                             REPORTED   DISPOSITIONS(A)  ACQUISITION(B)   ADJUSTMENTS    AS ADJUSTED
                           ----------  ---------------  --------------  --------------  -----------
                                                         (IN THOUSANDS)
ASSETS
Current assets ...........   $ 5,920        $ 9,732         $ 1,030        $ (13,600)(b)  $(51,468)
                                                                             (51,882)(c)
                                                                              (2,668)(d)
Property & equipment, net      4,761         (1,402)            359                          3,718
Intangible assets, net  ..    55,746         (9,654)          4,148           61,530 (e)   132,901
                                                             12,463            6,000 (c)
                                                                               2,668 (d)
Other assets .............        38                                                            38
                           ----------  ---------------  --------------  --------------  -----------
 Total assets ............   $66,465        $(1,324)        $18,000        $   2,048      $ 85,189
                           ==========  ===============  ==============  ==============  ===========
LIABILITIES AND
 STOCKHOLDERS' EQUITY
Current liabilities  .....   $ 2,765        $   (79)                                      $  2,686
Other liabilities ........       100                                                           100
Long-term debt ...........    41,482                        $ 4,400        $ (51,882)(c)         0
                                                                               6,000 (c)

Deferred taxes ...........     7,303                                           3,100 (e)    10,403

Stockholders' equity  ....    14,815         (1,245)         13,600          (13,600)(b)    72,000
                                                                              58,430 (e)
                           ----------  ---------------  --------------  --------------  -----------
 Total liabilities and
  stockholders' equity  ..   $66,465        $(1,324)        $18,000        $   2,048      $ 85,189
                           ==========  ===============  ==============  ==============  ===========

   (a) Represents the sale of WRSF-FM which occurred on April 10, 1996 for $950,000 and the pending sales of KOLL-FM for $4,000,000 and WRXR-FM and WKBG-FM for $5,000,000. In the aggregate, a loss of approximately $1,245,000 will be recognized upon the sales, principally relating to WRXR-FM and WKBG-FM.

   (b) To reflect the pending MMR Hartford Acquisition for $18,000,000, including the corresponding excess of purchase price paid, $12,463,000 over the net book value of assets acquired. It is assumed that $13,600,000 of the purchase price to be paid in the MMR Hartford Acquisition will be financed with the proceeds to be received by MMR upon exercise of the outstanding MMR Class A Warrants.

   (c) Repayment of $41,482,000 of existing MMR indebtedness plus indebtedness to be incurred to finance the MMR Hartford Acquisition of $4,400,000 and approximately $6,000,000 related to prepayment premiums which will increase the purchase price of MMR.

   (d) Includes acquisition costs associated with the MMR Merger of $1,668,000 and the $1,000,000 purchase price of the MMR Myrtle Beach Acquisition.

   (e) To reflect the MMR Merger, assuming the Company's stock price is between $33.00 per share and $40.00 per share, at an estimated purchase price of $72,000,000 including the excess of the purchase price paid over the net book value of the assets acquired, including deferred taxes, of $61,530,000.

                            SFX BROADCASTING, INC.
        UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                         YEAR ENDED DECEMBER 31, 1995
                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                          LIBERTY        PRISM
                                                        ACQUISITION   ACQUISITION
                                             SFX         INCLUDING     INCLUDING
                                        BROADCASTING,   WASHINGTON     LOUISVILLE    ADDITIONAL
                                            INC.     DISPOSITIONS(1) DISPOSITION(2) ACQUISITIONS(3)
                                       -------------  -------------  ------------  -------------
Net revenues .........................     $76,830        $48,032       $26,959        $18,463

Station operating expenses ...........      51,039         30,660        22,411         15,570

Depreciation & amortization ..........       9,137          9,052         2,232          2,947

Corporate expenses ...................       3,797          4,653         1,827            265

Other ................................       5,000
                                       -------------  -------------  ------------  -------------
Operating income .....................       7,857          3,667           489           (319)

Interest expense .....................      12,903          7,275         1,565            948

Other expense (income) ...............        (650)                                       (201)

Income tax expense ...................                     (2,725)                         562
                                       -------------  -------------  ------------  -------------
Net income (loss) ....................      (4,396)          (883)       (1,076)        (1,628)

Preferred stock dividend requirement           291
                                       -------------  -------------  ------------  -------------

Net loss applicable to common shares       $(4,687)       $  (883)      $(1,076)       $(1,628)
                                       =============  =============  ============  =============
Net loss per common share ............     $ (0.71)
                                       =============
Average common shares outstanding  ...       6,596





                    (RESTUBBED TABLE CONTINUED FROM ABOVE)

                                                                     PRO FORMA FOR
                                                                       THE RECENT
                                                                      ACQUISITIONS
                                                                        AND THE
                                            OTHER      FINANCING &    TRANSACTIONS             PRO FORMA FOR THE
                                        ACQUISITIONS/   PRO FORMA    OTHER THAN THE    MMR    RECENT ACQUISITIONS
                                      DISPOSITIONS(4) ADJUSTMENTS(5)   MMR MERGER  MERGER(6)  AND THE TRANSACTIONS
                                       -------------  ------------  --------------  -------  --------------------
Net revenues .........................    $(10,021)      $  3,155 (a)   $163,418     $22,966        $186,384

Station operating expenses ...........      (9,918)        (4,938)(b)    106,790      12,892         119,682
                                                            1,966 (a)
Depreciation & amortization ..........      (2,105)         2,279 (c)     26,862       4,035          30,897
                                                           (1,643)(c)
                                                            1,358 (c)
                                                              504 (c)
                                                              798 (d)
                                                              208 (e)
                                                              620 (f)
                                                            1,475 (a)
Corporate expenses ...................                      2,196 (g)      6,060         240           6,300
                                                           (6,745)(g)
                                                               67 (a)
Other ................................      (5,000)                                      281             281
                                       -------------  ------------  --------------  -------  --------------------
Operating income .....................       7,002          5,010         23,706       5,518          29,224

Interest expense .....................      (1,841)        45,100 (h)     46,900                      46,900
                                                          (20,850)(h)
                                                            1,800 (h)

Other expense (income) ...............        (323)                       (1,174)                     (1,174)

Income tax expense ...................                      2,163 (i)          0                           0
                                       -------------  ------------  --------------  -------  --------------------
Net income (loss) ....................       9,166        (23,203)       (22,020)      5,518         (16,502)

Preferred stock dividend requirement                        7,800 (j)      8,091                       8,091
                                       -------------  ------------  --------------  -------  --------------------

Net loss applicable to common shares      $  9,166       $(31,003)      $(30,111)    $ 5,518        $(24,593)
                                       =============  ============  ==============  =======  ====================
Net loss per common share ............                                  $  (4.04)                   $  (2.60)
                                                                    ==============           ====================
Average common shares outstanding  ...                                     7,458                       9,459

               NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
                           STATEMENT OF OPERATIONS

(1) Liberty Acquisition
Reflects the net effect of the historical operations of the Liberty Stations adjusted for the Washington Dispositions.

                              LIBERTY AS    WASHINGTON    LIBERTY AS
                               REPORTED    DISPOSITIONS    ADJUSTED
                             ----------  --------------  ----------
                                          (IN THOUSANDS)

Net revenues ...............   $51,407       $(3,375)      $48,032
Station operating expenses      34,725        (4,065)       30,660
Depreciation & amortization     10,429        (1,377)        9,052
Corporate expenses .........     4,653                       4,653
                             ----------  --------------  ----------
Operating income (loss)  ...     1,600         2,067         3,667
Interest expense, net  .....     7,373           (98)        7,275
Income tax expense .........    (2,725)                     (2,725)
                             ----------  --------------  ----------
Net income (loss) ..........   $(3,048)      $ 2,165       $  (883)
                             ==========  ==============  ==========

(2) Prism Acquisition
Reflects the net effect of the historical operations of the Prism Acquisition adjusted for the Louisville Dispositions.

                                 PRISM AS     LOUISVILLE     PRISM AS
                                 REPORTED    DISPOSITIONS    ADJUSTED
                               ----------  --------------  ----------
                                            (IN THOUSANDS)
Net revenues .................   $32,572       $(5,613)      $26,959
Station operation expenses  ..    26,979        (4,568)       22,411
Depreciation and amortization      2,946          (714)        2,232
Corporate expenses ...........     1,827                       1,827
                               ----------  --------------  ----------
Operating income/(loss)  .....       820          (331)          489
Interest expense .............     1,565                       1,565
                               ----------  --------------  ----------
Net loss .....................   $  (745)      $  (331)      $(1,076)
                               ==========  ==============  ==========

(3) Additional Acquisitions
Reflects the net effect of the combined historical operations of the Raleigh-Greensboro Acquisitions, the Greenville Acquisition and the Jackson Acquisitions.

                                 RALEIGH-                                      ADDITIONAL
                                GREENSBORO     GREENVILLE       JACKSON       ACQUISITIONS
                               ACQUISITIONS    ACQUISITION    ACQUISITIONS      COMBINED
                             --------------  -------------  --------------  --------------
                                                     (IN THOUSANDS)
Net revenues ...............     $12,688         $4,074          $1,701         $18,463
Station operating expenses        10,982          3,238           1,350          15,570
Depreciation & amortization        2,325            514             108           2,947
Corporate expenses .........                        195              70             265
                             --------------  -------------  --------------  --------------
Operating income (loss)  ...        (619)           127             173            (319)
Interest expense, net  .....         156            792                             948
Other expense (income)  ....        (203)             2                            (201)
Income tax expense .........         562                                            562
                             --------------  -------------  --------------  --------------
Net income (loss) ..........     $(1,134)        $ (667)         $  173         $(1,628)
                             ==============  =============  ==============  ==============

(4) Other Acquisitions/Dispositions
To reflect the exchange of the Company's Dallas properties (KRLD-AM and Texas State Networks) for KKRW-FM in the Houston Exchange, and the sale of KTCK-AM in the Dallas Disposition.

                                            DISPOSITIONS             ACQUISITION       NET
                                ----------------------------------  -------------  -----------
                                  KRLD-AM       TSN       KTCK-AM       KKRW-FM
                                ----------  ----------  ----------  -------------
                                           (IN THOUSANDS)
Net revenues ..................   $(9,792)    $(3,196)    $(4,096)      $7,063       $(10,021)
Station operating expenses  ...    (8,881)     (2,261)     (3,714)       4,938         (9,918)
Depreciation and amortization      (1,350)       (725)       (124)          94         (2,105)
Write-down of broadcast rights     (5,000)                                             (5,000)
                                ----------  ----------  ----------  -------------  -----------
Operating income (loss)  ......     5,439        (210)       (258)       2,031          7,002
Interest expense ..............    (1,433)       (403)         (5)                     (1,841)
Other income ..................                              (323)                       (323)
                                ----------  ----------  ----------  -------------  -----------
Net loss ......................   $ 6,872     $   193     $    70       $2,031       $  9,166
                                ==========  ==========  ==========  =============  ===========

(5) Financing and Pro Forma Adjustments

       (a) Reflects the results of radio stations (located in San Diego, Charlotte and Dallas) acquired in the Recent Acquisitions and the recurring fees of $1,000,000 to be received from Triathlon.

       (b) Reflects anticipated cost savings expected to be realized following the Liberty Acquisition, the Prism Acquisition and the Additional Acquisitions, consisting principally of the elimination of certain duplicative technical, sales and general and administrative functions due to operating a cluster of stations in each of its principal markets, a reduction of employee benefit costs and commission rates and the elimination of programming personnel due to automation and simulcasting. For a discussion of these expected cost savings, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

       (c) Reflects increased amortization of intangible assets resulting from the purchase price allocation: Liberty ($2,279,000); Prism ($1,358,000); Additional Acquisitions ($504,000) and an adjustment to decrease the amortization of intangible assets resulting from changes in the amortization period at Liberty ($1,643,000).

       (d) Reflects $798,000 in amortization of goodwill arising from the deferred tax recorded in connection with the Liberty Acquisition.

       (e) Amortization of $208,000 for acquisition costs associated with the Acquisitions.

       (f) To reflect $620,000 in amortization relating to the present value of the Triathlon consulting fees assigned to the Company under its agreement with SCMC.

       (g) To record incremental corporate overhead charges of $2,196,000, relating to increases in personnel, professional fees and administrative expenses associated with the increased size of the Company due to the Acquisitions and the elimination of $6,745,000 of the corporate overhead of the sellers.

       (h) To reflect interest expense of $45,100,000 related to the $440,000,000 Note Offering at 10.25%, amortization of deferred financing costs of $1,800,000, and the elimination of existing interest expense of $20,850,000 related to the Company and the sellers.

       (i) Elimination of $2,163,000 in tax benefits associated with the sellers.

       (j) To record the Series D Preferred Stock dividend at a rate of 6.5%.

(6) MMR Merger
Reflects the net effect of the historical operations of MMR as adjusted for acquisitions and dispositions.

                                                              MULTI-MARKET RADIO, INC.
                              ----------------------------------------------------------------------------------------
                                                                   (IN THOUSANDS)
                                                                           SOUTHERN
                                                                             STARR
                                                                          ----------
                                                MMR
                                  AS       DISPOSITIONS    MMR HARTFORD                 PRO FORMA        PRO FORMA AS
                               REPORTED         (A)         ACQUISITION   1ST Q 1995   ADJUSTMENTS         ADJUSTED
                              ----------  --------------  --------------  ----------  -------------     -------------
Net revenues  ...............   $18,288       $(2,422)        $4,408        $2,692                          $22,966
Station operating expenses  .    11,026        (2,247)         3,276         1,863         $(1,026)(b)       12,892
Depreciation & amortization       1,750          (304)           538           327           1,538 (c)        4,035
                                                                                               186 (d)
Corporate expenses  .........     1,666                                                        240 (e)          240
                                                                                            (1,666)(e)
Non-cash compensation charge        281                                                                         281
                              ----------  --------------  --------------  ----------  -------------     -------------
Operating income (loss)  ....     3,565           129            594           502             728            5,518
Interest expense, net  ......     4,966                                                     (4,966)(f)            0
Other expense (income)  .....       (11)                                                        11 (f)            0
Income tax expense  .........       (59)                                                        59 (f)            0
                              ----------  --------------  --------------  ----------  -------------     -------------
Income (loss) before
 extraordinary item  ........   $(1,331)      $   129         $  594        $  502     $     5,624          $ 5,518
                              ==========  ==============  ==============  ==========  =============     =============

       (a) Reflects the elimination of the operations of stations, WRSF-FM sold on April 10, 1996 and the pending sales of KOLL-FM and WRXR-FM and WKBG-FM.

       (b) Reflects cost savings of $1,026,000 anticipated with the MMR Hartford Acquisition, consisting principally of the elimination of certain duplicative technical sales and general and administrative functions due to operating a cluster of stations in the Company's markets and the elimination of programming personnel due to automation and simulcasting. For a discussion of these cost savings see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

       (c) Reflects $1,538,000 in amortization of intangible assets recorded in connection with the MMR Merger.

       (d) Amortization of $186,000 for acquisition costs associated with the MMR Merger.

       (e) To record incremental corporate overhead charges of $240,000 associated with the MMR Merger and to eliminate MMR's existing corporate overhead of $1,666,000.

       (f) Elimination of nonrecurring income of $11,000, interest of $4,966,000 and tax benefits of $59,000.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Consolidated Financial Statements and related notes thereto included elsewhere in this Offer to Purchase. This Offer to Purchase contains certain forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors," "Business" and elsewhere in this Offer to Purchase, including, without limitation, risks and uncertainties relating to leverage, the need for additional funds, consummation of the Acquisitions or the Dispositions, integration of the Acquisitions, the management of growth, the popularity of radio as a broadcasting and advertising medium and changing consumer tastes.

CERTAIN EFFECTS OF THE ACQUISITIONS AND THE DISPOSITIONS

   The Company currently owns and operates, provides programming to or sells advertising on behalf of 22 radio stations located in eight markets. Following completion of the Acquisitions and the Dispositions, the Company will own and operate, provide programming to or sell advertising on behalf of 69 radio stations (53 FM and 16 AM) located in 23 markets. The Company intends to finance the Acquisitions from the proceeds of the Financing and the Dispositions.

   Certain Cost Savings. Management believes that such transactions will strengthen the Company in certain of its existing markets and will allow the Company to dispose of certain of its operations. The Company expects that operating a cluster of stations in each of its principal markets will result in certain cost savings, which are expected to be realized through the elimination of duplicative technical, sales and general and administrative expenses, reduction of employee benefits costs and commission rates and from the elimination of certain programming personnel, which will be offset to a certain extent by increased corporate overhead charges to be incurred as a result of the increased size of the Company.

   The Company believes that had such station operating cost saving strategies been implemented as of January 1, 1995, such savings would have approximated $5.9 million, in the aggregate during the fiscal year ended December 31, 1995. The Company believes that it would have achieved cost savings of approximately $4.9 million related to the stations acquired pursuant to the Acquisitions (except for the MMR Merger), consisting of (i) consolidation savings of approximately $0.2 million related to the elimination of duplicative facilities and a reduction of sales commission rates in the Company's Recent Acquisitions, including San Diego, California, Greenville, South Carolina, Jackson, Mississippi, Raleigh, North Carolina and Houston, Texas, (ii) savings of $3.4 million related to the elimination of duplicative sales, programming and general and administrative personnel at certain of the stations to be acquired in the Prism Acquisition, the Liberty Acquisition and the Additional Acquisitions due to operating clusters of stations in certain of the Company's markets, (iii) medical insurance cost savings of $0.6 million, (iv) reductions in national representative commissions of $0.2 million, (v) the elimination of $0.2 million of non-recurring start-up costs related to duopolies created by the Prism Acquisition, and (vi) the elimination of $0.3 million of non-recurring start-up costs related to duopolies created by the Liberty Acquisition.

   The Company expects to realize additional cost savings of approximately $1.0 million related to the MMR Hartford Acquisition, including the elimination of duplicative personnel (including a general manager, program manager, general sales manager and certain on-air personalities) aggregating $0.9 million, and the elimination of redundant facilities aggregating, upon consummation of the MMR Merger, $0.1 million.

   As a result of the increased size of the Company resulting from the consummation of the Acquisitions, pro forma corporate overhead expenses are projected to increase by $2.4 million, consisting primarily of (i) additional financial, legal and administrative personnel, (ii) the addition of a full-time corporate engineer and (iii) additional public relation costs. Additionally, following the consummation of the Acquisitions, the Company intends to operate its stations among five regions, each to be under the direction of a regional manager. The Company expects that such managers will be selected from persons currently employed by it and that such managers will be motivated through incentive compensation, to be awarded based upon the performance of the stations within their respective region.

   Certain Charges. In April 1996, the Company and SCMC entered into the SCMC Termination Agreement pursuant to which the consulting arrangement between such parties was terminated in consideration for the assignment by SCMC to the Company of the right to receive certain consulting fees payable by MMR and Triathlon, the agreement to cancel $2.0 million of indebtedness plus accrued interest thereon owing from SCMC to the Company upon completion of the MMR Merger and the issuance of warrants to SCMC to purchase up to 600,000 shares of Class A Common Stock at an exercise price of $33 3/4 per share. In connection with such agreement, the Company will recognize a non-recurring non-cash charge to earnings of approximately $5.0 million during the three-month period ended June 30, 1996, based upon the value of the warrant ($9.0 million) and the foregiveness of debt ($2.2 million) offset by the fair value of recurring consulting fees ($6.2 million) that will become payable by Triathlon to the Company. See "Unaudited Pro Forma Condensed Combined Financial Statements."

   The Company has allocated approximately $14.9 million and $4.6 million of the proceeds of the Financing to make payments to R. Steven Hicks, the current President and Chief Executive Officer of the Company, pursuant to the Hicks Agreement, and D. Geoffrey Armstrong, Executive Vice President and Chief Financial Officer of the Company, pursuant to the Armstrong Agreement respectively. See "Management -- Employment Agreements." In addition, the Hicks Agreement provides for a five-year consulting arrangement with Mr. Hicks at an annual consulting fee of $150,000 and for the repurchase of certain securities owned by Mr. Hicks for a purchase price of not less than $40.00 per share. The Company will recognize a non-recurring charge to earnings of approximately $20.9 million during the second quarter of 1996 as a result of the implementation of the Hicks and Armstrong Agreements. See "Unaudited Pro Forma Condensed Combined Financial Statements."

   In connection with financing the Acquisitions, the Company will use approximately $21.5 million of the proceeds of the Financing to repay all amounts owing under the Company's Old Credit Agreement. The Company will recognize an extraordinary loss if all of the Notes are tendered in the Tender Offer, of approximately $15.4 million relating to the write-off of deferred financing costs of the Old Credit Agreement and the costs of the Tender Offer during the quarterly period in which such payments are made.

   The Company expects that the Acquisitions will be accounted for using the purchase method of accounting and that the intangible assets created in the purchase transactions will be amortized against future earnings of the combined companies, that such amounts will be substantial and that they will continue to affect the Company's operating results in the future. These expenses, however, do not result in an outflow of cash by the Company and do not impact the Company's Broadcast Cash Flow.

GENERAL

   The following analysis of the financial condition and results of operations of the Company should be read in conjunction with the Company's consolidated financial statements and notes thereto included elsewhere in this Offer to Purchase.

   The performance of a radio station group, such as the Company, is customarily measured by its ability to generate Broadcast Cash Flow. Broadcast Cash Flow is defined as net revenues less station operating expenses. Although Broadcast Cash Flow is not a measure of performance calculated in accordance with GAAP, the Company believes that Broadcast Cash Flow is accepted by the broadcasting industry as a generally recognized measure of performance and is used by analysts who report publicly on the performance of broadcasting companies. Nevertheless, this measure should not be considered in isolation or as a substitute for operating income, net income, net cash provided by operating activities or any other measure for determining the Company's operating performance or liquidity which is calculated in accordance with GAAP.

   The primary source of the Company's revenues is the sale of advertising time on its radio stations. The Company's most significant station operating expenses are employee salaries and commissions, programming expenses and advertising and promotional expenditures. The Company strives to control these expenses by working closely with local station management.

   The Company's revenues are primarily affected by the advertising rates its radio stations charge. The Company's advertising rates are in large part based on a station's ability to attract audiences in the demographic groups targeted by its advertisers, as measured principally by Arbitron on a quarterly basis. Because audience ratings in local markets are crucial to a station's financial success, the Company endeavors to develop strong listener loyalty. The Company believes that the diversification of formats on its stations helps to insulate it from the effects of changes in the musical tastes of the public in any particular format.

   The number of advertisements that can be broadcast without jeopardizing listening levels (and the resulting ratings) is limited in part by the format of a particular station. The Company's stations strive to maximize revenue by constantly managing the number of commercials available for sale and adjusting prices based upon local market conditions. In the broadcasting industry, radio stations often utilize trade (or barter) agreements which exchange advertising time for goods or services (such as travel or lodging), instead of for cash. The Company seeks to minimize its use of trade agreements.

   The Company's advertising contracts are generally short-term. The Company generates most of its revenue from local advertising, which is sold primarily by a station's sales staff. In fiscal 1995 and the three months ended March 31, 1996, approximately 78% and 77%, respectively, of the Company's revenues were from local advertising. To generate national advertising sales, the Company engages independent advertising sales representatives that specialize in national sales for each of its stations.

   The Company's revenues vary throughout the year. As is typical in the radio broadcasting industry, the Company's first calendar quarter generally produces the lowest revenues for the year, and the fourth calendar quarter generally produces the highest revenues for the year. The Company's operating results in any period may be affected by the incurrence of advertising and promotion expenses that do not necessarily produce commensurate revenues until the impact of the advertising and promotion is realized in future periods.

RESULTS OF OPERATIONS

   The Company's consolidated financial statements tend not to be directly comparable from period to period due to the Company's acquisition activity. The Company's acquisitions are generally accounted for using the purchase method of accounting, except for the acquisition of Capstar Communications, Inc. ("Capstar") in October 1993, which has been reflected as a transaction among entities under common control (similar to a pooling of interests), and the historical results of operations for the year ended December 31, 1993 ("fiscal 1993") have been restated to include the historical results of operations of Capstar.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

   The Company's net revenues increased to $76.8 million in fiscal 1995 from $55.6 million during the year ended December 31, 1994 ("fiscal 1994"), an increase of 38.1%. Such increase was due to increased revenues at the Houston, Nashville, Greenville, and Jackson properties and the inclusion of revenues for KYXY-FM, San Diego, California ($7.2 million), KTCK-AM, Dallas, Texas ($4.1 million) and WTDR-FM and WLYT-FM, both operating in Charlotte, North Carolina ($5.4 million), during the portion of fiscal 1995 that the Company owned and/or operated such stations. The revenue increase was partially offset by a slight decline in revenue in the Dallas market due to a lessening of advertiser interest in major league baseball, and in San Diego due to the January 1995 reformatting of KMKX-FM. The increase in net revenues from existing operations was related to strong radio advertising growth averaging approximately 8% in the Company's markets, combined with improved inventory management, ratings and other factors generally affecting sales and rates.

   Station operating expenses increased to $51.0 million in fiscal 1995 from $34.0 million in fiscal 1994, an increase of 50.0%, primarily due to the inclusion of expenses related to the operations of KYXY-FM ($4.7 million), KTCK-AM ($3.7 million), and WTDR-FM and WLYT-FM ($3.5 million), during the portion of fiscal 1995 that the Company owned and/or operated the stations, and increased marketing costs in Charlotte, San Diego and Greenville. Management believes that the increased investment in marketing during fiscal 1995 has resulted in an improved selling position for such stations. On a same station basis, assuming that all of the stations owned and/or operated by the Company in fiscal 1995 had been owned for all periods reported, including certain cost savings implemented during fiscal 1995 station operating expenses would have increased by 15.5% in fiscal 1995 as compared to fiscal 1994 and station operating expenses as a percentage of net revenue would have remained constant in fiscal 1995 as compared to fiscal 1994.

   Depreciation, amortization and duopoly integration costs increased to $9.1 million during fiscal 1995 from $5.9 million during fiscal 1994, an increase of 54.2%, due to the inclusion of depreciation and amortization costs related to the Nashville, San Diego and Dallas acquisitions and due to costs of $1.4 million incurred related to the integration of the San Diego Stations and the reformatting of its duopoly partner, KMKX-FM.

   Corporate, general and administrative expenses increased to $3.8 million during fiscal 1995 from $3.0 million during fiscal 1994, an increase of 26.7%. Such expenses as a percentage of net revenues were 5% for both fiscal 1995 and fiscal 1994. Included in corporate, general and administrative expenses is rent expense for the New York office which increased $155,000 from 1994, as a result of the lease agreement between the Company and SCMC entered into in May 1994. Costs in excess of the lease related to the maintenance of such office increased by $152,000 in 1995 to $330,000. Additionally salaries, bonuses and deferred compensation for the Company's executive officers increased by $538,000 in fiscal 1995 as compared to fiscal 1994.

   Operating income decreased to $7.9 million during fiscal 1995 from $12.8 million during fiscal 1994, a decrease of 38.3%. This decrease was primarily due to a $5.0 million pre-tax charge related to the estimated losses on the Texas Rangers baseball broadcast rights. On April 11, 1996, in order to facilitate the Houston Exchange, the Company and the Texas Rangers amended the Radio Broadcast Rights Agreement. The amended terms provide for termination of the agreement no later than November 30, 1996.

   Interest expense, net of investment income (loss), increased to $12.3 million during fiscal 1995 from $9.5 million during fiscal 1994, an increase of 29.5%, primarily due to the inclusion of $2.8 million for LMA payments in Charlotte and Dallas, representing financing payments to the then-owners of such stations. These payments will terminate upon acquisition of the stations but may be replaced by interest on debt that may be incurred as a result of the Acquisitions. In addition, indebtedness incurred in connection with the San Diego Acquisition contributed to the increase. These borrowings were repaid in July 1995 with the proceeds of the 1995 stock offering. During fiscal 1995, the Company recorded investment income of $650,000 related to interest earned on the excess proceeds from the Company's public offering in June 1995, compared to net investment losses of $121,000 during fiscal 1994.

   The Company recorded no income tax expense for fiscal 1995 due to a net loss for the year, compared to income tax expense of $1.5 million for fiscal 1994. The Company has considered prudent and feasible tax planning strategies in assessing the need for a valuation allowance and has assumed $650,000 of benefit attributable to such strategies. In the event the Company were to determine in the future that such strategies would not be implemented, an adjustment to the deferred tax liability would be charged to income in the period such determination was made.

   The Company's net loss was $4.4 million in fiscal 1995 compared to net income of $1.8 million for fiscal 1994, due to the factors discussed above.

   Broadcast Cash Flow increased to $25.8 million for fiscal 1995 from $21.6 million for fiscal 1994, an increase of 19.4%. Such increase was due to increased Broadcast Cash Flow at all of the Company's properties owned during fiscal 1995 except Dallas, Greenville and San Diego, and the inclusion during fiscal 1995 of the results of operations of KYXY-FM, KTCK-AM, WTDR-FM and WLYT-FM for the portion of the year that the Company owned and/or operated such stations. Management believes that the increased investment in marketing at the Dallas, Greenville and San Diego properties has resulted in improved selling positions at these properties although Broadcast Cash Flow was adversely impacted.

YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

   The changes described below are primarily attributable to improved operating results in all of the Company's markets owned during fiscal 1994 and the acquisitions described above under "-- Year Ended December 31, 1995 Compared to Year Ended December 31, 1994."

   The Company's net revenues increased to $55.6 million in fiscal 1994 from $34.2 million during the year ended December 31, 1993 ("fiscal 1993"), an increase of 62.6%. Such increase was due to increased revenues at the Houston, Nashville, San Diego, Greenville, and Jackson markets and revenue from the acquisitions described above. The increase in net revenues from existing operations was related to strong radio advertising growth averaging approximately 12% in the Company's markets, combined with improved inventory management, ratings and other factors generally affecting sales and rates at the Company's stations. On a same station basis, assuming that all of the stations owned and/or operated by the Company in fiscal 1994 had been owned and/or operated from the beginning of fiscal 1993, net revenues would have increased by 17.5%, over fiscal 1993.

   Station operating expenses increased to $34.0 million in fiscal 1994 from $21.6 million in fiscal 1993, an increase of 57.4%, primarily due to the inclusion of expenses related to the acquisitions described above. However, station operating expenses decreased 1.9% as a percentage of net revenues during fiscal 1994 as compared to fiscal 1993, due to improved cost controls and consolidation savings in all of the Company's markets. On a same station basis, assuming that all of the stations owned and/or operated by the Company in fiscal 1994 had been owned and/or operated from the beginning of fiscal 1993, station operating expenses would have increased 5.6% for fiscal 1994 as compared to fiscal 1993 but would have decreased 6.7% as a percentage of net revenues as compared to fiscal 1993.

   Depreciation and amortization increased to $5.9 million in fiscal 1994 from $4.5 million in fiscal 1993, an increase of 31.1%, primarily due to the acquisitions described above.

   Corporate, general and administrative expenses, excluding non-recurring charges, increased to $3.0 million in fiscal 1994 from $1.8 million in fiscal 1993, an increase of 66.7%. Such increase was due to the following factors:
(i) salary expense increased by $277,000 from fiscal 1993 primarily due to the increased salaries of certain executive personnel and the salaries for certain additional employees hired in late 1993 and 1994; (ii) rental expense for the Company's New York, New York office increased by $98,000 from fiscal 1993 due to the new lease agreement the Company entered into in May 1994; and
(iii) legal and accounting fees increased by $178,000 from fiscal 1993 as a result of the reporting requirements the Company became subject to following its initial public offering in September 1993. The Company recorded non-recurring charges of approximately $14.0 million in fiscal 1993, substantially all of which were non-cash and which related to the valuation of founders' stock issued in conjunction with the Company's initial public offering in September 1993. Approximately $13.5 million of such charge had no effect on the Company's total stockholders' equity.

   Operating income was $12.8 million in fiscal 1994, as compared to a loss of $7.6 million in fiscal 1993, due to the factors discussed above. Excluding non-recurring charges, operating income increased 100% from $6.4 million in fiscal 1993.

   Interest expense, net of investment income (loss), increased to $9.5 million in fiscal 1994 from $7.3 million in fiscal 1993, due to interest expense related to Command Communications, Inc. ("Command"), a predecessor of the Company, being included in the Company's operations for only the last six months of the fiscal 1993. During fiscal 1994, the Company recorded $974,000 of mutual fund losses, net of investment income of $853,000 in fiscal 1994.

   Income tax expense increased to $1.5 million in fiscal 1994, from $1.0 million in fiscal 1993, an increase of 50.0%. The increase in income tax expense resulted from increased income during fiscal 1994, partially offset by the nondeductible charge related to the founders' stock in fiscal 1993.

   Based on the foregoing, net income before extraordinary items and the cumulative effect of accounting changes was $1.8 million in fiscal 1994, compared to a loss of $15.9 million in fiscal 1993.

   The Company recorded an extraordinary loss on the early retirement of debt of approximately $1.7 million in fiscal 1993. The Company's results of operations for fiscal 1993 also include a charge to reflect the cumulative effect of the adoption of FAS 109 of $182,000. No such charges were incurred in 1994.

   As a result, net income in fiscal 1994 was $1.8 million as compared to a net loss of $17.8 million in fiscal 1993.

   Broadcast Cash Flow increased to $21.6 million in fiscal 1994 from $12.7 million in fiscal 1993, an increase of 70.1%. The increase was a result of growth in Broadcast Cash Flow at all of the Company's properties and the acquisitions described above. On a same station basis, assuming that all of the stations owned and/or operated by the Company during fiscal 1994 had been owned since the beginning of fiscal 1993, Broadcast Cash Flow would have increased by 41.2% to $21.6 million in fiscal 1994 from $15.3 million in fiscal 1993.

LIQUIDITY AND CAPITAL RESOURCES

   The Company's principal need for funds has historically been to fund the acquisition of radio stations, and to a lesser extent, capital expenditures and the redemption of outstanding securities. The Company's principal sources of funds for these requirements have historically been the proceeds from the public offerings of equity and debt securities, borrowings under credit agreements and, to a significantly lesser extent, cash flows from operations.

   Statements of Cash Flows. Net cash flows from operating activities were $499,000 for fiscal 1995, as compared to $1.2 million and $76,000 for fiscal 1994 and fiscal 1993, respectively. The decrease in fiscal 1995 from fiscal 1994 was primarily due to an increased investment in working capital at the stations acquired in 1995, and the increase in fiscal 1994 from fiscal 1993 was primarily due to the Company's improved operating results, partially offset by an increased investment in working capital in fiscal 1994.

   Net cash flows used in investing activities were $25.7 million, $6.2 million and $56.6 million for fiscal 1995, fiscal 1994 and fiscal 1993, respectively. The increase in cash used in fiscal 1995 compared to fiscal 1994 is primarily attributable to the acquisitions of KTCK-AM, Dallas, Texas, in September 1995, the purchase price of which included $8.6 million in cash, and of KYXY-FM, San Diego, California, and a related office building in April 1995, for a purchase price of $17.4 million, partially offset by proceeds of $7.9 million from the sale of short-term investments. Net cash flows used in investing activities in fiscal 1994 were primarily attributable to the purchase of WRVW-FM, Nashville, Tennessee, and the purchase of property and equipment. In fiscal 1993, the purchase of Command and WMYI-FM, Greenville-Spartanburg, South Carolina, the investment of certain of the proceeds from the Company's initial public offering and the issuance of the Notes accounted for a majority of the cash used in investing activities.

   Net cash provided by financing activities was $33.9 million and $66.1 million in fiscal 1995 and fiscal 1993, respectively. Net cash used in financing activities was $2.1 million in fiscal 1994. In fiscal 1995, the increase in net cash provided by financing activities was primarily due to the Company's public offering in June 1995. In fiscal 1994, net cash used in financing activities primarily related to the redemption of shares of preferred stock by the Company for $1.8 million. In fiscal 1993, net cash provided by financing activities primarily related to the proceeds from the Company's initial public offering and the issuance of the Notes and the net proceeds from debt agreements, partially offset by the redemption of shares of preferred stock for $4.2 million.

   Historical Acquisitions and Dispositions. During fiscal 1993, the Company acquired WMYI-FM, Greenville-Spartanburg, South Carolina, and Command, which owned and operated radio stations KRLD-AM, Dallas, Texas, the Texas State Networks, KMKX-FM, San Diego, California, and KODA- FM, Houston, Texas, for an aggregate purchase price of $46.2 million. The sources of funds for these acquisitions were from the proceeds of the Company's initial public offering in September 1993 and the concurrent offering of the Notes.

   During fiscal 1994, the Company acquired radio station WRVW-FM, Nashville, Tennessee, for an aggregate purchase price of $4.6 million. The primary source of funds for this acquisition was available cash provided from operations.

   During fiscal 1995, the Company acquired radio stations KMKX-FM, San Diego, California, and KTCK-AM, Dallas, Texas, for an aggregate purchase price of $26.0 million. The primary sources of funds for these acquisitions were net proceeds from the Company's public offering in June 1995, borrowings under the Old Credit Agreement and the issuance of $2.0 million of Series C Redeemable Preferred Stock. The acquisition agreement with respect to KTCK-AM provides for a contingent payment not to exceed $7.5 million payable in April 1998 if the Company's stations operating in Dallas, Texas achieve certain ratings and financial goals. If ratings continue at current levels, approximately $2.5 million would be due in April 1998. The Company has entered into agreements to sell KTCK-AM and KRLD-AM, its two stations operating in Dallas, Texas, and the Texas State Networks.

   During the three months ended March 31, 1996, the Company acquired radio stations WTDR-FM and WLYT-FM (formerly WEZC-FM), both operating in Charlotte, North Carolina, for an aggregate purchase price of $24.8 million. The primary sources of funds for this acquisition were proceeds from the Company's public offering in June 1995 and funds available under the Old Credit Agreement.

   Pending Acquisitions and Dispositions. In November 1995, the Company entered into the Liberty Purchase Agreement (as defined) pursuant to which it has agreed to acquire the Liberty Stations for a purchase price of $236.0 million if Liberty's net working capital at the closing exceeds $8.25 million, such purchase price will be correspondingly increased. If such working capital is less than $8.25 million, the purchase price will be correspondingly reduced. In May 1996, the Company entered into an agreement to sell three stations to be acquired from Liberty (WXTR-FM, WXVR-FM and WQSI-AM, each operating in the Washington, DC market) following completion of the Liberty Acquisition for $25.0 million. See "Agreements Related to the Acquisitions and the Dispositions --Liberty Stations."

   In February 1996, the Company entered into the Prism Purchase Agreement to acquire the Prism Stations for a purchase price of approximately $105.3 million. The Company has deposited an irrevocable letter of credit in the amount of $5.3 million to secure its obligations under the Prism Purchase Agreement, which amount may be forfeited in the event the Company fails to complete the Prism Acquisition. In April 1996, the Company entered into an agreement to sell three stations to be acquired from Prism (WVEZ-FM, WTFX-FM and WWKY-AM, each operating in Louisville, Kentucky) following completion of the Prism Acquisition for aggregate consideration of $19.5 million. See "Agreements Related to the Acquisitions and the Dispositions -- Prism Stations."

   In April 1996, the Company entered into the MMR Merger pursuant to which it has agreed to acquire MMR in exchange for capital stock of the Company having a value estimated at approximately $72.0 million assuming the Reported Price (as defined) is between $33.00 and $40.00 per share and an MMR Class A Common Stock price of $11.50 per share. In addition, MMR has entered into an agreement to acquire radio station WKSS-FM, Hartford, Connecticut, for a purchase price of $18.0 million. The Company has agreed to repay approximately $66.5 million of indebtedness of MMR, which includes indebtedness used to acquire WKSS-FM, from the proceeds of the Financing and the anticipated exercise of MMR's Class A Warrants. The Company expects that MMR's outstanding Class A Warrants to purchase 1,840,000 shares of MMR Class A Common Stock will be exercised at an exercise price of $7.75 per share. MMR is entitled to call such warrants for redemption at a nominal redemption price in the event that the trading price of MMR's Class A Common Stock exceeds $10.75 per share, on average, for twenty consecutive trading days following notice and a thirty day opportunity to exercise such warrants. The Company expects that such notice will be issued and the warrants will be exercised within ninety days. Such exercise would result in net proceeds of approximately $13.6 million which would be used to fund a portion of the MMR Hartford Acquisition. In the event such exercise fails to occur, MMR's borrowings under its credit agreement would be repaid by the Company with additional borrowings under the New Credit Agreement at the time of the MMR Merger. See "Agreements Related to the Acquisitions and the Dispositions -- MMR Stations."

   The Company has also entered into agreements to acquire WROQ-FM, Greenville, South Carolina, WSTZ-FM, WZRX-AM and WJDX-FM, each operating in Jackson, Mississippi, WTRG-FM and WRDU-FM, both operating in Raleigh, North Carolina and WMFR-AM, WMAG-FM and WTCK-AM, each operating in Greensboro, North Carolina. The aggregate purchase price for these Additional Acquisitions is approximately $63.0 million. The Company has also entered into an agreement to acquire WHSL-FM, Greensboro, North Carolina, for a purchase price of $4.5 million or, at the seller's option, 150,000 shares of Class A Common Stock.

   The Company has entered into an agreement to exchange its radio station KRLD-AM, Dallas, Texas, and the Texas State Networks for radio station KKRW-FM, Houston, Texas in the Houston Exchange, and has entered into a letter of intent to sell radio station KTCK-AM, Dallas, Texas in the Dallas Disposition, for consideration of $14.0 million.

   The Company intends to finance the Acquisitions, including the repayment of indebtedness of MMR, from the proceeds of the Financing, the Dispositions and the proceeds from the exercise of the MMR Class A Warrants.

   The Company anticipates that it will consummate all of the pending Acquisitions and Dispositions within 60 days of the closing of the Financing except for the MMR Merger, which is subject to stockholder approval and which the Company expects to complete during the third quarter of fiscal 1996, and the Houston Exchange, which the Company expects to complete within 120 days of the closing of the Financing. However, the closing of each of the transactions is subject to certain closing conditions, certain of which are beyond the Company's control, and there can be no assurance as to when such transactions will be completed or that they will be completed on the terms described herein, or at all. In the event that the Dispositions and the exercise of MMR's Class A Warrants are not consummated in a timely manner, the Company may be in default under the New Credit Agreement. See "Risk Factors--Risks Related to the Acquisitions and the Dispositions" and "Agreements Related to the Acquisitions and the Dispositions."

   The Company has allocated approximately $19.5 million of the proceeds of the Financing to make payments to Mr. Hicks pursuant to the Hicks Agreement and Mr. Armstrong pursuant to the Armstrong Agreement. See "Management -- Employment Agreements."

   Sources of Liquidity. In March 1995, the Company entered into an amended $50.0 million senior credit facility (the "Old Credit Agreement") pursuant to which it has available a revolving line of credit of $45.0 million until September 30, 1996, at which time any outstanding indebtedness under the revolving line of credit converts to a term loan, and a working capital revolving loan of $5.0 million. The Company's obligations under the Old Credit Agreement are secured by substantially all of its assets in which a security interest may lawfully be granted, including property, stock of subsidiaries and accounts receivable, and are guaranteed by the subsidiaries of the Company. As of March 31, 1996, approximately $21.5 million was outstanding under the Old Credit Agreement. Upon completion of the Financing, the Company will repay all amounts owing under the Old Credit Agreement.

   In October 1993, the Company issued $80.0 million in aggregate principal amount of the Old Notes which have a maturity date of October 1, 2000. The Notes are senior subordinated obligations of the Company and are subordinated in right of payment to all existing and future Senior Debt of the Company (including the Old Credit Agreement). The Company intends to repurchase all of the Notes that are tendered pursuant to the Tender Offer from the proceeds of the Financing. If less than all of the Notes are tendered in the Tender Offer, the Company currently intends to use funds available under the New Credit Agreement to repurchase or retire all such remaining Notes on or prior to their maturity.

   The Company intends to enter into the New Credit Agreement concurrently with the closing of the Financing to establish a $150.0 million senior credit facility, of which at least $80.0 million will be committed upon consummation of the Financing. The proceeds of the New Credit Agreement will be available to the Company to refinance, to finance acquisitions and to provide availability for working capital and general corporate purposes. See "Description of Certain Indebtedness -- New Credit Agreement."

   The Company expects that any additional acquisitions of radio stations will be financed through funds generated from operations, cash on hand, funds which may be available under the New Credit

Agreement and additional debt and equity financing. The availability of additional acquisition financing cannot be assured, and, depending on the terms of the proposed acquisition financing, could be restricted by the New Credit Agreement and/or the debt incurrence test under the Indenture.

   The Company's ability to make scheduled payments of principal of, or to pay interest on or to refinance, its debt (including the Notes, to the extent not tendered in the Tender Offer, and the New Notes) and to make dividend payments on the Series D Preferred Stock depends on its future financial performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors beyond its control, as well as the success of the radio stations to be acquired and the integration of such stations into the Company's operations. Based upon the Company's current level of operations and anticipated improvements, management believes that cash flow from operations, together with the net proceeds of the Financing and the Dispositions and available borrowings under the New Credit Agreement, will be adequate to meet the Company's anticipated future requirements for working capital, capital expenditures, scheduled payments of interest on its debt and to make dividend payments on the Series D Preferred Stock. There can be no assurance that the Company's business will generate sufficient cash flow from operations, that anticipated improvements in operating results will be achieved or that future working capital borrowings will be available in an amount sufficient to enable the Company to service its debt (including the Notes, to the extent not tendered in the Tender Offer, and the New Notes), to make dividend payments on the Series D Preferred Stock or to make necessary capital or other expenditures. The Company may be required to refinance a portion of the principal amount of the Notes, to the extent not tendered in the Tender Offer, and the New Notes prior to their maturity. There can be no assurance that the Company will be able to raise additional capital through the sale of securities, the disposition of radio stations or otherwise for any such refinancing. See "Risk Factors."

                                   BUSINESS

   Upon consummation of the Acquisitions and the Dispositions, the Company will own and operate, provide programming to or sell advertising on behalf of 69 radio stations (53 FM and 16 AM stations located in 23 markets) and will be one of the largest companies in terms of number of stations in the United States exclusively devoted to radio broadcasting. The Company will be highly diverse in terms of format and geographic markets, will rank number one in combined station market revenue in 11 of its 23 markets and own and operate, provide programming to or sell advertising on behalf of two or more stations in 20 of these markets. After giving effect to the Recent Acquisitions, the Acquisitions and the Dispositions as of January 1, 1995, the Company would have had pro forma net revenues, Broadcast Cash Flow and EBITDA of $186.4 million, $66.7 million and $60.4 million, respectively, for the year ended December 31, 1995. The Company, founded in 1992, currently owns and operates, provides programming to or sells advertising on behalf of 22 radio stations in eight markets.

   The following chart sets forth certain information with respect to the Company's stations after giving effect to the Acquisitions and the
Dispositions:

                                                       NUMBER OF
                                          NUMBER OF     STATIONS
                                          STATIONS     CURRENTLY
                                MARKET    CURRENTLY   UNDER LMA OR
            MARKET               RANK     OWNED(1)        JSA
- ----------------------------  --------  -----------  ------------

Northeast Region
  Washington, DC/Baltimore,
    MD                             8          -            -
  Nassau-Suffolk, NY ........     14          -            -
  Providence, RI ............     31          -            -
  Hartford, CT ..............     41          -            -
  Albany, NY ................     57          -            -
  Springfield/Northampton, MA     76          -            -
  New Haven, CT .............     95          -            -
South-Atlantic Region
  Charlotte, NC .............     37          2            -
  Greensboro, NC ............     42          -            4
  Nashville, TN .............     44          2            -
  Raleigh-Durham, NC ........     50          -
  Richmond, VA ..............     56          -            -
  Greenville-Spartanburg, SC      59          3            1
Southern Region
  Jacksonville, FL ..........     53          -            -
  Daytona Beach, FL .........     93          -            -
  Augusta, GA (3) ...........    116          -            -
  Jackson, MS ...............    118          3            2
  Biloxi, MS ................    134          -            -
  Myrtle Beach, SC ..........    185          -            -
Southwest Region
  Houston, TX ...............      9          1            -
  San Diego, CA .............     15          2            -
  Tucson, AZ ................     62          -            -
  Wichita, KS ...............     91          -            -
                                        -----------  ------------
   Total ....................                13            7




                    (RESTUBBED TABLE CONTINUED FROM ABOVE)

                                                             NUMBER OF
                                               NUMBER OF      STATIONS
                                NUMBER OF   STATIONS TO BE   FOLLOWING    COMBINED    COMBINED    COMBINED
                               STATIONS TO   UNDER LMA OR  ACQUISITIONS    MARKET      MARKET      MARKET
                                   BE          JSA AFTER        AND       AUDIENCE    REVENUE     REVENUE
            MARKET             ACQUIRED(2)  ACQUISITIONS(2) DISPOSITIONS   SHARE       SHARE        RANK
- ----------------------------  -----------  ---------------  ----------  ----------  ----------  ----------
                                                              AM    FM
                                                            ----  ----
Northeast Region
  Washington, DC/Baltimore,
    MD                              1              -           -     1       3.8%        3.6%        8
  Nassau-Suffolk, NY ........       4              -           1     3       7.2%       32.4%        1
  Providence, RI ............       3              -           1     2      17.6%       28.3%        2
  Hartford, CT ..............       4              -           1     3      16.2%       26.8%        2
  Albany, NY ................       4              1           2     3      21.5%       32.4%        1
  Springfield/Northampton, MA       3              -           1     2      12.7%       31.4%        1
  New Haven, CT .............       1              1           -     2      12.1%       49.7%        1
South-Atlantic Region
  Charlotte, NC .............       -              -           -     2      11.9%       13.6%        3
  Greensboro, NC ............       3              1           2     2       9.2%       13.7%        3
  Nashville, TN .............       -              -           -     2      21.8%       27.3%        1
  Raleigh-Durham, NC ........       4                          -     4      23.4%       35.8%        1
  Richmond, VA ..............       1              -           -     1       5.5%       11.1%        5
  Greenville-Spartanburg, SC        1              -           1     3      32.0%       43.4%        1
Southern Region
  Jacksonville, FL ..........       4              -           2     2      15.3%       19.2%        3
  Daytona Beach, FL .........       1              -           -     1       8.2%       33.3%        1
  Augusta, GA (3) ...........       -              3           -     3       8.2%        9.9%        6
  Jackson, MS ...............       3              -           2     4      31.3%       56.0%        1
  Biloxi, MS ................       2              -           -     2      19.5%       34.6%        1
  Myrtle Beach, SC ..........       2              1           -     3       6.8%       13.1%        3
Southwest Region
  Houston, TX ...............       1              -           -     2       9.5%       13.4%        2
  San Diego, CA .............       -              -           -     2       9.2%       10.1%        5
  Tucson, AZ ................       4              -           2     2      22.8%       26.2%        1
  Wichita, KS ...............       3              -           1     2      17.8%       21.0%        3
                              -----------  ---------------  ----  ----
   Total ....................      49              7          16    53

- ------------

(1)    Does not include radio stations to be sold in the Dispositions.

(2) Includes radio stations to which the Company currently provides programming pursuant to an LMA or sells advertising on behalf of pursuant to a JSA.

(3) MMR is currently negotiating the termination of a JSA with WCHZ-FM and an LMA with WAEG-FM and WAEJ-FM, each operating in Augusta, Georgia. Does not include WRXR-FM and WKBG-FM, both operating in Augusta, Georgia, which MMR has agreed to sell.

OPERATING STRATEGY

   The Company seeks to maximize the Broadcast Cash Flow of its stations by employing its operating strategy, which has the following principal components:

   Operate Highly Ranked Stations. The Company believes that highly ranked stations, measured in terms of combined market audience share, provide important competitive advantages. Highly ranked stations generally receive a disproportionately large share of their market's advertising revenues because such stations are an efficient means of targeting advertising dollars at well-defined audiences. Such stations can better capitalize on the operating leverage inherent in the radio industry because the costs of operating a radio station are generally fixed and, therefore, increased revenues generally result in disproportionately larger increases in Broadcast Cash Flow.

   Assemble and Manage Market Clusters with Regional Concentrations. The Company intends to capitalize on the recently enacted Telecommunications Act of 1996 (the "Recent Legislation") by assembling and operating a cluster of stations in each of its principal markets. The Company believes that by controlling a larger share of the total advertising inventory in a particular market, it can offer advertisers attractive packages of advertising options while maintaining rate integrity. The Company also believes that its cluster approach will allow it to operate its stations with more highly skilled local management teams and eliminate duplicative operating and overhead expenses. By assembling market clusters with a regional concentration, the Company believes that it will be able to increase revenues by targeting regionally-based advertisers and capturing a larger share of their advertising budgets. Through the regional management structure to be implemented following the Acquisitions, the Company believes that it will be able to more readily transfer the programming and sales successes of individual stations and clusters to other stations and clusters within the same region.

   Revenue Enhancement and Cost Controls. The Company seeks to maximize Broadcast Cash Flow by employing management techniques to enhance revenues while maintaining strict cost controls. Key elements of the Company's strategy include:

    Aggressive Sales and Inventory Management. In each of its market clusters, the Company utilizes sophisticated sales reporting systems to monitor its sales activity and to formulate and implement pricing and inventory controls. The Company believes that controlling a larger share of the total advertising inventory in a particular market enhances its ability to identify market trends and optimize pricing and inventory sellout.

    Target Programming. The Company utilizes extensive market research to refine the programming at each of its stations and to position each of the stations within a particular cluster to maximize the total audience share and market revenue of the cluster as a whole. The Company's cluster approach allows it the flexibility to develop either protective programming formats for its market leading stations or to develop a spectrum of independently successful program formats to meet the needs of particular market conditions.

    Strict Cost Controls. The Company's management imposes strict financial reporting requirements and expense budget limitations on each of its stations. In addition, management maintains a centralized accounting system which allows it to monitor the performance and operations of each of its stations. Such centralization allows the Company to achieve expense savings in certain areas, including purchasing and administrative expenses. The Company also achieves expense savings through the elimination of certain duplicative costs within its markets and market clusters.

   Management. Following completion of the MMR Merger, the Company's senior management team will be comprised of Robert F.X. Sillerman, Executive Chairman, Michael G. Ferrel, Chief Executive Officer, and D. Geoffrey Armstrong, Chief Operating Officer. The Company's management has substantial experience in integrating and operating acquired stations. Under the leadership of Michael G. Ferrel, the current Chief Executive Officer of MMR, MMR commenced operations in July 1993 with the acquisition of five radio stations, and has increased the number of stations it owns and operates, provides programming to or sells advertising on behalf of, to 17 stations.

   The Company plans to emphasize both regional and local management of its radio stations. Regional operations will initially be managed under the direction of five regional managers, each of whom will report directly to the Company's Chief Executive Officer and Chief Operating Officer. Teamed with each regional manager will be a director of sales and a director of programming. The Company believes that regional management and coordination will enable it to maximize the benefits of operating a national station franchise while maintaining controls over local operations. Local management is also central to the Company's strategy. Local management is responsible for building and developing a sales team capable of converting the station's audience rankings into revenues. The Company's general managers and sales managers are motivated through incentive compensation based upon their station's performance. Corporate management continuously provides its stations with advice and support in the development of advertising and marketing strategies, sales force training and motivation techniques.

PENDING ACQUISITIONS AND DISPOSITIONS

   In November 1995, the Company entered into an agreement to acquire Liberty for a purchase price of approximately $236.0 million, subject to adjustment. Liberty is a privately-held radio broadcasting company that owns and operates, provides programming to or sells advertising on behalf of 14 FM and six AM radio stations located in six markets: Washington, DC/Baltimore, Maryland; Nassau-Suffolk, New York; Providence, Rhode Island; Hartford, Connecticut; Albany, New York and Richmond, Virginia. On May 1, 1996, the Company entered into an agreement to sell three of the Liberty Stations that operate in the Washington, DC/Baltimore, Maryland market.

   In February 1996, the Company entered into an agreement to acquire from Prism, a privately-held radio broadcasting company, substantially all of the assets used in the operation of ten FM and six AM radio stations, for approximately $105.3 million. The Prism Stations are located in five markets:
Louisville, Kentucky; Jacksonville, Florida; Raleigh, North Carolina; Tucson, Arizona and Wichita, Kansas. In April 1996, the Company entered into a letter of intent to sell three of the Prism Stations that operate in the Louisville, Kentucky market.

   In April 1996, the Company entered into an amended and restated agreement and plan of merger pursuant to which it has agreed to acquire MMR. MMR is a radio broadcasting company which owns and operates, provides programming to or sells advertising on behalf of 16 FM stations and one AM station located in seven markets: New Haven, Connecticut; Springfield/Northampton, Massachusetts; Daytona Beach, Florida; Augusta, Georgia; Biloxi, Mississippi; Little Rock, Arkansas and Myrtle Beach, South Carolina. MMR has entered into agreements or letters of intent to acquire WKSS-FM, Hartford, Connecticut, and WMYB-FM, Myrtle Beach, South Carolina, and to sell KOLL-FM, Little Rock, Arkansas, and WRXR-FM and WKBG-FM, both operating in Augusta, Georgia. MMR is currently negotiating the termination of a JSA with WCHZ-FM and an LMA with WAEG-FM and WAEJ-FM, each operating in Augusta, Georgia.

   Pursuant to four separate agreements, the Company has agreed to acquire substantially all of the assets of radio stations WROQ-FM, operating in Greenville, South Carolina, WSTZ-FM and WZRX-FM, both operating in Jackson, Mississippi, WTRG-FM and WRDU-FM, both operating in Raleigh, North Carolina, WMFR-AM, WMAG-FM and WTCK-AM (formerly, WWWB-AM), each operating in Greensboro, North Carolina, and WJDX-FM, Jackson, Mississippi, for an aggregate purchase price of approximately $58.5 million. The Company and MMR have agreed that the Company will finance the purchase of certain of these stations and that MMR will immediately thereafter convey such stations to the Company. In addition, the Company has entered into an agreement granting it an option to acquire substantially all of the assets of WHSL-FM, Greensboro, North Carolina, for a purchase price of $4.5 million (or at the seller's option, 150,000 shares of the Class A Common Stock).

   In addition, the Company has entered into an agreement to exchange radio station KRLD-AM, operating in Dallas, Texas, and the Texas State Networks, for radio station KKRW-FM, operating in Houston, Texas, and has entered into an agreement to sell radio station KTCK-AM, operating in Dallas, Texas for approximately $11.5 million, net of certain payments to the seller.

   The Company anticipates that it will consummate all of the Acquisitions and Dispositions within 60 days after the closing of the Financing, except for the MMR Merger, which is subject to stockholder approval and which the Company expects to complete during the third quarter of fiscal 1996, and the Houston Exchange, which the Company expects to complete within 120 days of the closing of the

Financing. However, the timing and completion of the Acquisitions and the Dispositions are subject to a number of conditions, certain of which are beyond the Company's control, and there can be no assurance that such transactions will be approved by the FCC or completed during such periods, on the terms described herein, or at all. See "Risk Factors -- Risks Relating to the Acquisitions and the Dispositions" and "Agreements Related to the Acquisitions and the Dispositions."

THE STATIONS

   The following table summarizes certain information with respect to the radio stations the Company will own and operate, provide programming to or sell advertising on behalf of, after giving effect to the Acquisitions and the Dispositions.



                                                                                                                        TOTAL
                                                                                STATION RANK                           NUMBER OF
                         MARKET                                    TARGET       AMONG TARGET  AUDIENCE  1995 STATION  STATIONS IN
       STATION(1)         RANK        STATION FORMAT(2)       DEMOGRAPHICS(2)   DEMOGRAPHICS   SHARE    REVENUE RANK    MARKET
- ------------------------ ------  ---------------------------  ----------------  ------------  --------  ------------  -----------
NORTHEAST REGION
Washington, DC/            8
 Baltimore, MD (9)
 WHFS-FM (3) ...........         Alternative Rock             Adults 18-34            4          3.8%         14           45
Nassau-Suffolk, NY          14
 WBAB-FM (3) ............        Album Oriented Rock          Adults 25-54            8          3.1%         2            27
 WHFM-FM (3)  ...........        Hot Album                    Adults 25-54            37*        0.1%         16           27
 WBLI-FM (3)  ...........        Contemporary                 Adults 25-54            5          4.0%         3            27
 WGBB-AM (3) ...........         News/Talk                    Adults 35 & over        NR          NR          NR           27
Providence, RI              31
 WSNE-FM (3)  ...........        Adult Contemporary ("AC")    Adults 25-54            5          4.6%         5            30
 WHJY-FM (3)  ...........        Adult Oriented Rock          Adults 18-34            1          8.7%         1            30
 WHJJ-AM (3) ...........         News/Talk                    Adults 35-64            10         4.3%         9            30
Hartford, CT                41
 WHCN-FM (3)  ...........        Album Oriented Rock          Men 25-54               1          4.0%         7            21
 WMRQ-FM (3)  ...........        Modern Rock                  Adults 18-34            1          4.8%         8            21
 WPOP-AM (3)  ...........        News/Talk                    Adults 35-64            15         1.6%         11           21
 WKSS-FM (4) ...........         Contemporary Hit Radio       Adults 18-34            3          6.8%         5            21
Albany, NY                  57
 WGNA-FM (3)  ...........        Country                      Adults 25-54            1         11.4%         1            41
 WGNA-AM (3)  ...........        Country                      Adults 25-54            25         0.1%         24           41
 WPYX-FM (3)  ...........        Album Rock                   Adults 18-34            3          6.8%         2            41
 WTRY-AM (3)  ...........        Oldies                       Adults 35-64            11*        1.5%         16           41
 WYSR-FM (3)(5) ........         Oldies                       Adults 25-54            12*        1.7%         10           41
Springfield/Northampton,    76
 MA (6)
 WHMP-FM (7)  ...........        Modern Rock                  Adults 18-34            8          2.0%         6            16
 WHMP-AM (7)  ...........        Information                  Adults 35-64            11         1.3%         10           16
 WPKX-FM (7) ...........         Hot Country                  Adults 25-54            3          9.4%         2            16
New Haven, CT               95
 WPLR-FM (7)  ...........        Album Oriented Rock          Adults 18-34            1          7.4%         1             8
 WYBC-FM (7)(8) ........         Urban Rock                   Adults 18-34            2          4.7%         4             8
SOUTH-ATLANTIC REGION
 (12)
Charlotte, NC               37
 WTDR-FM ................        Country                      Adults 25-54            6          6.0%         6            42
 WLYT-FM (13) ..........         AC                           Adults 25-54            3          5.9%         8            42
Greensboro, NC              42
 WMAG-FM (11)(14) ......         AC                           Adults 25-54            2          6.1%         4            34
 WTCK-AM (11)(14)(15) ..         News/Talk                    Adults 25-54            NR          NR          19           34
 WMFR-AM (11)(14) ......         News/Talk                    Adults 25-54            24         1.1%         12           34
 WHSL-FM (16) ..........         Country                      Adults 25-54            13         2.0%         13           34
Nashville, TN               44
 WSIX-FM ................        Country                      Adults 25-54            1         15.5%         1            45
 WRVW-FM (17) ..........         Top 40                       Adults 18-34            4          6.3%         9            45
Raleigh-Durham, NC          50
 WZZU-FM (10)  ..........        Classic Rock                 Adults 25-54            5          4.2%         9            33
 WDCG-FM (10)  ..........        Contemporary Radio           Adults 18-34            1          7.9%         4            33
 WRDU-FM (11)  ..........        Album Oriented Rock          Adults 25-54            3          5.8%         2            33
 WTRG-FM (11) ..........         Oldies                       Adults 35-64            1          5.5%         7            33
Richmond, VA                56
 WMXB-FM (3) ...........         AC                           Adults 25-54            4          5.5%         3            26

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

                                                                                                                        TOTAL
                                                                                STATION RANK                           NUMBER OF
                         MARKET                                    TARGET       AMONG TARGET  AUDIENCE  1995 STATION  STATIONS IN
       STATION(1)         RANK        STATION FORMAT(2)       DEMOGRAPHICS(2)   DEMOGRAPHICS   SHARE    REVENUE RANK    MARKET
- ------------------------ ------  ---------------------------  ----------------  ------------  --------  ------------  -----------
Greenville-Spartanburg,     59
 SC
 WSSL-FM ................        Country                      Adults 25-54            1         14.8%         1            39
 WMYI-FM ................        AC                           Adults 25-54            2          8.0%         2            39
 WGVL-AM ................        Talk                         Adults 25-54            NR          NR          NR           39
 WROQ-FM (18) ..........         Classic Rock                 Adults 25-54            5          9.2%         3            39
SOUTHERN REGION
Jacksonville, FL            53
 WKQL-FM (10)  ..........        Oldies/Adult                 Adults 25-54            6          5.4%         6            23
 WIVY-FM (10)  ..........        AC                           Adults 25-54            7          4.1%         7            23
 WOKV-AM (10)  ..........        News/Talk                    Adults 18-49            11         4.3%         8            23
 WPDQ-AM (10) ..........         Nostalgia                    Adults 50 & over        8          1.5%         16           23
Daytona Beach, FL           93
 WGNE-FM (7) ...........         Country                      Adults 25-54            1          8.2%         1            13
Augusta, Georgia (19)      116
 WAEG-FM (7)(20) ......          Urban/AC                     Adults 25-54            17         1.7%         7            25
 WAEJ-FM (7)(20) ......          Urban/AC                     Adults 25-54            13         3.3%         16           25
 WCHZ-FM (7)(21) .....           Modern Rock                  Adults 18-34            6          3.2%         15           25
Jackson, MS                118
 WMSI-FM ................        Country                      Adults 25-54            1         12.8%         1            29
 WKTF-FM ................        Country                      Adults 25-54            7          3.0%         7            29
 WJDS-AM ................        AC                           Adults 25-54            19         0.3%         17           29
 WSTZ-FM (22)(23) ......         Album Oriented Rock          Adults 25-54            5*         6.6%         4            29
 WJDX-FM (24)  ..........        Sports                       Adults 25-54            5*         6.0%         3            29
 WZRX-AM (22) ..........         Gospel                       Adults 25-54            13         2.6%         12           29
Biloxi, MS                 134
 WKNN-FM (7) ............        Country AC                   Adults 25-54            1         15.6%         1            20
 WMJY-FM (7) ...........                                      Women 25-54             5          3.9%         6            20
Myrtle Beach, SC           185
 WYAK-FM ................        Hot Country                  Adults 25-54            9          6.0%         1            23
 WVCO-FM (25) ...........        Hot Country                  Adults 25-54            18         0.8%         13           23
 WMYB-FM (26) ..........         70's Rock                    Adults 25-54            NR          NR          NR           23
SOUTHWEST REGION (27)
Houston, TX                 9
 KODA-FM ................        AC                           Adults 25-54            1          6.4%         1            48
 KKRW-FM (28) ..........         Classic Rock                 Adults 25-54            13         3.1%         11           48
San Diego, CA               15
 KYXY-FM ................        AC                           Adults 25-54            2          6.8%         5            36
 KMKX-FM (29) ....  ....         Rock Adult                   Adults 25-54            15         2.4%         11           36
Tucson, AZ                  62
 KRQQ-FM (10)  ..........        Contemporary Hit Radio       Adults 18-34            3          7.5%         5            28
 KWFM-FM (10)  ..........        Oldies                       Adults 25-54            6          5.6%         6            28
 KCEE-AM (10)  ..........        Nostalgia                    Adults 61 & over        1          3.6%         13           28
 KNST-AM (10) ..........         News/Talk                    Adults 25-54            7          6.1%         4            28
Wichita, KS                 91
 KRZZ-FM (10)  ..........        Classic Rock                 Adults 18-54            2          6.2%         6            23
 KKRD-FM (10)  ..........        Contemporary Hit Radio       Adults 18-34            3          8.1%         4            23
 KNSS-AM (10) ....  ....         News/Talk                    Adults 25-54            17         3.5%         8            23

- ------------

   *   These stations are tied in rank with other stations.

   (1) Some stations are licensed to a different community located within the market they serve.

   (2) Due to variations that may exist within the same station programming format, the target demographic target may be different even though the station program format is the same.

   (3) To be acquired pursuant to the Liberty Purchase Agreement. See "Agreements Related to the Acquisitions and the Dispositions -- Liberty Stations."

   (4) In April 1996, MMR entered into an agreement to acquire WKSS-FM.

   (5) WYSR-FM changed its call letters from WTRY-FM. Liberty sells advertising on WYSR-FM pursuant to a JSA.





   (6) Northampton is not separately rated by the Arbitron Company and, accordingly, the number of stations in the market represents the number of stations in the combined Springfield/Northampton, Massachusetts market.

   (7) To be acquired pursuant to the MMR Acquisition Agreement. See "Agreements Related to the Acquisitions and the Dispositions -- MMR Stations."

   (8) MMR sells advertising on WYBC-FM pursuant to a JSA.

 (9) Does not include WXVR-FM, WXTR-FM and WQSI-AM, each operating in the Washington, D.C. market, which are to be acquired pursuant to the Liberty Purchase Agreement and thereafter sold to a third party. See "Agreements Related to the Acquisitions and the Dispositions -- Liberty Stations."

(10) To be acquired pursuant to the Prism Purchase Agreement. See "Agreements Related to the Acquisitions and the Dispositions -- Prism Stations."

(11) On January 18, 1996, MMR entered into an agreement to acquire these stations. The Company and MMR have agreed that the Company will finance the purchase of such stations and that MMR will immediately thereafter transfer such stations to the Company.

(12) Does not include WVEZ-FM, WTFX-FM and WWKY-AM, each operating in the Louisville, Kentucky market, which are to be acquired pursuant to the Prism Purchase Agreement (as defined) and thereafter sold to a third party. See "Agreements Related to the Acquisitions and the Dispositions--Prism Stations."

(13)   WLYT-FM changed its call letters from WEZC-FM.

(14) On January 18, 1996, MMR entered into a JSA pursuant to which MMR would sell advertising on these stations. On January 22, 1996, MMR entered into a JSA with the Company pursuant to which the Company was granted the exclusive right to sell advertising on these stations.

(15)   WTCK-AM changed its call letters from WWWB-AM.

(16) The Company has been selling advertising on WHSL-FM pursuant to a JSA since January 18, 1996 and has an option to purchase this station. See "Agreements Related to the Acquisitions and the Dispositions--Agreements for Additional Acquisitions."

(17)   WRVW-FM changed its call letters from WYHY-FM.

(18) On January 22, 1996, MMR entered into a contract to acquire WROQ-FM. On January 23, 1996, MMR entered into an LMA pursuant to which MMR would provide programming on WROQ-FM. On February 1, 1996, MMR entered into a JSA with the Company pursuant to which the Company was granted the exclusive right to sell advertising on behalf of WROQ-FM. The Company and MMR have agreed that the Company will finance the purchase of such station and that MMR will immediately thereafter transfer such station to the Company. See "Agreements Related to the Acquisitions and the Dispositions-- Agreements for the Additional Acquisitions."

(19) Does not include WRXR-FM and WKBG-FM, Augusta, Georgia, which MMR currently owns and which MMR has entered into an agreement to sell.

(20)   MMR provides programming to WAEG-FM and WAEJ-FM pursuant to LMAs.

(21)   MMR sells advertising on WCHZ-FM pursuant to a JSA.

(22) On January 26, 1996 MMR entered into a contract to acquire WSTZ-FM and WZRX-AM. The Company and MMR have agreed that the Company will finance the purchase of such stations and that MMR will immediately thereafter transfer such stations to the Company.

(23) On February 1, 1996, MMR entered into an LMA pursuant to which MMR would provide programming to WSTZ-FM. Concurrently therewith, MMR entered into a JSA with the Company pursuant to which the Company was granted the exclusive right to sell advertising on behalf of WSTZ-FM.

(24) The Company sells advertising on WJDX-FM pursuant to a JSA and has exercised its option to acquire this station.

(25) WVCO-FM commenced broadcasting in December 1993 and simulcasts WYAK-FM's format pursuant to an LMA; MMR is currently in negotiations with respect to the acquisition of WVCO-FM.

(26)   In April 1996, MMR entered into an agreement to acquire WMYB-FM.

(27) Does not include KRLD-AM and KTCK-AM, each operating in the Dallas, Texas market, or the Texas State Networks which are to be sold to a third party. See "Agreements Related to the Acquisitions and the Dispositions--Houston Exchange" and "--Dallas Disposition."

(28) The Company has entered into an agreement pursuant to which the Company has agreed to acquire KKRW-FM, Houston, Texas, in a station-for station exchange for KRLD-FM, Dallas, Texas, and the Texas State Networks. See "Agreements Related to the Acquisitions and the Dispositions--Houston Exchange."

(29)   KMKX-FM changed its call letters from KJQY-FM.

ADVERTISING

   The primary source of the Company's revenues is the sale of broadcasting time for local, regional and national advertising. A station's sales staff generates most of such station's local and regional advertising sales. To generate national advertising sales, the Company engages an advertising representative for each of its stations who specializes in national advertising sales and who is compensated on a commission-only basis. Most advertising contracts are short term and generally run only for a few weeks.

   The Company believes that radio is one of the most efficient, cost-effective means for advertisers to reach specific demographic groups. Radio is a precisely-targeted medium and is highly flexible due to the short lead time between production and broadcast and the relative ease of production of commercials. To ensure that an advertising message will be heard mainly by its targeted customer base, an advertiser can choose to advertise on a station with a format that appeals to a specific demographic group. In addition, radio can more readily reach people in the workplace and in their cars than television and other media.

   Advertising rates charged by radio stations are based primarily on a station's ability to attract audiences in the demographic groups targeted by advertisers (as measured by ratings service surveys quantifying the number of listeners tuned to the station at various times of the day and week), on the number of stations in the market competing for the same demographic group and on the supply of and demand for radio advertising time. Rates are generally highest during morning and afternoon drive-time hours.

   Depending on the format of a particular station, there are predetermined numbers of advertisements that are broadcast each hour. The Company endeavors to determine the number of advertisements broadcast per hour that can maximize available revenue dollars without jeopardizing listening levels. Although the number of advertisements broadcast during a given time period may vary, the total number of slots available for broadcast advertising on a particular station generally does not vary significantly from year to year.

COMPETITION

   The Company's stations compete for listeners and advertising revenues directly with other radio stations within their markets. The Company competes for advertising revenues principally through effective promotion of its stations' listener demographics and audience shares, and through the number of listeners in a target group that can be reached for the price charged for the air-time. The Company's stations also compete for advertising revenues with other media, including broadcast television, cable television, newspapers, magazines, direct mail, coupons and billboard advertising. Radio stations compete for listeners primarily on the basis of program content and by hiring high-profile talent with appeal to a particular demographic group. By building in each of its markets a strong base of listeners comprised of specific demographic groups, the Company is able to attract advertisers seeking to reach those listeners. Other factors that affect a station's competitive position include its authorized power, terrain, assigned frequency, audience characteristics, local program acceptance and the number and characteristics of other stations in the market area.

   The radio broadcasting industry is also subject to competition from new media technologies that are being developed or introduced, such as the delivery of audio programming by cable television systems and by digital audio broadcasting. The radio broadcasting industry historically has grown despite the introduction of new technologies for the delivery of entertainment and information, such as television broadcasting, cable television, audio tapes and compact disks. There can be no assurance, however, that the development or introduction in the future of any new media technology will not have an adverse effect on the radio broadcasting industry. The Company also competes with other radio station groups to purchase additional stations. The Recent Legislation will permit other radio broadcasting companies to enter the markets in which the Company operates or may operate in the future, some of which may be larger and have substantially greater financial and other resources than the Company.

INFLATION

   The impact of inflation on the Company's operations has not been significant to date. There can be no assurance that a high rate of inflation in the future would not have an adverse effect on the Company's operations.

SEASONALITY

   The Company's revenues vary throughout the year. As is the case throughout the radio broadcast industry, the Company's first quarter generally reflects lowest revenues and its fourth quarter generally reflects the highest revenues for each year.

EMPLOYEES

   At March 31, 1996, the Company had approximately 324 full time and 108 part time employees, none of whom were represented by unions. Management believes that relations with employees are good. Following consummation of the Acquisitions and Dispositions, the Company will have approximately 1,162 full time and 445 part time employees.

   The Company employs several high-profile on-air personalities with large, loyal audiences in their respective markets. The Company endeavors to enter into employment agreements with those on-air personalities and station general managers whose services are deemed by the Company to be important for its continued success. In addition, the Company has entered into employment agreements with certain of its executive officers.

FEDERAL REGULATION OF RADIO BROADCASTING

   The ownership, operation and sale of radio stations are subject to the jurisdiction of the FCC, which acts under authority granted by the Communications Act. Among other things, the FCC assigns frequency bands for broadcasting; determines the particular frequencies, locations and operating power of stations; issues, renews, revokes and modifies station licenses; determines whether to approve changes in ownership or control of station licenses; regulates equipment used by stations; adopts and implements regulations and policies that directly or indirectly affect the ownership, operation and employment practices of stations; and has the power to impose penalties for violations of its rules or the Communications Act.

   The following is a brief summary of certain provisions of the Communications Act and of specific FCC regulations and policies. Reference should be made to the Communications Act, FCC rules and the public notices and rulings of the FCC for further information concerning the nature and extent of federal regulation of broadcast stations.

   FCC Licenses. Radio stations operate pursuant to broadcasting licenses that may be granted by the FCC for maximum terms of seven years (the FCC has proposed in a recent rulemaking raising such maximum terms to eight years as permitted by the Recent Legislation) and are subject to renewal upon application to the FCC. During certain periods when renewal applications are pending, petitions to deny license renewals can be filed by interested parties, including members of the public. The FCC will grant a renewal application if it finds that the station has served the public interest, convenience and necessity, that there have been no serious violations by the licensee of the Communications Act or the rules and regulations of the FCC, and that there have been no other violations by the licensee of the Communications Act or the rules and regulations of the FCC that, when taken together, would constitute a pattern of abuse.

   The following table summarizes certain information relating to the radio stations that the Company will own and operate, provide programming to or sell advertising on behalf of, after giving effect to the Acquisitions and the Dispositions.

 METROPOLITAN MARKET SERVED                                                          EXPIRATION DATE OF
 AND STATION CALL LETTERS        CITY OF LICENSE       POWER IN KW'S     FREQUENCY   FCC AUTHORIZATION
- --------------------------  ------------------------ ----------------  -----------  ------------------
NORTHEAST REGION
Nassau-Suffolk, NY
 WBAB-FM ................... Babylon, NY                      3         102.3 MHz           6/1/98
 WHFM-FM ................... Southampton, NY                  5         95.3 MHz            6/1/98
 WBLI-FM(1) ................ Patchogue, NY                   49         106.1 MHz           6/1/98
 WGBB-AM ................... Freeport, NY                     1         1240 kHz            6/1/98
Providence, RI
 WSNE-FM ................... Taunton, MA                     30         93.3. MHz           4/1/98
 WHJY-FM ................... Providence, RI                  50         94.1 MHz            4/1/98
 WHJJ-AM ................... Providence, RI                   5         920 kHz             4/1/98

METROPOLITAN MARKET SERVED                                                           EXPIRATION DATE OF
 AND STATION CALL LETTERS        CITY OF LICENSE       POWER IN KW'S     FREQUENCY   FCC AUTHORIZATION
- --------------------------  ------------------------ ----------------  -----------  ------------------
Hartford, CT
 WHCN-FM ................... Hartford, CT                    16        105.9 MHz           4/1/98
 WMRQ-FM ................... Waterbury, CT                   18        104.1 MHz           4/1/98
 WPOP-AM ................... Hartford, CT                     5        1410 kHz            4/1/98
 WKSS-FM ..................  Hartford-Meriden, CT            16.5      95.7 MHz            4/1/98
Albany, NY
 WGNA-FM ................... Albany, NY                     12.5       107.7 MHz           6/1/98
 WGNA-AM ................... Albany, NY                      5         1460 kHz            6/1/98
 WPYX-FM (2) ............... Albany, NY Troy, NY            15.5       106.5 MHz           6/1/98
 WTRY-AM ................... Rotterdam, NY                   5         980 kHz             6/1/98
 WYSR-FM ...................                                 6         98.3 MHz            6/1/98
Springfield/Northampton, MA
 WHMP-FM  .................. Northampton, MA                 3         99.3 MHz            4/1/98
 WHMP-AM  .................. Northampton, MA                 1         1400 kHz            4/1/98
 WPKX-FM ................... Enfield, CT                     2.2       97.9 MHz            4/1/98
New Haven, CT
 WPLR-FM ................... New Haven, CT                  14         99.1 MHz            4/1/98
 WYBC-FM ................... New Haven, CT                   1.8       94.3 MHz            4/1/98
Washington, DC/Baltimore, MD
 WHFS-FM (3) ............... Annapolis, MD                   50        99.1 MHz           10/1/95*
SOUTH-ATLANTIC REGION
Charlotte, NC
 WTDR-FM ................... Statesville, NC                100        96.9 MHz           12/1/02
 WLYT-FM ................... Hickory, NC                     31        102.9 MHz          12/1/02
Greensboro, NC
 WMAG-FM ................... High Point, NC                 100        99.5 MHz           12/1/02
 WTCK-AM ................... Greensboro, NC                   5        1320 kHz           12/1/02
 WMFR-AM ................... High Point, NC                   1        1230 kHz           12/1/02
 WHSL-FM ................... High Point, NC                 100        100.3 MHz          12/1/02
Nashville, TN
 WSIX-FM ................... Nashville, TN                  100        97.9 MHz            8/1/96
 WRVW-FM ................... Lebanon, TN                     58        107.5 MHz           8/1/96
Raleigh/Durham, NC
 WZZU-FM ................... Burlington, NC                 100        93.9 MHz           12/1/02
 WDCG-FM ................... Durham, NC                     100        105.1 MHz          12/1/02
 WRDU-FM ................... Wilson, NC                     100        106.1 MHz          12/1/02
 WTRG-FM ................... Rocky Mount, NC                100        100.7 MHz          12/1/02
Richmond, VA
 WMXB-FM .................. Richmond, VA                     20        103.7 MHz          10/1/02
Greenville-Spartanburg, SC
 WSSL-FM ................... Gray Court, SC                 100        100.5 MHz          12/1/02
 WMYI-FM ................... Hendersonville, NC              20        102.5 MHz          12/1/02
 WGVL-AM ................... Greenville, SC                   5        1440 kHz           12/1/02
 WROQ-FM ................... Anderson, SC                   100        101.1 MHz          12/1/95*
SOUTHERN REGION
Jacksonville, FL
 WKQL-FM ................... Jacksonville, FL                98        96.9 MHz            2/1/03
 WIVY-FM ................... Jacksonville, FL                98        102.9 MHz           2/1/96*
 WOKV-AM ................... Jacksonville, FL        50 Day, 10 Night  690 kHz             2/1/03
 WPDQ-AM ................... Jacksonville, FL             5 Day        600 kHz             2/1/03
Daytona Beach, FL
 WGNE-FM ................... Titusville, FL                 100        98.1 MHz            2/1/03
Augusta, GA
 WAEG-FM.................... Evans, GA                        3        92.3 MHz            4/1/96*
 WAEJ-FM.................... Waynesboro, GA                   6        100.9 MHz           4/1/96*
 WCHZ-FM ......... ......... Harlem, GA                       5.7      95.1 MHz            4/1/96*

METROPOLITAN MARKET SERVED                                                           EXPIRATION DATE OF
 AND STATION CALL LETTERS        CITY OF LICENSE       POWER IN KW'S     FREQUENCY   FCC AUTHORIZATION
- --------------------------  ------------------------ ----------------  -----------  ------------------
Jackson, MS
 WMSI-FM ................... Jackson, MS                    100        102.9 MHz          6/1/96*
 WKTF-FM ................... Jackson, MS                    100        95.5 MHz           6/1/96*
 WJDS-AM ................... Jackson, MS             5 Day, 1 Night    620 kHz           6/1/96*
 WSTZ-FM ................... Vicksburg, MS                  100        106.7 MHz          6/1/96*
 WJDX-FM ................... Jackson, MS                     96        96.3 MHz           6/1/96*
 WZRX-AM ................... Jackson, MS             5 Day, 1 Night    1590 kHz           6/1/96*
Biloxi, MS
 WKNN-FM  .................. Pascagoula, MS                  99        99.1 MHz           6/1/96*
 WMJY-FM ................... Biloxi, MS                     100        93.7 MHz           6/1/96*
Myrtle Beach, SC
 WYAK-FM ................... Surfside Beach, SC              12.5      103.1 MHz          12/1/02
 WVCO-FM ................... Loris, SC                        2.65     94.9 MHz           12/1/02
 WMYB-FM ................... Socastee, SC                    13.5      99.5 MHz           12/1/02
SOUTHWEST REGION
Houston, TX
 KODA-FM ................... Houston, TX                     95        99.1 MHz            8/1/97
 KKRW-FM ................... Houston, T                     100        93.7 MHz            8/1/97
San Diego, CA
 KYXY-FM ................... San Diego, CA                   41        96.5 MHz           12/1/97
 KMKX-FM ................... San Diego, CA                   36        103.7 MHz          12/1/97
Tucson, AZ
 KRQQ-FM ................... Tucson, AZ                      91        93.7 MHz           10/1/97
 KWFM-FM ................... Tucson, AZ                      90        92.9 MHz           10/1/97
 KCEE-AM ................... Tucson, AZ                       1        940 kHz            10/1/97
 KNST-AM ................... Tucson, AZ              5 Day, 0.5 Night  790 kHz            10/1/97
Wichita, KS
 KRZZ-FM ................... Derby, KS                       50        96.3 MHz            6/1/97
 KKRD-FM ................... Wichita, KS                     95        107.3 MHz           6/1/97
 KNSS-AM ................... Wichita, KS                       .6      1240 kHz            6/1/97

- ------------

(*)    License renewal pending.

(1) A petition to deny the transfer of control of the station to the Company was filed with the FCC alleging past employment discrimination at the station. This petition was denied by the FCC on April 19, 1996. Such denial awaits finality, which is expected to occur in May 1996.

(2) FCC records indicate that a complaint is pending at the FCC against WPYX-FM regarding the broadcast of allegedly indecent material.

(3) On February 27, 1996, the FCC issued a decision imposing a notice of apparent liability for a forfeiture against Duchossois Communications Co. of Maryland ("Duchossois"), an earlier licensee of WHFS-FM, in the aggregate amount of $38,000 for violations of certain of the FCC's rules. On December 21, 1993, the FCC approved the assignment of the license for radio station WHFS-FM from Duchossois to Liberty Broadcasting of Maryland, Inc. ("Liberty of Maryland"), which is a subsidiary of Liberty and is the former licensee of WHFS-FM. An individual who had petitioned the FCC to deny the assignment appealed the grant of such approval to the United States Court of Appeals for the District of Columbia Circuit. In June 1995, Liberty of Maryland filed an application for the renewal of the license of WHFS-FM. The aforementioned petitioner filed a petition to deny Liberty's renewal. On April 23, 1996, the FCC (i) approved a Settlement Agreement between Liberty of Maryland, WHFS, Inc. (a subsidiary of Liberty and the present licensee of WHFS-FM) and the petitioner, (ii) dismissed the petition to deny the WHFS-FM renewal application and (iii) approved the petitioner's dismissal of the court appeal of the FCC's grant of consent to the assignment of WHFS-FM's license from Duchossois to Liberty of Maryland. These actions await finality, which is expected to occur in June 1996.

   Ownership Matters. The Communications Act prohibits the assignment of a broadcast license or the transfer of control of a broadcast licensee without the prior approval of the FCC. In determining whether to grant or renew a broadcast license, the FCC considers a number of factors pertaining to the licensee, including compliance with various rules limiting common ownership of media properties, the "character" of the licensee and those persons holding "attributable" interests therein and compliance with the Communications Act's limitations on alien ownership.

   To obtain the FCC's prior consent to transfer control of or assign a broadcast license, appropriate applications must be filed with the FCC. If the transfer or assignment application involves a "substantial change" in ownership or control, the application is placed on public notice for a period of approximately 30 days during which petitions to deny the application may be filed by interested parties, including members of the public. If the transfer or assignment application does not involve a "substantial change" in ownership or control, it is a "pro forma" application. The "pro forma" application is nevertheless subject to having informal objections filed against it. If the FCC grants a transfer or assignment application, interested parties have approximately 30 days from public notice of the grant to seek reconsideration or review of that grant. The FCC normally has approximately an additional ten days to set aside on its own motion such grant.

   Pursuant to the Recent Legislation, the limit on the number of radio stations one entity may own nationally has been eliminated and the limits on the number of radio stations one entity may own locally have been increased as follows: (i) in a market with 45 or more commercial radio stations, an entity may own up to eight commercial radio stations, not more than five of which are in the same service (FM or AM), (ii) in a market with between 30 and 44 (inclusive) commercial radio stations, an entity may own up to seven commercial radio stations, not more than four of which are in the same service, (iii) in a market with between 15 and 29 (inclusive) commercial radio stations, an entity may own up to six commercial radio stations, not more than four of which are in the same service and (iv) in a market with 14 or fewer commercial radio stations, an entity may own up to five commercial radio stations, not more than three of which are in the same service, except that an entity may not own more than 50% of the stations in such market. FCC ownership rules continue to permit an entity to own one FM and one AM station locally regardless of market size. For the purposes of these rules, a radio station being programmed pursuant to an LMA by an entity is not counted as an owned station for purposes of determining the programming entity's local ownership limits unless the entity already owns a radio station in that market; a radio station whose advertising time is being sold pursuant to a JSA is currently not counted as an owned station of the entity selling the advertising time even if that entity owns a radio station in that market.

   The Communications Act and FCC rules also prohibit the common ownership, operation or control (i) of a radio broadcast station and a television broadcast station serving the same geographic market, subject to a waiver of such prohibition for stations located in the largest television markets if certain conditions are satisfied (the Recent Legislation directs the FCC to extend such waiver policy to the top 50 television markets), and (ii) of a radio broadcast station and a daily newspaper serving the same geographic market. Under these rules, absent waivers, the Company would not be permitted to acquire any daily newspaper or television broadcast station (other than low-power television) in any geographic market in which it owns broadcast properties.

   The FCC generally applies its ownership limits to "attributable" interests held by an individual, corporation, partnership or other association. In the case of corporations holding (or through subsidiaries controlling) broadcast licenses, the interests of officers, directors and those who, directly or indirectly, have the right to vote 5% or more of the corporation's stock (or 10% or more of such stock in the case of insurance companies, investment companies and bank trust departments that are passive investors) are generally attributable, except that, in general, no minority voting stock interest will be attributable if there is a single holder of more than 50% of the outstanding voting power of the corporation. The FCC has outstanding a notice of proposed rule making that, among other things, seeks comment on whether the FCC should modify its attribution rules by (i) restricting the availability of the single majority shareholder exemption and (ii) attributing under certain circumstances certain interests such as non-voting stock or debt. The Company cannot predict the outcome of this proceeding or how it will affect the Company's business.

   R. Steven Hicks, the Company's President and Chief Executive Officer, is the sole voting shareholder of Gulfstar, which is the licensee through subsidiaries of KLVI-AM and KYKR-FM, Beaumont, Texas, KKMY-FM, Orange, Texas, KYKS-FM, Lufkin, Texas, KIXS-FM, Victoria, Texas, KNUE-FM, Tyler, Texas, KBRQ-FM, Hillsboro, Texas, KKAM-AM, KFMX-FM and KRLB-FM, Lubbock, Texas, KIIZ- FM, Killeen, Texas, KNRV-FM, Harker Heights, Texas, WTAW-AM and KTSR-FM, College Station, Texas, KKYR-AM, Texarkana, Arkansas, KKYR-FM, Texarkana, Texas, and WJBO-AM, WFMF-FM, WYNK-AM and WYNK-FM, Baton Rouge, Louisiana (subsidiaries of Gulfstar also provide program-ming to KAGG-FM, Madisonville, Texas and sell advertising on KLFX-FM, Nolanville, Texas, KAFX- FM, Diboll, Texas, KISX-FM Whitehouse, Texas, KTYL-FM, Tyler, Texas and KLUB-FM, Bloomington, Texas pursuant to JSAs). Mr. Hicks has submitted an application to divest himself of his attributable interest in Gulfstar. This application was granted by the FCC on February 14, 1996, and the proposed divestiture awaits consummation. Mr. Hicks also has interests in other broadcasting companies that are not attributable interests under FCC rules and regulations.

   Robert F.X. Sillerman, the Executive Chairman of the Company has non-voting common and preferred stock interests in Triathlon, which has or proposes to have attributable interests in radio stations in small and medium markets primarily located in the Midwest and Western United States. Heretofore, the FCC has not considered Mr. Sillerman's interest in Triathlon to be an attributable one. However, Mr. Sillerman's non-voting stock interests in Triathlon are convertible into voting stock interests under certain circumstances, including the receipt of necessary FCC approval. The FCC is examining, through outstanding rule making and adjudicatory proceedings, whether to change the criteria for considering an interest to be attributable. Some commentators in the rule making proceedings have urged that the test of attribution should not be voting power but rather influence over the licensee. Fisher Wayland Cooper Leader & Zaragoza LLP, FCC counsel to the Company, has advised the Company that to the extent that the FCC adopts this standard, certain contractual arrangements between SCMC, a corporation controlled by Mr. Sillerman, and Triathlon may cause Messrs. Sillerman and Tytel's interests in Triathlon to be attributable. If the FCC were to determine that Messrs. Sillerman and Tytel's interests in Triathlon were attributable, then Messrs. Sillerman and Tytel may be required to reduce the number of their attributable interests to the then-applicable permissible limits contained in the FCC's local ownership rules.

   Under certain circumstances, the FCC's "cross-interest" policy may prohibit one party from acquiring an attributable interest in one media outlet and a substantial non-attributable economic interest in another media outlet in the same market. Prior to consummation of the Prism Acquisition, the FCC will need to determine that its cross-interest policy does not prohibit the Company's acquisition of KNSS-AM, KKRD-FM and KRZZ-FM, each operating in the Wichita, Kansas market, a market in which Triathlon already owns stations. In accordance with the cross-interest policy, the Company will need to demonstrate that competition for the sale of spot advertising in the Wichita, Kansas market will not be impaired as a result of Robert F.X. Sillerman's passive interest in Triathlon and his active interest in the Company. The Company believes that because Mr. Sillerman is not active in Triathlon's daily operations and is not an officer or director of Triathlon, the FCC is not likely to invoke its cross-interest policy in this case. However, there can be no assurance that the FCC will not invoke its cross-interest policy and prohibit the acquisition of such stations by the Company.

   The Communications Act prohibits the issuance of a broadcast license to, or the holding of a broadcast license by, any corporation of which more than 20% of the capital stock is owned of record or voted by non-U.S. citizens or their representatives or by a foreign government or a representative thereof, or by any corporation organized under the laws of a foreign country (collectively, "Aliens"). The Communications Act also authorizes the FCC, if the FCC determines that it would be in the public interest, to prohibit the issuance of a broadcast license to, or the holding of a broadcast license by, any corporation directly or indirectly controlled by any other corporation of which more than 25% of the capital stock is owned of record or voted by Aliens. The Company has been advised that the FCC staff has interpreted this provision to require a finding that such a grant or holding would be in the public interest before a broadcast license may be granted to or held by any such corporation and that the FCC staff has made such a finding only in limited circumstances. The FCC has issued interpretations of existing law under which these restrictions in modified form apply to other forms of business organizations, including partnerships. As a result of these provisions, the licenses granted to the radio station subsidiaries of the Company by the FCC could be revoked if, among other restrictions imposed by the FCC, more than 25% of the Company's stock were directly or indirectly owned or voted by Aliens. The Restated Certificate of Incorporation (the "Certificate of Incorporation") of the Company contains limitations on Alien ownership and control of the Company that are substantially similar to those contained in the Communications Act.

   Local Marketing Agreements. Over the past few years, a number of radio stations, including certain of the Company's stations, have entered into what have commonly been referred to as LMAs. While these agreements may take varying forms, pursuant to a typical LMA, separately owned and licensed radio stations agree to enter into cooperative arrangements of varying sorts, subject to compliance with the requirements of antitrust laws and with the FCC's rules and policies. Under these types of arrangements, separately-owned stations could agree to function cooperatively in terms of programming, advertising sales, etc., subject to the requirement that the licensee of each station shall maintain independent control over the programming and operations of its own station. One typical type of LMA is a programming agreement between two separately-owned radio stations serving a common service area, whereby the licensee of one station programs substantial portions of the broadcast day on the other licensee's station, subject to ultimate editorial and other controls being exercised by the latter licensee, and sells advertising time during such program segments. Such arrangements are an extension of the concept of "time brokerage" agreements, under which a licensee of a station sells blocks of time on its station to an entity or entities which program the blocks of time and which sell their own commercial advertising announcements during the time periods in question.

   The FCC has determined that issues of joint advertising sales should be left to enforcement by antitrust authorities and has specifically revised its cross-interest policy to make that policy inapplicable to time brokerage arrangements. Furthermore, over the past few years, the staff of the FCC's Mass Media Bureau has held that LMAs are not contrary to the Communications Act, provided that the licensee of the station which is being substantially programmed by another entity maintains complete responsibility for and control over programming and operations of its broadcast station and assures compliance with applicable FCC rules and policies.

   The FCC's multiple ownership rules specifically permit radio station LMAs to continue to be entered into and implemented, but provide that a station brokering more than 15% of the time on another station serving the same market will be considered to have an attributable ownership interest in the brokered station for purposes of the FCC's multiple ownership rules. As a result, in a market in which the Company owns a radio station, the Company would not be permitted to enter into an LMA with another local radio station which it could not own under the local ownership rules, unless the Company's programming constitutes 15% or less of the other local station's programming time on a weekly basis. The FCC's rules also prohibit a broadcast licensee from simulcasting more than 25% of its programming on another station in the same broadcast service (i.e., AM-AM or FM-FM) through a time brokerage or LMA arrangement where the brokered and brokering stations which it owns or programs serve substantially the same area.

   Joint Sales Agreements. Currently, JSAs are not deemed by the FCC to be attributable. However, the FCC has outstanding a notice of proposed rule making concerning, among other things, whether JSAs should be considered attributable interests. The attribution of radio station JSAs has become less of an issue as a result of the general liberalization of the ownership limits on radio stations authorized by the Recent Legislation. If JSAs become attributable interests as a result of such rule making, the Company would be required to terminate any JSA it might have with a radio station with which the Company could not have an LMA.

   Programming and Operation. The Communications Act requires broadcasters to serve the "public interest." The FCC gradually has relaxed or eliminated many of the more formalized procedures it had developed in the past to promote the broadcast of certain types of programming responsive to the needs of a station's community of license. A licensee continues to be required, however, to present programming that is responsive to issues of the station's community, and to maintain certain records demonstrating such responsiveness. Complaints from listeners concerning a station's programming often will be considered by the FCC when it evaluates renewal applications of a licensee, although such complaints may be filed at any time and generally may be considered by the FCC at any time. Stations also must follow various rules promulgated under the Communications Act that regulate, among other things, political advertising, sponsorship identifications, the advertisement of contests and lotteries, obscene and indecent broadcasts, and technical operations, including limits on radio frequency radiation. In addition, licensees must develop and implement affirmative action programs designed to promote equal employment opportunities, and must submit reports to the FCC with respect to these matters on an annual basis and in connection with a renewal application.

   Failure to observe these or other rules and policies can result in the imposition of various sanctions, including monetary forfeitures, the grant of "short" (less than the maximum) renewal terms or, for particularly egregious violations, the denial of a license renewal application or the revocation of a license.

   Proposed Changes. The Congress and/or the FCC have under consideration, and in the future may consider and adopt, new laws, regulations and policies regarding a wide variety of matters that could affect, directly or indirectly, the operation, ownership and profitability of the Company's radio broadcast stations, result in the loss of audience share and advertising revenues for the Company's radio broadcast stations, and affect the ability of the Company to acquire additional radio broadcast stations or finance such acquisitions. Such matters may include: changes to the license renewal process; spectrum use or other fees on FCC licensees; revisions to the FCC's equal employment opportunity rules and other matters relating to minority and female involvement in the broadcasting industry; proposals to change rules relating to political broadcasting; technical and frequency allocation matters; proposals to permit expanded use of FM translator stations; proposals to restrict or prohibit the advertising of beer, wine and other alcoholic beverages on radio; changes in the FCC's cross-interest, multiple ownership and cross-ownership policies; changes to broadcast technical requirements; delivery by telephone companies of audio and video programming to the home through existing phone lines; proposals to limit the tax deductibility of advertising expenses by advertisers; and proposals to auction the right to use the radio broadcast spectrum to the highest bidder, instead of granting FCC licenses and subsequent license renewals.

   The FCC is currently considering whether to authorize the use of a new technology, digital audio broadcasting ("DAB"), to deliver audio programming. DAB may provide a medium for the delivery by satellite or terrestrial means of multiple new audio programming formats to local and national audiences. It is not presently known precisely how in the future this technology may be used by existing radio broadcast stations either on existing or alternate broadcasting frequencies.

   The Company cannot predict what other matters might be considered in the future by the FCC and/or Congress, nor can it judge in advance what impact, if any, the implementation of the Recent Legislation or any of these proposals or changes might have on its business.

PROPERTIES

   The Company's corporate headquarters are located in New York, New York, and Austin, Texas. The types of properties required to support each of the Company's radio stations include offices, studios and transmitter antenna sites. The transmitter sites are consistent with the station licenses and are generally located so as to provide maximum market coverage.

   The studios and offices of KODA-FM in Houston, Texas, WMSI-FM, WJDS-AM, and WKTF-FM in Jackson, Mississippi, KJQY-FM and KYXY-FM in San Diego, California and WSIX-FM and WRVW-FM in Nashville, Tennessee are owned by the Company. These properties secure the Company's borrowings under the Old Credit Agreement and are expected to secure the Company's borrowings under the New Credit Agreement. The studios and offices of the Company's other stations, as well as the Company's corporate headquarters in New York, New York, and Austin, Texas, are located in leased facilities with lease terms that expire in approximately one to eight years. The Company owns or leases all of its transmitter antenna sites, with lease terms that expire in one to 49 years. The Company does not anticipate any difficulties in renewing those leases that expire within the next five years or in leasing other space if required. No particular interest in real property is material to the Company's overall operations. Management believes that its properties are in good condition and are suitable for its operations; however, the Company continually looks for opportunities to upgrade its properties.

   Upon the consummation of the Liberty Acquisition, the Company will own (i) the studios and transmitter sites for WBAB-FM and WGBB-AM, the studio for WBLI-FM and the transmitter site for WHFM-FM, each operating in Nassau-Suffolk, New York, (ii) the studios and transmitter sites for WHJY-FM and WHJJ-AM, both operating in Providence, Rhode Island, (iii) the studio and transmitter

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site for WHCN-FM and WPOP-AM and the studio for WMRQ-FM, each operating in
Hartford, Connecticut, and (iv) the studios for WTRY-AM and WPYX-FM and the transmitter sites for WPYX-FM and WGNA-AM, each operating in Albany, New York. The other facilities used in the operations of the Liberty Stations have been leased.

   Upon the consummation of the Prism Acquisition, the Company will own the studios for KWFM-FM and KCEE-AM, Tucson, Arizona and WKQL-FM, WIVY-FM, WOKV-AM and WPDQ-AM, Jacksonville, Florida, and the transmitter sites for KCEE-AM and KNST-AM, Tucson, Arizona, WDCG-FM and WZZU-FM, Raleigh, North Carolina, KNSS-AM and KRZZ-FM, Wichita, Kansas, and WOKV-AM and WPDQ-AM, Jacksonville, Florida. The other facilities used in the operations of the Prism Stations have been leased.

   Upon the consummation of the MMR Merger, the Company will own the studios and transmitter sites for WYAK-FM, Myrtle Beach, South Carolina and WHMP-FM and WHMP-AM, Northampton, Massachusetts, and the studio and tower site for WKNN-FM and WMJY-FM, Biloxi, Mississippi. The other facilities used in the operations of the MMR Stations have been leased.

   Upon consummation of the Additional Acquisitions, the Company will own the tower site for WZRX-AM, Jackson, Mississippi, and the studio sites for WSTZ-FM and WZRX-AM, both operating in Jackson, Mississippi. The other facilities used in the operations of the stations to be acquired in the Additional Acquisitions will be leased by the Company upon consummation of each of the Additional Acquisitions.

   The Company owns substantially all of the equipment used in its radio broadcasting business. The Company believes that its properties are in good condition and suitable for its current and foreseeable operations.

LEGAL PROCEEDINGS

   In the opinion of management, there are no material threatened or pending legal proceedings against the Company or any entity affiliated with Messrs. Sillerman or Hicks, which, if adversely decided, would have a material effect on the financial condition or prospects of the Company.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

   The current directors and executive officers of the Company are as follows:

                                 DIRECTOR
NAME                      AGE     SINCE    POSITION
- ----------------------  -----  ----------  ---------------------------------------------------
Robert F.X. Sillerman     48       1992    Director and Executive Chairman
R. Steven Hicks .......   46       1993    Director, President, Chief Executive Officer and
                                             Chief Operating Officer
D. Geoffrey Armstrong     39       1993    Director, Executive Vice President, Chief Financial
                                             Officer and Treasurer
Howard J. Tytel .......   49       1993    Director, Executive Vice President and Secretary
James F. O'Grady, Jr.     68       1993    Director
Paul Kramer ...........   64       1993    Director
Richard A. Liese ......   45       1995    Director, Vice President and Assistant General
                                             Counsel

   Upon the consummation of the MMR Merger, it is anticipated that (i) Michael G. Ferrel, Chief Executive Officer, President and Chief Operating Officer of MMR will become Chief Executive Officer and a Director of the Company, (ii) D. Geoffrey Armstrong will become the Chief Operating Officer and interim Chief Financial Officer of the Company and (iii) an additional "Independent Director" (as defined herein) will be appointed to serve until the next annual meeting of stockholders or until his successor is elected and qualified. The Company anticipates that in the event the MMR Merger is not consummated, Robert F.X. Sillerman will become the Chief Executive Officer of the Company.

CERTAIN INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS

   Information with respect to the business experience and affiliations of the current and anticipated directors and executive officers of the Company is set forth below.

   ROBERT F.X. SILLERMAN has been Executive Chairman of the Company since July 1, 1995, and from 1992 through June 30, 1995, he served as Chairman and Chief Executive Officer of the Company. Since 1985 he has been Chairman of the Board and Chief Executive Officer of SCMC, a private investment company which makes investments in and provides financial consulting services to companies engaged in the media business and, through privately held entities, he controls the general partner of Sillerman Communication Partners, L.P. ("SCP"), an investment partnership. From 1985 to 1989, Mr. Sillerman was co-Chairman of Legacy Broadcasting, Inc. ("Legacy I"), which owned radio stations and which has subsequently been liquidated. In addition, Mr. Sillerman was Co-Chairman of Metropolitan Broadcasting Corporation ("Metropolitan"), which was merged with Legacy I and Group W Radio Holdings, Inc., an affiliate of Westinghouse Broadcasting Corporation, in 1989. Mr. Sillerman also served, from 1990 to 1993, as co-Chairman of Legacy Broadcasting, Inc. ("Legacy II"), which through a related partnership owned and operated a radio business. In 1993, Mr. Sillerman became the Chancellor of the Southampton campus of Long Island University.

   MICHAEL G. FERREL has served as President and Chief Operating Officer of MMR and a member of its Board of Directors since MMR's inception in August 1992 and as Co-Chief Executive Officer of MMR from January 1994 to January 1996, when he became the Chief Executive Officer. Mr. Ferrel has agreed to become the Chief Executive Officer and to serve on the Company's Board of Directors following completion of the MMR Merger. From 1990 to 1993, Mr. Ferrel served as Vice President of Goldenberg Broadcasting, Inc. the former owner of radio station WPKX-FM, Springfield, Massachusetts, which was acquired by MMR in July 1993. From 1984 to 1990, Mr. Ferrel served as Vice President and General Manager of WGMS-AM and WGMS-FM, both operating in Washington, D.C. and from 1988 to 1990, Mr. Ferrel served as Chief Operating Officer and was a part owner of WMME-AM and WMME-FM, both operating in Augusta, Maine. From 1990 to 1994, Mr. Ferrel served as General Manager of WPKX-FM. Mr. Ferrel served as Chairman of the Washington, DC Area Broadcasting Association in 1988.

   R. STEVEN HICKS is President and Chief Executive Officer and a Director of the Company. Mr. Hicks has entered into an agreement (the "Hicks Agreement") with the Company pursuant to which he has agreed to resign as an executive officer of the Company upon consummation of the MMR Merger and to enter into a five-year consulting agreement with the Company effective at such time. See "-- Executive Compensation -- Employment Agreements." From May 1989 to October 1993, he served as President and Chief Executive Officer of Capstar Communications, Inc., a predecessor of the Company. From 1986 to 1992, Mr. Hicks was Chairman of Hicks Broadcasting Corporation ("HBC"), an owner and operator of radio stations and the sole general partner of Hicks Broadcasting Partners of Tennessee, L.P. Mr. Hicks was also Chief Executive Officer of HBC from 1987 to 1989. Mr. Hicks is the sole voting stockholder of Gulfstar Communications, Inc., which along with its affiliates owns 15 small market radio stations in Texas, one in Arkansas and four in Baton Rouge, Louisiana. Subsequent to the execution of the Hicks Agreement, it was publicly announced that Mr. Hicks will head a new investment group that intends to acquire radio properties, which properties may be located in markets similar to certain of the Company's target markets.

   D. GEOFFREY ARMSTRONG is Executive Vice President, Chief Financial Officer and Treasurer and a Director of the Company. Mr. Armstrong has entered into an agreement with the Company pursuant to which he has agreed to become the Chief Operating Officer and interim Chief Financial Officer of the Company upon consummation of the MMR Merger. See "-- Executive Compensation -- Employment Agreements." Mr. Armstrong had been Vice President, Chief Financial Officer and Treasurer of the Company from 1992 until March 1995. He had been Executive Vice President and Chief Financial Officer of Capstar since 1989. From 1988 to 1989, Mr. Armstrong was the Chief Executive Officer of Sterling Communications Corporation ("Sterling"), which owned and operated five stations in three markets (Jackson, Mississippi, Greenville-Spartanburg, South Carolina and Baton Rouge, Louisiana). Sterling sold WGVL-AM and WSSL-FM, both operating in Greenville-Spartanburg, South Carolina, and WJDS-AM and WMSI-FM, both operating in Jackson, Mississippi, to Capstar in 1989. Mr. Armstrong was Chief Financial Officer of Sterling from 1986 to 1988.

   HOWARD J. TYTEL has been a Director, Executive Vice President and Secretary of the Company since 1992. Mr. Tytel has also been Executive Vice President and General Counsel of SCMC since 1985, a director of SCMC since 1989, and an officer and director of Legacy II from 1991 to 1993. Mr. Tytel was a director of Country Music Television from 1988 to 1991, was a director and Executive Vice President of Legacy I from 1986 to 1989 and Metropolitan from 1988 to 1989. Since March 1995 Mr. Tytel has been a director of Interactive Flight Technologies, Inc., a company providing computer-based in-flight entertainment. Mr. Tytel is currently Of Counsel to the law firm of Baker & McKenzie, which currently represents the Company, SCMC, SCP, MMR and Triathlon.

   JAMES F. O'GRADY, JR. has been President of O'Grady and Associates, a media brokerage and consulting company, since 1979. Mr. O'Grady has been a director of Orange and Rockland Utilities, Inc. and of Video for Broadcast, Inc. since 1980 and 1991, respectively. Mr. O'Grady has been the co-owner of Allcom Marketing Corp., a corporation that provides marketing and public relations services for a variety of clients, since 1985, and has been Of Counsel to Cahill and Cahill, Brooklyn, New York, since 1986. He also serves on the Board of Trustees of St. John's University, and has served as a director of The Insurance Broadcast System, Inc. since 1994.

   PAUL KRAMER has been a partner in Kramer & Love, financial consultants specializing in acquisitions, reorganizations and dispute resolution, since 1994. In addition, from 1992 to 1994, Mr. Kramer was an independent financial consultant to foreign investors. Mr. Kramer was a partner in the New York office of Ernst & Young from 1968 to 1992, and from 1987 to 1992 was Ernst & Young's designated Broadcasting Industry Specialist.

   RICHARD A. LIESE has been a Director, Vice President and Assistant General Counsel of the Company since 1995. Mr. Liese has also been the Assistant General Counsel and Assistant Secretary of SCMC since 1988. In addition, from 1993 until April 1995, he served as Secretary of MMR.

   The By-laws of the Company authorize the Board of Directors to fix the number of directors from time to time, but at no less than two nor more than nine directors. The Board of Directors has fixed the number of directors at seven, which number is to be increased to nine prior to consummation of the MMR Merger. The owners of the Class A Common Stock voting separately as a class are entitled to elect two-sevenths (currently two) of the members of the Company's Board of Directors (the "Class A Directors"), which number will be increased following the MMR Merger. The remaining directors are elected by the holders of the Class A Common Stock and the Class B Common Stock, with the holders of the Class A Common Stock having one vote per share and the holders of the Class B Common Stock having ten votes per share. Therefore, the holders of the Class B Common Stock currently control the outcome of the election of a majority of seats. In the event dividends on the Series D Preferred Stock are in arrears and unpaid in an aggregate amount equal to six full quarterly dividends and in certain other circumstances, the holders of the Series D Preferred Stock (voting separately as a class) will be entitled to elect two additional members of the Board of Directors of the Company.

   Messrs. O'Grady and Kramer are the current Class A Directors. Each of Messrs. O'Grady and Kramer is qualified to be an "Independent Director," defined in the Certificate of Incorporation of the Company as a director of the Company who is not (i) an officer or employee of the Company, or a director, officer or employee of any of its subsidiaries or any affiliate of Mr. Sillerman, (ii) an affiliate of Mr. Sillerman or (iii) an individual having a relationship which, in the opinion of the Board of Directors of the Company, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Upon the consummation of the MMR Merger, it is anticipated that Mr. Ferrel and an additional "Independent Director" will be appointed to the Board of Directors, each to hold office until the next annual meeting of stockholders following such person's appointment or until his successor is elected and qualified.

BOARD MEETINGS AND COMMITTEES

   The standing committees of the Board of Directors are the Audit Committee, the Compensation Committee and the Stock Option Committee. The Audit Committee of the Board of Directors currently consists of Mr. Armstrong and the two Class A Directors, Messrs. O'Grady and Kramer. The principal functions of the Audit Committee are to review and make recommendations to the Board of Directors with respect to the selection and the terms of engagement of the Company's independent public accountants, and to maintain communications among the Board of Directors, such independent public accountants, and the Company's internal accounting staff with respect to accounting and audit procedures, the implementation of recommendations by such independent public accountants, the adequacy of the Company's internal controls and related matters. The Audit Committee reviews certain related-party transactions and potential conflict-of-interest situations involving officers, directors or stockholders of the Company.

   The Compensation Committee of the Board of Directors consists of Mr. Sillerman and the two Class A Directors, Messrs. Kramer and O'Grady. Mr. Sillerman is the Executive Chairman of the Company and an officer of all of the Company's subsidiaries. The principal functions of the Compensation Committee are to review and make recommendations with respect to certain of the Company's compensation programs and compensation arrangements with respect to certain officers, including Messrs. Sillerman, Hicks and Armstrong.

   The Stock Option Committee consists of Messrs. Kramer and O'Grady, the two Class A Directors. The principal functions of the Stock Option Committee are to grant options, determine which employees and other individuals performing substantial services to the Company may be granted options and determine the rights and limitations of options granted under the Company's plans.

REMUNERATION OF DIRECTORS

   All Directors hold office until the next annual meeting of stockholders following their election or until their successors are elected and qualified. Officers are elected annually by the Board of Directors and serve at the discretion of the Board. Messrs. Sillerman, Hicks and Armstrong have entered into employment agreements with the Company, and Mr. Ferrel, who is expected to be appointed to the Board of Directors following the completion of the MMR Merger, will enter into an employment agreement with the Company to be effective upon completion of the MMR Merger. See "-- Employment Agreements."

   Directors employed by the Company receive no compensation for meetings they attend. Each Director not employed by the Company receives a fee of $1,500 for each meeting of the Board of Directors he attends in addition to reimbursement of travel expenses. Each such Director who is a member of the Compensation Committee or the Audit Committee also receives $1,500 for each committee meeting he attends which is not held in conjunction with a Board of Directors meeting. If such committee meeting occurs in conjunction with a Board of Directors meeting, each committee member receives an additional $500 for each committee meeting he attends. In connection with the MMR Merger each of Messrs. Kramer and O'Grady has received a one-time fee of $50,000 as remuneration for attending the independent committee meetings.

   Additionally, since March 1, 1995, each of Messrs. Kramer and O'Grady has received an annual fee of $12,000, and effective May 16, 1995 each of Messrs. Kramer and O'Grady received cash-only stock appreciation rights with respect to 5,000 shares of Class A Common Stock. The cash-only stock appreciation rights entitle the holder thereof to receive on each anniversary of the grant date until May 16, 2000, a cash payment is the amount of the difference between $21.25 and the closing price of the Class A Common Stock on that date multiplied by 1,000.

EXECUTIVE COMPENSATION

   The following table sets forth certain information regarding all compensation awarded to, earned by or paid to the Executive Chairman of the Company and the next most highly compensated executive officers who received salary and bonus of at least $100,000 for 1995 for services rendered in all capacities to the Company, its subsidiaries and its predecessor, Capstar, for the last three fiscal years. The Executive Chairman and such executive officers are collectively referred to as the "Named Executive Officers."

                          SUMMARY COMPENSATION TABLE
             FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

         NAME AND            FISCAL      ANNUAL
    PRINCIPAL POSITION      YEAR(1)    SALARY($)       BONUS
- -------------------------  --------  ------------  ------------
Robert F.X. Sillerman         1995      300,000             0
 Executive Chairman           1994      250,000             0
                              1993      250,000             0
R. Steven Hicks               1995      300,000       200,000
 President and Chief          1994      250,000             0
 Executive Officer            1993      189,377(4)          0
D. Geoffrey Armstrong         1995      200,000             0
 Executive Vice               1994      150,000             0
 President, Chief             1993      105,000(6)    303,000(7)
 Financial Officer and
 Treasurer
Richard A. Liese              1995       52,083(8)          0
 Vice President and           1994            0             0
 Assistant General            1993            0             0
 Counsel




                    (RESTUBBED TABLE CONTINUED FROM ABOVE)

                                              LONG TERM COMPENSATION
                                                      AWARDS
                                           --------------------------
                                                           SECURITIES
                                             RESTRICTED    UNDERLYING
         NAME AND            OTHER ANNUAL      STOCK        OPTIONS/       LTIP        ALL OTHER
    PRINCIPAL POSITION  COMPENSATION($)(2)   AWARDS($)      SARS(#)     PAYOUTS($)  COMPENSATION($)
- -------------------------  --------------  ------------  ------------  ----------  ---------------
Robert F.X. Sillerman             0              0           60,000         0              0
 Executive Chairman               0              0           30,000         0              0
                                  0              0          130,000         0              0
R. Steven Hicks                   0              0           50,000         0        250,000(3)(9)
 President and Chief              0              0           30,000         0              0
 Executive Officer                0              0          130,000         0              0
D. Geoffrey Armstrong             0              0           50,000         0        150,000(5)(9)
 Executive Vice                   0              0           20,000         0              0
 President, Chief                 0              0           65,000         0              0
 Financial Officer and
 Treasurer
Richard A. Liese                  0              0            2,000         0              0
 Vice President and               0              0                0         0              0
 Assistant General                0              0                0         0              0
 Counsel


- ------------

(1) The Company began operations during 1993. Amounts for fiscal year 1993 for Messrs. Hicks and Armstrong represent reportable compensation from the Company and Capstar. Mr. Tytel does not receive any compensation from the Company for serving as Executive Vice President and Secretary but does receive fees for each Board of Directors meeting he attends.

(2) For each of the last three fiscal years the aggregate amount of prerequisites and other personal benefits did not exceed the lesser of $50,000 or 10% of the salary and bonus for each of the Named Executive Officers.

(3) Amount paid to Mr. Hicks pursuant to his employment agreement as part of the deferred compensation package. See "-- Employment Agreements."

(4)    Of this amount, $126,877 was paid to Mr. Hicks by Capstar.

(5) Amount paid to Mr. Armstrong pursuant to his employment agreement, of which $37,500 was earned on December 31, 1995 while the remaining $112,500 will be deemed earned in equal parts on April 1, of 1996, 1997 and 1998, respectively. See "-- Employment Agreements."

(6)    Of this amount, $67,500 was paid to Mr. Armstrong by Capstar.

(7) A bonus of $250,000 was paid to Mr. Armstrong by Capstar prior to the consummation of the Initial Public Offering.

(8) Mr. Liese became a Vice President and Assistant General Counsel of the Company effective August 1, 1995 and receives an annual salary of $125,000.

(9) Each of Mr. Hicks and Mr. Armstrong would have received options to purchase 100,000 shares of Class A Common Stock in the event of a "Change of Control" as defined in their respective employment agreements. Pursuant to the Hicks Agreement and the Armstrong Agreement, the Company agreed to repurchase these rights with the proceeds of the Note Offering.

EMPLOYMENT AGREEMENTS

   The Company has employment agreements with each of Messrs. Sillerman, Hicks and Armstrong, and has entered into an employment agreement with Mr. Ferrel to be effective upon completion of the MMR Merger.

   Mr. Sillerman's employment agreement has a five-year period commencing on April 1, 1995 and provides that he serve as Executive Chairman of the Board and requires him to devote substantially all of his business time to the business and affairs of the Company but permits him to continue to fulfill his obligations as a director and officer of other entities, including entities with investments in broadcasting. Mr. Sillerman receives a base annual salary of $300,000 per year increased annually by 5%. In addition, Mr. Sillerman (i) receives an annual cash bonus based upon a formula to be determined by the Board of Directors upon the recommendation of the Compensation Committee and (ii) is granted options annually to acquire at least 50,000 shares of Class A Common Stock (the exact number of options to be determined by the Board of Directors upon recommendation of the Compensation Committee) at an exercise price equal to the fair market price of such stock on the date of grant, such options to be exercisable during a ten-year period and to vest on a schedule to be determined by the Board of Directors. In addition, during the term of Mr. Sillerman's employment, the Company has agreed to maintain an Office of the Chairman in New York, New York.

   Mr. Hicks entered into a five-year employment agreement with the Company commencing on April 1, 1995. Pursuant to such agreement, Mr. Hicks became Chief Executive Officer of the Company on July 1, 1995. Mr. Hicks receives a base salary of $300,000 per year increased annually by 5% and a cash bonus based on a formula to be determined by the Board of Directors upon the recommendation of the Compensation Committee (which is not to be less than $200,000). In addition, Mr. Hicks was granted options annually to acquire at least 25,000 shares of Class A Common Stock (the exact number of options to be determined by the Board of Directors upon recommendation of the Compensation Committee) at an exercise price equal to the fair market price of such stock on the date of such grant, such options to be exercisable during a ten-year period and to vest on a schedule to be determined by the Board of Directors. In addition, the employment agreement entitled Mr. Hicks to receive aggregate deferred compensation during the term of the employment agreement of $750,000, $250,000 of which was paid to Mr. Hicks upon the signing of the employment agreement and $100,000 of which is to be paid on March 31 of each year thereafter during the term of the employment agreement.

   On April 16, 1996, the Company entered into an agreement (the "Hicks Agreement") with Mr. Hicks which provides that Mr. Hicks' employment arrangement with the Company will terminate concurrently with the completion of the MMR Merger in consideration of a payment from the Company to Mr. Hicks of $1.8 million. The Hicks Agreement also provides that Mr. Hicks will serve on the Company's Board of Directors until the next annual meeting of stockholders following the MMR Merger. The Hicks Agreement also provides that on the earlier of the consummation of the MMR Merger or the Financing, Mr. Hicks will convert 75,000 shares of his Class B Common Stock into an equivalent number of shares of Class A Common Stock and to sell to the Company, for an aggregate purchase price of approximately $12.6 million, 68,874 shares of his Class B Common Stock, vested and unvested options to purchase 210,000 shares of Class A Common Stock granted pursuant to the Stock Option Plans (as defined) and Mr. Hicks' right to acquire options to purchase 200,000 shares of Class A Common Stock pursuant to his employment agreement. The Hicks Agreement also provides that during the five-year period commenc-ing on the date of the MMR Merger, Mr. Hicks shall have the right to require the Company to purchase all of his shares of Class A Common Stock owned on the date of the agreement (approximately 101,000 shares) at a price equal to the greater of $40.00 per share or the average closing price of the Class A Common Stock for the five business days preceding the repurchase. In the Hicks Agreement, Mr. Hicks agreed to serve as a consultant to the Company for a period of five years commencing on the completion of the MMR Merger and the Company agreed to compensate him for such services at the rate of $150,000 per year and to provide Mr. Hicks with an office, secretarial support and an automobile during such period. In the Hicks Agreement Mr. Hicks also agreed not to compete with the Company during the one-year period following the MMR Merger, unless the Company terminates the consulting arrangement with Mr. Hicks, except that he may continue to fulfill his fiduciary obligations as an officer and director of, and devote time to his investment interest in, Hicks Capital Corporation, Capstar, Inc. and Gulfstar Communications, Inc. (or any affiliate thereof), nor will he solicit any employees of the Company (other than those based in Austin, Texas) during such one-year period. In consideration of the foregoing, the Hicks Agreement provides that the Company make a payment to Mr. Hicks in the amount of $500,000. In addition the Hicks Agreement provides that the Company forgive the $2.0 million loan made by the Company to Mr. Hicks and all accrued but unpaid interest thereon upon the termination of the Hicks Agreement. Subsequent to the execution of the Hicks Agreement, it was publicly announced that Mr. Hicks will head a new investment group that intends to acquire radio properties, which properties may be located in markets similar to certain of the Company's target markets.

   Mr. Armstrong entered into a five-year employment agreement with the Company commencing on April 1, 1995, and currently serves as Executive Vice President, Chief Financial Officer and Treasurer of the Company. Mr. Armstrong receives a base salary of $200,000 per year increased annually by 5%, certain stock options and an aggregate deferred compensation package of $150,000, the components of which were determined by the Board of Directors, after and pursuant to the affirmative recommendation of its Compensation Committee. The Company and Mr. Armstrong entered into an addendum to Mr. Armstrong's employment agreement pursuant to which he received deferred compensation in the amount of $150,000, 25% of which is deemed earned on each of December 31, 1995, April 1, 1996, April 1, 1997 and April 1, 1998, respectively.

   The Company entered into an agreement, effective as of April 15, 1996, with Mr. Armstrong to amend his employment agreement with the Company effective as of completion of the MMR Merger (the "Armstrong Agreement") pursuant to which Mr. Armstrong has agreed to serve as the Chief Operating Officer of the Company and interim Chief Financial Officer. Mr. Armstrong has agreed to remain as the interim Chief Financial Officer of the Company until a full-time chief financial officer is hired by the Company. Pursuant to the Armstrong Agreement, the terms of his employment agreement remain in full force and effect except that the Company shall on the earlier of the closing of the MMR Merger and the closing of the Financing, pay to Mr. Armstrong a one-time payment of $4,575,000 in consideration of his agreement to defer payment pursuant to certain provisions of his employment agreement and the Company's repurchase of Mr. Armstrong's right to receive certain options pursuant to his employment agreement. The Company intends to pay such amounts to Mr. Armstrong from the proceeds of the Financing. Pursuant to the Armstrong Agreement, Mr. Armstrong's employment may be terminated by either party during the one month period commencing on the first anniversary of the consummation of the MMR Merger upon 30 days' written notice. If his employment agreement is terminated, Mr. Armstrong will receive a payment of $1.2 million pursuant to the provisions of his employment agreement which are currently deferred and the Company will purchase all of his outstanding options under the Stock Option Plans for an amount equal to the difference between (x) the number of such options multiplied by the respective exercise price of such options and (y) the number of such options multiplied by the greater of $40.00 and the average trading price of a share of Class A Common Stock during the 20 days prior to five days before the effective date of the termination of the employment agreement. In the event that the Company is required to purchase Mr. Armstrong's options, based upon an assumed exercise price of $34.00 per share and an assumed repurchase price of $40.00 per share, the Company will make a payment to Mr. Armstrong of approximately $3.25 million.

   Under each of the employment agreements, in the event that any of Messrs. Sillerman, Hicks (until completion of the MMR Merger) or Armstrong is (i) terminated "for cause" (as defined in the agreements) each is to receive his base salary through the date of such termination and his respective bonus and deferred compensation, if applicable, for the year in which he was terminated pro rated over the time in which he was employed by the Company during such year or (ii) terminated without cause or "constructively terminated without cause" (as defined in the agreements) each is to receive (1) the base salary accrued but not paid through termination, (2) the base salary for a period of 36 months or until the end of the contractual term (March 31, 2000), whichever is longer, provided that he shall be entitled, at his option, to receive a lump sum payment of such amount reduced by the present value of such payments using a discount rate of 75% of the prime rate as published by The Wall Street Journal and (3) a bonus over the balance of the term of employment (March 31, 2000), based on the bonus received for the year prior to termination, and deferred compensation, if applicable, provided that he shall be entitled, at his option, to receive a lump sum payment of such amount reduced by the present value of such payments using a discount rate of 75% of the prime rate as published by The Wall Street Journal. In addition, each of Messrs. Sillerman and Hicks (until completion of the MMR Merger) is entitled to options to purchase shares of Class A Common Stock in an amount equal to 50,000 and 25,000 shares, respectively, multiplied by the number of years remaining on the term of the agreement at an exercise price per share equal to the exercise price of the last stock option granted prior to termination.

   In the event that Mr. Sillerman is terminated without cause or there is a "constructive termination without cause" following a "change of control" (as defined in the employment agreements), he is to receive the amounts referred to above for termination without cause or "constructive termination without cause" in a lump sum without any discount. In addition, in the event that these payments constitute a "parachute payment," he is to receive an amount equal to 50% of any excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended. He shall, however, forfeit any rights as a result of a termination without cause or a constructive termination following a change of control if he accepts an offer to remain with the surviving company in an executive position (other than as a non-employee director). In addition, upon termination for any reason, any options held by Mr. Sillerman shall become immediately exercisable and may be exercised during the balance of the ten-year term of each such outstanding option. In addition, Mr. Sillerman shall receive ten-year options to purchase 250,000 shares of Class A Common Stock, which shall be exercisable at the lowest per share exercise price of any other options Mr. Sillerman shall own as of the date of the "change of control."

   Prior to entering into the Hicks Agreement and the Armstrong Agreement, the employment agreements of each of Messrs. Hicks and Armstrong contained provisions similar to those described in the preceding paragraph for Mr. Sillerman.

   The Company anticipates entering in into an employment agreement with Mr. Ferrel which will become effective upon the consummation of the MMR Merger.

 Stock Option Plans

   The stockholders of the Company have approved and adopted the 1993 Stock Option Plan (the "1993 Plan"), the 1994 Stock Option Plan (the "1994 Plan") and the 1995 Stock Option Plan (the "1995 Plan" and, together with the 1993 Plan and the 1994 Plan, the "Stock Option Plans"). The purpose of the Stock Option Plans is to provide additional incentive to the officers and employees of the Company and other individuals who are primarily responsible for the management and growth of the Company. Each option granted pursuant to the Stock Option Plans is designated at the time of grant as either an "incentive stock option" or as a "non-qualified stock option." The Stock Option Plans are administered by a Stock Option Committee (the "Committee") appointed by the Board of Directors of the Company, consisting only of the Independent Directors. The Committee determines who among those eligible will be granted options, the time or times at which options will be granted, the number of shares to be subject to options, the duration of options, any conditions to the exercise of options, and the manner in and price at which options may be exercised. The Stock Option Committee currently consists of Messrs. Kramer and O'Grady, the Class A Directors.

   The Board of Directors is authorized to amend, suspend or terminate the Stock Option Plans, except that it is not authorized without stockholder approval (except with regard to adjustments resulting from changes in capitalization) to (i) increase the maximum number of shares that may be issued pursuant to the exercise of options granted under the Stock Option Plans, (ii) withdraw the administration of the Stock Option Plans from the Committee, (iii) change the eligibility requirements for participation in the Stock Option Plans,
(iv) extend the maximum term of options granted under the Stock Option Plans or the period during which options may be granted under the Stock Option Plans, (v) decrease the minimum option exercise price for incentive stock options or (vii) otherwise materially increase the benefits accruing to participants under the Stock Option Plans.

OPTION/SAR GRANTS IN THE LAST FISCAL YEAR

   The following table provides information with respect to stock options granted during the fiscal year ended December 31, 1995 to the Named Executive Officers.

                                                                                       POTENTIAL REALIZABLE VALUE
                                                                                       AT ASSUMED ANNUAL RATES OF
                                                                                      STOCK PRICE APPRECIATION FOR
                                  INDIVIDUAL GRANTS                                          OPTION TERM(2)
- -----------------------------------------------------------------------------------  ----------------------------
                                           % OF TOTAL
                                          OPTIONS/SARS
                                           GRANTED TO     EXERCISE OR                                   10%($)
                          OPTIONS/SARS    EMPLOYEES IN    BASE PRICE     EXPIRATION   5%($) ($34.61  ($55.12 STOCK
          NAME           GRANTED (#)(1)   FISCAL YEAR       ($/SH)          DATE      STOCK PRICE)      PRICE)
- ----------------------  --------------  --------------  -------------  ------------  -------------  -------------
          (A)                 (B)             (C)             (D)           (E)            (F)            (G)
Robert F.X. Sillerman        60,000          25.53%         $21.25        5-16-05        801,600       2,032,200
R. Steven Hicks .......      50,000          21.28%         $21.25        5-16-05        668,000       1,693,500
D. Geoffrey Armstrong        50,000          21.28%         $21.25        5-16-05        668,000       1,693,500
Richard L. Liese ......       2,000            .85%         $21.25        5-16-05         26,700          67,740

- ------------

(1) The options were granted under the 1995 Stock Option Plan effective on May 16, 1995 and vest in five equal annual installments beginning on May 16, 1996. The exercise price of the options represented the fair market value of the underlying stock on the date of grant.

(2) As required by rules of the Commission, the dollar amounts under columns (f) and (g) represent the hypothetical gain or "option spread" that would exist for the options based on assumed 5% and 10% annual compounded rate of stock price appreciation over the full option term. These assumed rates would result in a per share Class A Common Stock price on May 16, 2005 of $34.61 and $55.12, respectively. If these price appreciation assumptions are applied to all of the Company's outstanding shares of Class A Common Stock on the grant date, such Class A Common Stock would appreciate in the aggregate by approximately $86,281,752 and $192,906,882, respectively, over the ten-year period ending on May 16, 2005. These prescribed rates are not intended to forecast possible future appreciation, if any, of the Class A Common Stock.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION/SAR VALUES

   The following table provides information with respect to the stock options exercised during 1995 and the value as of December 31, 1995 of unexercised "in-the-money" options held by the Named Executive Officers. The value of unexercised in-the-money options at fiscal year end is the difference between the option exercise price and the fair market value of a share of the Class A Common Stock at fiscal year end, December 31, 1995 multiplied by the number of options.

                                                          NUMBER OF UNEXERCISED  VALUE OF UNEXERCISED
                         SHARES ACQUIRED  VALUE REALIZED     OPTIONS/SARS AT     IN-THE-MONEY OPTIONS
          NAME           ON EXERCISE (#)       ($)             FY-END (#)          AT FY-END ($)(1)
- ----------------------  ---------------  --------------  ---------------------  --------------------
          (A)                  (B)             (C)                 (D)                   (E)
                                                              EXERCISABLE/           EXERCISABLE/
                                                              UNEXERCISABLE         UNEXERCISABLE
Robert F.X. Sillerman           0               0            43,000/177,000       729,875/2,477,625
R. Steven Hicks .......         0               0            43,000/167,000       729,875/2,388,875
D. Geoffrey Armstrong           0               0            26,500/108,500       452,562/1,416,437
Richard A. Liese ......         0               0                0/2,000                   0/17,500


- ------------

(1) Based on $30 1/8 , the closing price on December 29, 1995 of an underlying share of Class A Common Stock.

                            PRINCIPAL STOCKHOLDERS

   The following table gives information concerning the beneficial ownership of the Company's capital stock as of March 28, 1996, and as adjusted after giving effect to the MMR Merger and certain other transactions as described in footnote (2) below, by (i) each person known by the Company to own beneficially more than 5% of any class of the Company's voting stock, (ii) each Named Executive Officer and director of the Company, and (iii) all executive officers and directors of the Company as a group. Unless otherwise specified, the named beneficial owner claims sole investment and voting power as to the shares indicated.

                                  CLASS A VOTING          CLASS B VOTING
                                   COMMON STOCK            COMMON STOCK
                             -----------------------   ----------------------
     NAME AND ADDRESS OF        NUMBER OF    PERCENT   NUMBER OF    PERCENT
     BENEFICIAL OWNER(1)         SHARES      OF CLASS    SHARES     OF CLASS
- ---------------------------  -------------  --------   ----------  ----------
DIRECTORS AND EXECUTIVE
 OFFICERS:
Robert F.X. Sillerman  .....     103,010(3)    1.6%    856,126(4)     85.6%
R. Steven Hicks ............      79,318(6)    1.2%    143,874(7)     14.4%
D. Geoffrey Armstrong  .....      45,996(8)     *          --           --
Howard J. Tytel ............        --          --         --           --
Richard A. Liese ...........        --          --         --           --
James F. O'Grady, Jr .......        --          --         --           --
Paul Kramer ................       1,000        *          --           --
Michael G. Ferrel ..........        --          --         --           --
All directors and executive
 officers as a group (seven
 persons; eight persons
 after the MMR Acquisition)      229,324       3.5%  1,000,000         100%
5% STOCKHOLDERS:
Nomura Holdings
 America Inc.
 2 World Financial Center
 Building B
 New York, NY 10281 ........   1,071,429(11)  16.6%        --           --
Putnam Investments, Inc.
 One Post Office Square
 Boston, MA 02109 ..........     900,571(12)  13.9%        --           --
Mellon Bank Corporation
 One Mellon Bank Center
 Pittsburgh, PA 15258 ......     365,000(13)   5.7%        --           --




                    (RESTUBBED TABLE CONTINUED FROM ABOVE)

                                                                    AS ADJUSTED(2)
                                              ----------------------------------------------------------
                                                   CLASS A VOTING         CLASS B VOTING
                                                    COMMON STOCK           COMMON STOCK
                             PERCENTAGE OF    ------------------------  ------------------- PERCENTAGE OF
   NAME AND ADDRESS OF        TOTAL VOTING      NUMBER OF    PERCENT    NUMBER OF  PERCENT   TOTAL VOTING
   BENEFICIAL OWNER(1)           POWER           SHARES      OF CLASS    SHARES    OF CLASS     POWER
- ---------------------------    --------       ------------  ----------  --------  ---------   --------
DIRECTORS AND EXECUTIVE
 OFFICERS:
Robert F.X. Sillerman  .....      52.5%         815,720(5)    9.0%    1,018,236   93.7%       55.3%
R. Steven Hicks ............       9.2%         101,318(6)    1.2%                   --         *
D. Geoffrey Armstrong  .....        *            45,996(8)     *             --      --         *
Howard J. Tytel ............        --           14,787(9)     *             --      --         *
Richard A. Liese ...........        --                  --     --            --      --          --
James F. O'Grady, Jr .......        --                  --     --            --      --          --
Paul Kramer ................        *             1,000        *             --      --          --
Michael G. Ferrel ..........        --           33,846(10)    *         25,192    2.3%        1.5%
All directors and executive
 officers as a group (seven
 persons; eight persons
 after the MMR Acquisition)       61.6%       1,012,667      11.1%    1,043,423   96.1%       57.5%
5% STOCKHOLDERS:
Nomura Holdings
 America Inc.
 2 World Financial Center
 Building B
 New York, NY 10281 ........       6.5%       1,071,429(11)  12.8%           --      --        5.6%
Putnam Investments, Inc.
 One Post Office Square
 Boston, MA 02109 ..........       5.5%         900,571(12)  10.8%           --      --        4.7%
Mellon Bank Corporation
 One Mellon Bank Center
 Pittsburgh, PA 15258 ......       2.2%         365,000(13)   4.4%           --      --        1.9%

All percentages in this section were calculated on the basis of outstanding securities plus securities deemed outstanding under Rule 13d-3 of the Exchange Act.

- ---------------
*       less than 1%

 (1) Unless otherwise set forth below, the address of each stockholder is the address of the Company, which is 150 East 58th Street, 19th Floor, New York, New York 10155. The information as to beneficial ownership is based on statements furnished to the Company by the beneficial owners. As used in this table, "beneficial ownership" means the sole or shared power to vote, or to direct the disposition of, a security. Unless noted otherwise, stockholders possess sole voting and dispositive power with respect to shares listed on this table. For purposes of this table, a person is deemed as of March 28, 1996 to have "beneficial ownership" of any security that such person has the right to acquire within 60 days of March 28, 1996. As of March 28, 1996 there were issued and outstanding 6,458,215 shares and 1,000,000 shares of Class A Common Stock and Class B Common Stock, respectively. This table does not include 2,000 shares of non-voting Series B Redeemable Preferred Stock and 2,000 shares of non-voting Series C Redeemable Preferred Stock (which the Company expects to redeem upon completion of the Dallas Disposition). In addition, for purposes of this table, "beneficial ownership" does not include the number of shares of Class A Common Stock issuable upon conversion of Class B Common Stock even though such shares are convertible under certain circumstances into shares of Class A Common Stock.

 (2) With respect to the MMR Merger, assumes (i) the Class A Common Stock Price (as hereinafter defined) is $35.00 which results in an Exchange Ratio (as hereinafter defined) of .3286, (ii) 140,000 shares of MMR Class B Common Stock, 360,000 shares of MMR Class C Common Stock and 200,000 shares of MMR Preferred Stock is converted into Class B Common Stock and all other classes of MMR stock are converted into Class A Common Stock except 1,250 shares of MMR Senior Cumulative Preferred Stock which is to be redeemed, (iii) each of the 1,839,500 outstanding MMR Class A Warrants is exercised for one share of MMR Class A Common Stock, and (iv) each of the 1,840,000 outstanding MMR Class B Warrants is exchanged for one-fifth of a share of MMR Class A Common Stock. See "Agreements Related to the Acquisitions and the Dispositions -- Agreement and Plan of Merger with MMR." In addition, assumes Mr. Hicks converts 75,000 shares of his Class B Common Stock into Class A Common Stock and the Company repurchases Mr. Hick's remaining Class B Common Stock pursuant to the terms of the Hicks Agreement. See "Management -- Employment Agreements." Does not include 150,000 shares of Class A Common Stock issuable in the event the seller of WHSL-FM elects to be paid in stock.

 (3) Includes (i) 55,000 shares which may be acquired pursuant to the exercise of options which have vested or will vest within 60 days of March 28, 1996; and (ii) 48,010 shares owned of record by SCMC, a corporation owned principally by and controlled by Mr. Sillerman. Mr. Sillerman has sole voting right with respect to all of the shares held of record by SCMC pursuant to a voting trust which expires on September 30, 2002. None of the shares beneficially owned by Mr. Sillerman may be voted in the election of Independent Directors.

 (4) Represents (i) 660,068 shares owned of record by Mr. Sillerman who acquired them from SCP (in a transaction in which Mr. Sillerman obtained such stock and issued to SCP a nonrecourse purchase money promissory note pursuant to which SCP receives additional interest payments equal to all sale proceeds or distributions with respect to the shares), (ii) 133,333 shares owned of record by Mr. Sillerman received as Founders' Stock and (iii) 62,725 shares issued in connection with the conversion on May 5, 1995 of 62,725 shares of Class A Common Stock to an equal number of shares of Class B Common Stock.

 (5) In addition to the holdings specified in footnote 3, includes (i) 11,830 shares which may be acquired pursuant to the exercise of options which have vested or will vest within 60 days of March 28, 1996, and (ii) 600,000 shares issuable upon the exercise of the warrant issued to SCMC. See "Certain Relationships and Related Transactions -- Relationship of the Company with SCMC."

 (6) Includes (i) 53,000 shares which may be acquired pursuant to the exercise of options which have vested or will vest within 60 days of March 28, 1996; (ii) 14,469 shares owned of record by Capstar, Inc., a private company which managed the business and affairs of Capstar and (iii) 11,849 shares distributed to Mr. Hicks as liquidating distributions from entities which previously were investors in Capstar. All of the outstanding capital stock of Capstar, Inc. is owned by Mr. Hicks and trusts for the benefit of his children. Mr. Hicks' options are to be repurchased pursuant to the Hicks Agreement. See "Management --Employment Agreements."

 (7) Represents (i) 133,333 shares issued directly to Mr. Hicks as Founders' Stock and (ii) 10,541 shares issued in connection with the conversion on May 5, 1995 of 10,541 shares of Class A Common Stock to an equal number of shares of Class B Common Stock.

 (8) Includes 36,500 shares which may be acquired pursuant to the exercise of options which have vested or will vest within 60 days of March 28, 1996.

 (9) Includes 1,643 shares which may be acquired pursuant to the exercise of options which have vested or will vest within 60 days of March 28, 1996.

(10) Includes 7,558 shares which may be acquired pursuant to the exercise of options which have vested or will vest within 60 days of March 28, 1996.

(11) Based on information contained in Schedule 13D filed with the Securities and Exchange Commission (the "Commission") and dated December 7, 1994. The shares are held of record by Bedrock Asset Trust I, a Delaware trust established by Nomura which is controlled by The Nomura Securities Co., Ltd., a corporation organized under the laws of Japan.

(12) Based on information contained in Amendment No. 3 to Schedule 13G filed with the Commission on January 23, 1996. Putnam Investments, Inc., a holding company, through its wholly-owned subsidiaries, Putnam Investment Management, Inc. and The Putnam Advisory Company, Inc., investment advisers under the Investment Advisers Act of 1940 (the "Advisers Act"), holds, as of December 31, 1995, shared dispositive power with respect to 900,571 shares of which it holds shared voting power with respect to 163,746 shares. Of the 900,571 shares, Putnam New Opportunities Fund, an investment company under the Investment Company Act of 1940 (the "1940 Act"), holds shared voting and dispositive power with respect to 405,000 shares. Putnam Investments is a wholly-owned subsidiary of Marsh & McLennan Companies, Inc.

(13) Based on information contained in Schedule 13G filed with the Commission and dated January 22, 1996. Mellon Bank Corporation owns 365,000 shares as of December 31, 1995, for the benefit of certain employee benefit plans of its direct and indirect subsidiaries, Berton Safe Deposit and Trust Company, Mellon Bank, N.A., the Boston Company Asset Management, Inc. and The Dreyfus Corporation. Mellon Bank Corporation shares voting and dispositive powers with respect to varying amounts of shares with Boston Group Holdings, Inc. and the Boston Company, Inc.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

   The following discussion is incomplete and should be read in conjunction with the "Certain Relationships and Related Transactions" sections set forth in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, as amended, and in MMR's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1995, as amended, which sections are hereby incorporated by reference herein. Such incorporated sections include a full description of the various transactions between the Company and its affiliates and MMR and its affiliates as required by the rules and regulations of the Commission. The Company will provide without charge to each person to whom this Offer to Purchase is delivered, upon written or oral request of any such person, a copy of any or all documents incorporated herein by reference (other than exhibits to such documents which are not specifically incorporated by reference into such documents). Requests for such documents should be directed to the Company, 150 East 58th Street, 19th Floor, New York, New York 10155, Attention: Corporate Secretary, telephone
(212) 407-9191.

RELATIONSHIP OF THE COMPANY WITH SCMC

   SCMC has been engaged by the Company from time to time for advisory services with respect to specific transactions. Each such engagement has been subject to the affirmative recommendation of the Audit Committee. SCMC has been engaged by and received fees from the Company for advisory services, including the assumption of certain obligations such as the provision of legal services. The Company has agreed to pay to SCMC advisory fees in connection with the Liberty Acquisition, Prism Acquisition and the Additional Acquisitions of $4.0 million. In addition, MMR has agreed to pay to SCMC $2.0 million in connection with the MMR Merger.

   The Company and SCMC have entered into an agreement dated as of April 15, 1996 (the "SCMC Termination Agreement"), pursuant to which SCMC has assigned its rights to receive fees payable by each of MMR and Triathlon to SCMC in respect of consulting and marketing services performed on behalf of such companies by SCMC, except for fees related to certain transactions pending at the date of such agreement, and the Company and SCMC terminated the arrangement pursuant to which SCMC performed financial consulting services for the Company. Pursuant to the SCMC Termination Agreement, SCMC has agreed to continue to provide consulting and marketing services to each of MMR and Triathlon during the term of the respective agreements between such parties and SCMC, and not to perform any consulting or investment banking services for any person or entity, other than MMR or Triathlon, in the radio broadcasting industry or in any business which uses technology for the audio transmission of information or entertainment. In consideration of the foregoing agreements, the Company issued to SCMC a warrant to purchase up to 600,000 shares of Class A Common Stock at an exercise price, subject to adjustment, of $33 3/4 , during the six-year period from the date of issuance and the Company will forgive upon the consummation of the MMR Merger the $2.0 million loan made by the Company to SCMC on January 23, 1995 plus accrued and unpaid interest thereon. Pursuant to such agreement, Mr. Sillerman has agreed with the Company that he will supervise, subject to the direction of the Company's Board of Directors, the performance of the financial consulting and other services previously performed by SCMC for the Company. In addition, the Company anticipates that it will hire certain persons previously employed by SCMC, including Howard J. Tytel, who provided financial consulting services to the Company.

   Mr. Tytel, a Director and the Executive Vice President and Secretary of the Company, is Of Counsel to the law firm of Baker & McKenzie. Baker & McKenzie is counsel in certain matters to the Company, SCMC, SCP, MMR and Triathlon and certain other affiliates of Mr. Sillerman. Baker & McKenzie compensates Mr. Tytel based on the fees it receives from providing legal services to the Company, its affiliates and other clients originated by Mr. Tytel. The Company paid Baker & McKenzie $842,000 for legal services during 1995. Mr. Tytel's primary employment is as an officer of SCMC.

AGREEMENTS WITH HICKS AND ARMSTRONG

   On April 16, 1996, the Company entered into the Hicks Agreement with R. Steven Hicks, the current President, Chief Executive Officer and Chief Operating Officer of the Company, which provides that (i)

Mr. Hicks' employment agreement with the Company will terminate concurrently with the completion of the MMR Merger, (ii) certain payments in the aggregate amount of approximately $14.9 million will be made to Mr. Hicks, (iii) Mr. Hicks will serve as a consultant to the Company during the five-year period commencing on the completion of the MMR Merger and the Company will compensate him for such services at the rate of $150,000 per year, and (iv) the Company will repurchase Mr. Hicks' shares of Class A Common Stock at Mr. Hicks' option at any time during the five-year period from the consummation of the MMR Merger at a price equal to the greater of $40.00 per share or the average closing price of the Class A Common Stock for the five business days preceding the repurchase. Subsequent to the execution of the Hicks Agreement, it was publicly announced that Mr. Hicks will head a new investment group that intends to acquire radio properties, which properties may be located in markets similar to certain of the Company's target markets. See "Management
- -- Employment Agreements."

   The Company has entered into the Armstrong Agreement with D. Geoffrey Armstrong, Executive Vice President and Chief Financial Officer of the Company, pursuant to which the Company has agreed to make certain payments to Mr. Armstrong in the aggregate amount of $4.6 million and Mr. Armstrong has, among other things, agreed to serve as the Chief Operating Officer of the Company following the MMR Merger. In addition, the Company and Mr. Armstrong each has the right to terminate Mr. Armstrong's employment with the Company one year after the consummation of the MMR Merger. In the event of such termination, Mr. Armstrong will receive $1.2 million and the Company will repurchase all of the stock options granted to Mr. Armstrong pursuant to the Stock Option Plans (as defined). See "Management -- Employment Agreements."

MMR MERGER

   The Company has entered into an agreement and plan of merger pursuant to which it has agreed to acquire all of the capital stock of MMR. MMR was organized in 1992 by Michael G. Ferrel, who has agreed to become the Chief Executive Officer of the Company upon completion of the MMR Merger. Mr. Sillerman owns a substantial equity interest in MMR, which will be exchanged for capital stock of the Company upon completion of the MMR Merger. Mr. Sillerman has also provided advisory services to MMR in connection with the MMR Merger through SCMC. The MMR Merger was reviewed and recommended to the Company by the independent committee and was approved by the Board of Directors. In addition, the Company has received the opinion of Furman Selz LLC that the MMR Merger is fair to the Company from a financial point of view. See "Agreements Related to the Acquisitions and the Dispositions -- MMR Stations."

         AGREEMENTS RELATED TO THE ACQUISITIONS AND THE DISPOSITIONS

   The following is a summary of certain terms of the agreements related to the Acquisitions and Dispositions. This summary is not intended to be complete and is subject to, and qualified in its entirety by reference to, the agreements, copies of which have been filed as exhibits to the periodical and other reports filed by the Company with the Commission and are incorporated herein by reference. The Company will provide without charge to each person to whom this Offer to Purchase is delivered, upon written or oral request of any such person, a copy of any or all documents incorporated herein by reference (other than exhibits to such documents which are not specifically incorporated by reference into such documents). Requests for such documents should be directed to the Company, 150 East 58th Street, 19th Floor, New York, New York 10155, Attention: Corporate Secretary, telephone
(212) 407-9191.

LIBERTY STATIONS

   Liberty Acquisition. The Company has entered into a stock purchase agreement dated as of November 15, 1995 (the "Liberty Purchase Agreement") with Liberty and certain of its principal shareholders (the "Sellers"), pursuant to which the Company has agreed to purchase all of the outstanding capital stock of Liberty for a purchase price of approximately $236.0 million, subject to adjustment in the event that Liberty's net working capital at the closing equals or exceeds $8.25 million. Upon the closing of the Liberty Acquisition, the Company will purchase all of the capital stock of Liberty, and Liberty will become a wholly-owned subsidiary of the Company.

   Liberty has made certain representations and warranties to the Company in the Liberty Purchase Agreement with respect to, among other things, its authority to enter into the agreement, capitalization, FCC licenses, reports and filings with the FCC, required consents and approvals, financial statements, title to properties and compliance with applicable laws. In addition, the Company has made certain representations and warranties to Liberty, including its organization and authority to enter into the agreement, that the Company is aware that its obligation to complete the Liberty Acquisition is not subject to the ability of the Company to raise financing sufficient to pay the purchase price, and that the Company will take all necessary actions to complete the Liberty Acquisition in accordance with the rules and regulations of the FCC. None of the representations and warranties of either party will survive the closing of the Liberty Acquisition, except for those with respect to the ownership of the capital stock of Liberty by the Sellers, the authority of each party to enter into such agreement, and the absence, except as disclosed in the Liberty Purchase Agreement, of brokers or finders entitled to payment of a fee in connection with the transaction.

   Liberty has also agreed that, until the closing of the Liberty Acquisition, it will, among other things: (i) conduct the operations of its radio stations in the ordinary course of business, (ii) use its commercially reasonable efforts to preserve the stations' business relationships with customers, suppliers and others doing business with the stations, (iii) operate the stations in accordance with all applicable FCC rules and regulations and (iv) make the quarterly budgeted promotion, advertising and research expenditures with respect to its stations in 1996. Liberty has also agreed not to, without the Company's prior consent, sell, transfer or otherwise dispose of any assets which have an aggregate book value in excess of $50,000, except in the ordinary course of business or enter into or renew any agreements except (a) agreements made in the ordinary course of business that do not involve an obligation of more than $10,000, (b) agreements, commitments or contracts for the sale of time for cash and (c) trade agreements. Liberty has further agreed that, prior to the closing of the Liberty Acquisition, it will repay all of its outstanding indebtedness for money borrowed.

   The closing of the Liberty Acquisition is subject to certain closing conditions, including (i) the absence of any judicial proceeding directing that the acquisition not be consummated, (ii) the absence of any action, suit, proceeding or investigation before any court, administrative agency or governmental authority seeking to restrain, prohibit or invalidate the Liberty Acquisition or seeking material or substantial damages by reason of completion of such transaction, (iii) the receipt of all governmental authorizations, approvals, consents and waivers, including any required under the HSR Act, (iv) the receipt of FCC approval of the radio station ownership changes contemplated by the transaction, (v) the FCC approval of the acquisition of WHFS-FM by Liberty of Maryland, shall have become "final" and
(vi)

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the FCC shall have granted the pending license renewal applications of
WHFS-FM, WXTR-FM, WMXB-FM, WQSI-AM and WXVR-FM. See "-- Regulatory Issues Related to the Liberty Acquisition." The obligation of the Company to complete the acquisition is further subject to there having been no material adverse change in the business, operations or financial condition of Liberty as of the closing date. Furthermore, in the event that Liberty breaches the agreement or makes any intentional or grossly negligent misrepresentation, the Company will have the right to terminate the agreement or complete the Liberty Acquisition and bring an action against the Sellers for damages, provided that the Sellers shall not be liable for damages until the amount thereof exceeds $2.0 million nor shall they be liable for more than $10.0 million.

   The Liberty Purchase Agreement may be terminated by mutual consent, by either party if the transaction is not completed by December 31, 1997, or by either party in the event that there has been a material violation or breach of any agreement, representation or warranty which has rendered satisfaction of any condition to closing to be impossible, and such violation or breach shall not have been waived.

   The Liberty Acquisition is anticipated to close within 30 days of the closing of this Note Offering if all of the conditions to each party's obligations under the Liberty Purchase Agreement have been satisfied or waived to the extent permitted by applicable law.

   Washington Dispositions. On May 1, 1996, the Company entered into an agreement to sell three of the Liberty Stations (WXVR-FM, WXTR-FM and WQSI-AM, each operating in Washington, DC) for approximately $25.0 million, following completion of the Liberty Acquisition. The Company has entered into an LMA which will become effective upon completion of the Liberty Acquisition pursuant to which the other party to such agreement has agreed to provide programming and sell advertising to such stations until completion of the sale by the Company. The consummation of the Washington Dispositions is subject to customary closing conditions, including the receipt of FCC approval and the receipt of all approvals and authorizations under the HSR Act.

   Certain Regulatory Issues Related to the Liberty Stations.

   WHFS-FM (Annapolis, MD)--On December 21, 1993, the FCC approved the assignment of the license for radio station WHFS-FM from Duchossois to Liberty of Maryland. An individual who had petitioned the FCC to deny the assignment appealed the grant of such approval to the United States Court of Appeals for the District of Columbia Circuit. In June 1995, Liberty of Maryland filed an application for the renewal of the license of WHFS-FM. The aforementioned petitioner filed a petition to deny Liberty's renewal. On April 23, 1996, the FCC (i) approved a Settlement Agreement between Liberty of Maryland, WHFS, Inc., and the petitioner, (ii) dismissed the petition to deny the WHFS-FM renewal application, and (iii) approved the petitioner's dismissal of the court appeal of the FCC's grant of consent to the assignment of WHFS-FM's license from Duchossois to Liberty of Maryland. These actions await finality, which is expected to occur in June 1996.

   WBLI-FM (Patchogue, NY) -- A Petition to Deny the transfer of control of radio station WBLI-FM to the Company was filed with the FCC alleging past employment discrimination at the station. This petition was denied by the FCC on April 19, 1996. Such denial awaits finality, which is expected to occur in May 1996.

PRISM STATIONS

   Prism Acquisition. The Company has entered into an asset purchase agreement dated as of February 9, 1996 (the "Prism Purchase Agreement") with Prism, pursuant to which the Company has agreed to acquire all of the assets used in the operation of the Prism Stations for a purchase price of approximately $105.3 million.

   Prism has made certain representations and warranties to the Company in the Prism Purchase Agreement with respect to, among other things, its organization and authority to enter into the agreement, the licenses of the Prism Stations, compliance with applicable laws, including the Communications Act and the regulations thereunder, required consents and approvals, financial statements and title to assets. In addition, the Company has made certain representations and warranties to Prism, including

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those with respect to its organization and authority to enter into the agreement, its financial condition and its qualification to own and operate the Prism Stations. The Prism Purchase Agreement provides that the representation and warranties of Prism and the Company contained therein shall continue in force for a period of four months following the closing of the Prism Acquisition, after which time the indemnification obligations of Prism and the Company for breaches of representations and warranties shall be limited to claims asserted during such four-month period.

   Prism has agreed that, until the closing of the Prism Acquisition, it will, among other things: (i) conduct the operations of the Prism Stations in the ordinary course of business, (ii) use all reasonable efforts to preserve its present relationships with suppliers, advertisers, listeners and others doing business with the Prism Stations, (iii) operate the Prism Stations in accordance with all applicable FCC rules and regulations and (iv) make certain promotional, advertising and research expenditures. Prism has also agreed not to, other than in the ordinary course of business or after receiving the Company's prior approval, sell or dispose of any assets used in the operation of the Prism Stations. Prism may enter into or renew contracts in the ordinary course of business, provided that, except with respect to contracts for the sale of time for cash and trade agreements, the liability under any such contract to be assumed by the Company at the closing of the Prism Acquisition shall not exceed $50,000 without the prior approval of the Company, which approval may not be unreasonably withheld. Prism has further agreed that, prior to the closing of the Prism Acquisition, it will use its reasonable efforts to complete all of its obligations under trade agreements.

   The Prism Purchase Agreement provides that the Company may, at its expense, cause an environmental audit of the real property included in the assets to be sold by Prism to be conducted. If the environmental audit discloses the presence of any hazardous substance on any such real property, Prism is obligated to pay the first $350,000 of costs with respect to the removal of such hazardous substance. If such costs will exceed $350,000, the Company may elect to terminate the Prism Purchase Agreement unless Prism notifies the Company that it will remove such hazardous substance at its own expense.

   The closing of the Prism Acquisition is subject to certain closing conditions, including: (i) no suit, action, claim or governmental proceeding shall be pending, and no order, decree or judgment of any court or governmental authority, shall have been rendered against either the Company or Prism which seeks to restrain or prohibit the transactions contemplated by the Prism Purchase Agreement, (ii) all consents, approvals, authorizations or requirements prescribed by the HSR Act shall have been obtained, (iii) the receipt of FCC approval of the radio station ownership changes contemplated by the transaction, (iv) the receipt of all required consents, waivers or approvals of third parties to the Company's assumption of the contracts included in the assets to be purchased by it, or Prism shall have made alternative arrangements reasonably acceptable to the Company so as to ensure that the Company shall enjoy all of the rights and privileges of Prism under such contracts and (v) all representations and warranties of Prism contained in the Prism Purchase Agreement shall be true and correct in all material respects as of the closing of the transaction.

   The Prism Purchase Agreement may be terminated by either party if the FCC has not consented to the transfer of radio ownership contemplated by the Agreement within nine months after the date an application requesting such consent is filed with the FCC. However, neither party may terminate the Prism Purchase Agreement for such reason if (a) such party is in breach of the agreement in any material respect and such breach remains uncured after a specified cure period or (b) a delay in the FCC's consent has been caused by or materially contributed to by (i) the failure of such party to furnish information within its control, (ii) the willful furnishing by such party of incorrect, inaccurate or incomplete information to the FCC or (iii) any action taken by such party for the purpose of delaying any decision by the FCC regarding its consent. In addition, the Prism Purchase Agreement may be terminated by either party if the other breaches the Agreement in any material respect and fails to cure such breach within the specified cure period. In the event that the agreement is terminated as a result of a material breach by the Company of its obligations thereunder, the Company has agreed to pay liquidated damages in the amount of $10.5 million. The Company has deposited into escrow an irrevocable letter of credit in the amount of $5.3 million to secure its performance under the Prism Purchase Agreement.

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   The Prism Acquisition is anticipated to close within 60 days of the closing of the Financing. However, in the event that the FCC licenses for WVEZ-FM, WWKY-AM and WTFX-FM, each operating in the Louisville, Kentucky market (collectively, the "Louisville Stations"), have not been renewed by the FCC at the closing date, the Company will purchase the assets of the remaining Prism Stations for a purchase price of approximately $82.8 million. Thereafter, the Company will purchase the Louisville Stations for a purchase price of $22.5 million within five days after the FCC renews the licenses for such stations.

   Louisville Dispositions. In April 1996, the Company entered into a letter of intent to sell three of the Prism Stations (WVEZ-FM, WWKY-AM and WTFX-FM, each operating in Louisville, Kentucky) for approximately $14.0 million. There can be no assurance that the Company will enter into a definitive agreement with respect to the Louisville Dispositions. The consummation of the Louisville Dispositions is subject to customary closing conditions, including the receipt of FCC approval and the receipt of all approvals and authorizations under the HSR Act.

   Certain Regulatory Issues Relating to the Prism Stations. Prior to the consummation of the Prism Acquisition, the FCC will need to determine that its cross-interest policy does not prohibit the Company's acquisitions of KNSS-AM, KKRD-FM and KRZZ-FM, each operating in the Wichita, Kansas market, a market in which Triathlon already owns and operates stations. In accordance therewith, the Company will need to demonstrate that competition for the sale of spot advertising in the Wichita, Kansas market will not be impaired as a result of Mr. Sillerman's passive interests in Triathlon in conjunction with his active interest in the Company. The Company believes that because Mr. Sillerman is not active in Triathlon's daily operations and is not an officer or director of Triathlon, the FCC is likely not to invoke its cross-interest policy in this case. There can, however, be no assurance that the FCC will not invoke such policy and prohibit the acquisition of such stations by the Company.

MMR STATIONS

   The Company has entered into an amended and restated agreement and plan of merger dated as of April 15, 1996 (the "MMR Merger Agreement") with MMR and SFX Merger Company, a direct wholly-owned subsidiary of the Company ("Acquisition Sub"), pursuant to which Acquisition Sub has agreed to merge with and into MMR (the "MMR Merger" or "MMR Acquisition"). The MMR Merger Agreement was reviewed and unanimously recommended to both the Company and MMR by separate independent committees of their respective Boards of Directors, which consisted of certain of the companies' independent directors. These independent committees were each advised by investment bankers (Furman Selz LLC for the Company and Oppenheimer & Co., Inc. for MMR) and each has received the opinion of such banker that the MMR Merger is fair to the respective companies from a financial point of view. The MMR Merger Agreement was subsequently approved by the Board of Directors of each of the Company and MMR. Following completion of the MMR Merger, MMR will become a wholly-owned subsidiary of the Company. The MMR Merger is intended to qualify as a tax-free reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Internal Revenue Code of 1986, as amended (the "Code").

   Upon consummation of the MMR Merger (the "Effective Time"), and subject to certain conditions, the outstanding securities of MMR will, subject to applicable dissenters' rights, be converted into shares of common stock of the Company, as follows: (i) the 2,990,500 shares of Class A Common Stock of MMR and the 200,000 shares of Series B Convertible Preferred Stock of MMR will be converted into that number of shares of Class A Common Stock of the Company determined on the basis of the Exchange Ratio (as defined below) and
(ii) the 140,000 shares of Class B Common Stock of MMR, the 360,000 shares of Class C Common Stock of MMR and 200,000 shares of Preferred Stock of MMR will be converted into the number of shares of Class B Common Stock of the Company determined on the basis of the Exchange Ratio. In the event that the stockholders of MMR fail to approve amendments to the certificate of incorporation of MMR necessary to permit different classes of common stock of MMR to receive different consideration in connection with the MMR Merger or the National Association of Securities Dealers, Inc. does not approve the issuance of additional shares of Class B Common Stock by the Company, then each outstanding share of capital stock of MMR will be converted at the Effective Time into the number of shares of Class A Common Stock of the Company determined on the basis of the Exchange Ratio. In addition, the Company will seek the approval of its stockholders to increase the number of its authorized shares of Class A Common Stock and Class B Common Stock in order to be able

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to issue shares of Common Stock to the holders of the MMR securities in connection with the MMR Merger; in the event that such approval is not obtained, the Company will not be able to consummate the MMR Merger.

   For purposes of the MMR Merger Agreement, subject to adjustment as described below, "Exchange Ratio" means the number of shares of Class A Common Stock or Class B Common Stock of the Company, as the case may be, to be issued in the MMR Merger equal to the quotient obtained by dividing $11.50 by the average of the Reported Price, (as defined below) for the 20 consecutive trading days ending on the fifth trading day prior to the Effective Time (such average Reported Price being hereinafter referred to as the "Class A Common Stock Price" and the fifth trading day prior to the Effective Time being hereinafter referred to as the "Determination Date"), on the primary exchange on which the Class A Common Stock of the Company is traded; provided, however, that (1) in the event that the Class A Common Stock Price exceeds $42.00 but is equal to or less than $44.00, then the Exchange Ratio shall be the quotient obtained by dividing (i) the sum of (A) $11.50, plus (B) the product of (I) twenty-five percent (25%) multiplied by
(II) the difference between the Class A Common Stock Price and $42.00 by (ii) the Class A Common Stock Price, (2) in the event that the Class A Common Stock Price exceeds $44.00, then the Exchange Ratio shall be the quotient obtained by dividing (i) the sum of (A) $12.00, plus (B) the product of (I) thirty percent (30%) multiplied by (II) the difference between the Class A Common Stock Price and $44.00 by (ii) the Class A Common Stock Price, or (3) in the event that the Class A Common Stock Price is less than $32.00 then the Exchange Ratio shall be .3593, subject to possible increase at the option of SFX as described below. For purposes of the MMR Merger Agreement, "Reported Price" means, with respect to each trading day, the average of the last reported bid and asked prices of the Class A Common Stock of the Company on such trading day.

   Upon the completion of the MMR Merger, each outstanding option (the "MMR Options") or stock appreciation right (the "MMR SARs") issued pursuant to MMR's stock option plans, whether vested or unvested, will be assumed by the Company. Each MMR Option will be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such MMR Option, the number of whole shares of Class A Common Stock of the Company equal to the product of the number of shares of Class A Common Stock of MMR covered by the option multiplied by the Exchange Ratio rounded up to the nearest whole number at an exercise price equal to the quotient determined by dividing the exercise price per share of Class A Common Stock of MMR specified for such option by the Exchange Ratio rounded down to the nearest whole cent. Each holder of a MMR SAR will be entitled to that number of stock appreciation rights of the Company, determined in the same manner as set forth above with respect to MMR Options assumed by the Company.

   Upon the completion of the MMR Merger, each outstanding (i) Class A Warrant (the "MMR Class A Warrants") and Class B Warrant (the "MMR Class B Warrants") of MMR issued in connection with MMR's public offering in March 1994, (ii) option issued pursuant to the unit purchase options issued to the underwriters of MMR's public offering in March 1994 (the "MMR UPOs"), (iii) warrant issued to the underwriters of MMR's initial public offering in July 1993 (the "MMR IPO Warrants"), (iv) warrant issued to The Huff Alternative Income Fund, L.P. (the "Huff Warrants") and (v) options issued to Robert F.X. Sillerman outside MMR's Stock Option Plans (collectively, the "MMR Warrants"), shall be assumed by the Company. Each holder of a MMR Warrant will be entitled to that number of warrants of the Company, determined in the same manner as set forth above with respect to MMR Options assumed by the Company.

   MMR has agreed that, until the completion of the MMR Merger, except as contemplated in the MMR Merger Agreement or with the consent of the Company, it will, among other things: (i) conduct the operation of its radio stations in the ordinary course of business consistent with past practice, (ii) use its reasonable efforts to preserve substantially intact its business organization and to keep available the services of its current officers, employees and consultants, (iii) preserve its current relationships with its customers, suppliers and other persons with which it has significant business relations, (iv) not make any commitment or incurrence of any capital expenditure in excess of $100,000 or (v) incur any indebtedness in excess of $100,000. In addition, the Company has agreed that, until the completion of the MMR Merger, except as contemplated in the MMR Merger Agreement or with the consent of MMR, it will, among other

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CAPITAL PRINTING SYSTEMS]
things: (i) conduct the operation of its radio stations in the ordinary course of business consistent with past practice, (ii) use its reasonable efforts to preserve substantially intact its business organization and to preserve the current relationships with its customers, suppliers and other persons with which it has significant business relations and (iii) not amend, supplement or otherwise modify the Termination and Assignment Agreement with SCMC. See "Certain Relationships and Related Transactions."

   The MMR Merger Agreement provides that MMR will not, nor will it authorize or permit any of its officers, directors, employees, investment bankers, financial advisors or attorney to, initiate, solicit or encourage, or take any other action to facilitate, any inquiries or the making of any proposal which constitutes or may reasonably be expected to lead to any Competing Transaction (as defined below). The agreement provides that MMR shall advise the Company of any such inquiry or proposal. As used in the MMR Merger Agreement, "Competing Transaction" means any of the following involving MMR or any of its subsidiaries: (i) any merger, consolidation, share exchange, business combination or other similar transaction, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 25% or more of the assets of MMR and its subsidiaries, taken as a whole, in a single transaction or series of transactions, (iii) any tender offer or exchange offer for 25% or more of any outstanding class of capital stock of MMR, (iv) the acquisition of any person of beneficial ownership, or the right to acquire beneficial ownership, of 30% of more of the outstanding shares of any class of capital stock of MMR (other than by persons affiliated with Robert F.X. Sillerman) or (v) any public announcement of a proposal, plan or intention to do any of the foregoing. The agreement does not prohibit MMR or its representatives from (i) furnishing information to, or entering into discussions or negotiations with, any person in connection with an unsolicited bona fide written proposal to acquire MMR pursuant to a merger, consolidation, share exchange, business combination or other similar transaction or to acquire all or substantially all of the assets of MMR if
(a) the Board of Directors of MMR, after consultation with legal counsel and its investment banker, determines in good faith that such action is required in order for the Board of Directors to comply with its fiduciary duties imposed by the General Corporation Law of the State of Delaware and (b) prior to furnishing such information to, or entering into discussions or negotiations with, such person, MMR provides prompt notice to the Company of its intention to do so and such person enters into a confidentiality agreement with MMR, or (ii) complying with Rule 14e-2 promulgated under the Exchange Act with respect to a Competing Transaction.

   Pursuant to the MMR Merger Agreement, each of the Company and MMR has agreed to take such reasonable actions and to execute and deliver such documents as may be necessary to complete the MMR Merger, and to proceed as expeditiously as practicable to file an application requesting FCC consent to the transfer of control of the radio station ownership changes resulting from the MMR Merger.

   The MMR Merger Agreement provides that MMR shall, at the request of the Company, use all commercially reasonable efforts to (i) commence an offer to exchange shares of Class A Common Stock of MMR for all outstanding MMR Class B Warrants, which offer shall not be greater than two-tenths share of Class A Common Stock of MMR for each such MMR Class B Warrant and (ii) cooperate with the Company in connection with the solicitation of the purchase of all of the outstanding MMR UPOs and MMR IPO Warrants. In the event that MMR is unsuccessful in obtaining the exchange of at least one-half of the outstanding MMR Class B Warrants at the ratio set forth above on or prior to the Determination Date, the Exchange Ratio set forth above shall be adjusted downward to the extent necessary to reduce the total dollar value of the Class A Common Stock and Class B Common Stock of the Company that would have otherwise been received by security holders of MMR on the Effective Date by a dollar amount equal to the product of $2.30 times the number of MMR Class B Warrants outstanding immediately after such exchange in excess of such number.

   The closing of the MMR Merger Agreement is subject to certain conditions, including: (i) the approval of the MMR Merger by the stockholders of the Company and MMR, (ii) the number of shares of Class A Common Stock and Class B Common Stock which the Company shall have authority to issue shall have been increased, (iii) no governmental authority shall have enacted, issued, promulgated, enforced or entered any order, stay, decree, judgment or injunction or statute, rule or regulation which has the effect of making the MMR Merger illegal or otherwise prohibiting the consummation of the MMR Merger, (iv) any applicable waiting period under the HSR Act relating to the MMR Merger shall have

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expired or terminated, (v) the receipt of FCC approval of the radio station ownership changes to result from the MMR Merger, (vi) the Company and MMR shall each have received an opinion from tax counsel that, among other things, the MMR Merger will be treated for federal income tax purposes as a reorganization qualifying under Section 368(a) of the Code and (vii) all other material consents, authorizations, orders and approvals of any third party or governmental body required in connection with the MMR Merger shall have been obtained. In addition, the obligation of the Company to complete the MMR Merger is subject to, among other things, there having been no material adverse change in the financial condition, results or operations or business of MMR at the time of the closing and the Company shall have received the opinion of Furman Selz LLC that the Exchange Ratio is fair to the Company from a financial point of view, and the obligation of MMR to complete the MMR Merger is subject to, among other things, there having been no material adverse change in the financial condition, results or operations or business of SFX at the time of the closing and MMR shall have received the opinion of Oppenheimer & Co., Inc. that the Exchange Ratio is fair to MMR from a financial point of view.

   The MMR Merger Agreement may be terminated (i) by the mutual consent of the Boards of Directors of the Company and MMR, (ii) by either party not then in default under the agreement if the Effective Time shall not have occurred on or before December 31, 1997 (which date shall be extended to June 30, 1998 in the event that all of the conditions to the MMR Merger shall have been satisfied except for certain conditions relating to the approval of the FCC),
(iii) by the Company if MMR shall have failed to recommend, withdraws or materially modifies its recommendation of the MMR Merger in a manner adverse to the Company or shall have resolved to do any of the foregoing, if MMR shall have recommended to its stockholders a Competing Transaction or shall have failed to recommend against accepting a Competing Transaction or takes no position with respect thereto or shall have resolved to do any of the foregoing or any person (other than the Company or any of its affiliates) shall have acquired beneficial ownership, or any group shall have been formed which beneficially owns, or has the right to acquire, more than 30% of the outstanding shares of any class of capital stock of MMR, (iv) by the Company or MMR if the stockholders of the other party shall have failed to approve and adopt the MMR Merger Agreement and approve the MMR Merger, (v) by the Company or MMR in the event of any breach of the MMR Merger Agreement by the other party, unless such party is using its best efforts to cure such breach,
(vi) by the Company upon the revocation of the fairness opinion delivered to it if such revocation was related to a material misstatement or omission contained in information furnished by MMR and the Company has not solicited such revocation, in the event that there shall have occurred any change or effect that, individually or in the aggregate, is or is reasonably likely to be materially adverse to the financial condition, business or results of operations or prospects (a "Material Adverse Change") of MMR, or in the event the fairness opinion is not reconfirmed at the time the proxy statement relating to the meeting to approve the MMR Merger is first mailed to the Company's stockholders, (vi) by MMR upon the revocation of the fairness opinion delivered to it if such revocation was related to a material misstatement or omission contained in information furnished by SFX and MMR has not solicited such revocation, in the event that there shall have occurred a Material Adverse Change of SFX, or in the event the fairness opinion is not reconfirmed at the time the proxy statement relating to the meeting to approve the MMR Merger is first mailed to MMR's stockholders,
(vii) by MMR if it accepts a Competing Transaction and (viii) by MMR if SFX fails to recommend, withdraws or materially changes its recommendation of the MMR Merger Agreement in a manner adverse to MMR or if it shall have resolved to do so. The MMR Merger Agreement further provides that it may be terminated and the transactions contemplated thereby abandoned by MMR in the event that
(i) the Reported Price for the Class A Common Stock of SFX for any seven consecutive trading days (the "Average Price") during any period commencing with the first trading day following June 15, 1996 and ending on the Determination Date shall be less than $28.52 and (ii) MMR shall have delivered written notice to the Company of its intention to terminate the MMR Merger Agreement (the "Price Termination Notice") within 48 hours following the date on which the Average Price is less than $28.52; provided, however, that the Company shall have the right, but not the obligation, to deliver, within 48 hours after the receipt of the Price Termination Notice, a written notice (the "Make Whole Notice") pursuant to which it agrees that the stockholders of MMR shall receive no less than the Minimum Per Share Amount (as defined below), and provided, further, that the Company, upon the recommendation of the Independent Committee of its

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Board of Directors, shall have the right to rescind such Make Whole Notice
(the "Make Whole Rescission Notice") in the event that the Average Price at any time following the delivery of the Make Whole Notice is at least an additional $0.25 less than the Average Price as set forth in, and which triggered, the Price Termination Notice. In the event that the Company delivers the Make Whole Notice to MMR and does not deliver a Make Whole Rescission Notice, the Exchange Ratio (x) shall be determined as set forth above if the SFX Class A Common Stock Price equals or exceeds $28.52, and (y) if the SFX Class A Common Stock Price is less than $28.52, shall be increased such that, on the Determination Date, the product of the (a) Exchange Ratio as so adjusted, multiplied by (b) the SFX Class A Common Stock Price shall be an amount equal to $10.25 (such amount being referred to as the "Minimum Per Share Amount").

   MMR has agreed to pay to the Company a fee of $3.5 million (the "Alternate Proposal Fee") in the event that (i) the MMR Merger Agreement is terminated as a consequence of MMR having failed to recommend, withdrawing or materially modifying its recommendation of the MMR Merger in a manner adverse to the Company or shall have resolved to do any of the foregoing, if MMR shall have recommended to its stockholders a Competing Transaction or shall have failed to recommend against accepting a Competing Transaction or takes no position with respect thereto or shall have resolved to do any of the foregoing, or any person (other than the Company or any of its affiliates) shall have acquired beneficial ownership, or any group shall have been formed which beneficially owns, or has the right to acquire, more than 30% of the outstanding shares of any class of capital stock of MMR (except in certain instances), or (ii) if the MMR Merger Agreement is terminated as a result of stockholders of MMR having failed to approve the MMR Merger, a proposal for a Competing Transaction shall have been made prior to such termination and any Competing Transaction is consummated within one year of such termination. The Company has agreed to pay to MMR a fee of $1.0 million in the event that the majority of the combined voting power of the Company votes at the special meeting called to approve the MMR Merger but shall have failed to vote in favor of the MMR Merger. Except in connection with a termination pursuant to which the Alternate Proposal Fee would otherwise be due and owing, MMR has agreed to pay to the Company a fee of $1.0 million in the event that the majority of the combined voting power of MMR votes at the special meeting called to approve the MMR Merger but shall have failed to vote in favor of the MMR Merger.

   On November 13, 1995, the Company and MMR entered into an exchange agreement (the "Letter Agreement") pursuant to which MMR agreed to acquire seven FM and four AM radio stations owned by Liberty and to assume a JSA from Liberty with respect to one FM station following the Company's acquisition of Liberty, in exchange for ten radio stations to be acquired by MMR. Pursuant to the MMR Merger Agreement, the Company and MMR canceled the Letter Agreement and MMR agreed to use its commercially reasonable efforts to transfer to the Company its rights under the following purchase agreements for the stations originally to be acquired by MMR and exchanged with the Company. On January 26, 1996, MMR entered into an agreement to acquire substantially all of the assets of WSTZ-FM and WZRX-AM, both operating in Jackson, Mississippi, for a purchase price of $3.5 million. On January 22, 1996, MMR entered into an agreement to acquire substantially all of the assets of WROQ-FM, operating in Greenville, South Carolina, for a purchase price of $14.0 million. On January 18, 1996, MMR entered into an agreement to acquire substantially all of the assets of WTRG-FM and WRDU-FM, both operating in Raleigh, North Carolina, and WMFR-AM, WMAG-FM and WTCK-AM (formerly, WWWB-AM), each operating in Greensboro, North Carolina, for a purchase price of approximately $32.0 million, subject to adjustment based on the broadcast cash flow of WTRG-FM and WRDU-FM. The Company and MMR have agreed that the Company will lend to MMR the financing necessary to complete the purchase of such stations and that MMR will immediately thereafter transfer the purchased assets to the Company.

   In addition, the Company and MMR have agreed that following the Liberty Acquisition, the Company and MMR will enter into an LMA pursuant to which MMR will provide programming to and sell advertising on behalf of the following stations to be acquired by the Company from Liberty: WHCH-FM, WMRQ-FM and WPOP-AM, each operating in Hartford, Connecticut, WSNE-FM, WHJY-FM and WHJJ-AM, each operating in Providence, Rhode Island, WGNA-FM, WGNA-AM, WPYX-FM, WTRY-AM and WYSR-FM, each operating in the Albany, New York, and WMXB-FM,

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operating in Richmond, Virginia (collectively, the "MMR Liberty Stations").
In connection with such LMA or JSA, MMR has agreed to pay to the Company a monthly fee in an amount equal to the broadcast cash flow of the Liberty Stations. The LMA or JSA will terminate upon the completion of the MMR Merger or, in certain circumstances, the date of termination of the MMR Merger Agreement. In the event that the MMR Merger Agreement is terminated, except in certain circumstances, MMR will have the right, subject to FCC approval, to acquire the Company's interests in the MMR Liberty Stations for $100.0 million, in which event the Company will be subject to a substantial tax liability, or, in certain circumstances, to acquire the Company's interests in the MMR Liberty Stations pursuant to an exchange of stations intended to qualify as a like-kind exchange under Section 1031 of the Code. In addition, in the event that the Company fails to complete the Liberty Acquisition and the MMR Merger Agreement is terminated, except in certain circumstances, the Company will pay liquidated damages to MMR in the amount of $3.5 million.

   MMR Hartford Acquisition. On April 1, 1996, MMR entered into an agreement to acquire substantially all of the assets of WKSS-FM, Hartford, Connecticut for an aggregate purchase price of $18.0 million. MMR has deposited $1.8 million in escrow to secure its obligations under the agreement. The agreement may be terminated by either party if the other party has not cured a breach of the agreement within 30 days written notice or if FCC consent is not obtained.

   MMR Myrtle Beach Acquisition. MMR has entered into an agreement to acquire WMYB-FM, Myrtle Beach, South Carolina, for $1.1 million. The purchase agreement contains customary covenants and conditions. The acquisition agreement may be terminated by either party if the FCC has not approved the acquisition by April 29, 1997. The Company is currently providing programming to the station pursuant to an LMA which will terminate upon the acquisition of the station by the Company.

   MMR Dispositions. In January 1996, MMR entered into a letter of intent to sell KOLL-FM, Little Rock, Arkansas, to Triathlon for a purchase price of $4.0 million, subject to adjustment downward to $3.5 million or upward to $5.0 million based upon an independent third party valuation. In March 1996, the Company entered into an agreement to sell WRXR-FM and WKBG-FM, both operating in Augusta, Georgia, for a purchase price of $5.0 million. The closings of such transactions are subject to customary closing conditions, including the receipt of FCC approval.

AGREEMENTS FOR THE ADDITIONAL ACQUISITIONS

   WROQ-FM (Greenville, South Carolina). On January 22, 1996, MMR entered an agreement to acquire substantially all of the assets of WROQ-FM for a purchase price of $14.0 million. MMR has deposited $3.0 million in escrow to secure its obligations under the agreement. The Company and MMR have agreed that the Company will finance the purchase of such station and that MMR will transfer the purchased assets to the Company simultaneously with the purchase of such stations. The purchase agreement contains customary covenants with respect to the operation of WROQ-FM until completion of the purchase and cooperation in order to complete the purchase. The closing of the purchase is subject to certain conditions, including the receipt of all necessary third-party consents, including the approval of the FCC, and the absence of any threatened or pending injunction or proceeding seeking to prohibit the transaction. The purchase agreement may be terminated by mutual consent, by either party not then in default, if the application for assignment is designated for a hearing by the FCC or FCC approval for the transfer is not obtained by January 22, 1998, by either party if the other party has not cured a breach of the agreement within 30 days of written notice thereof, or by either party if the closing shall not have occurred by January 21, 1998.

   WSTZ-FM (Jackson, MS) and WZRX-AM (Jackson, MS). On January 26, 1996, MMR entered into an agreement to acquire substantially all of the assets of WSTZ-FM and WZRX-AM for a purchase price of $3.5 million. MMR has deposited $300,000 in escrow to secure its obligations under the agreement, and may be required to deposit an additional $200,000 in certain circumstances. The Company and MMR have agreed that the Company will finance the purchase of such stations and that MMR will transfer the purchased assets to the Company simultaneously with the purchase of such stations. The purchase agreement contains customary covenants with respect to the operation of the radio stations until completion of the purchase and cooperation in order to complete the purchase. The closing of the

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purchase is subject to certain conditions, including the receipt of all necessary third-party consents, including the approval of the FCC. The purchase agreement may be terminated by either party if the other party has not cured a breach of the agreement or a breach of the LMA with respect to WSTZ-FM within 30 days of written notice thereof, if the FCC denies the application to transfer the license or does not approve such transfer prior to October 26, 1996 (which shall be extended to January 26, 1997, if MMR can demonstrate that it is diligently prosecuting the application), on January 26, 1997, if a judgment or decree is then in effect which would make the acquisition unlawful, or by MMR if, as a result of an audit to be conducted of the seller's financial statements, MMR determines that the financial statements materially differ from the financial statements provided by the seller to MMR, if normal broadcast transmissions cease for certain periods of time and are not resumed at the closing, if an environmental liability is discovered in excess of $7,500 or the seller fails to replace or restore damaged or lost assets of the stations having a value in excess of $75,000. In the event the purchase does not occur as a result of a breach of the agreement by MMR, MMR shall be required to pay liquidated damages of $500,000. The FCC granted the application for consent to the acquisition by MMR on April 24, 1996.

   WTRG-FM (Raleigh, NC), WRDU-FM (Raleigh, NC), WTCK-AM (Greensboro, NC), WMFR-AM (Greensboro, NC) and WMAG-FM (Greensboro, NC). On January 18, 1996, MMR entered into a purchase agreement to acquire substantially all of the assets of WTRG-FM, WRDU-FM, WTCK-AM, WMFR-AM and WMAG-FM. The Company and MMR have agreed that the Company will finance the purchase of such stations and that MMR will immediately thereafter transfer the purchased assets to the Company simultaneously with the purchase of such stations. The purchase price for each of WTRG-FM and WRDU-FM shall be an amount equal to 11 times the Broadcast Cash Flow for each of such stations for the 12-month period ending as of the month immediately preceding the closing. The purchase price for WTCK-AM, WMFR-AM and WMAG-FM shall be $6.0 million. MMR and the seller have deposited $1.75 million and $500,000, respectively, in escrow accounts to secure their obligations under such agreement. The purchase agreement contains customary covenants with respect to the operation of the stations until completion of the purchase and cooperation in order to complete the purchase. In connection with the purchase agreement, each party has been granted the right to conduct an environmental audit of the properties to be purchased, and if an environmental liability greater than $50,000 is discovered, either party shall have the right to terminate the agreement without liability. In the event that an environmental liability of less than $50,000 is discovered, MMR will have the right to take remedial action or reduce the purchase price by such amount. The closing of the purchase is subject to certain conditions, including the approval of the FCC, and the absence of any order, decree or judgment which would make the closing of the purchase unlawful. The purchase agreement may be terminated by either party not then in default if the FCC denies the application to transfer the licenses or designates it for a hearing, if the approval of the FCC is not received within 200 days after the application is accepted for filing (the "Filing Date"), if the approval of the FCC shall not have become "final" within 240 days of the Filing Date or the closing shall not have been completed within 250 days of the Filing Date. The maximum liability of the current owner of the stations for a breach under the purchase agreement is limited to $500,000. In the event the purchase does not occur as a result of a material breach of the agreement by MMR, MMR shall be required to pay liquidated damages of $1.75 million. The FCC granted the application for consent to the acquisition by MMR of WTRG-FM, WRDU-FM, WTCK-AM, WMFR-AM and WTRG-FM on March 4, 1996.

   WHSL-FM (Greensboro, NC). On January 18, 1996, the Company entered into an agreement pursuant to which the Company was granted the right, at its option, to acquire all of the assets used in the operation of WHSL-FM. The purchase price for WHSL-FM shall be $4.5 million in cash or, at the seller's option, 150,000 shares of Class A Common Stock. The seller has agreed that, until the closing of the sale of WHSL-FM, it will, among other things: (i) conduct the business and operation of WHSL-FM in the ordinary course of business, (ii) preserve the operation of the WHSL-FM and its relationships with customers, suppliers and others having business relations with it, (iii) operate WHSL-FM in accordance with FCC rules and regulations, (iv) minimize the amount of liabilities incurred under contracts which are for consideration other than cash, and (v) spend an aggregate of $200,000 for cash promotion, advertising and research expenditures for the station for 1996. The seller has also agreed that it will not, without the prior consent of the Company: (i) sell or dispose of any assets used in the operation of WHSL-FM, other

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than in the ordinary course of business,(ii) enter into any contract with respect to WHSL-FM which includes an aggregate payment or commitment on the part of either party thereto of more than $5,000 or (iii) grant or agree to grant any increase in salaries or bonuses to employees of the station. The closing of the purchase of WHSL-FM is subject to certain closing conditions, including: (i) no suit, action, claim or governmental proceeding shall be pending, and no order, decree or judgment of any court or governmental authority shall have been rendered against either party to the agreement which would render it unlawful to effect the transactions contemplated thereby, (ii) the waiting period under the HSR Act shall have elapsed, (iii) the receipt of FCC approval of the radio station ownership change contemplated by the transaction, (iv) the receipt of all third-party consents to certain contracts to be assumed by the Company and (v) all representations and warranties contained in the agreement shall be true and complete in all material respects as of the closing date.

   WJDX-FM (Jackson, MS). On February 22, 1996, the Company exercised its option to acquire all of the assets used in the operation of WJDX-FM, Jackson, Mississippi, for a purchase price of $3.0 million pursuant to the provisions of an option agreement dated as of December 15, 1993. The purchase of WJDX-FM is subject to receipt of FCC approval.

   The Additional Acquisitions are anticipated to close within 60 days after the closing of the Financing.

   Local Marketing and Joint Sales Agreements. On January 23, 1996, MMR entered into an LMA with respect to WROQ-FM, Greenville, South Carolina, pursuant to which MMR agreed to provide programming for broadcast on such station. Pursuant to the LMA, MMR will retain all advertising and other revenues, and all accounts receivable, relating to any programming provided by MMR which is broadcast on the station during the term of the LMA. During the term of the LMA, MMR shall pay to the current owner of the station a monthly payment of between $50,000 and $100,000 and shall reimburse the current owner for certain expenses and capital expenditures related to the station and for capital expenditures reasonably necessary for the continuation of the broadcast signal on the station. The LMA will terminate upon the consummation of the acquisition of WROQ-FM by MMR, or upon the termination of the purchase agreement related to WROQ-FM, and may be terminated by the current owner of the station in the event that WROQ-FM's market share of monthly gross billings for any consecutive three-month period is 15% or more below the station's market share during the same three-month period during the immediately preceding year or upon the occurrence of certain other events of default. On February 1, 1996, MMR entered into a JSA with the Company pursuant to which the Company was granted the exclusive right to sell all available commercial advertising time on WROQ-FM to third parties. During the term of the JSA, the Company shall pay to MMR a monthly fee of between $50,000 and $100,000. The JSA between the Company and MMR shall continue until the termination of the LMA with respect to WROQ-FM.

   On February 1, 1996, MMR entered into an LMA with respect to WSTZ-FM, Jackson, Mississippi, pursuant to which MMR agreed to provide programming for broadcast on such station. Pursuant to the LMA, MMR may provide programming to and sell all of the commercial time and retain all of the revenues from such sales. During the term of the LMA, MMR shall pay to the current owner of the station a monthly payment of $62,000, which amount may be increased as a result of increased station operation costs. The LMA will terminate upon the consummation of the acquisition of WSTZ-FM by MMR, a material breach by either party or on January 31, 1997. A default under the LMA will constitute a default under the purchase agreement relating to WSTZ-FM and WZRX-AM. On February 1, 1996, MMR entered into a JSA with the Company, pursuant to which the Company was granted the exclusive right to sell all available commercial advertising time on WSTZ-FM to third parties. During the term of the JSA, the Company shall pay to MMR a fee which shall equal the fee payable by MMR under the LMA with respect to such station. The JSA between the Company and MMR shall continue until the termination of the LMA with respect to WSTZ-FM.

   On January 18, 1996, MMR entered into a JSA with respect to radio stations WMFR-AM and WMAG-FM, both operating in the Raleigh, North Carolina market and WTCK-AM (formerly, WWWB-AM), operating in the Greensboro, North Carolina market, pursuant to which MMR acquired the exclusive right to sell all available commercial advertising time on such stations to third parties. The

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monthly payment to be paid pursuant to the JSA will be an amount equal to certain expenses related to such stations. On January 22, 1996, MMR entered into a JSA pursuant to which the Company was granted the exclusive right to sell all available time on WMFR-AM, WMAG-FM and WTCK-AM to third parties. During the term of the JSA, the Company shall pay to MMR a fee equal to MMR's payments under its JSA with the seller of the stations. The JSA shall terminate upon the consummation of the sale of the stations or upon a change in the FCC laws governing attribution, in which event the JSA will terminate and will be replaced by an LMA.

HOUSTON EXCHANGE

   On May 1, 1996 the Company entered into an agreement to effect a station-for-station exchange of radio station KRLD-AM, Dallas, Texas, and the Texas State Networks, for radio station KKRW-FM, Houston, Texas. The completion of the Houston Exchange is subject to certain customary closing conditions, including the approval of the FCC and the receipt of all approvals and authorizations under the HSR Act, and is contingent upon the concurrent completion of the Dallas Disposition. There can be no assurance that the Company will be able to effect the Houston Exchange on a substantially tax-free basis pursuant to Section 1031 of the Code.

DALLAS DISPOSITION

   On April 11, 1996, the Company entered into a letter of intent to sell radio station KTCK-AM, Dallas, Texas, for a purchase price of $14.0 million. There can be no assurance that the Company will enter into a definitive agreement with respect to such sale. In connection with the Dallas Disposition, the Company expects to redeem the Series C Preferred Stock for approximately $2.0 million and, if ratings continue at current levels, to make a payment of approximately $2.5 million to the former owner of KTCK-AM. The completion of the Dallas Disposition is subject to certain customary closing conditions, including the approval of the FCC and the receipt of all approvals and authorizations under the HSR Act, and is contingent upon the concurrent completion of the Houston Exchange. The Company expects to enter into an LMA pursuant to which the seller will be granted the right to provide programming on KTCK-AM for a fee of between $80,000 and $100,000 per month.

OTHER

   In addition, on December 27, 1995, MMR entered into a purchase agreement to acquire substantially all of the assets of KQUE-FM and KNUZ-AM, both operating in Houston, Texas, for a purchase price of $38.0 million. Based upon an audit conducted by an environmental consultant of one of the sites used in connection with the stations' business, MMR has the right to terminate such purchase agreement. The Company has been advised by MMR that although MMR has not elected to terminate the purchase agreement, it is unlikely that the purchase agreement will be completed on the terms set forth therein, and that MMR may attempt to negotiate a purchase agreement with the seller that reflects the environmental contamination at the site. There can be no assurance that MMR and the seller will be able to enter into an agreement with respect to the purchase of such stations.

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                         DESCRIPTION OF CAPITAL STOCK

GENERAL

   The authorized capital stock of the Company consists of 10,000,000 shares of Class A Common Stock, 1,000,000 shares of Class B Common Stock, 1,200,000 shares of Class C Common Stock and 10,010,000 shares of preferred stock. In connection with the MMR Merger, the Company's shareholders will consider an amendment to the Company's Certificate of Incorporation to increase the authorized shares of Class A Common Stock and Class B Common Stock. Upon completion of the Financing, the Company will have outstanding 6,458,215 shares of Class A Common Stock, 1,000,000 shares of Class B Common Stock, 2,000 shares of Series B Redeemable Preferred Stock and shares of Series D Preferred Stock. Upon completion of the Transactions and assuming the Company's shareholders approve the increase of the authorized capital stock and the MMR Merger is consummated on the assumptions contained in the "Capitalization" table, the Company will have outstanding 8,372,718 shares of Class A Common Stock, 1,086,146 shares of Class B Common Stock, 2,000 shares of Series B Redeemable Preferred Stock and shares of Series D Preferred Stock. The following description of the authorized capital stock of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation.

COMMON STOCK

   Dividends. Holders of shares of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available for such purpose. No dividend may be declared or paid in cash or property on any share of any class of Common Stock, however, unless simultaneously the same dividend is declared or paid on each share of the other classes of Common Stock. In the case of any stock dividend, holders of Class A Common Stock are entitled to receive the same percentage dividend (payable in shares of Class A Common Stock) as the holders of Class B Common Stock (payable in shares of Class B Common Stock). The payment of dividends is limited by the Old Indenture and the Old Credit Agreement and is expected to be limited by the terms of the New Notes and the New Indenture and other indebtedness incurred after the consummation of the Offering.

   Voting Rights. Holders of shares of Class A Common Stock and Class B Common Stock vote as a single class on all matters submitted to a vote of the stockholders, with each share of Class A Common Stock entitled to one vote and each share of Class B Common Stock entitled to ten votes, except (i) for the election of directors, (ii) with respect to any "going private" transaction between the Company and Mr. Sillerman or any of his affiliates and (iii) as otherwise provided by law.

   In the election of directors, the holders of Class A Common Stock, voting as a separate class, are entitled to elect two-sevenths (two currently) of the Company's directors. Any person nominated by the Board of Directors for election by the holders of Class A Common Stock as a director of the Company must be qualified to be an Independent Director. In the event of the death, removal or resignation of a director elected by the holders of Class A Common Stock prior to the expiration of his term, the vacancy on the Board of Directors created thereby may be filled by a person appointed by a majority of the directors then in office, although less than a quorum. Any person appointed to fill any such vacancy must, however, be qualified to be an Independent Director. Any director elected by the holders of Class A Common Stock or appointed by the Board of Directors as specified in this paragraph is referred to in this Offer to Purchase as a "Class A Director." The holders of Class A Common Stock and Class B Common Stock voting as a single class, with each share of Class A Common Stock entitled to one vote and each share of Class B Common Stock entitled to ten votes, are entitled to elect the remaining directors. The holders of Common Stock arc not entitled to cumulative votes in the election of directors.

   Each of Mr. Sillerman and SCMC has agreed to abstain, and has agreed to cause each of his and its respective affiliated transferees to abstain, from voting in any election of Class A Directors.

   The holders of the Class A Common Stock and Class B Common Stock vote as a single class with respect to any proposed "going private" transaction with Mr. Sillerman or any of his affiliates, with each share of Class A Common Stock and Class B Common Stock entitled to one vote.

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   Under Delaware law, the affirmative vote of the holders of a majority outstanding shares of any class of Common Stock is required to approve, among other things, a change in the designations, preferences or limitations of the shares of such class of Common Stock.

   Liquidation Rights. Upon liquidation, dissolution, or winding-up of the Company, the holders of Class A Common Stock are entitled to share ratably with the holders of Class B Common Stock all assets available for distribution after payment in full of creditors.

   Other Provisions. Each share of Class B Common Stock is convertible, subject to compliance with FCC rules and regulations, at the option of its holder, into one share of Class A Common Stock at any time. Each share of Class B Common Stock converts automatically into one share of Class A Common Stock upon its sale or other transfer to a party not affiliated with the Company, subject (as are all conversions of the Company's capital stock) to compliance with FCC rules and regulations. The holders of Common Stock are not entitled to preemptive or subscription rights. The shares of Common Stock presently outstanding arc validly issued, fully-paid and nonassessable. In any merger, consolidation or business combination, the consideration to be received per share by holders of Class A Common Stock must be identical to that received by holders of Class B Common Stock, except that in any such transaction in which shares of Common Stock are distributed, such shares may differ as to voting rights to the extent that voting rights now differ among the classes of Common Stock. No class of Common Stock may be subdivided, consolidated, reclassified or otherwise changed unless concurrently the other classes of Common Stock are subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

PREFERRED STOCK

   General. The Company's outstanding preferred stock consists of Series B Redeemable Preferred Stock, Series C Redeemable Convertible Preferred Stock and Series D Preferred Stock.

  SERIES B REDEEMABLE PREFERRED STOCK

   Dividends. No dividends are payable on the Series B Redeemable Preferred
Stock.

   Voting Rights. The holders of record of the Series B Redeemable Preferred Stock are not entitled to voting rights, except as otherwise required by law.

   Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Company, the holders of the Series B Redeemable Preferred Stock are entitled to be paid out of the assets or surplus funds of the Company available for distribution, or proceeds thereof, an amount in cash equal to $1,000 for each share outstanding before any payment will be made upon, or assets distributed to the holders of, Common Stock or any other capital stock of the Company. If the assets of the Company are insufficient to pay in full the liquidation payments payable to the holders of the Series B Redeemable Preferred Stock and any other class or series of a class of capital stock of the Company, the terms of which expressly provide that the shares thereof rank on a parity as to the payment of dividends and the distribution of assets upon the liquidation, dissolution or winding-up of the Company with the Series B Redeemable Preferred Stock, such holders share ratably to such distribution of assets or proceeds in proportion to the amount payable on such distribution if the amount to which the holders of the Series B Redeemable Preferred Stock are entitled if paid in full.

   Redemption. The Company redeemed all of the shares of Series A Redeemable Preferred Stock in October, 1994 at the liquidation value of $1,000 per share. The Company was obligated to redeem the Series B Redeemable Preferred Stock in equal amounts of 1,000 shares in October 1995, 1996, 1997 and 1998 at the liquidation value of $1,000 per share. In January 1994, the Company repurchased the 1,000 shares of Series B Redeemable Preferred Stock due October 1998 for $750,000. The $168,000 excess of the repurchase price over the accreted value of the shares was recorded as an adjustment to the purchase price of Command.

   Conversion Rights. The Series B Redeemable Preferred Stock does not have any conversion rights.

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  SERIES C REDEEMABLE CONVERTIBLE PREFERRED STOCK

   Dividends. The holders of the Series C Redeemable Convertible Preferred Stock (the "Series C Redeemable Preferred Stock") are entitled to cumulative dividends equal to six percent (6%) per annum of the liquidation preference of each share of Series C Redeemable Preferred Stock payable quarterly in arrears.

   Voting Rights. The holders of the Series C Redeemable Preferred Stock are not entitled to voting rights, except as otherwise required by law.

   Redemption. The Company is entitled, at its option, to redeem the Series C Redeemable Preferred Stock, in whole or in part at any time, and from time to time, until September 13, 1998 at a redemption price per share equal to one hundred per cent (100%) of the liquidation preference (as defined below) per share, together with all accrued and unpaid dividends for the shares of Series C Redeemable Preferred Stock so redeemed (collectively, the "Redemption Price"). The holders of the Series C Redeemable Preferred Stock are entitled, at their option, to cause the Company to purchase the Series C Redeemable Preferred Stock, in whole or in part, after September 13, 2000 at the Redemption Price.

   Conversion Rights. Upon an occurrence of an event of default (as such term is defined in the Certificate of Designations of the Series C Redeemable Preferred Stock), which is not cured within 90 days after receipt of notice of such default, the holder of the Series C Redeemable Preferred Stock are entitled to convert their shares of Series C Redeemable Preferred Stock then outstanding into the number of shares of Class A Common Stock that shall be determined by dividing the number of shares of Series C Redeemable Preferred Stock then outstanding by the product of seventy-five percent (75%) multiplied by the average closing bid and ask price per share for the Class A Common Stock quoted on the Nasdaq National Market or any successor exchange on which the Class A Common Stock is listed for the thirty (30) day period immediately prior to the effective date of the conversion.

   Liquidation Rights. In the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of shares of Series C Redeemable Preferred Stock then outstanding, shall be entitled to receive out of the assets or surplus funds of the Company available any distribution to stockholders, or proceeds thereof, whether from capital, surplus or earnings, before any distribution is made to holders of Class A Common Stock, a liquidation preference in the amount per share of Series C Redeemable Preferred Stock equal to One Thousand Dollars ($1,000) (the "Liquidation Preference").

  SERIES D CUMULATIVE CONVERTIBLE EXCHANGEABLE PREFERRED STOCK

   Dividends. The holders of the Series D Preferred Stock will be entitled to receive cumulative dividends payable quarterly in arrears.

   Voting Rights. The holders of Series D Preferred Stock will have no voting rights except as required by law and as specified in the Certificate of Designations with respect to the Series D Preferred Stock. Upon the Company's failure to meet certain obligations to holders of the Series D Preferred Stock, the holders of the Series D Preferred Stock will be entitled to elect two members to the Company's Board of Directors.

   Mandatory Redemption. The Series D Preferred Stock will be subject to
mandatory redemption on      , 2007 at the Liquidation Preference thereof
plus accrued and unpaid dividends, if any, to the redemption date.

   Optional Redemption. The Series D Preferred Stock will be redeemable, in whole or in part, at the option of the Company at any time three years after the date of issuance at the redemption prices set forth in the Certificate of Designations plus accrued and unpaid dividends, if any, to the redemption date.

   Conversion Rights. Each share of Series D Preferred Stock will be convertible at the option of the holder thereof into shares of Class A Common Stock (subject to adjustment) at any time prior to the close of business on any redemption date.

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

   Exchange Rights. At the Company's option, the Series D Preferred Stock
will be exchangeable into   % Convertible Subordinated Exchange Notes due
2007 (the "Exchange Notes"). The Exchange Notes will be issued pursuant to the Exchange Note Indenture and will be subordinate to the prior payment in full of all Senior Debt (including the Notes), whether outstanding on the date of the Exchange Note Indenture or thereafter incurred. The Exchange Notes will contain substantially the same terms, covenants and conditions as the Series D Preferred Stock, including conversion rights, and redemption terms. In addition, the Exchange Note Indenture will contain customary Events of Default provisions. The Exchange Notes will not be guaranteed by any of the Company's subsidiaries.

   Liquidation Rights. The Series D Preferred Stock will rank senior in right of payment to every other class or series of capital stock of the Company as to dividends and upon liquidation, dissolution or winding up of the Company. The Series D Preferred Stock will have a Liquidation Preference of $50.00 per share.

   Change of Control. Upon a Change of Control (as defined in the Certificate of Designations), the holders of the Series D Preferred Stock will have the right, subject to certain conditions and restrictions, to require the Company to repurchase their shares of Series D Preferred Stock at a purchase price of 101% of the Liquidation Preference thereof, plus accrued and unpaid dividends to the date of purchase. The repurchase price is payable in cash or, at the option of the Company, in shares of Class A Common Stock valued at 95% of the Current Market Price (as defined in the Certificate of Designations) of the Class A Common Stock.

   Certain Covenants. The Certificate of Designations will contain certain covenants that will, among other things, limit the ability of the Company and its subsidiaries to make restricted payments, incur indebtedness or issue preferred stock, engage in transactions with their affiliates and engage in mergers or consolidations.

   TRANSFER AGENT

   Chemical Bank is the Transfer Agent and Registrar for the Class A Common Stock and the Class B Common Stock and the Series D Preferred Stock.

CERTAIN PROVISIONS OF CERTIFICATE OF INCORPORATION, BY-LAWS AND STATUTE

   Directors' Liability. The General Corporation Law of the State of Delaware (the "Delaware Law") provides that a corporation may limit the liability of each director to the corporation or its stockholders for monetary damages except for liability (i) for any breach of the directors duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,
(iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases and (iv) for any transaction from which the director derives an improper personal benefit. The Certificate of Incorporation provides for the elimination and limitation of the personal liability of directors of the Company for monetary damages to the fullest extent permitted by Delaware Law. In addition, the Certificate of Incorporation provides that if the Delaware Law is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors shall be eliminated or limited to the fullest extent permitted by the Delaware Law, as so amended. The effect of this provision is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (iv) above. This provision does not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care.

   Section 203 of Delaware Law. The Company is subject to the "business combination" statute of the Delaware Law, an anti-takeover law enacted in 1988. In general, Section 203 of the Delaware Law prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder," for a period of three years after the date of the transaction in which the person became an "interested stockholder," unless
(a) prior to such date the board of directors of the corporation approved either the "business combination" or the transaction which resulted in the stockholder

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

becoming an "interested stockholder," (b) upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (c) on or subsequent to such date the "business combination" is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3 % of the outstanding voting stock which is not owned by the "interested stockholder." A "business combination" includes mergers, stock or asset sales and other transactions resulting in a financial benefit to the "interested stockholders." An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock. Although Section 203 permits the Company to elect not to be governed by its provisions, the Company to date has not made this election. As a result of the application of
Section 203, potential acquirers of the Company may be discouraged from attempting to effect an acquisition transaction with the Company, thereby possibly depriving holders of the Company's securities of certain opportunities to sell or otherwise dispose of such securities at above-market prices pursuant to such transactions.

FOREIGN OWNERSHIP

   The Certificate of Incorporation restricts the ownership, voting and transfer of the capital stock of the Company, in accordance with the Communications Act, and the rules of the FCC, to prohibit ownership of more than 25% of the Company's outstanding capital stock, or more than 25% of the voting rights it represents (such percentage, however, is 20% in the case of those subsidiaries that arc direct holders of FCC licenses), by or for the account of Aliens or corporations otherwise subject to domination or control by Aliens. The Company has determined that, because of the ownership by Nomura Holdings America, Inc. ("Nomura") of a significant amount of Class A Common Stock and the fact that Aliens own a substantial portion of Nomura's own voting common stock, acquisitions by Aliens of additional shares of the Company's Common Stock, will, in light of the provisions of the Communications Act, the rules of the FCC and the Certificate of Incorporation, be prohibited. In addition, the Certificate of Incorporation provides that shares of capital stock of the Company determined by the Board of Directors to be owned beneficially by an Alien shall always be subject to redemption by the Company by action of the Board of Directors to the extent necessary, in the judgment of the Board of Directors, to comply with the alien ownership restrictions of the Communications Act and the FCC rules and regulations.

   The Certificate of Incorporation authorizes the Board of Directors of the Company to adopt such provisions as it deems necessary to enforce these prohibitions. Pursuant to such authority, the Board of Directors adopted resolutions that prohibit any transfer of any of the Company's capital stock to any Alien. The Company established certain procedures and controls designed to implement the aforesaid prohibition. Specifically, at the time shares of Common Stock are presented for transfer, the Company's transfer agent inquires as to whether the shares are to be transferred to or for the account of an Alien, an entity with Alien ownership or an entity that would be considered Alien by the FCC. If so, the proposed transfer is not permitted. See "Business -- Federal Regulation of Radio Broadcasting -- Ownership Matters."

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

                     DESCRIPTION OF CERTAIN INDEBTEDNESS

THE NOTES

   In October 1993, the Company issued $80.0 million aggregate principal amount of Notes, which have a maturity date of October 1, 2000. Interest on the Notes accrues from October 7, 1993 and is payable semi-annually on each April 1 and October 1 commencing on April 1, 1994. The Notes are senior subordinated obligations of the Company and are subordinated in right of payment to all existing and future permitted Senior Debt (as defined) of the Company. The Notes will rank pari passu in right of payment with the New Notes. The Notes are also subordinated to all indebtedness and trade payables of the Company's subsidiaries. The Notes are redeemable at the Company's option, in whole or in part, at any time on or after October 1, 1998, at the following redemption prices (expressed as percentages of the principal amount): if redeemed during the twelve month period beginning October 1, of
(a) 1998, 101.896%; and (b) 1999 and thereafter, 100.0%.

   The holders of Notes may require the Company to repurchase the Notes in certain circumstances involving a Change in Control (as defined in the Indenture) at a purchase price of 101% of the principal amount thereof, plus accrued interest to the date of repurchase. Under certain circumstances, the Company will be required to make an offer to purchase Notes at a price equal to 100% of the principal amount thereof, plus accrued interest to the date of purchase, with the proceeds of certain Asset Sales (as defined in the Indenture).

NEW CREDIT AGREEMENT

   In connection with the Financing, the Company is currently negotiating with respect to the New Credit Agreement which will provide availability of up to $150.0 million for additional acquisitions and for working capital. The following is a summary of the anticipated material terms and conditions of the Senior Credit Facility. This summary does not purport to be a complete description of the Senior Credit Facility and is subject to the detailed provisions of the loan agreement and related documents (the "New Credit Agreement") to be entered into in connection with the Senior Credit Facility.

   General. Pursuant to the New Credit Agreement, the Company will have available a $150.0 million revolving line of credit. The proceeds of the Senior Credit Facility will be available to refinance existing bank indebtedness, to finance Permitted Acquisitions (as defined) and to provide availability for working capital and general corporate purposes.

   Interest. Interest on the funds borrowed under the Senior Credit Facility will be based upon a floating rate selected by the Company of either (i) the higher of (a) the Bank of New York's prime rate or (b) the Federal funds rate plus 0.5%, or (ii) the LIBOR rate, in each case plus the applicable margin, which will be 1.000% in the case of either rate under subsection (i) (an "ABR borrowing"), or 2.500% in the case of LIBOR borrowings. Interest on ABR borrowings will be payable quarterly; interest on LIBOR borrowings will be payable in arrears at the end of each applicable interest period or quarterly in the case of an interest period longer than three months.

   Security. The Company's obligations under the Senior Credit Facility will be secured by substantially all of its assets, including property, stock of subsidiaries and accounts receivable and will be guaranteed by the subsidiaries of the Company.

   Covenants. The New Credit Agreement will contain restrictive covenants that, among other things, impose restrictions on the Company and its subsidiaries with respect to (i) the incurrence of additional indebtedness,
(ii) capital expenditures, (iii) dividends or other distributions, (iv) acquisitions and mergers, (v) the incurrence of additional liens, (vi) engaging in a business other than the ownership and operation of radio broadcasting stations, (vii) the disposition of assets, (viii) the redemption or retirement of capital stock or debt, or investing in persons other than the Company, (ix) investments, loans and advances, (x) transactions will affiliates, and (xi) sale-leaseback transactions.

   Events of Default. The New Credit Agreement will provide for customary events of default. The occurrence any of such event of default could result in the acceleration of the Company's obligations under the New Credit Agreement.

THE NEW NOTES

   The following is a description of the indenture pursuant to which the New Notes will be issued (the "New Note Indenture"). The terms of the New Notes will include those stated in the New Note Indenture and those made part of the New Note Indenture by reference to the Trust Indenture Act.

   General. The New Notes will be general unsecured obligations of the Company and will be subordinated in right of payment to all Senior Debt (as such term will be defined in the New Note Indenture).

   Principal, Maturity and Interest. The aggregate principal amount of the New Notes will be $440.0 million and the New Notes will mature in 2006. Interest on the New Notes will accrue annually and be payable semi-annually in arrears.

   Redemption. The New Notes will not be redeemable at the Company's option before 2001. Thereafter, the New Notes will be subject to redemption at the option of the Company, at redemption prices declining ratably to par in 2004, plus in each case, accrued and unpaid interest thereon to the applicable redemption date.

   Covenants. The New Note Indenture will contain certain covenants which will impose certain limitations and restrictions on the ability of the Company to make certain payments, incur additional indebtedness, pay dividends or make other distributions, incur certain liens, merge, consolidate or transfer substantially all its assets, enter into certain transactions with affiliates, engage in sale and leaseback transactions, issue or sell capital stock of a subsidiary, engage in certain business activities and pay for consents to changes to the New Note Indenture.

   Events of Default. The New Note Indenture will contain customary events of default. The occurrence of any of such event of default could result in the acceleration of the Company's obligations under the New Credit Agreement.

                        POSSIBLE CHANGES TO FINANCING

   The Company reserves the right to structure the Financing in a manner different than that described in this Offer to Purchase. In the event that the Tender Offer and Consent Solicitation are not successful, the Company will consider alternative financing arrangements to enable it to complete the Acquisitions while the Notes remain outstanding under the Indenture, which may include obtaining additional bank financing, the sale of additional fixed rate or variable rate debt securities, the issuance of additional capital stock or a combination of the foregoing. The Company believes that such alternative financing arrangements will be available on acceptable terms; however, there can be no assurance that such financing will be obtained.

                        MARKET AND TRADING INFORMATION

   The Notes trade in the over-the-counter market. In general, trading of the Notes has been limited. Prices and trading volumes of the Notes in the over-the-counter market are not reported and can be difficult to monitor. Quotations for securities that are not widely traded, such as the Notes, may differ from actual trading prices and should be viewed as approximations. Holders are urged to obtain current information with respect to market prices for the Notes.

                  CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

   The following summary is a general discussion of the principal federal income tax consequences resulting from the sale of the Notes pursuant to the Tender Offer and the adoption of the Proposed Amendments. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury Regulations promulgated thereunder, Internal Revenue Service ("IRS") rulings, and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. This summary does not address all of the federal income tax consequences that may be relevant to a Holder of Notes in light of such Holder's particular tax situation or to certain classes of Holders subject to special treatment under the federal income tax laws (for example, dealers in securities, banks, insurance companies, nonresident aliens, foreign corporations, tax-exempt entities, employee stock ownership plans, individual retirement and other tax-deferred accounts, and persons who hold the Notes as a hedge, who have otherwise hedged the risk of holding Notes, who held the Notes as part of a straddle with other investments, or who hold the Notes in connection with a conversion transaction), nor does it address any aspect of gift, estate, state, local or foreign taxation. This discussion assumes that the Notes are held as "capital assets" within the meaning of section 1221 of the Code.

   This summary is based in part upon certain proposed Treasury Regulations addressing the treatment of modifications of debt instruments (the "Proposed Regulations"). The Proposed Regulations by their terms would become effective for modifications of debt instruments made 30 days or more after the Proposed Regulations are published in final form; accordingly, by their terms they will not apply to the Proposed Amendments. The Proposed Regulations are, however, indicative of the position of the IRS with regard to their subject matter. In any event, prior to their issuance in temporary or final form, the Proposed Regulations have no binding effect and may be withdrawn or revised at any time on a retroactive basis.

   HOLDERS OF NOTES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF TENDERING OR FAILING TO TENDER NOTES, INCLUDING THE APPLICATION AND EFFECT OF ANY GIFT, ESTATE, APPLICABLE STATE, LOCAL OR FOREIGN INCOME OR OTHER TAX LAWS.

SALE OF NOTES PURSUANT TO THE TENDER OFFER

   The receipt of cash by a Holder in a sale pursuant to the Tender Offer will be a taxable transaction to such Holder for federal income tax purposes. A Holder will generally recognize capital gain (subject to the market discount rules discussed below) or loss on the sale of a Note in an amount equal to the difference between (a) the amount of cash received for such Note, other than the portion of such amount that is properly allocable to accrued interest, which will be taxed as ordinary income, and (b) the Holder's "adjusted tax basis" for such Note at the time of the sale. Such capital gain or loss will be long-term if the Holder held the Note for more than one year at the time of such sale. Generally, a Holder's adjusted tax basis for a Note will be equal to the cost of the Note to such Holder, less payments (other than interest payments) made on the Note. If applicable, a Holder's tax basis in a Note also would be increased by any market discount previously included in income by such Holder pursuant to an election to include market discount in gross income currently as it accrues, and would be reduced by the accrual of amortizable bond premium which the Holder has previously elected to deduct from gross income on an annual basis. If the IRS were to successfully argue that a portion of the cash received by a Holder in a sale pursuant to the Tender Offer should be treated as a separate fee for consenting to the Proposed Amendments, it is possible that such amount would be taxable as ordinary income to such Holder (rather than as sale proceeds, discussed above). Tendering Holders should consult their own tax advisors with respect to the tax consequences to them of the receipt of cash in a sale pursuant to the Tender Offer.

   An exception to the capital gain treatment described above may apply to a Holder who purchased a Note at a "market discount." Subject to a statutory de minimis exception, market discount is the excess of the face amount of a Note over the Holder's tax basis in such Note immediately after its acquisition by such Holder. In general, unless the Holder has elected to include market discount in income currently as it accrues, any gain realized by a Holder on the sale of a Note having market discount in excess of a de minimis amount will be treated as ordinary income to the extent of the market discount that has accrued (on a straight line basis or, at the election of the Holder, on a constant interest basis), while such Note was held by the Holder.

PROPOSED AMENDMENTS

   The federal income tax consequences of adoption of the Proposed Amendments to non-tendering Holders will depend upon whether a constructive exchange of Notes is deemed to have occurred. Although the issue is not free from doubt, the adoption of the Proposed Amendments should not cause

Holders of Notes to recognize gain or loss for federal income tax purposes. This is based upon the conclusion that under present law, as well as under the Proposed Regulations, the adoption of the Proposed Amendments should not be treated as a constructive exchange of the Notes for new debt instruments.

   Because the issue is not free from doubt, however, it is possible that the adoption of the Proposed Amendments will be treated, for federal income tax purposes, as giving rise to a constructive exchange of the Notes for new debt instruments. In the event that the adoption of the Proposed Amendments gives rise to a constructive exchange of Notes for new debt instruments, the constructive exchange may qualify as a recapitalization for federal income tax purposes, and no gain or loss realized by Holders in such constructive exchange would be recognized. If the adoption of the Proposed Amendments is treated as giving rise to a constructive exchange of the Notes for new debt instruments and such constructive exchange fails to qualify as a recapitalization for federal income tax purposes, then Holders would generally be required to recognize all gain or loss realized as a consequence of such constructive exchange.

   Gain or loss recognized upon any constructive exchange of Notes for new debt instruments generally should be capital gain or loss and will be long-term capital gain or loss if the Holder's holding period with respect to the Notes is in excess of one year, subject to certain exceptions, including an exception for Notes acquired by a Holder with "market discount" in certain circumstances. A Holder's realized gain or loss generally should be determined based upon the difference between the Holder's adjusted basis in the Notes and the "issue price" of the new debt instruments deemed issued in the exchange other than amounts allocable to unpaid interest. The "issue price" of the new debt instruments will be the stated principal amount of the Notes and there would be no original issue discount with respect to the Notes.

   No ruling on the constructive exchange issue has been or will be sought from the IRS.

INFORMATION REPORTING

   Information statements will be provided to the IRS and to Holders whose Notes are sold pursuant to the Tender Offer reporting the payment of the Tender Offer Consideration (except with respect to Holders that are exempt from the information reporting rules, such as corporations).

BACKUP WITHHOLDING AND SUBSTITUTE FORM W-9

   Under federal income tax law, certain Holders whose Notes are accepted for payment are required to provide the Depositary (as payer) with their correct taxpayer identification numbers ("TIN") on the Substitute Form W-9 (included as part of the Letter of Transmittal and Consent). If the Holder is an individual, the TIN is his or her social security number. If the Depositary is not provided with the correct TIN, the Holder may be subject to a $50 penalty imposed by the IRS. In addition, payments that are made to such Holder may be subject to backup withholding. Certain Holders (including, among others, corporations) are not subject to these backup withholding and reporting requirements. If backup withholding applies, the Depositary is required to withhold 31% of any payment made to the Holder. Backup withholding is not an additional federal income tax. Rather, the federal income tax liability of persons subject to backup withholding will be offset by the amount of tax withheld. If backup withholding results in an overpayment of federal income taxes, a refund may be obtained from the IRS provided the required information is furnished. To prevent backup withholding, the Holder or other payee is required to complete the Substitute Form W-9 on the Letter of Transmittal and Consent certifying that the TIN provided on such form is correct and that such Holder or other payee is not subject to backup withholding.

                             INDEPENDENT AUDITORS

   The consolidated financial statements of SFX Broadcasting, Inc. and Subsidiaries at December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995, and the consolidated financial statements of Multi-Market Radio, Inc. at December 31, 1995 and 1994, and for the years then ended, all appearing in this Offer to Purchase, have been audited by Ernst & Young LLP, independent auditors, as stated in their reports appearing herein.

   The consolidated financial statements of Liberty Broadcasting, Inc. at December 31, 1995 and 1994 and for the years ended December 31, 1995,1994, and the nine months ended December 31, 1993 and the combined financial statements of HMW Communication, Inc.--Selected Operations (combination of six radio stations to be sold) as of December 31, 1995 and 1994 for the year ended December 31, 1995, and various periods from January 6, 1994 to December 31, 1994, all appearing in this Offer to Purchase, have been audited by Coopers & Lybrand LLP, independent accountants, as stated in their reports appearing herein.

   The financial statements of Prism Radio Partners, L.P. as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995, included in this Offer to Purchase, have been audited by KPMG Peat Marwick LLP, independent certified public accountants, to the extent and for the period indicated in their report thereon.

   The financial statements of ABS Greenville Partners, L.P. at December 31, 1995 and for the year then ended, appearing in this Offer to Purchase, have been audited by Cheely Burcham Eddins Rokenbrod & Carroll, independent auditors, as stated in their report appearing herein.

                                MISCELLANEOUS

   THE TENDER OFFER AND THE CONSENT SOLICITATION ARE NOT BEING MADE TO (NOR WILL TENDERS OF NOTES BE ACCEPTED FROM OR ON BEHALF OF) HOLDERS OF NOTES IN ANY JURISDICTION IN WHICH THE MAKING OR ACCEPTANCE OF THE TENDER OFFER AND THE CONSENT SOLICITATION WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. HOWEVER, THE COMPANY, IN ITS SOLE DISCRETION, MAY TAKE SUCH ACTION AS IT MAY DEEM NECESSARY TO MAKE THE TENDER OFFER AND THE CONSENT SOLICITATION IN ANY SUCH JURISDICTION, AND MAY EXTEND THE TENDER OFFER AND THE CONSENT SOLICITATION TO HOLDERS OF NOTES IN ANY SUCH JURISDICTION.

   No person has been authorized to give any information or make any representation on behalf of the Company which is not contained in this Offer to Purchase or in the Letter of Transmittal and Consent, and, if given or made, such information or representation should not be relied upon.

                                               SFX Broadcasting, Inc.

May 2, 1996

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

                        INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                     --------
SFX Broadcasting, Inc. and Subsidiaries:
  Report of Independent Auditors ...................................................     F-3
  Consolidated Balance Sheets as of December 31, 1995 and 1994 .....................     F-4
  Consolidated Statements of Operations for each of the three years in the period
   ended December 31, 1995 .........................................................     F-6
  Consolidated Statements of Shareholders Equity (Deficiency) for each of the three
   years in the period ended December 31, 1995 .....................................     F-7
  Consolidated Statements of Cash Flows for each of the three years in the period
   ended December 31, 1995 .........................................................     F-8
  Notes to Consolidated Financial Statements .......................................     F-9
Liberty Broadcasting, Inc.:
  Report of Independent Accountants ................................................    F-27
  Consolidated Balance Sheets as of December 31, 1995 and 1994 .....................    F-28
  Consolidated Statements of Operations for the years ended December 31, 1995 and
   1994 and the nine months ended December 31, 1993 ................................    F-29
  Consolidated Statements of Stockholders' Equity for the years ended December 31,
   1995 and 1994 and the nine months ended December 31, 1993 .......................    F-30
  Consolidated Statements of Cash Flows for the years ended December 31, 1995 and
   1994 and the nine months ended December 31, 1993 ................................    F-31
  Notes to Consolidated Financial Statements .......................................    F-32
Prism Radio Partners, L.P.
  Independent Auditors' Report .....................................................    F-41
  Balance Sheets as of December 31, 1995 and 1994 ..................................    F-42
  Statements of Operations for each of the years in the three-year period ended
   December 31, 1995 ...............................................................    F-43
  Statements of Partners' Capital for each of the years in the three-year period
   ended December 31, 1995 .........................................................    F-44
  Statements of Cash Flows for each of the years in the three-year period ended
   December 31, 1995 ...............................................................    F-45
  Notes to Financial Statements ....................................................    F-46
HMW Communications, Inc. -- Selected Operations:
  Report of Independent Auditors ...................................................    F-54
  Combined Balance Sheets as of December 31, 1995 and 1994 .........................    F-55
  Combined Statements of Operations for the year ended December 31, 1995 and
   various periods from January 6, 1994 to December 31, 1994 .......................    F-56
  Combined Statements of Shareholders' Equity for the year ended December 31, 1995
   and various periods from January 6, 1994 to December 31, 1994 ...................    F-57
  Combined Statements of Cash Flows for the year ended December 31, 1995 and
   various periods from January 6, 1994 to December 31, 1994 .......................    F-58
  Notes to Combined Financial Statements ...........................................    F-59
ABS Greenville Partners, L.P.
  Independent Auditors' Report .....................................................    F-64
  Balance Sheet as of December 31, 1995 ............................................    F-65
  Statement of Operations and Partners' Deficit for the year ended December 31, 1995    F-66
  Statement of Cash Flows for the year ended December 31, 1995 .....................    F-67
  Notes to Financial Statements ....................................................    F-68

                                                                                        PAGE
                                                                                     --------
Multi-Market Radio, Inc. and Subsidaries:
  Report of Independent Auditors ...................................................    F-72
  Consolidated Balance Sheets as of December 31, 1995 and 1994 .....................    F-73
  Consolidated Statements of Operations for the years ended December 31, 1995
   and 1994 ........................................................................    F-74
  Consolidated Statements of Cash Flows for the years ended December 31, 1995
   and 1994 ........................................................................    F-75
  Consolidated Statements of Stockholders' Equity for the years ended December 31,
   1995 and 1994 ...................................................................    F-76
  Notes to Consolidated Financial Statements .......................................    F-77

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors
SFX Broadcasting, Inc.

   We have audited the accompanying consolidated balance sheets of SFX Broadcasting, Inc. and Subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, shareholders' equity (deficiency), and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SFX Broadcasting, Inc. and Subsidiaries at December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                                 ERNST & YOUNG LLP

New York, New York
February 20, 1996, except for
Note 14 as to which the date is May 1, 1996

                   SFX BROADCASTING, INC. AND SUBSIDIARIES
                         CONSOLIDATED BALANCE SHEETS
                            (dollars in thousands)

                                                                         DECEMBER 31,
                                                                    ---------------------
                                                                        1995       1994
                                                                    ----------  ---------
ASSETS
Current Assets:
Cash and cash equivalents .........................................   $ 11,893   $  3,194
Short term investments available for sale (Note 4) ................         --      7,817
Accounts receivable less allowance for doubtful accounts of $922
 in 1995 and $661 in 1994 .........................................     18,034     11,975
Prepaid broadcast rights and other current assets .................      2,578      5,381
                                                                    ----------  ---------
  Total current assets ............................................     32,505     28,367
                                                                    ----------  ---------
Property and Equipment:
Land ..............................................................      3,179      2,155
Buildings and improvements ........................................      6,265      3,648
Equipment and furniture ...........................................     12,597     10,374
Equipment recorded under capital leases ...........................      1,496        747
                                                                    ----------  ---------
                                                                        23,537     16,924
Less accumulated depreciation and amortization ....................     (6,770)    (4,312)
                                                                    ----------  ---------
  Net property and equipment ......................................     16,767     12,612
Intangible Assets:
Broadcast licenses ................................................    118,724     89,338
Goodwill ..........................................................     11,209     11,209
Deferred financing costs ..........................................      8,391      6,489
Other .............................................................      4,719      3,722
                                                                    ----------  ---------
                                                                       143,043    110,758
Less accumulated amortization .....................................    (13,500)    (8,606)
                                                                    ----------  ---------
  Net intangible assets ...........................................    129,543    102,152
Deposit on station acquisition ....................................      3,000         --
Notes receivable from related parties (Note 10) ...................      4,439      2,148
Other assets ......................................................      1,083        529
                                                                    ----------  ---------
TOTAL ASSETS ......................................................   $187,337   $145,808
                                                                    ==========  =========

                            See accompanying notes

                    SFX BROADCASTING, INC. AND SUBSIDIARIES
                         CONSOLIDATED BALANCE SHEETS
                            (dollars in thousands)

                                                                             DECEMBER 31,
                                                                       ----------------------
                                                                           1995        1994
                                                                       ----------  ----------
LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
Accounts payable .....................................................   $  4,005    $  3,138
Accrued expenses .....................................................      4,736       2,664
Accrued interest .....................................................      2,303       2,297
Accrued stock acquisition cost (Note 7) ..............................         --       1,150
Current portion of capital lease obligations (Note 11) ...............        311         171
Current portion of debt (Note 5) .....................................        260         249
                                                                       ----------  ----------
  Total current liabilities ..........................................     11,615       9,669
Deferred income taxes payable (Note 8) ...............................      7,415       2,506
Capital lease obligations, less current portion (Note 11)  ...........        670         291
Debt, less current portion (Note 5) ..................................        609         805
Subordinated notes (Note 5) ..........................................     80,000      80,000
Other liabilities ....................................................        682       1,215
                                                                       ----------  ----------
  Total liabilities ..................................................    100,991      94,486
Redeemable preferred stock (Note 6) ..................................      3,285       2,466
Commitments and contingencies (Note 11)
Shareholders' Equity (Note 7):
Class A Voting common stock, $.01 par value; 10,000,000 shares authorized; 6,458,215 issued and outstanding in 1995 and 4,806,481
 in 1994 .............................................................         64          48
Class B Voting convertible common stock, $.01 par value; 1,000,000 shares authorized; 1,000,000 issued and outstanding in 1995 and
 926,734 in 1994 .....................................................         10           9
Class C Non-voting convertible common stock, $.01 par value;
 1,200,000 shares authorized; 0 issued and outstanding at December
 31, 1995 and 16,784 in 1994 .........................................         --          --
Additional paid-in capital ...........................................    115,184      76,785
Unrealized holding losses on short term investments ..................         --        (185)
Accumulated deficit ..................................................    (32,197)    (27,801)
                                                                       ----------  ----------
  Total shareholders' equity .........................................     83,061      48,856
                                                                       ----------  ----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ...........................   $187,337    $145,808
                                                                       ==========  ==========

                            See accompanying notes

                    SFX BROADCASTING, INC. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF OPERATIONS
               (dollars in thousands, except per share amounts)

                                                                                  YEAR ENDED DECEMBER 31,
                                                                          -------------------------------------
                                                                              1995         1994         1993
                                                                          -----------  -----------  -----------
Gross revenues ..........................................................  $   87,140   $   63,116   $   38,701
Less agency commissions .................................................     (10,310)      (7,560)      (4,468)
                                                                          -----------  -----------  -----------
  Net revenues ..........................................................      76,830       55,556       34,233
Station operating expenses ..............................................      51,039       33,956       21,555
Depreciation, amortization and duopoly integration costs (Notes 2 and 3)        9,137        5,873        4,475
Corporate expenses including related party expenses of $330 in 1995,
 $178 in 1994 and $442 in 1993 (Note 10) ................................       3,797        2,964        1,808
Corporate expenses--nonrecurring charge including related party expenses
 of $500 in 1993 (Notes 7 and 10) .......................................          --           --       13,980
Write down of broadcast rights agreement (Note 9) .......................       5,000           --           --
                                                                          -----------  -----------  -----------
  Total operating expenses ..............................................      68,973       42,793       41,818
                                                                          -----------  -----------  -----------
Operating income (loss) .................................................       7,857       12,763       (7,585)
Investment (income) loss ................................................        (650)         121          (17)
Interest expense ........................................................      12,903        9,332        7,351
                                                                          -----------  -----------  -----------
(Loss) income before income taxes, extraordinary item and cumulative
 effect of change in accounting principle ...............................      (4,396)       3,310      (14,919)
Income tax expense (Note 8) .............................................          --        1,474        1,015
                                                                          -----------  -----------  -----------
(Loss) income before extraordinary item and cumulative effect of change
 in accounting principle ................................................      (4,396)       1,836      (15,934)
Extraordinary loss on debt retirement (Note 2) ..........................          --           --        1,665
Cumulative effect of a change in accounting principle ...................          --           --          182
                                                                          -----------  -----------  -----------
  Net (loss) income .....................................................      (4,396)       1,836      (17,781)
Redeemable preferred stock dividends and accretion ......................         291          348          557
                                                                          -----------  -----------  -----------
  Net (loss) income applicable to common stock ..........................  $   (4,687)  $    1,488   $  (18,338)
                                                                          ===========  ===========  ===========
Net (loss) income per common share before extraordinary item and
 cumulative effect of a change in accounting principle ..................  $    (0.71)  $     0.26   $    (6.37)
Extraordinary loss on debt retirement per common share ..................          --           --         (.64)
Cumulative effect of change in accounting principle per common share  ...          --           --         (.07)
                                                                          -----------  -----------  -----------
  Net (loss) income per common share ....................................       (0.71)        0.26        (7.08)
                                                                          ===========  ===========  ===========
Weighted average common shares outstanding ..............................   6,595,728    5,792,385    2,589,285
                                                                          ===========  ===========  ===========

                            See accompanying notes

                   SFX BROADCASTING, INC. AND SUBSIDIARIES
         CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIENCY)
                YEARS ENDED DECEMBER 31, 1993, 1994, AND 1995
                            (DOLLARS IN THOUSANDS)

                                                        CLASS A    CLASS B    CLASS C
                                                        COMMON     COMMON     COMMON
                                                      ---------  ---------  ---------
Balance, December 31, 1992 ..........................     $ 2        $ 9
Undeclared dividends in arrears on Capstar
 Communications, Inc. Class A Redeemable Preferred
 Stock ..............................................
Extinguishment of note payable to Hicks Broadcast
 Partners of Tennessee, L.P. (Note 1) ...............
Issuance of common stock (Note 6):
 Command Purchase ...................................                            11
 Initial public offering, net of expenses  ..........      35
 Founders' stock ....................................
Accretion of dividends on redeemable preferred stock
Net loss ............................................
                                                      ---------  ---------  ---------
Balance, December 31, 1993 ..........................     $37        $ 9       $ 11
                                                      =========  =========  =========
Accretion of dividends on redeemable preferred stock
Conversion of Class C Common including fees and
 expenses (Note 7) ..................................      11                   (11)
Reduction of equity issuance costs ..................
Unrealized holding losses on short term investments
Net income ..........................................
                                                      ---------  ---------  ---------
Balance, December 31, 1994 ..........................     $48        $ 9         --
                                                      =========  =========  =========
Public offering, net of expenses ....................      17
Redemption of Class C Common Stock (Note 7)  ........
Accretion of dividends on redeemable preferred stock
Conversion of Class A Common to Class B Common
 (Note 7) ...........................................      (1)         1
Decrease in unrealized holding losses ...............
Net loss ............................................
                                                      ---------  ---------  ---------
Balance, December 31, 1995 ..........................     $64        $10       $ --
                                                      =========  =========  =========




                    (RESTUBBED TABLE CONTINUED FROM ABOVE)

                                                                    UNREALIZED
                                                                  HOLDING LOSSES
                                                        PAID IN   ON SHORT TERM   ACCUMULATED
                                                        CAPITAL    INVESTMENTS      DEFICIT     TOTAL
                                                      ---------  --------------  -----------  --------
Balance, December 31, 1992 ..........................  $  2,434                    $(11,856)   $ (9,411)
Undeclared dividends in arrears on Capstar
 Communications, Inc. Class A Redeemable Preferred
 Stock ..............................................      (352)                                   (352)
Extinguishment of note payable to Hicks Broadcast
 Partners of Tennessee, L.P. (Note 1) ...............       500                                     500
Issuance of common stock (Note 6):
 Command Purchase ...................................    15,955                                  15,966
 Initial public offering, net of expenses  ..........    46,366                                  46,401
 Founders' stock ....................................    13,480                                  13,480
Accretion of dividends on redeemable preferred stock       (205)                                   (205)
Net loss ............................................                               (17,781)    (17,781)
                                                      ---------  --------------  -----------  --------
Balance, December 31, 1993 ..........................  $ 78,178          --        $(29,637)   $ 48,598
                                                      =========  ==============  ===========  ========
Accretion of dividends on redeemable preferred stock       (348)                                   (348)
Conversion of Class C Common including fees and
 expenses (Note 7) ..................................    (1,150)                                 (1,150)
Reduction of equity issuance costs ..................       105                                     105
Unrealized holding losses on short term investments                    (185)                       (185)
Net income ..........................................                                 1,836       1,836
                                                      ---------  --------------  -----------  --------
Balance, December 31, 1994 ..........................  $ 76,785       $(185)       $(27,801)   $ 48,856
                                                      =========  ==============  ===========  ========
Public offering, net of expenses ....................    39,149                                  39,166
Redemption of Class C Common Stock (Note 7)  ........      (459)                                   (459)
Accretion of dividends on redeemable preferred stock       (291)                                   (291)
Conversion of Class A Common to Class B Common
 (Note 7) ...........................................                                                --
Decrease in unrealized holding losses ...............                   185                         185
Net loss ............................................                                (4,396)     (4,396)
                                                      ---------  --------------  -----------  --------
Balance, December 31, 1995 ..........................  $115,184       $  --        $(32,197)   $ 83,061
                                                      =========  ==============  ===========  ========

                            See accompanying notes

                   SFX BROADCASTING, INC. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (DOLLARS IN THOUSANDS)

                                                                         YEARS ENDED DECEMBER 31,
                                                                   ----------------------------------
                                                                       1995       1994        1993
                                                                   ----------  ---------  -----------
Operating Activities:
Net (loss) income ................................................   $ (4,396)   $ 1,836    $(17,781)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
 Extraordinary loss on debt retirement ...........................         --         --       1,665
 Cumulative effect of accounting change ..........................         --         --         182
 Depreciation and amortization ...................................      7,757      5,873       4,475
 Interest on note receivable from related parties ................       (291)      (148)         --
 Loss on sale of investments .....................................         84        974          --
 Deferred tax expense ............................................         --      1,309       1,015
 Founders stock charge ...........................................         --         --      13,480
Changes in assets and liabilities:
 Increase in accounts receivable .................................     (5,164)    (1,362)       (662)
 Decrease (increase) in prepaid broadcast rights and other assets       2,052     (4,476)          5
 Increase (decrease) in accrued interest payable .................          6        (47)      1,177
 Increase (decrease) in accounts payable, accrued expenses and
  other liabilities ..............................................        451     (2,785)     (3,480)
                                                                   ----------  ---------  -----------
 Net cash provided by operating activities .......................        499      1,174          76
Investing activities:
 Purchase of stations, net of cash acquired ......................    (26,057)    (4,604)    (46,181)
 Issuance of related party note receivable .......................     (2,000)        --      (2,000)
 Deposit on station acquisition ..................................     (3,000)        --          --
 Purchase of property and equipment ..............................     (3,261)    (1,951)       (569)
 Purchase of short term investments ..............................         --     (3,019)     (9,347)
 Proceeds from sale of short term investments ....................      7,918      3,390          --
 Proceeds from sale of assets ....................................        703         --       1,529
                                                                   ----------  ---------  -----------
 Net cash used in investing activities ...........................    (25,697)    (6,184)    (56,568)
Financing activities:
 Payments on senior loans and capital lease obligations  .........    (22,521)      (333)    (52,972)
 Additions to debt issuance costs ................................     (2,139)        --      (6,489)
 Proceeds from senior loans and subordinated debt ................     22,000         --      83,426
 Issuance of common stock ........................................     39,166         --      46,401
 Redemption of preferred stock ...................................     (1,000)    (1,750)     (4,244)
 Retirement of Class C Common Stock ..............................       (459)        --          --
 Decrease in accrued stock acquisition costs .....................     (1,150)        --          --
                                                                   ----------  ---------  -----------
 Net cash provided by (used in) financing activities  ............     33,897     (2,083)     66,122
Net (decrease) increase in cash and cash equivalents  ............      8,699     (7,093)      9,630
Cash and cash equivalents at beginning of period .................      3,194     10,287         657
                                                                   ----------  ---------  -----------
Cash and cash equivalents at end of period .......................   $ 11,893    $ 3,194    $ 10,287
                                                                   ==========  =========  ===========

                            See accompanying notes

                   SFX BROADCASTING, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              DECEMBER 31, 1995

NOTE 1--ORGANIZATION AND BASIS OF PRESENTATION

   SFX Broadcasting, Inc. (the "Company") was incorporated in Delaware on February 26, 1992 for the purpose of owning and operating commercial radio stations. On December 31, 1995, the Company owned and operated or provided programming to and sold advertising on eleven FM stations and four AM stations serving the following seven markets: Dallas and Houston, Texas; San Diego, California; Nashville, Tennessee; Charlotte, North Carolina; Greenville-Spartanburg, South Carolina; and Jackson, Mississippi. The Company also owns a group of regional and national radio networks known as the Texas State Networks ("TSN").

   The Company acquired all the outstanding voting stock of Command Communications, Inc. ("Command") (the "Command Acquisition") on July 2, 1993, and a subsidiary of the Company merged with and into Capstar Communications, Inc. ("Capstar") (the "Capstar Merger") on October 7, 1993, concurrently with the completion of the Company's initial public offering of 3,500,000 shares of its Class A Common Stock at a price of $15 per share (the "Initial Public Offering") and $80,000,000 aggregate principal amount of 11 3/8 % Senior Subordinated Notes due 2000 (the "Notes Offering," and together with the Initial Public Offering, the "Offerings").

   Capstar, Inc., an entity controlled by the President and Chief Executive Officer of the Company, managed the business affairs of Capstar through October 7, 1993. Sillerman Communications Management Corporation ("SCMC"), an entity controlled by the Company's Executive Chairman and majority shareholder, consulted with Capstar and Command on certain financial matters and provided various services through October 7, 1993.

   The Capstar Merger has been reflected as a transaction among entities under common control (similar to a pooling of interests), and the historical financial statements of the Company have been restated to include Capstar's historical financial position and results of operations for all periods presented.

   In connection with the Command Acquisition, (a) the Company paid the holder of the outstanding voting stock of Command $1,750,000 in cash and issued 1,000 shares of the Company's Series A Redeemable Preferred Stock with an aggregate liquidation preference of $1,000,000 (present value at July 2, 1993 of $865,000) upon the completion of the Offerings and (b) entered into agreements with certain debt holders and shareholders of Command whereby upon the completion of the Offerings: (i) the holders of Command's senior subordinated notes exchanged their notes for $18,000,000 in cash, 4,000 shares of the Company's Series B Redeemable Preferred Stock with an aggregate liquidation preference of $4,000,000 (present value at July 2, 1993 of $2,631,000) and 1,071,429 shares of the Company's Class C Common Stock with a value of $15,966,000 at the date of the Offerings; (ii) the holders of certain of Command's junior subordinated notes and SCMC canceled their claims for no consideration; (iii) the holder of certain of Command's junior subordinated notes canceled such notes in exchange for the transfer, by SCMC, of common stock of the Company; and, (iv) the holders of Command's non-voting common stock and other equity securities canceled their claims for no consideration. For purposes of preparing the accompanying consolidated financial statements, the Company has accounted for the exchange and cancellation of indebtedness and equity securities, including the issuance of the Company's Class C Common Stock and Series A and Series B Redeemable Preferred Stock, as if they had occurred on July 2, 1993. Further, the Company has recorded imputed interest expense from July 2, 1993, on the $18,000,000 cash payment paid to the holder of Command's senior subordinated notes upon the closing of the Offerings on October 7, 1993.

NOTE 2--ACQUISITIONS

   In September 1995, the Company acquired the assets of KTCK-AM in Dallas, Texas (the "Dallas Acquisition") from a third party for $8,633,000 in cash (including $133,000 in transaction costs) and

                   SFX BROADCASTING, INC. AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                              DECEMBER 31, 1995

NOTE 2--ACQUISITIONS  (Continued)
 $2,000,000 of 6% current coupon Series C redeemable preferred stock (see
Note 6). The purchase agreement contains a provision for a contingent payment not to exceed $7,500,000 payable in 1998 if the Company's Dallas Properties achieve certain ratings and financial goals. If ratings continue at current levels, approximately $2,500,000 would be due in April 1998. As of December 31, 1995, the Company has not accrued any amounts relating to this contingency as the Company's policy is to accrue purchase contingencies at the measurement date. The Company had provided programming to KTCK-AM pursuant to a local marketing agreement ("LMA") since March 1, 1995.

   In April 1995, the Company acquired all of the outstanding stock of Parker Broadcasting Company ("Parker"), the owner and licensee of radio station KYXY-FM in San Diego, California (the "San Diego Acquisition"), for approximately $17,424,000 (including transaction costs of $831,000 of which $175,000 was paid to SCMC for providing or paying for legal services necessary in negotiating and documenting the transaction), including a $650,000 three year covenant not to compete with the former owners and an office building to serve as the offices and studios for both KYXY-FM and KMKX-FM (formerly KJQY-FM). In addition, costs of $1,380,000 related to the integration of KYXY-FM and reformatting of its duopoly partner, KMKX-FM, were included in depreciation and amortization expense. The Company had provided programming to and sold advertising on behalf of KYXY-FM pursuant to an LMA since January 18, 1995.

   In December 1994, the Company purchased for cash substantially all of the assets and assumed certain liabilities of WRVW-FM (formerly WYHY-FM) located in Nashville, Tennessee, from Legacy Broadcasting Partners of Nashville, L.P. ("Legacy"). The purchase price was approximately $4,604,000 including transaction costs of $850,000 of which $550,000 was paid to SCMC, a principal shareholder of Legacy. None of the purchase price was paid to SCMC.

   In April 1993, the Company purchased substantially all of the assets and assumed certain liabilities of WMYI-FM, a radio station located in Greenville-Spartanburg, South Carolina, from an unrelated third party. The purchase price was approximately $9,400,000 plus transaction costs of approximately $500,000 and a loan proposal and commitment fee of $600,000 were funded with a loan from a company affiliated with Hicks, Muse & Co., Incorporated, an investment banking firm in which a brother of the Company's President and a director of Capstar since its formation is a principal. In addition, the Company borrowed $1,500,000 under the loan to purchase the Hicks Broadcasting Partners of Tennessee L.P. note payable. The $500,000 difference between the face amount of the note and the amount paid was recorded as additional paid-in capital as the note was due to a related party. In connection with the repayment of the loan in October 1993, the Company paid a $686,000 prepayment penalty and wrote off unamortized deferred financing costs of $495,000. These amounts have been included in the extraordinary loss on debt retirement on the accompanying statement of operations.

   In December 1993, the Company purchased substantially all the assets of WKTF-FM in Jackson, Mississippi from an unrelated third party. The purchase price of approximately $1,157,000 was funded with a loan from the seller.

   For financial statement purposes, the acquisitions were accounted for using the purchase method, with the aggregate purchase price allocated to the tangible and identifiable intangible assets based upon current estimated fair market values. The allocation resulted in an excess of costs over estimated fair value of identifiable net assets acquired of approximately $61,752,000, $7,796,000, $457,000, $3,702,000, $21,136,000, and $9,250,000 for Command,
WMYI-FM, WKTF-FM, WRVW-FM, KYXY-FM, and KTCK-AM, respectively. The excess cost of Command was increased by approximately $1,286,000 in 1994 due to the resolution of certain preacquisition contingencies, primarily related to the adjustment to the

                   SFX BROADCASTING, INC. AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                              DECEMBER 31, 1995

NOTE 2--ACQUISITIONS  (Continued)
valuation of property acquired at KODA-FM and the settlement of certain legal matters. The assets and liabilities of Command, WMYI-FM, WKTF-FM, WRVW-FM, KYXY-FM, and KTCK-AM and the results of their operations for the period from the date of acquisition have been included in the accompanying consolidated financial statements.

   The following unaudited pro forma summary presents the consolidated results of operations as if the acquisition of Command had occurred at the beginning of 1993, after giving effect to certain adjustments, including amortization of goodwill and interest expense on the acquisition debt. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisition been made as of that date or of results which may occur in the future.

                                                                               PRO FORMA YEAR ENDED
                                                                                 DECEMBER 31, 1993
                                                                             -----------------------
                                                                                    (UNAUDITED)
Net revenues ...............................................................        $   47,435
                                                                             =======================
Loss before extraordinary item and cumulative effect of change in
 accounting principal ......................................................        $   (2,123)
                                                                             =======================
Net loss ...................................................................        $   (2,123)
                                                                             =======================
Net loss applicable to common stock ........................................        $   (2,546)
                                                                             =======================
Net loss per common share ..................................................        $     (.44)
                                                                             =======================
Weighted average common shares outstanding .................................         5,749,999

   The following unaudited pro forma summary presents the consolidated results of operations as if the acquisition of KTCK-AM and KYXY-FM had occurred at the beginning of 1994, after giving effect to certain adjustments, including amortization of goodwill and the accretion of dividends on preferred stock. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisition been made as of that date or of results which may occur in the future.

                                                                          PRO FORMA YEAR ENDED
                                                                            DECEMBER 31, 1994
                                                                        -----------------------
                                                                               (UNAUDITED)
Net revenues ..........................................................        $   62,323
                                                                        =======================
Net income before extraordinary item and cumulative effect of change
 in accounting principal ..............................................        $    2,332
                                                                        =======================
Net income ............................................................        $    1,283
                                                                        =======================
Net income applicable to common stock .................................        $      707
                                                                        =======================
Net income per common share ...........................................        $      .12
                                                                        =======================
Weighted average common shares outstanding ............................         5,792,385

   Pro forma results for 1995 have not been presented for the KTCK-AM or KYXY-FM acquisitions, as they would not be materially different from the Company's operations.

                   SFX BROADCASTING, INC. AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                              DECEMBER 31, 1995

 NOTE 3--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Consolidation

   The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

 Cash and Cash Equivalents

   All highly liquid investments with an original maturity of less than three months are classified as cash equivalents. The carrying amounts of cash and cash equivalents reported in the balance sheet approximate its fair value.

 Short-term investments

   Available-for-sale securities are investments in mutual funds and are carried at fair value, with the unrealized gains and losses, reported in a separate component of shareholders' equity. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in investment income or loss. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in investment income.

 Property and Equipment

   Property and equipment are stated at cost. Depreciation and amortization is provided on the straight-line method over the estimated useful lives of the assets as follows:

Buildings and improvements  ... 7-20 years
Equipment and furniture  ...... 5-7 years

   Leasehold improvements are amortized over the shorter of the lease term or estimated useful lives of the assets. Amortization of assets recorded under capital leases is included in depreciation expense.

 Amortization of Intangible Assets

   Broadcast licenses and goodwill are amortized using the straight-line method over 40 years. Other intangible assets are being amortized using the straight-line method over their estimated remaining useful lives from 2 to 40 years. Debt issuance costs and discounts are being amortized by the interest method over the life of the respective debt.

   The carrying values of intangible assets are reviewed if the facts and circumstances suggest that they may be impaired. If this review indicates the intangible assets will not be recoverable as determined based on the undiscounted cash flows of the Company over the remaining amortization period, the Company's carrying value of the intangible assets will be reduced by the estimated shortfall of cash flows. In 1995, the Financial Accounting Standards Board issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets" which the Company will be required to adopt in 1996. The impact of the adoption of this statement is not expected to be material to the consolidated financial statements.

 Barter Transactions

   The Company barters unsold advertising time for products and services. Such transactions are recorded at the estimated fair value of the products or services received. Barter revenue is recorded when

                   SFX BROADCASTING, INC. AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                              DECEMBER 31, 1995

NOTE 3--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued) commercials are broadcast and related expenses are recorded when the bartered product or service is used. For the years ended December 31, 1993, 1994 and 1995, the Company recorded barter revenue of $1,973,000, $2,905,000, and $4,961,000 respectively, and expenses of $1,816,000, $2,738,000, and
$4,811,000 respectively.

 Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 Local Marketing Agreements/Joint Sales Agreements

   From time to time, the Company enters into LMAs and joint sales agreements ("JSAs"), with respect to broadcast properties it intends to acquire. Terms of the agreements generally require the Company to pay a monthly fee in exchange for the right to provide station programming and sell related advertising time in the case of an LMA or sell advertising in the case of a JSA. The agreements terminate upon the acquisition of the property. The fees are expensed as incurred. The Company classifies the fees as interest expense to the extent interest is imputed based on the purchase price of the broadcast property.

 Adverting Costs

   Advertising costs are expensed as incurred and approximated $3,336,000 and $1,828,000 in 1995 and 1994, respectively.

 Per Share Data

   Income (loss) per common share is based on income (losses) for the period divided by the weighted average number of shares of common stock outstanding plus common share equivalents (in periods in which they have a dilutive effect) determined using the treasury stock method.

 Federal Income Taxes

   The Company and its subsidiaries report Federal income taxes using the liability method in accordance with Statement of Financial Accounting Standards No. 109.

 Concentration of Credit Risk

   The Company's revenue and accounts receivable primarily relate to advertising of products and services within the radio stations' broadcast areas in Tennessee, South Carolina, North Carolina, Texas, Mississippi, and California. Credit is extended based on an evaluation of the customers financial condition, and generally collateral is not required. Credit losses are provided for in the financial statements and consistently have been within management's expectations.

 Reclassification

   Certain amounts in 1993 and 1994 have been reclassified to conform to the 1995 presentation.

                   SFX BROADCASTING, INC. AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                              DECEMBER 31, 1995

 NOTE 4--SHORT TERM INVESTMENTS

   At December 31, 1994, available-for-sale securities consisted of investments in mutual funds which held the following securities (in thousands):

                                                                 GROSS
                                                               UNREALIZED    ESTIMATED
                                                      COST       LOSSES     FAIR VALUE
                                                   --------  ------------  -----------
December 31, 1994

US Corporate Debt Securities due in approximately
 one year ........................................   $1,185       $ --        $1,185
US Corporate Debt Securities due between seven
 and ten years ...................................    3,772         89         3,683
US Government Debt Securities due between seven
 and nine years ..................................    3,045         96         2,949
                                                   --------  ------------  -----------
                                                     $8,002       $185        $7,817
                                                   ========  ============  ===========


   The Company recognized investment income (loss) of $650,000, ($121,000) and $17,000 for the years ended 1995, 1994 and 1993, respectively. The investment loss for 1994 includes a charge of $491,000 in the fourth quarter related to the permanent decline of certain short-term investments available-for-sale at December 31, 1994.

NOTE 5--DEBT AND SUBORDINATED NOTES

   Debt consists of the following at December 31, 1995 and 1994 (in thousands):

                                                                  1995      1994
                                                                -------  --------
Promissory notes; interest at 9.25%, 10%, and 10.55% payable in monthly installments, maturing in 1997, 1998 and 2001,
 collateralized by certain assets with a book value of $1,123
 at December 31, 1995 .........................................   $ 869    $1,054
Less current portion ..........................................    (260)     (249)
                                                                -------  --------
                                                                  $ 609    $  805
                                                                =======  ========

   The aggregate contractual maturities of long-term debt for the years ending December 31 are as follows: 1996--$260,000; 1997--$257,000;
1998--$320,000; 1999--$13,000; 2000--$14,000; thereafter $5,000.

   In October 1993, the Company issued $80,000,000 in Senior Subordinated Notes. The Company incurred issuance costs of approximately $6,249,000 that were recorded as deferred financing costs. The Senior Subordinated Notes bear interest, payable semiannually, at 11 3/8 % and are due October 2000. The notes are unsecured obligations and are subordinate to all senior debt of the Company.

   The Company paid interest of $6,094,000, $9,464,000 and $12,903,000 for the years ended December 31, 1993, 1994 and 1995, respectively. Included in the 1995 interest expense is $2,524,000 and $323,000 related to the LMA fees associated with the Charlotte and Dallas Acquisitions, respectively. The total of

                   SFX BROADCASTING, INC. AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                              DECEMBER 31, 1995

NOTE 5--DEBT AND SUBORDINATED NOTES  (Continued)
Short Term Investments interest expense and amortization of deferred financing costs is $7,903,000, $10,507,000 and $14,166,000 for the years ended December 31, 1993, 1994 and 1995, respectively.

   On March 22, 1995, the Company entered into an amended $50,000,000 senior credit facility ("New Credit Facility") pursuant to which it has available
(i) a revolving line of $45,000,000 until September 30, 1996, at which time any outstanding indebtedness under the revolving line of credit converts to a term loan which amortizes over three years and three months; and (ii) a working capital term loan of $5,000,000. After the revolving line of credit converts into a term loan, the Company will be required to make quarterly repayments of principal through the date of maturity, thereby reducing the total percentage of outstanding debt under the New Credit Facility by 7.5% in 1996, 30.5% in 1997, 32% in 1998 and 30% in 1999. All loans made to the
Company pursuant to the working capital term loan portion of the New Credit Facility will mature on December 31, 1999. The outstanding principal amount under the working capital portion of the New Credit Facility will be required to be reduced to zero for 30 consecutive days during each 12-month period commencing on March 22, 1995. This facility replaced the prior credit facility of $7,500,000. Interest on the funds borrowed under the New Credit Facility will be based upon a floating rate selected by the Company of either
(i) the higher of (a) The Bank of New York's prime rate or (b) the federal funds rate plus 0.5%; or (ii) the LIBOR rate, in each case plus the applicable margin which will be based upon the ratio of Total Debt plus redeemable preferred stock over Operating Cash Flow (as those terms are defined in the New Credit Facility) and which may range from 0.5% to 5.50%. The Company's obligations under the New Credit Facility are secured by substantially all of its assets, including property, stock of subsidiaries and accounts receivable, and is guaranteed by the subsidiaries of the Company. In 1994, the Company paid $100,000 to SCMC for legal services necessary in connection with establishing the New Credit Facility.

   The New Credit Facility and the Indenture contain restrictive covenants that, among other things, impose restrictions on the Company and its subsidiaries with respect to (i) the incurrence of additional indebtedness,
(ii) capital expenditures, (iii) dividends or other distributions, (iv) acquisitions and mergers, (v) the incurrence of additional liens, (vi) engaging in a business other than the ownership and operation of radio broadcasting stations, (vii) the disposition of assets, (viii) the redemption or retirement of capital stock or debt, or investing in persons other than the Company, (ix) investments, loans and advances, (x) transactions with affiliates, and (xi) sale-leaseback transactions.

NOTE 6--REDEEMABLE PREFERRED STOCK

   Preferred stock consists of the following at December 31, 1995 and 1994 (dollars in thousands):

                                                                       1995      1994
                                                                    --------  --------
Preferred Stock of the Company, $.01 par value, 10,012,000 shares authorized:
Series B Redeemable, 3,000 and 2,000 shares issued and outstanding in 1994 and 1995, respectively, includes accreted dividends of
 $348 in 1994 and $269 in 1995 ....................................   $1,735    $2,466
Series C Redeemable, 2,000 shares issued and outstanding in 1995,
 includes accreted dividends of $22 in 1995 .......................    1,550        --
                                                                    --------  --------
                                                                      $3,285    $2,466
                                                                    ========  ========

   The shares of Series A Redeemable Preferred Stock were redeemed in October 1994 at the liquidation value of $1,000 per share.

                   SFX BROADCASTING, INC. AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                              DECEMBER 31, 1995

NOTE 6--REDEEMABLE PREFERRED STOCK  (Continued)

    The shares of Series B Redeemable Preferred Stock are non-voting, not entitled to receive dividends and are required to be redeemed in equal amounts of 1,000 shares in October 1996 and 1997 at the liquidation value of $1,000 per share. In January 1994, the Company repurchased the 1,000 shares of Series B Redeemable Preferred Stock due October 1998 for $750,000. The Series B Redeemable Preferred Stock ranks senior to the Company's common stock as to dividends and liquidation rights.

   The shares of Series C Redeemable Preferred Stock receive cumulative dividends equal to six percent per annum paid by the Company in arrears on a quarterly basis. The shares are non-voting and are redeemable by the Company after September 15, 1998 or by the seller after September 15, 2000, at the liquidation value of $1,000 per share. The Series C Redeemable Preferred Stock ranks senior to other preferred stock and to the Company's common stock as to dividends and liquidation rights.

NOTE 7--SHAREHOLDERS' EQUITY

COMMON STOCK

   In November 1992, 105,404 shares of Class A Common Stock and 893,166 shares of Class B Common Stock (collectively "Founders' Stock") were issued to related parties in consideration of their efforts in organizing and structuring the Company. The Company has recorded a non-recurring, non-cash charge in the amount of $13,480,000 reflecting the fair value of the Founders' Stock at the date of the Initial Public Offering in the accompanying statement of operations.

   Effective with the Initial Public Offering, Capstar was merged into the Company. In connection with the merger, 76,315 shares of Class A Common Stock, 33,568 shares of Class B Common Stock, and 16,784 shares of Class C Common Stock were issued in exchange for all outstanding common stock of Capstar and 53,333 shares of Class A Common Stock were issued in exchange for all outstanding Series A Preferred Stock of Capstar.

   The holders of Class A Common Stock are entitled to one vote per share and the holders of Class B Common Stock are entitled to ten votes per share on all matters to be voted on by stockholders, except (i) for the election of directors, (ii) with respect to any "going private" transaction between the Company and its Chairman, or any of his affiliates, and (iii) as otherwise provided by law. In November 1994, the Board of Directors approved the conversion of 73,266 shares of Class A Common Stock held by the Chairman and the President of the Company to Class B Common Stock. The conversion occurred on May 5, 1995. The holders of Class A and Class B Common Stock share ratably in all dividends and other distributions. At December 31, 1995, 1,000,000 shares of Class A Common Stock, authorized but unissued, are reserved for conversion of the Class B Common Stock. Shares of the Company's Class B Common Stock convert on a share per share basis into the same number of Class A Common Stock under certain circumstances.

   In December 1994, pursuant to a transfer, 1,071,429 shares of Class C stock held by an affiliate of the Company were converted into Class A Common Stock. In connection with this conversion, the Company agreed to pay SCMC a $1,000,000 fee based upon: (i) SCMC's negotiation of the transfer on behalf of the Company; (ii) SCMC's surrender of certain contractual rights and economic interests with respect to the transferred stock, which would otherwise block the stock transfer; (iii) the restatement, including significant favorable adjustments, of the registration rights agreement pursuant to which the transferred stock were originally issued; (iv) the obtaining the rights of first refusal with respect to subsequent transfers of the stock; (v) the Company's belief that the transfer will have a favorable effect on the market of the Company's Class A Common Stock and (vi) SCMC's assumption of certain legal costs of the

                   SFX BROADCASTING, INC. AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                              DECEMBER 31, 1995

NOTE 7--SHAREHOLDERS' EQUITY (Continued) transaction. The Company's Board of Directors may consider additional fees in the event that actual benefits to the Company from this transaction warrant additional compensation. This transaction was the subject of a Fairness Opinion from an independent investment banking firm. The Company has charged paid-in capital $1,150,000 for the $1,000,000 fee and legal, accounting, and valuation services of $150,000 related to this transaction.

   In December 1995, 16,784 shares of non-voting Class C Common Stock were repurchased for $459,000.

   In July 1995, the Company completed an offering of 1,725,000 shares of its Class A Common Stock, including the subsequent exercise by the underwriters of an over-allotment option of 225,000 shares, for $24.50 per share. The net proceeds of the offering were $39,166,000 after underwriting discounts, commissions and other costs of the offering. The net proceeds were utilized to repay senior indebtedness of $21,500,000 and to fund the Dallas Acquisition and a portion of the Charlotte Acquisitions (See Note 14). The following unaudited pro forma summary presents earnings per share as if the retirement of debt with the offering proceeds had taken place at the beginning of the period. These proforma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the retirement been made as of that date.

                                                 PRO FORMA YEAR ENDED
                                              DECEMBER 31, 1995 (DOLLARS
                                                    IN THOUSANDS)
                                            ----------------------------
                                                     (UNAUDITED)
Net loss ..................................               (3,998)
Net loss applicable to common stock  ......           $   (4,288)
                                            ============================
Net loss per common share .................           $     (.57)
                                            ============================
Weighted average common shares outstanding             7,474,769

STOCK OPTIONS

   The 1993, 1994 and 1995 Stock Option Plans (the "Plans") provide for granting of options to buy Class A Common Stock as additional compensation to officers and employees of the Company and other individuals who are primarily responsible for the management and growth of the Company. The 1993, 1994 and 1995 Plans provide that options may be granted with respect to a total of 350,000, 150,000, and 250,000 shares of Class A Common Stock, respectively. Options granted under these plans are generally granted at option prices equal to the fair market value of shares of Class A Common Stock on date of grant. Terms of the options are determined by the Company provided that the maximum term of each option shall be ten years.

   In December 1993, the Company granted 350,000 non-qualified options to officers and employees of the Company at $13.50 per share. The options vest on the anniversaries of the grant date as follows: 10% at the completion of the second year; 20% at the completion of the third year; 30% at the completion of the fourth year; and 40% at the completion of the fifth year. The Company has reserved 350,000 shares of its Class A Common Stock for issuance under the 1993 Plan.

   In June 1994, the Company granted 150,000 non-qualified options to officers and employees of the Company at $13.00 per share. Of the options granted, 110,000 vested on the date of issuance. The remaining 40,000 options vest 20% on each anniversary of the grant. The Company has reserved 150,000 shares of its Class A Common Stock for issuance under the 1994 plan.

                   SFX BROADCASTING, INC. AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                              DECEMBER 31, 1995

NOTE 7--SHAREHOLDERS' EQUITY  (Continued)

    In May 1995, the Company authorized 250,000 and granted 248,000 non-qualified options to officers and employees of the Company at $21.25 per share. The options vest 20% on each anniversary of the grant. The Company has reserved 250,000 shares of its Class A Common Stock for issuance under the 1995 plan.

   No options have expired or been exercised as of December 31, 1995. The Company accounts for its stock compensation arrangements under the provisions of APB 25, "Accounting for Stock Issued to Employees," and intends to continue to do so.

NOTE 8--INCOME TAXES

   The acquisition of San Diego Acquisition resulted in the recognition of a net deferred tax liability of approximately $4,900,000 under the purchase method of accounting. This amount was based upon the excess of the financial statement basis over the tax basis in assets, principally intangible assets. A full valuation allowance has been recorded against San Diego Acquisition pre acquisition net operating loss of approximately $2,200,000, as its ultimate utilization may be limited. In the event the company recognizes additional tax benefit related to San Diego's pre acquisition net operating loss carry forwards, those benefits would be applied to reduce goodwill and other intangibles to zero prior to reducing income tax expense.

   At December 31, 1995, the company has net operating loss carry forwards of approximately $11,300,000 that will expire from 2003 through 2010. Due to ownership changes, the utilization of approximately $5,100,000 of these losses is limited.

   The Company paid income taxes of $300,000 in 1994 and did not pay any income taxes in 1995. The deferred tax valuation allowance increased from $595,000 at December 31, 1994 to $2,883,000 at December 31, 1995 of this increase, $854,000 results from the San Diego Acquisition and the balance is related to deferred tax assets associated with capital and net operating losses that may not be realizable. The Company has considered prudent and feasible tax planning strategies in assessing the need for the valuation allowance and has assumed $650,000 of benefit attributable to such strategies. In event the Company were to determine in the future that such strategies would not be implemented, an adjustment to the deferred tax liability would be charged to income in the period such determination was made.

                   SFX BROADCASTING, INC. AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                              DECEMBER 31, 1995

NOTE 8--INCOME TAXES (Continued)

   The income tax expense recorded during 1994 reflects increases in the excess of the financial statement basis over tax basis in assets resulting from differences in amortization periods offset, in part, by the projected reversal of temporary differences within the carry-forward period of available net operating losses. As a result of current losses and the deferred benefit associated with the losses, no current or deferred expense or benefit was recorded for the year ended December 31, 1995. For the years ended December 31, 1995 , 1994, and 1993 the tax provision consists of the following in thousands:

               1995     1994     1993
             ------  --------  -------
Current
 Federal  ..   $--     $   65   $   --
 State .....    --        100       --
             ------  --------  -------
                --        165       --
             ------  --------  -------
Deferred
 Federal  ..    --      1,170      863
 State .....    --        139      152
             ------  --------  -------
                --      1,309    1,015
             ------  --------  -------
               $--     $1,474   $1,015
             ======  ========  =======

The net deferred tax liability at December 31, 1995 and 1994 results from the following temporary differences (in thousands):

                                                1995       1994
                                            ----------  ---------
Deferred Tax Assets:
Accounts receivable .......................   $    350    $   252
 Net operating loss carryforwards  ........      4,292      1,372
 Writedown of broadcast rights agreeement          484         --
 Capital loss / AMT carryforwards  ........        435        435
 Accrued bonuses ..........................         57         --
                                            ----------  ---------
 Total deferred tax assets ................      5,618      2,059
 Valuation allowance ......................     (2,883)      (595)
                                            ----------  ---------
  Net deferred tax assets .................      2,735      1,464
Deferred Tax Liabilities:
Property, plant and equipment .............       (354)      (379)
 Intangible assets ........................     (9,719)    (3,419)
 Other ....................................        (77)      (172)
                                            ----------  ---------
  Total deferred tax liabilities ..........    (10,150)    (3,970)
                                            ----------  ---------
  Net deferred tax liability ..............   $ (7,415)   $(2,506)
                                            ==========  =========

                   SFX BROADCASTING, INC. AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                              DECEMBER 31, 1995

NOTE 8--INCOME TAXES  (Continued)

   The 1995, 1994 and 1993 effective tax rate varied from the statutory Federal income tax rate as follows (in thousands):

                                                        1995       1994       1993
                                                    ----------  --------  ----------
Income taxes at the statutory rate ................   $(1,495)    $1,125    $(5,222)
Effect of nondeductible Founders Stock Charge  ....        --         --      4,718
Capital loss limitation ...........................        --        332         --
Net operating losses
Limitation / (Utilization) ........................     1,434       (207)     1,131
Effect of nondeductible amortization of intangible
 assets ...........................................       198        179        378
Reversal of 1993 provision ........................        --       (412)        --
State and local income taxes ......................      (145)       273         --
Other .............................................         8        184         10
                                                    ----------  --------  ----------
    Total .........................................   $    --     $1,474    $ 1,015
                                                    ==========  ========  ==========

NOTE 9--WRITE DOWN OF BROADCAST RIGHTS AGREEMENT

   In August 1994, the Company entered into an agreement to broadcast Texas Rangers baseball games on KRLD-AM and to syndicate the games through Texas State Networks, for a period of four years, commencing with the 1995 season. While the contract contemplated the possibility of a baseball work stoppage, and contained certain provisions affording the Company partial relief from the payment of rights fees under certain specified conditions related to work stoppages, the nature of the major league baseball strike and consequently the damage to the value of the Texas Rangers broadcast rights has been more material than management had anticipated. The total rights fees under the four-year agreement, subject to adjustment, were stated at $17,000,000. In the second quarter of 1995, the Company recorded a charge of $5,000,000 with respect to the estimated diminished value of the contract.

   The Company's estimate as to the carrying value of the contract is based on among other things, the projected revenue to be derived during the term. Due to the ongoing uncertainty surrounding major league baseball and related broadcast revenue, it is reasonably possible that the estimates may change.

NOTE 10--RELATED PARTY TRANSACTIONS

   The Company holds a non-recourse note receivable from the Company's President in the amount of $2,000,000 which is secured by 133,333 shares of Class B Common Stock. The note bears interest at 6% per annum. Interest and principal is due in full on the earlier of the termination of the officer's employment contract or October 1998. In 1995, interest income in the amount of $120,000 was accrued. The interest amount is included in the note receivable balance on the balance sheet.

   In January 1995, the Company extended to SCMC a $2,000,000 unsecured loan which is due on January 23, 2000. The note ("SCMC Note") bears interest at 1% over the prime rate which is payable annually. Interest and principal may, by mutual agreement of the parties, be offset by any fees owed by the Company to SCMC. The SCMC Note contains certain financial covenants, the violation of which would result in the default and acceleration of the note. The Company has received a fairness opinion with respect to the loan from an independent investment banking firm. In 1995, interest income in the amount of $171,000 was accrued. The interest amount has been classified in notes receivable from related parties on the balance sheet. Subsequent to December 31, 1995, the Company's Board of Directors authorized adding the unpaid interest due in January, 1996, to the principal balance of the note.

                   SFX BROADCASTING, INC. AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                              DECEMBER 31, 1995

NOTE 10--RELATED PARTY TRANSACTIONS (Continued)

    In 1989, Capstar entered into a management agreement with Capstar, Inc., a related party. Under the terms of the management agreement, Capstar, Inc. managed all aspects of the daily operation of the radio stations. In consideration for its services to Capstar, Capstar, Inc. received an annual fee of $150,000 per year and an additional amount of $30,000 if certain cash flow targets were met, both of which were adjustable based on increases in the Consumer Price Index. In addition, Capstar, Inc. was reimbursed for expenses incurred in the performance of the management services, including rent and other office expenses. Total payments to Capstar, Inc. were $893,000 for the year ended December 31, 1993, including $700,000 related to the acquisition of WMYI-FM and the merger of Capstar with the Company, all of which have been expensed in the statement of operations. The agreement was terminated in connection with the completion of the Offerings. The Company sublets office space in Austin, Texas on a month to month basis for certain management and accounting operations from Capstar, Inc for which the Company recorded rent expense of $94,000 and $67,000 for the years ended December 31, 1994 and 1995, respectively.

   Capstar entered into a financial consulting agreement with SCMC in November 1989. Under this agreement, SCMC provided ongoing analysis services to the Company. In return for its services, SCMC received a consulting fee of $100,000 per annum, adjustable based on increases in the Consumer Price Index. The Company expensed consulting fees of $75,000 for the year ended December 31, 1993. Payments in 1993 totaled $ 310,000. In connection with services provided to the Company related to acquisitions, dispositions, negotiation of debt agreements and the Offerings, SCMC received fees in the amount of $297,000 in 1993. The agreement was terminated in connection with the completion of the Offerings.

   In connection with a personal guarantee of certain Command debt, the Company paid its Executive Chairman $75,000 in September 1993. The Company also paid a fee of $75,000 to its Executive Chairman for guaranteeing a $7,500,000 revolving credit facility with a bank. These amounts paid were expensed in the 1993 financial statements. In October 1993 and January 1994, respectively, these guarantees were released.

   In connection with the Initial Public Offering, SCMC and an affiliate were paid $1,532,000, substantially all of which were reimbursements for expenses paid to third parties prior to completion of the Initial Public Offerings.

   The Company and SCMC, entered into an arrangement to jointly lease office space from an unrelated third party in May, 1994. The liability of the Company and SCMC under the lease arrangement is joint and several except that the liability of SCMC shall not exceed 14% of the obligation to the landlord. In connection with the arrangement, the Company posted $125,000 in a letter of credit to guarantee the lease. The Company paid rent expense related to the lease for the years ending December 31, 1993, 1994, and 1995 of $83,000, $180,000 and $335,000, respectively.

   In January 1995, the Company paid a $1,000,000 fee to SCMC in connection with the transfer of shares of the Company's Class C Common Stock. See
Note 7.

   The Company maintains an office in New York and employs individuals who were previously employees of SCMC. Total salaries and wages paid to nine employees were approximately $300,000 for 1994. During 1995, salaries and wages paid to five employees approximated $200,000. Certain of the Company's employees in the New York office have performed certain services for other affiliated entities of the Company's Executive Chairman. However, SCMC has advised the Company that other employees of such affiliated entities have performed services for the Company without charge to the Company. This situation was reviewed by the Company's audit committee and a determination was made that there were no material imbalances in the services received by the Company and the costs incurred by it.

                   SFX BROADCASTING, INC. AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                              DECEMBER 31, 1995

NOTE 10--RELATED PARTY TRANSACTIONS (Continued)

    The Company has an agreement with the Chairman related to the maintenance of the Company's New York office pursuant to which the Company paid SCMC $178,000 in 1994 and $330,000 in 1995 in excess of the lease payments, which payments have been paid to SCMC for disbursement to third-party service providers where appropriate.

   The transactions above were not negotiated on an arms-length basis. Accordingly, each transaction was approved by the Company's Board of Directors, including as to transactions entered into after the Company's Initial Public Offering of securities the Company's independent directors, in accordance with the provisions relating to affiliate transactions in the Company's by-laws, bank agreements and Indenture, which provisions require a determination as to the fairness of the transactions to the Company.

   Also, see Notes 1, 2, 5, 7, and 13.

NOTE 11--COMMITMENTS AND CONTINGENCIES

   The Company has entered into various operating leases and broadcast rights agreements. Total rent expense was $781,000, $1,160,000 and $1,506,000 for the years ending December 31, 1993, 1994 and 1995, respectively. Future minimum payments in the aggregate for all noncancelable operating leases and broadcast rights agreements with initial terms of one year or more consist of the following at December 31, 1995 (in thousands):

1996 ................  $ 5,598
1997 ................    5,551
1998 ................    6,033
1999 ................      953
2000 ................      916
2001 and thereafter      3,756
                      --------
 Total ..............  $22,807
                      ========

   Future minimum payments in the aggregate for all noncancelable capital leases with initial terms of one year or more consist of the following at December 31, 1995 (in thousands):

1996 ............................................   $  410
1997 ............................................      337
1998 ............................................      217
1999 ............................................      166
2000 ............................................       70
                                                  --------
 Total minimum lease payments ...................   $1,200
 Less: Amount representing interest .............     (219)
                                                  --------
 Present value of future minimum lease payments        981
 Less current portion ...........................     (311)
                                                  --------
  Long-term capital lease obligations ...........   $  670
                                                  ========

                   SFX BROADCASTING, INC. AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                              DECEMBER 31, 1995

NOTE 11--COMMITMENTS AND CONTINGENCIES (Continued)

    The Company has entered into employment agreements with certain officers and other key employees. Expenses under the contracts amounted to $3,390,000 for the year ended December 31, 1995. Future minimum payments in the aggregate for all employment agreements with initial terms of one year or more consist of the following at December 31, 1995 (in thousands):

1996 ................  $ 4,217
1997 ................    4,114
1998 ................    3,626
1999 ................    3,296
2000 ................    1,892
2001 and thereafter        484
                      --------
                       $17,629
                      ========

   The Company is the subject of various claims and litigation principally in the normal course of business. In the opinion of management, the ultimate resolution of such matters will not have a material adverse impact on the consolidated financial statements.

NOTE 12--DEFINED CONTRIBUTION PLAN

   Command sponsored a 401(k) defined contribution plan in which most of its employees were eligible to participate. Subsequent to the acquisition of Command, the plan was continued for Command employees and effective January 1, 1994, the Plan was expanded to cover all the Company's employees. The Plan presently provides for discretionary employer contributions. The Company contributed $17,000 in 1994 but made no contributions in 1995.

NOTE 13--PENDING TRANSACTION RELATING TO LIBERTY BROADCASTING

   In November 1995, the Company entered into an agreement to acquire Liberty Broadcasting, Incorporated ("Liberty") for a purchase price of approximately $236,000,000, subject to adjustment. Liberty is a privately-held radio broadcasting company that owns and operates, provides programming to or sells advertising on behalf of 14 FM and six AM radio stations located in six markets: Washington, DC/Baltimore, Maryland; Nassau-Suffolk, New York; Providence, Rhode Island; Hartford, Connecticut; Albany, New York and Richmond, Virginia. The Company entered into an agreement to sell three of the Liberty stations that operate in the Washington, DC/Baltimore, Maryland market for $25,000,000.

NOTE 14--SUBSEQUENT EVENTS

   In January 1996, the Company entered into an agreement granting it an option to acquire substantially all of the assets of radio station WHSL-FM, operating in Greensboro, North Carolina from HMW Communications, Inc. ("HMW"), for an aggregate purchase price of approximately $4,500,000 cash or 150,000 shares of Class A Common Stock of the Company. Concurrently therewith, the Company entered into a JSA with HMW with respect to such station.

   In February 1996, the Company exercised its option to acquire all of the assets used in the operation of WJDX-FM for a purchase price of $3,000,000 pursuant to the provisions of an option agreement dated as of December 15, 1993.

   In February 1996, the Company acquired all of the assets of WTDR-FM and WLYT-FM in Charlotte, North Carolina (the "Charlotte Acquisition") for aggregate consideration of approximately $24,750,000. The Company had provided programming and sold advertising on the stations pursuant to a LMA since April 1, 1995.

                   SFX BROADCASTING, INC. AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                              DECEMBER 31, 1995

NOTE 14--SUBSEQUENT EVENTS (Continued)

    In February 1996, the Company entered into an agreement to acquire from Prism Radio Partners, L.P. ("Prism"), a privately-held radio broadcasting company, substantially all of the assets used in the operation of ten FM and six AM radio stations, for approximately $105,250,000. The Prism stations are located in five markets: Louisville, Kentucky; Jacksonville, Florida; Raleigh, North Carolina; Tucson, Arizona and Wichita, Kansas. In April 1996, the Company entered into a letter of intent to sell three of the Prism stations that operate in the Louisville, Kentucky market for $19,500,000.

   In April 1996, the Company entered into an amended and restated agreement and plan of merger (the "MMR Merger") pursuant to which it has agreed to acquire Multi-Market Radio, Inc. ("MMR"). Following completion of the MMR Merger, MMR will become a wholly-owned subsidiary of the Company. MMR is a radio broadcasting company which owns and operates, provides programming to or sells advertising on behalf of 16 FM stations and one AM station located in seven markets: New Haven, Connecticut; Springfield/Northampton, Massachusetts; Daytona Beach, Florida; Augusta, Georgia; Biloxi, Mississippi; Little Rock, Arkansas and Myrtle Beach, South Carolina. MMR has entered into agreements or letters of intent to acquire WKSS-FM, Hartford, Connecticut, and WMYB-FM, Myrtle Beach, South Carolina, and to sell KOLL-FM, Little Rock, Arkansas, and WRXR-FM and WKBG-FM, both operating in Augusta, Georgia. MMR is currently negotiating the termination of a JSA with WCHZ-FM and an LMA with WAEG-FM and WAEJ-FM, each operating in Augusta, Georgia.

   Upon consummation of the MMR Merger and subject to certain conditions, the outstanding securities of MMR will be converted into shares of common stock of the Company, as follows: (i) the 2,990,500 shares of Class A Common Stock of MMR and the 200,000 shares of Series B Convertible Preferred Stock of MMR will be converted into that number of shares of Class A Common Stock of the Company determined on the basis of the Exchange Ratio (as defined below) and
(ii) the 140,000 shares of Class B Common Stock of MMR, the 360,000 shares of Class C Common Stock of MMR and 200,000 shares of Original Preferred Stock of MMR will be converted into the number of shares of Class B Common Stock of the Company determined on the basis of the Exchange Ratio.

   Exchange Ratio means the number of shares of Class A Common Stock or Class B Common Stock of the Company, as the case may be, to be issued in the MMR Merger equal to the quotient obtained by dividing $11.50 by the average of the price of the Company's Common Stock for the 20 consecutive trading days ending on the fifth trading day prior to the closing; provided, however, that
(1) in the event that the Class A Common Stock Price exceeds $42.00 but is equal to or less than $44.00, then the Exchange Ratio shall be the quotient obtained by dividing (i) the sum of (A) $11.50, plus (B) the product of (I) twenty-five percent (25%) multiplied by (II) the difference between the Common Stock Price and $42.00 by (ii) the Common Stock Price, (2) in the event that the Common Stock Price exceeds $44.00, then the Exchange Ratio shall be the quotient obtained by dividing (i) the sum of (A) $12.00, plus
(B) the product of (I) thirty percent (30%) multiplied by (II) the difference between the Class A Common Stock Price and $44.00 by (ii) the Class A Common Stock Price, or (3) in the event that the Class A Common Stock Price is less than $32.00 then the Exchange Ratio shall be .3593.

   Upon the completion of the MMR Merger, each outstanding option (the "MMR Options") or stock appreciation right (the "MMR SARs") issued pursuant to MMR's stock option plans, whether vested or unvested, will be assumed by the Company.

   Additionally, each outstanding (i) Class A Warrant (the "MMR Class A Warrants") and Class B Warrant (the "MMR Class B Warrants") of MMR issued in connection with MMR's public offering in March 1994, (ii) option issued pursuant to the unit purchase options issued to the underwriters of MMR's public offering in March 1994, (iii) warrant issued to the underwriters of MMR's initial public offering in

                   SFX BROADCASTING, INC. AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                              DECEMBER 31, 1995

NOTE 14--SUBSEQUENT EVENTS (Continued)

 July 1993, (iv) warrant issued to The Huff Alternative Income Fund, L.P. and
(v) options issued to Robert F.X. Sillerman outside MMR's stock option plans (collectively, the "MMR Warrants"), shall be assumed by the Company. Each holder of a MMR Warrant will be entitled to that number of warrants of the Company, determined in the same manner as set forth above with respect to MMR Options assumed by the Company.

   In November 1995, the Company and MMR entered into an exchange agreement (the "Letter Agreement") pursuant to which MMR agreed to acquire seven FM and four AM radio stations owned by Liberty and to assume a JSA from Liberty with respect to one FM station following the Company's acquisition of Liberty, in exchange for ten radio stations to be acquired by MMR. Pursuant to the MMR Merger agreement, the Company and MMR canceled the Letter Agreement and MMR agreed to use its commercially reasonable efforts to transfer to the Company its rights under the following purchase agreements for the stations originally to be acquired by MMR and exchanged with the Company. On January 26, 1996, MMR entered into an agreement to acquire substantially all of the assets of WSTZ-FM and WZRX-AM, both operating in Jackson, Mississippi, for a purchase price of $3.5 million. On January 22, 1996, MMR entered into an agreement to acquire substantially all of the assets of WROQ-FM, operating in Greenville, South Carolina, for a purchase price of $14.0 million. On January 18, 1996, MMR entered into an agreement to acquire substantially all of the assets of WTRG-FM and WRDU-FM, both operating in the Raleigh, North Carolina market, and WMFR-AM, WMAG-FM and WTCK-AM (formerly, WWWB-AM), each operating in the Greensboro, North Carolina market, for a purchase price of approximately $38 million, subject to adjustment based on the broadcast cash flow of WTRG-FM and WRDU-FM. The Company posted $300,000 in cash and $6,750,000 in letters of credit as deposits for these purchase agreements. The Company and MMR have agreed that the Company will lend to MMR the financing necessary to complete the purchase of such stations and that MMR will immediately thereafter transfer the purchased assets to the Company. MMR has entered into LMAs with the current owners of the stations operating in the Greenville, South Carolina and Jackson, Mississippi markets, and concurrently therewith, MMR has entered into JSAs with the Company pursuant to which the Company was granted the exclusive right to sell advertising on behalf of all but one of the stations in such markets. MMR has also entered into a JSA with the current owner of the stations operating in the Greensboro, North Carolina market, and concurrently therewith, the Company entered into a JSA with MMR with respect to such stations.

   Further, the Company has entered into a non-binding letter of intent to exchange radio station KRLD-AM, operating in Dallas, Texas and the Texas State Networks, for radio station KKRW-FM, operating in Houston, Texas (the "Houston Exchange"), and has entered into a non-binding letter of intent to sell radio station KTCK-AM, operating in Dallas, Texas for approximately $14,000,000, net of certain payments to the previous owner. The Company estimates that it will pay $2,500,000 to the entity that sold it KTCK-AM in satisfaction of its contingent payment right and will redeem the Series C Preferred Stock for $2,000,000.

   In March of 1996, the Company made its annual rights fee payment relating to the broadcast of Texas Rangers baseball games, reducing such payment by an amount calculated to reflect the adjustment provisions contained in the rights agreement with respect to the major league baseball labor dispute which resulted in the work stoppages during the 1994 and 1995 major league baseball seasons. The Company has received notice from the Texas Rangers disputing the adjustment and credits taken by the Company. On April 11, 1996, in order to facilitate the Houston Exchange, the Company and the Texas Rangers amended the radio broadcast rights agreement. The amended terms provide for the termination of the agreement no later than November 30, 1996.

                   SFX BROADCASTING, INC. AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                              DECEMBER 31, 1995

NOTE 14--SUBSEQUENT EVENTS (Continued)

    The Company has initiated a tender offer to repurchase all of its Senior Subordinated Notes. The Company intends to finance the aforementioned transactions with private placements of senior subordinated notes and preferred stock.

   In April 1996, the Company and SCMC entered into a termination agreement pursuant to which the consulting arrangement between such parties was terminated in consideration for the assignment by SCMC to the Company of the right to receive certain consulting fees payable by MMR and Triathlon Broadcasting Company, the agreement to cancel $2.0 million of indebtedness plus accrued interest thereon owing from SCMC to the Company upon completion of the MMR Acquisition and the issuance of warrants to SCMC to purchase up to 600,000 shares of Class A Common Stock at an exercise price of $33 3/4 per share. In connection with such agreement, the Company will recognize a non-recurring non-cash charge to earnings of approximately $5.0 million during the second quarter of 1996, based upon the value of the warrant ($9.0 million) and the forgiveness of debt ($2.2 million) offset by the fair value of recurring consulting fees that will become payable by Triathlon to the Company ($6.2 million).

   On April 16, 1996, the Company entered into an agreement with R. Steven Hicks, the current President, Chief Executive Officer and Chief Operating Officer of the Company (the "Hicks Agreement"), pursuant to which it agreed to terminate Mr. Hicks' employment agreement with the Company concurrently with the completion of the MMR Merger and to make certain payments in the aggregate amount of approximately $14.9 million to Mr. Hicks. The Hicks Agreement provides that Mr. Hicks will serve as a consultant to the Company during the five-year period commencing on the completion of the MMR Merger for compensation at the rate of $150,000 per year. In addition, the Hicks Agreement requires the Company to repurchase Mr. Hicks' shares of Class A Common Stock at Mr. Hicks' option at any time during the five-year period from the consummation of the MMR Merger at a price equal to the greater of $40.00 or the average closing price of the Class A Common Stock for the five business days preceding the repurchase.

   The Company entered into an agreement with D. Geoffrey Armstrong, Executive Vice President and Chief Financial Officer of the Company, pursuant to which the Company has agreed to make certain payments to Mr. Armstrong in the aggregate amount of $4.6 million and Mr. Armstrong has, among other things, agreed to serve as the Chief Operating Officer of the Company following the MMR Merger. In addition, the Company and Mr. Armstrong each have the right to terminate Mr. Armstrong's employment with the Company one year after the consummation of the MMR Merger. In the event of such termination, Mr. Armstrong will receive $1.2 million and the Company will repurchase all of the stock options granted to Mr. Armstrong pursuant to the Company's Stock Option Plans.

   A charge to earnings of approximately $20.9 million will be taken in the second quarter in connection with these agreements.

                      REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
Liberty Broadcasting, Inc.:

   We have audited the accompanying consolidated balance sheets of Liberty Broadcasting, Inc. as of December 31, 1995 and 1994, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years ended December 31, 1995, 1994, and the nine months ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Liberty Broadcasting, Inc. as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for the years ended December 31, 1995, 1994, and the nine months ended December 31, 1993, in conformity with generally accepted accounting principles.

Coopers & Lybrand, LLP
2400 Eleven Penn Center
Philadelphia, Pennsylvania
March 15, 1996, except as to Note 14 for which the date is March 26, 1996

                          LIBERTY BROADCASTING, INC.
                         CONSOLIDATED BALANCE SHEETS

                                                                            DECEMBER 31,
                                                                  ------------------------------
                                                                        1995            1994
                                                                  --------------  --------------
                              ASSETS
Current assets:
 Cash and cash equivalents ......................................   $  2,651,000    $  2,920,000
 Accounts receivable, net of allowance for doubtful accounts of
  $967,000 in 1995 and $378,000 in 1994 .........................     12,203,000       7,992,000
 Other current assets ...........................................        754,000         923,000
                                                                  --------------  --------------
  Total current assets ..........................................     15,608,000      11,835,000
Property and equipment, net of accumulated depreciation of
 $2,552,000 in 1995 and $677,000 in 1994 ........................     16,128,000      12,726,000
Deferred acquisition costs ......................................             --          76,000
Intangible assets, net of accumulated amortization of
 $14,064,000 in 1995 and $5,510,000 in 1994 .....................    133,085,000      89,993,000
                                                                  --------------  --------------
  Total assets ..................................................   $164,821,000    $114,630,000
                                                                  ==============  ==============
               LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Current portion of long-term debt ..............................     12,854,000       5,276,000
 Accounts payable and other accrued liabilities .................      8,817,000       5,601,000
                                                                  --------------  --------------
  Total current liabilities .....................................     21,671,000      10,877,000
Long-term debt, less current portion ............................     68,092,000      56,107,000
Deferred taxes ..................................................     11,613,000              --
Other noncurrent liabilities ....................................      1,063,000              --
                                                                  --------------  --------------
  Total liabilities .............................................    102,439,000      66,984,000
                                                                  --------------  --------------
Commitments and contingencies
Stockholders' equity:
 Preferred stock, Series A, $.01 par value; 500,000 shares
  authorized; issued and outstanding 57,024 shares in 1995  and
 41,907 shares in 1994 (aggregate liquidation preference  of
 $66,954,000 in 1995 and $45,816,000 in 1994) ...................                             --
 Common stock, Series A, $.01 par value; 1,500,000 shares
  authorized; issued and outstanding 1,006,335 shares in 1995
  and 739,564 shares in 1994 ....................................         10,000           7,000
 Capital in excess of par value .................................     67,076,000      49,295,000
 Loans to stockholders ..........................................       (166,000)       (166,000)
 Accumulated deficit ............................................     (4,538,000)     (1,490,000)
                                                                  --------------  --------------
  Total stockholders' equity ....................................     62,382,000      47,646,000
                                                                  --------------  --------------
  Total liabilities and stockholders' equity ....................   $164,821,000    $114,630,000
                                                                  ==============  ==============

                          LIBERTY BROADCASTING, INC.
                    CONSOLIDATED STATEMENTS OF OPERATIONS

                                           YEAR ENDED            NINE MONTHS ENDED
                                          DECEMBER 31,              DECEMBER 31,
                                ------------------------------  ------------------
                                      1995            1994              1993
                                --------------  --------------  ------------------
Gross broadcasting revenue  ...   $57,860,000     $28,368,000        $5,892,000
Less: agency commissions  .....    (6,453,000)     (3,114,000)         (549,000)
                                --------------  --------------  ------------------
  Net broadcasting revenue  ...    51,407,000      25,254,000         5,343,000
                                --------------  --------------  ------------------
Station operating expenses  ...    34,725,000      17,393,000         3,421,000
Corporate expenses ............     2,453,000       1,183,000           183,000
Litigation settlements ........     2,200,000              --                --
Depreciation and amortization      10,429,000       5,021,000         1,188,000
                                --------------  --------------  ------------------
  Operating income ............     1,600,000       1,657,000           551,000
Interest expense, net .........    (7,373,000)     (3,042,000)         (596,000)
                                --------------  --------------  ------------------
  Loss before income taxes  ...    (5,773,000)     (1,385,000)          (45,000)
Income (benefit) tax expense  .    (2,725,000)         60,000                --
                                --------------  --------------  ------------------
  Net loss ....................   $(3,048,000)    $(1,445,000)       $  (45,000)
                                ==============  ==============  ==================

                          LIBERTY BROADCASTING, INC.
          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                       PREFERRED STOCK         COMMON STOCK
                     ------------------  ----------------------
                                                                   CAPITAL IN       LOAN TO       ACCUMULATED
                       SHARES    AMOUNT     SHARES      AMOUNT    EXCESS OF PAR   STOCKHOLDERS      DEFICIT          TOTAL
                     --------  --------  -----------  ---------  -------------  --------------  --------------  -------------
Initial issue of
 capital stock .....    8,594      --        151,683    $ 2,000    $10,109,000                                    $10,111,000
Loans to
 stockholders ......                                                               $(166,000)                        (166,000)
Net loss ...........                                                                              $   (45,000)        (45,000)
                     --------  --------  -----------  ---------  -------------  --------------  --------------  -------------
Balances at
 December 31, 1993      8,594      --        151,683      2,000     10,109,000      (166,000)         (45,000)      9,900,000
Issuance of capital
 stock .............   33,313      --        587,881      5,000     39,186,000                                     39,191,000
Net loss ...........                                                                               (1,445,000)     (1,445,000)
                     --------  --------  -----------  ---------  -------------  --------------  --------------  -------------
Balances at
 December 31, 1994     41,907      --        739,564      7,000     49,295,000      (166,000)      (1,490,000)     47,646,000
Net loss ...........                                                                               (3,048,000)     (3,048,000)
Issuance of capital
 stock .............   15,117      --        266,771      3,000     17,781,000                                     17,784,000
                     --------  --------  -----------  ---------  -------------  --------------  --------------  -------------
Balances at
 December 31, 1995     57,024      --      1,006,335    $10,000    $67,076,000     $(166,000)     $(4,538,000)    $62,382,000
                     ========  ========  ===========  =========  =============  ==============  ==============  =============


                          LIBERTY BROADCASTING, INC.
                    CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                          NINE MONTHS
                                                                   YEAR ENDED            ENDED DECEMBER
                                                                  DECEMBER 31,                31,
                                                        ------------------------------  --------------
                                                              1995            1994            1993
                                                        --------------  --------------  --------------
Cash flows from operating activities:
 Net loss .............................................   $ (3,048,000)   $ (1,445,000)   $    (45,000)
 Adjustments to reconcile net loss to net cash used in
  operating activities:
  Depreciation and amortization .......................     10,429,000       5,021,000       1,188,000
  Provision for losses on accounts receivable  ........        589,000         305,000         110,000
  Deferred taxes ......................................     (2,031,000)             --              --
  Litigation settlements ..............................      2,200,000              --              --
  Increase (decrease) in cash due to changes in assets
   and liabilities:
   Restricted cash ....................................             --         975,000        (975,000)
   Accounts receivable ................................     (1,954,000)     (7,207,000)     (1,200,000)
   Other current assets ...............................        224,000        (851,000)        (72,000)
   Accounts payable and other accrued liabilities  ....    (3,304,0000)      4,957,000         528,000
   Other assets .......................................         92,000              --              --
                                                        --------------  --------------  --------------
     Net cash provided (used) by operating
      activities ......................................      3,197,000       1,755,000        (466,000)
                                                        --------------  --------------  --------------
Cash flows from investing activities:
 Purchase of furniture and equipment ..................     (1,284,000)       (532,000)        (63,000)
 Acquisitions, net of cash acquired ...................    (35,512,000)    (76,733,000)    (17,177,000)
 Other ................................................     (1,639,000)        517,000        (593,000)
                                                        --------------  --------------  --------------
     Net cash used in investing activities ............    (38,435,000)    (76,748,000)    (17,833,000)
                                                        --------------  --------------  --------------
Cash flows from financing activities:
 Proceeds from long-term borrowings ...................     28,000,000      57,352,000      10,000,000
 Payments on debt and long-term borrowings ............     (8,437,000)    (10,700,000)       (200,000)
 Issuance of stock ....................................     15,406,000      29,815,000      10,111,000
 Loans to stockholders ................................             --              --        (166,000)
                                                        --------------  --------------  --------------
     Net cash provided by financing activities  .......     34,969,000      76,467,000      19,745,000
                                                        --------------  --------------  --------------
     Net (decrease) increase in cash and cash
      equivalents .....................................       (269,000)      1,474,000       1,446,000
Cash and cash equivalents at beginning of year  .......      2,920,000       1,446,000              --
                                                        --------------  --------------  --------------
Cash and cash equivalents at end of year ..............   $  2,651,000    $  2,920,000    $  1,446,000
                                                        ==============  ==============  ==============
Supplemental disclosure of cash flow information:
 Cash paid for interest ...............................   $  6,717,312    $  2,071,000    $    541,000
                                                        ==============  ==============  ==============
 Cash paid for taxes ..................................   $    211,000              --              --
                                                        ==============  ==============  ==============

                          LIBERTY BROADCASTING, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. THE COMPANY:

   Liberty Broadcasting, Inc. (the "Company") owns and operates eighteen radio stations located in New York, Rhode Island, Connecticut, Maryland and Virginia. The Company also markets certain entertainment events.

   On November 15, 1995, the Company entered into a definitive agreement to sell all of its outstanding common and preferred stock to an unrelated party. The Company expects to complete this transaction during 1996.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 USE OF ESTIMATES:

   The accounting policies followed by the Company are in accordance with generally accepted accounting principles. The use of generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain amounts have been reclassified for comparative purposes.

 CASH AND CASH EQUIVALENTS:

   Cash equivalents comprise short-term investments with an initial maturity of ninety days or less and are deposited principally in one money market account.

 CONCENTRATION OF CREDIT RISK:

   Financial instruments which potentially subject the Company to concentrations of credit risk include cash and cash equivalents. The Company maintains its cash and cash equivalents in high-credit quality financial institutions.

 TRADE AGREEMENTS:

   The Stations have trade agreements with certain of its advertisers whereby the Stations exchange advertising time for goods and services. These exchanges are recorded at the fair market value of the goods and services received or the value of the advertising time provided, whichever is more clearly determinable. Revenue from trade agreements is recognized as income when advertisements are broadcast and goods or services are charged to expense when goods are used or services are received. Revenue from trade agreements was $4,007,000, $1,686,000 and $629,000 in 1995, 1994 and 1993,
respectively. Expense from trade agreements was $3,449,000, $2,043,000 and $756,000 in 1995, 1994 and 1993, respectively.

 REVENUES:

   Broadcasting operations derive revenue from the sale of program time and commercial announcements to local, regional and national advertisers. Revenue is recognized when the programs and commercial announcements are broadcast.

 PROPERTY AND EQUIPMENT:

   The majority of the Company's property and equipment was recorded at fair market value as determined on the date of acquisition. Subsequent additions have been recorded at cost. Renewals and replacements which extend the useful lives of plant and equipment are capitalized. When assets are

                          LIBERTY BROADCASTING, INC.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:  (Continued)

retired or sold, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected on a current basis. Depreciation is computed on the straight-line basis over the estimated useful lives of the assets as follows:

Building and building improvements  ...    25 years
Transmitter, tower and antenna  .......    15 years
Studio and technical equipment  .......    7 years
Office furniture and fixtures .........    4 years
Automobiles ...........................    3 years

 INTANGIBLE ASSETS:

   Intangible assets have been recorded on the basis of their estimated fair market values assigned on the date of acquisition and are amortized using the straight-line method. The FCC broadcast licenses and goodwill are being amortized over 25 years. The noncompete agreements are amortized over the life of the agreements. Deferred financing fees are amortized over the terms of the agreements. Other intangible assets, consisting of organizational expenses and other items, are being amortized over five years.

   The Company evaluates intangible assets for potential impairment by analyzing the operating results, trends and prospects of the Company's stations, as well as by comparing them to their competitors. The Company also takes into consideration recent acquisition patterns within the broadcast industry, the impact of recently enacted or potential FCC rules and regulations and any other events or circumstances which might indicate potential impairment.

 INCOME TAXES:

   Deferred income taxes are recognized for the tax consequences in future years of the differences between the tax bases of assets and liabilities and their financial reporting amounts on the basis of currently enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

3. ACQUISITIONS:

   On May 26, 1993, the Company entered into a definitive agreement to purchase substantially all the tangible and intangible assets (excluding cash, accounts receivables and prepaid expenses) of radio station WHFS-FM for approximately $15.6 million in cash and debt. WHFS-FM serves Baltimore, Maryland and Washington, D.C. Subsequent to FCC approval, the acquisition was completed on February 28, 1994. Beginning February 28, the operations of WHFS-FM have been included in the consolidated financial statements.

   On October 6, 1993, the Company entered into a definitive agreement to purchase substantially all the tangible and intangible assets (excluding cash, accounts receivable and prepaid expenses) of radio stations WXTR-FM and WMXB-FM for approximately $28.0 million in cash and stock of the Company. WXTR-FM serves Washington D.C. and WMXB-FM serves Richmond, Virginia. Subsequent to FCC approval, the acquisition was completed on February 15, 1994. Beginning February 15, 1993 the operations of WXTR-FM and WMXB-FM have been included in the consolidated financial statements.

   On January 3, 1994, the Company entered into a definitive agreement to purchase substantially all the tangible and intangible assets (excluding cash, accounts receivable and prepaid expenses) of radio stations WGNA-AM/FM for approximately $13.5 million in cash. WGNA-AM/FM serves Albany, New York. Subsequent to FCC approval, the acquisition was completed on August 22, 1994. Beginning August 22, 1994 the operations of WGNA-AM/FM have been included in the consolidated financial statements.

                          LIBERTY BROADCASTING, INC.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

3. ACQUISITIONS:  (Continued)
    On January 7, 1994, the Company entered into a definitive agreement to purchase substantially all the tangible and intangible assets (excluding cash, accounts receivable and prepaid expenses) of radio station WHFM-FM for approximately $1.9 million in cash. WHFM-FM serves Long Island, New York. Subsequent to FCC approval, the acquisition was completed on August 22, 1994. Beginning August 22, 1994 the operations of WHFM-FM have been included in the consolidated financial statements.

   On June 17, 1994, the Company entered into a definitive agreement to purchase substantially all the tangible and intangible assets (excluding cash and accounts receivable) of Greater Connecticut Broadcasting, Inc. and Affiliates (GCB) for approximately $22.6 million in cash and stock of the Company. GCB owns and operates WHJY-FM and WHJJ-AM in Providence, Rhode Island, WMRQ-FM and WPOP-AM in Hartford, Connecticut and WPYX-FM and WTRY-AM in Albany, New York. Subsequent to FCC approval, the acquisition was completed on November 15, 1994. Beginning November 15, 1994 the operations of GCB have been included in the consolidated financial statements.

   On March 4, 1994, the Company entered into a definitive agreement to purchase the stock of Beck-Ross Communications, Inc. (Beck-Ross) for approximately $36.4 million in cash and stock of the Company. Beck-Ross owns and operates WBLI-FM, Long Island, New York, WHCN-FM, Hartford, Connecticut, and WSNE-FM, Providence, Rhode Island. Subsequent to FCC approval, the acquisition was completed on April 6, 1995. Beginning April 6, 1995 the operations of Beck-Ross have been included in the consolidated financial statements.

   The following summary, prepared on a pro forma basis, combines the results of operations as if the above stations had been acquired as of the beginning of the periods presented, after including the impact of certain adjustments, such as: amortization of intangibles, interest expense and the related income tax effects.

                     1995           1994
                -------------  -------------
Gross revenues    $61,159,000    $61,676,000
Net loss ......    (3,955,000)    (5,445,000)

   The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been in effect for the entire periods presented. In addition, they are not intended to be a projection of future results and do not reflect any synergies that might be achieved from combined operations.

                          LIBERTY BROADCASTING, INC.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

4. PROPERTY AND EQUIPMENT:

   Property and equipment comprise the following:

                                       DECEMBER 31,    DECEMBER 31,
                                           1995            1994
                                     --------------  --------------
Land and land improvements .........   $ 2,551,000     $ 2,150,000
Building and building improvements       3,372,000       1,698,000
Transmitter, tower and antenna  ....     6,051,000       5,243,000
Studio and technical equipment  ....     5,393,000       3,482,000
Office furniture and fixtures  .....     1,086,000         720,000
Automobiles ........................       227,000         110,000
                                     --------------  --------------
                                        18,680,000      13,403,000
Less: accumulated depreciation  ....    (2,552,000)       (677,000)
                                     --------------  --------------
                                       $16,128,000     $12,726,000
                                     ==============  ==============

   Depreciation expense for the years ended December 31, 1995 was $1,875,000 and $580,000 for the year ended December 31, 1994. Depreciation expense was $106,000 for the nine months ended December 31, 1993.

5. INTANGIBLES:

   Intangible assets comprise the following:

FCC broadcast licenses .........   $111,976,000    $80,471,000
Goodwill .......................     14,417,000             --
Noncompete agreements ..........     10,449,000      8,304,000
Other intangible assets ........      8,587,000      5,205,000
Deferred financing fees ........      1,720,000      1,523,000
                                 --------------  -------------
 Total intangible assets  ......    147,149,000     95,503,000
Less: accumulated amortization      (14,064,000)    (5,510,000)
                                 --------------  -------------
                                   $133,085,000    $89,993,000
                                 ==============  =============

   Amortization expense for the year ended December 31, 1995 and 1994 was $8,554,000 and $4,441,000, respectively. Amortization expense was $1,082,000 for the nine months ended December 31, 1993.

                          LIBERTY BROADCASTING, INC.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

 6. INCOME TAXES:

   At December 31, 1995 the benefit from income taxes was comprised of $169,000 of current tax expense and $2,556,000 of deferred income tax benefit. Similarly, at December 31, 1994 the provision for income taxes consisted of $60,000 of current income taxes. There was no provision for the nine months ended December 31, 1993.

   A reconciliation of the federal statutory tax rate to the effective tax rate as a percentage of loss from operations is as follows:

                                            1995      1994      1993
                                         --------  --------  --------
Federal statutory rate .................     34%       34%       34%
Increase (decrease) resulting from:
 Permanent differences .................     (4)       (2)      (44)
 State taxes, net ......................      5        (3)       --
 Valuation allowance ...................     10       (33)      (13)
 Effect of graduated rates .............     --        --        23
 Other .................................      2        --        --
                                         --------  --------  --------
  Effective tax rate ...................     47%       (4)%      -- %
                                         ========  ========  ========

   Deferred tax assets and liabilities are comprised of the following elements:

                                      DECEMBER 31,     DECEMBER 31,
                                          1995             1994
                                    ---------------  --------------
Deferred tax assets:
 Allowance for doubtful accounts  .   $    351,000      $ 151,000
 Accrued compensation .............        124,000             --
 Net operating loss carryforwards        2,168,000        546,000
 Less: valuation allowance ........             --       (555,000)
                                    ---------------  --------------
  Net deferred tax assets .........      2,643,000        142,000
Deferred tax liabilities:
 Fixed assets .....................     (2,319,000)      (142,000)
 Intangibles ......................    (11,937,000)            --
                                    ---------------  --------------
  Balance .........................   $(11,613,000)            --
                                    ===============  ==============

   The Company has recorded a valuation allowance for its deferred tax assets of approximately $555,000 at December 31, 1994. The allowance offsets a significant portion of the tax benefits relating to the temporary difference between the book and tax bases of the allowance for doubtful accounts and the Company's net operating loss carryforwards.

                          LIBERTY BROADCASTING, INC.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

 7. LONG-TERM DEBT:

   Long-term debt consisted of the following:

                                                      DECEMBER 31,    DECEMBER 31,
                                                          1995            1994
                                                    --------------  --------------
Bank debt:
 Term loan, due 2000, interest at December 31,
 1995 ranging from 8.69% to 9.07% .................   $ 31,500,000    $35,100,000
 Acquisition loan, due 2000, interest ranging from
  8.19% to 8.63% at December 31, 1995 .............     42,524,000     22,875,000
 Revolver, due 1996, interest at 10.50%  ..........      3,700,000             --
Other .............................................      3,222,000      3,408,000
                                                    --------------  --------------
                                                        80,946,000     61,383,000
Less current maturities ...........................    (12,854,000)    (5,276,000)
                                                    --------------  --------------
  Total long-term debt ............................   $ 68,092,000    $56,107,000
                                                    ==============  ==============

   The Company's Senior Credit Facility consists of a $36,000,000 term loan facility, a $50,000,000 acquisition facility and a $4,000,000 revolving capital facility of which $300,000 is available at December 31, 1995. The indebtedness of the Company under the Senior Credit Facility is collateralized by first-priority liens on all the capital stock and tangible and intangible assets of the Company. The loans outstanding under the Senior Credit Facility bear interest at variable rates at the election of the Company as defined in the credit agreement. The Senior Credit Facility also contains covenants which provide for the maintenance of certain financial ratios, limitations on indebtedness and restrict dividend payments.

   The carrying amount of long-term debt approximates fair value because the obligations under the Senior Credit Facility are at variable rates and are reprised frequently.

   The scheduled maturities at December 31, 1995 is as follows:

1996 .........   $12,854,000
1997 .........    11,073,000
1998 .........    13,963,000
1999 .........    17,083,000
2000 .........    20,773,000
Thereafter  ..     5,200,000
               -------------
                 $80,946,000
               =============

8. LEASES:

   The Company leases certain property and equipment under noncancelable leases which expire at various dates through 2029. In most cases, management expects that in the normal course of business, leases that expire will be renewed or replaced by other leases.

                          LIBERTY BROADCASTING, INC.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

8. LEASES:  (Continued)
    Future minimum lease payments required under operating leases that have initial or remaining noncancelable terms in excess of one year are as follows:

                                   OPERATING
YEAR ENDING DECEMBER 31,            LEASES
- -------------------------------  -----------
1996 ...........................  $  787,000
1997 ...........................     453,000
1998 ...........................     308,000
1999 ...........................     311,000
2000 ...........................     147,000
Thereafter .....................     509,000
                                 -----------
  Total minimum lease payments    $2,515,000
                                 ===========

   Rent expense for the years ended December 31, 1995 and 1994 was $726,000 and $435,000, respectively. There was no rent expense for the nine months ended December 31, 1993.

9. PREFERRED STOCK:

   The Series A preferred stock has a liquidation preference over all other classes of stock at $1,000 per share plus any accrued dividends thereon. Each share of Series A preferred stock is entitled to receive cumulative cash dividends at a rate of approximately 10% compounded quarterly.

   These shares are nonvoting and redeemable only at the option of the Company for a redemption price equal to their liquidation value.

   The shares are convertible at the option of the Company into shares of common stock at a rate of 100 shares of common stock for each share of Series A preferred stock. Upon conversion, any undeclared or unpaid dividends would also be converted to common stock at $10 per share.

   The Company issued 15,117 and 33,313 and 8,594 shares of Series A preferred shares in connection with the acquisitions of radio stations in 1995, 1994, and 1993, respectively:

   No dividends have been declared by the Board of Directors on the Series A preferred stock. Dividends in arrears aggregate to $9,930,000 and $3,909,000, and $617,000 at December 31, 1995, 1994, and 1993, respectively.

10. STOCK OPTIONS:

   In 1995, options granted in 1993 were amended to provide for an additional 119,750 options to reflect the antidilutive provision contained in the 1993 stock option agreements. In addition, 5,718 options were granted in 1995.

                                     NUMBER OF SHARES
                              -----------------------------
                                 1995       1994      1993
                              ---------  --------  --------
Outstanding, January 1  .....    11,760    11,760        --
Granted at $10.00 per share     125,468        --    11,760
Exercised ...................        --        --        --
                              ---------  --------  --------
Outstanding, December 31  ...   137,228    11,760    11,760
                              =========  ========  ========
Exercisable, December 31  ...    18,984       706        --
                              =========  ========  ========

   Options totaling 86,911 vest based on the attainment of certain financial performance measures as defined in the option agreements. No options have vested under these agreements. Options totaling 50,317 vest evenly over five years. All options expire ten years from the date of grant.

                          LIBERTY BROADCASTING, INC.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

 11. DEFINED CONTRIBUTION PLAN:

   Salaried employees of the Company may participate in a defined contribution plan (the "Plan"). Participants may defer up to 15% of eligible compensation up to a statutory limit. The Company may make a matching contribution and an additional discretionary contribution. Employees begin to vest in the Company's contributions after two years of service at a rate of 25% per year, except for discretionary contributions in which employees are immediately 100% vested. The Company did not contribute to the Plan in 1995, 1994, and 1993.

12. RELATED PARTIES:

   The Company paid certain stockholders and executive officers $399,065, $1,029,000, and $19,000 in 1995, 1994, and 1993, respectively, for accounting and acquisition related services.

13. SUPPLEMENTAL CASH FLOW INFORMATION:

   Significant noncash investing and financing activities in 1995:

   In April 1995, the Company acquired all the outstanding stock of Beck-Ross Communications, Inc. (see Note 3). The transaction had the following noncash impact on the Company's 1995 balance sheet:

Property and equipment ........  $ 3,373,000
Intangibles ...................   44,400,000
Deferred taxes ................   12,260,000
Capital in excess of par value    17,378,000

   Significant noncash investing and financing activities in 1994:

   In February 1994, the Company acquired substantially all the tangible and intangible assets of WXTR-FM and WMXB-FM (see Note 3). The transaction had the following non-cash impact on the Company's 1994 balance sheet:

Property and equipment ........  $ 2,615,000
Intangibles ...................   31,275,000
Capital in excess of par value    (4,229,000)

   In February 1994, the Company acquired substantially all the tangible and intangible assets of WHFS-FM (see Note 3). The transaction had the following noncash impact on the Company's 1994 balance sheet:

Property and equipment    $   846,000
Intangibles ...........    15,304,000
Long-term debt ........    (3,304,000)


   In August 1994, the Company acquired substantially all the tangible and intangible assets of WGNA-AM/FM (see Note 3). The transaction had the following noncash impact on the Company's 1994 balance sheet:

Property and equipment   $ 1,172,000
Intangibles ...........   13,073,000

                          LIBERTY BROADCASTING, INC.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

13. SUPPLEMENTAL CASH FLOW INFORMATION:  (Continued)
    In November 1994, the Company acquired substantially all the tangible and intangible assets of GCB (see Note 3). The transaction had the following noncash impact on the Company's 1994 balance sheet:

Property and equipment ........  $ 5,565,000
Intangibles ...................   17,667,000
Capital in excess of par value    (5,147,000)

   Significant noncash investing and financing activities for the nine-months ended December 31, 1993:

   In March 1993, the Company acquired substantially all the tangible and intangible assets of WBAB-FM and WGBB-AM (see Note 3). The transaction had the following noncash impact on the Company's 1993 balance sheet:

Property and equipment   $ 2,215,000
Intangibles ...........   14,962,000

14. SUBSEQUENT EVENTS:

 LITIGATION:

   In March 1996, the Company settled various litigation which were pending at December 31, 1995 totaling $2,200,000. These settlements have been reflected in the 1995 financial statements.

   The Company is also subject to various other investigations, claims and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably to the Company. The Company has established accruals for matters that are probable and reasonably estimable. Management believes that any liability that may ultimately result from the resolution of these matters will not have a material adverse effect on the financial position or results of operations of the Company.

 ISSUANCE OF SERIES B PREFERRED STOCK:

   On March 26, 1996, the Company issued 12,960 shares of Series B senior cumulative preferred stock with a liquidation preference of $1,000 per share. The proceeds of $12,960,000 was used to repay $8,950,000 in bank debt, transaction fees, litigation settlements and to augment working capital.

                         INDEPENDENT AUDITORS' REPORT

The Advisory Committee and Partners
Prism Radio Partners, L.P.:

   We have audited the accompanying balance sheets of Prism Radio Partners, L.P. (the Partnership) as of December 31, 1995 and 1994, and the related statements of operations, partners' capital, and cash flows for each of the years in the three-year period ended December 31, 1995. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prism Radio Partners, L.P. as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

KPMG Peat Marwick LLP
March 29, 1996

                          PRISM RADIO PARTNERS, L.P.
                                BALANCE SHEETS
                          DECEMBER 31, 1995 AND 1994

                                                                   1995           1994
                                                              -------------  -------------
                            ASSETS
Current assets:
 Cash and cash equivalents ..................................   $ 1,368,546    $ 2,340,906
 Accounts receivable, less allowance for doubtful accounts
 of  $385,959 and $301,793 as of December 31, 1995 and 1994,
  respectively ..............................................     6,804,683      5,114,036
 Prepaid expenses ...........................................       317,923        205,446
 Other current assets .......................................       187,969        110,782
                                                              -------------  -------------
   Total current assets .....................................     8,679,121      7,771,170
Property and equipment, net (note 3) ........................     9,380,998      9,490,819
Intangible assets, net (note 4) .............................    32,886,073     34,942,970
                                                              -------------  -------------
                                                                $50,946,192    $52,204,959
                                                              =============  =============
              LIABILITIES AND PARTNERS' CAPITAL
Current liabilities:
 Accounts payable ...........................................   $ 1,337,883    $   735,355
 Accrued expenses (note 5) ..................................     2,023,721      2,049,676
 Current portion of long-term debt (note 6) .................     2,812,000        711,917
                                                              -------------  -------------
   Total current liabilities ................................     6,173,604      3,496,948
Long-term debt, excluding current portion (note 6)  .........    14,110,813     17,357,001
                                                              -------------  -------------
   Total liabilities ........................................    20,284,417     20,853,949
Partners' capital (note 7) ..................................    38,315,596     37,647,092
Partner receivables (note 7) ................................      (913,000)      (300,000)
Accumulated deficit .........................................    (6,740,821)    (5,996,082)
                                                              -------------  -------------
   Total partners' capital ..................................    30,661,775     31,351,010
Commitments and contingencies (notes 8 and 10)
Subsequent event (note 12)
                                                              -------------  -------------
                                                                $50,946,192    $52,204,959
                                                              =============  =============

               See accompanying notes to financial statements.

                          PRISM RADIO PARTNERS, L.P.
                           STATEMENTS OF OPERATIONS
                 YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                          1995            1994           1993
                                                     -------------  --------------  -------------
Revenue ............................................   $36,455,730    $30,422,189     $14,895,284
Less agency commissions ............................     3,884,064      3,409,781       1,579,669
                                                     -------------  --------------  -------------
   Net revenue .....................................    32,571,666     27,012,408      13,315,615
                                                     -------------  --------------  -------------
Operating expenses:
 Station operating expenses, excluding depreciation
  and amortization .................................    26,979,258     24,271,541      13,172,716
 Depreciation and amortization .....................     2,945,990      2,901,624       1,871,521
 Corporate general and administrative ..............     2,026,611      1,133,308         896,978
                                                     -------------  --------------  -------------
   Total operating expenses ........................    31,951,859     28,306,473      15,941,215
                                                     -------------  --------------  -------------
   Operating income (loss) .........................       619,807     (1,294,065)     (2,625,600)
                                                     -------------  --------------  -------------
Nonoperating expenses (income):
 Gain on sale of property ..........................      (200,000)            --              --
 Interest expense ..................................     1,659,591      1,142,751         299,074
 Interest income ...................................       (95,045)       (63,321)        (61,757)
                                                     -------------  --------------  -------------
   Net nonoperating expenses .......................     1,364,546      1,079,430         237,317
                                                     -------------  --------------  -------------
   Net loss ........................................   $  (744,739)   $(2,373,495)    $(2,862,917)
                                                     =============  ==============  =============

               See accompanying notes to financial statements.

                          PRISM RADIO PARTNERS, L.P.
                       STATEMENTS OF PARTNERS' CAPITAL
                 YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                                                                   TOTAL
                                      GENERAL       LIMITED        PARTNER      ACCUMULATED      PARTNERS'
                                      PARTNER      PARTNERS      RECEIVABLES      DEFICIT         CAPITAL
                                   -----------  -------------  -------------  --------------  -------------
Balances as of January 1, 1993  ..   $  999,900   $       100     $      --     $  (759,670)    $   240,330
Conversion of debt to partners'
 contribution ....................          --      3,307,864            --              --       3,307,864
Return of withdrawing general
 partner's capital ...............    (999,900)            --            --              --        (999,900)
Issuance of limited partnership
 interest in connection with
 acquisition of radio stations  ..          --      3,500,000            --              --       3,500,000
Partners' contributions, net of
 $919,135 offering expenses  .....     338,691     25,945,413            --              --      26,284,104
Net loss .........................          --             --            --      (2,862,917)     (2,862,917)
                                   -----------  -------------  -------------  --------------  -------------
Balances as of December 31, 1993       338,691     32,753,377            --      (3,622,587)     29,469,481
Partners' contributions ..........      48,068      4,506,956      (300,000)             --       4,255,024
Net loss .........................          --             --            --      (2,373,495)     (2,373,495)
                                   -----------  -------------  -------------  --------------  -------------
Balances as of December 31, 1994       386,759     37,260,333      (300,000)     (5,996,082)     31,351,010
Partners' contributions ..........          --        775,000      (680,000)             --          95,000
Return of withdrawing limited
 partner's capital ...............          --       (106,496)           --              --        (106,496)
Repayment of partner receivables            --             --        67,000              --          67,000
Net loss .........................          --             --            --        (744,739)       (744,739)
                                   -----------  -------------  -------------  --------------  -------------
Balances as of December 31, 1995     $  386,759   $37,928,837     $(913,000)    $(6,740,821)    $30,661,775
                                   ===========  =============  =============  ==============  =============

               See accompanying notes to financial statements.

                          PRISM RADIO PARTNERS, L.P.
                           STATEMENTS OF CASH FLOWS
                 YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                           1995            1994            1993
                                                      -------------  --------------  --------------
Cash flows from operating activities:
 Net loss ...........................................   $   (744,739)  $ (2,373,495)   $ (2,862,917)
 Adjustments to reconcile net loss to net cash
  provided by (used in) operating activities:
  Depreciation ......................................       889,093         665,507         318,056
  Amortization of goodwill, intangible assets, and
   other assets .....................................     2,056,897       2,236,117       1,553,465
  Provision for doubtful accounts ...................        84,166         140,708         153,327
  Gain on sale of property ..........................      (200,000)             --              --
  Changes in operating assets and liabilities:
   Accounts receivable ..............................    (1,774,813)     (2,060,343)     (2,756,408)
   Prepaid expenses .................................      (112,477)        (53,122)       (114,737)
   Other current assets .............................       (77,187)        572,874        (642,530)
   Accounts payable .................................       602,528         342,445         306,073
   Accrued expenses .................................       (25,955)         39,960         226,641
                                                      -------------  --------------  --------------
    Net cash provided by (used in) operating
     activities .....................................       697,513        (489,349)     (3,819,030)
                                                      -------------  --------------  --------------
Cash flows from investing activities:
 Station acquisitions ...............................            --     (14,132,251)    (24,147,174)
 Capital expenditures ...............................    (1,029,272)     (1,791,474)       (836,500)
 Proceeds from sale of property .....................       450,000              --              --
                                                      -------------  --------------  --------------
    Net cash used in investing activities  ..........      (579,272)    (15,923,725)    (24,983,674)
                                                      -------------  --------------  --------------
Cash flows from financing activities:
 Partners' contributions, net of withdrawals  .......       (11,496)      4,255,024      25,284,204
Repayment of partner receivables ....................        67,000              --              --
 Proceeds from issuance of long-term debt  ..........            --       9,980,418       7,930,000
 Payment of long-term debt ..........................    (1,146,105)        (25,000)             --
                                                      -------------  --------------  --------------
    Net cash provided by (used in) financing
     activities .....................................    (1,090,601)     14,210,442      33,214,204
                                                      -------------  --------------  --------------
Net (decrease) increase in cash and cash equivalents       (972,360)     (2,202,632)      4,411,500
Cash and cash equivalents at beginning of year  .....     2,340,906       4,543,538         132,038
                                                      -------------  --------------  --------------
Cash and cash equivalents at end of year ............   $  1,368,546   $  2,340,906    $  4,543,538
                                                      =============  ==============  ==============
Supplemental disclosure of cash paid during the
 year:
 Interest paid ......................................   $  1,689,492   $    970,776    $    162,228
                                                      =============  ==============  ==============
Supplemental disclosure of noncash transactions:
 Issuance of promissory note as part payment for a
  radio tower .......................................   $         --   $     83,500    $         --
                                                      =============  ==============  ==============
 Issuance of Class A limited partnership interests
  in return for promissory notes ....................   $    680,000   $    300,000    $         --
                                                      =============  ==============  ==============
 Issuance of promissory note as part payment for a
  radio station .....................................   $         --   $         --    $    100,000
                                                      =============  ==============  ==============
 Acquisition of radio stations from related party in
  return for Class A and D limited partnership
  interests .........................................   $         --   $         --    $  3,500,000
                                                      =============  ==============  ==============
 Conversion of short-term note into Class A limited
  partnership interest ..............................   $        --    $         --    $  3,307,864
                                                      =============  ==============  ==============

               See accompanying notes to financial statements.

                          PRISM RADIO PARTNERS, L.P.
                        NOTES TO FINANCIAL STATEMENTS
                          December 31, 1995 and 1994

(1) SUMMARY OF THE BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

   Prism Radio Partners, L.P. (the Partnership) owns and operates commercial radio stations in various geographical regions including Tucson, Arizona, Jacksonville, Florida, Wichita, Kansas, Louisville, Kentucky and Raleigh, North Carolina.

CASH AND CASH EQUIVALENTS

   The Partnership considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. The carrying amount approximates fair value because of the short-term maturity of the financial instruments.

PROPERTY AND EQUIPMENT

   Property and equipment are stated at cost. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the assets.

INTANGIBLE ASSETS

   Intangible assets with determinable lives have been allocated among various categories of customer- based or market-based intangibles at their estimated fair value upon acquisition as determined by management or by independent appraisal. Goodwill represents the excess of cost over the fair value of tangible assets and intangible assets with determinable lives. Amortization is provided on the straight-line method over the estimated useful lives of the related assets (see note 4). The Partnership's policy is to write-off intangible assets once they have become fully amortized. The useful lives and recoverability of intangible assets are evaluated at least annually. This evaluation encompasses the undiscounted historical broadcast cash flow of each station and existing broadcast cash flow multiples for sales of similar radio properties to estimate the potential selling price for the station and, therefore, recoverability of the assets.

LONG-TERM DEBT

   The fair value of the Partnership's long-term debt approximates carrying value as the interest rate is evaluated every three months for the following three-month period, thus the current interest rate approximates the interest rate that the Partnership would be offered in the market place for debt of the same maturity.

INCOME TAXES

   No provision has been made for income taxes since the Partnership is not a taxable entity. Partners report their share of the Partnership's income or loss on their respective tax returns.

BARTER TRANSACTIONS

   The Partnership trades commercial air time for programming, goods, and services used principally for promotional, sales, and other business activities. An asset and a liability is recorded at the fair market value of the programming, goods, or services received. Barter revenue is recorded and the liability is relieved when commercials are broadcast, and barter expense is recorded and the asset is relieved when the programming, goods, or services are broadcast, received, or used. Barter revenue included in gross broadcasting revenue and barter expenses included in station operating expenses, excluding depreciation and amortization amounted to $4,615,902, $3,707,089, and $2,267,763; and $4,538,252, $3,772,864, and $2,184,921 for
the years ended December 31, 1995, 1994 and 1993, respectively.

                          PRISM RADIO PARTNERS, L.P.
                 NOTES TO FINANCIAL STATEMENTS -- (Continued)

(1) SUMMARY OF THE BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES  (Continued)

 REVENUE RECOGNITION

   Revenue is recognized as commercials are broadcast.

BUSINESS AND CREDIT CONCENTRATIONS

   In the opinion of management, credit risk with respect to trade receivables is limited due to the large number of customers and the geographic diversification of the Partnership's customer base. The Partnership performs ongoing credit evaluations of its customers and believes that adequate allowances for any uncollectible trade receivables are maintained. As of December 31, 1995 and 1994, no customer accounted for more than 10% of net revenues or accounts receivable.

USE OF ESTIMATES

   Management of the Partnership has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

RECENT ACCOUNTING PRONOUNCEMENTS

   In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (SFAS No. 121). SFAS No. 121 becomes effective for fiscal years beginning after December 15, 1995. The Company is currently assessing the impact of SFAS No. 121 on its financial statements.

   In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). SFAS No. 123 is effective for transactions entered into in fiscal years beginning after December 15, 1995. The Company is currently assessing the impact of SFAS No. 123 on its financial statements.

RECLASSIFICATIONS

   Certain amounts in the accompanying 1994 and 1993 financial statements have been reclassified to conform with the 1995 presentation.

(2) ACQUISITIONS

   On February 1, 1993, the Partnership acquired radio stations KWFM-FM and KWFM-AM in Tucson, Arizona, from National Radio Partners, L.P. for $4,000,000 (which included a payment in the amount of $600,000 made in consideration of a noncompetition agreement).

   On February 4, 1993, the Partnership acquired radio stations KRQQ-FM and KNST-AM in Tucson, Arizona, from Nationwide Communications, Inc. for $4,500,000 (which included a payment in the amount of $750,000 made in consideration of a noncompetition agreement).

   On June 1, 1993, the Partnership acquired radio stations WVEZ-FM and WWKY-AM in Louisville, Kentucky, from Wilks-Schwartz Southwest Broadcasting, Inc. for $6,375,000 (which included a payment in the amount of $750,000 made in consideration of a noncompetition agreement).

   On June 1, 1993, the Partnership acquired radio station WTFX-FM in Louisville, Kentucky, from Louisville Broadcasters, Ltd. for $3,300,000 (which included a payment in the amount of $450,000 made in consideration of a noncompetition agreement).

                          PRISM RADIO PARTNERS, L.P.
                 NOTES TO FINANCIAL STATEMENTS -- (Continued)

(2) ACQUISITIONS  (Continued)
    On August 31, 1993, New West Radio, Inc. contributed radio stations KRZZ-FM and KNSS-AM in Wichita, Kansas, to the Partnership in return for $2,885,000 Class A units and $615,000 Class D units of the Partnership. New West Radio, Inc. is owned and controlled by two individuals, one of whom is the President and Chief Executive Officer of the Partnership (CEO). Based on a review by the Partnership's Advisory Committee, consultations with industry advisers and the absence of any involvement in the valuation decision by the CEO, the general partner of the Partnership (excluding the CEO) determined that the purchase by the Partnership of the stations for $3.5 million constituted a fair price for the stations which was not more than their fair market value. New West Radio, Inc. also assigned to the Partnership the right to acquire KKRD-FM in Wichita from Sherman Broadcasting Corporation for $1,661,500. This acquisition also occurred on August 31, 1993.

   On October 1, 1993, the Partnership acquired radio station WZZU-FM in Raleigh, North Carolina, from Villcom Broadcasting, Inc. for $3,800,000 (which included a payment in the amount of $600,000 made in consideration of a noncompetition agreement).

   On November 10, 1993, the Partnership acquired radio station WPDQ-AM in Jacksonville, Florida, from Genesis Communications of Jacksonville, Inc. for $400,000, which consisted of $300,000 in cash and $100,000 in a promissory note (Note 5).

   On January 4, 1994, the Partnership acquired radio station WDCG-FM in Raleigh, North Carolina, from The Durham Herald Company for $6,500,000 (which included a payment in the amount of $10,000 made in consideration of a noncompetition agreement).

   On September 1, 1994, the Partnership acquired radio station WIVY-FM in Jacksonville, Florida, from J. J. Taylor Companies, Inc. for $7,000,000 (which included a payment in the amount of $100,000 made in consideration of a noncompetition agreement).

   All acquisitions have been accounted for as asset purchases. Accordingly, the accompanying financial statements include the results of operations of the acquired entities from the date of acquisition.

   The Partnership made no acquisitions during 1995. A summary of the net assets acquired through station acquisitions for the years ended December 31 follows (including acquisition costs):

                               1994           1993
                         --------------  ------------
Property and equipment     $  1,601,439   $ 5,165,086
Intangible assets ......    12,530,812     22,582,088
                         --------------  ------------
                           $ 14,132,251   $27,747,174
                         ==============  ============

                          PRISM RADIO PARTNERS, L.P.
                 NOTES TO FINANCIAL STATEMENTS -- (Continued)

(3) PROPERTY AND EQUIPMENT

   Property and equipment consisted of the following as of December 31:

                                                               ESTIMATED
                                     1995          1994       USEFUL LIFE
                                ------------  ------------  -------------
Land ..........................  $   685,127   $   685,127              --
Building and improvements  ....    1,346,972     1,138,161        15 years
Broadcast and other equipment      7,762,405     7,567,576     10-15 years
Furniture and fixtures ........      413,282       317,418         7 years
Computers and equipment  ......      686,769       568,378      4-10 years
Automobiles ...................      385,361       223,984         4 years
                                ------------  ------------  -------------
                                  11,279,916    10,500,644
Less accumulated depreciation      1,898,918     1,009,825
                                ------------  ------------
                                 $ 9,380,998   $ 9,490,819
                                ============  ============

(4) INTANGIBLE ASSETS

   Intangible assets consisted of the following as of December 31:

                                                                ESTIMATED
                                     1995           1994       USEFUL LIFE
                                -------------  ------------  -------------
Goodwill ......................   $ 5,160,804   $ 5,160,804        40 years
Broadcast licenses ............    29,802,234    29,802,234        40 years
Noncompetition agreements  ....     4,260,000     4,260,000       2-3 years
                                -------------  ------------  -------------
                                   39,223,038    39,223,038
Less accumulated amortization       6,336,965     4,280,068
                                -------------  ------------
                                  $32,886,073   $34,942,970
                                =============  ============

(5) ACCRUED EXPENSES

   Accrued expenses consisted of the following as of December 31:

                                    1995         1994
                               ------------  -----------
Interest payable .............   $  264,266   $  294,167
Compensation and commissions        907,310    1,219,126
Other ........................      852,145      536,383
                               ------------  -----------
                                 $2,023,721   $2,049,676
                               ============  ===========

                          PRISM RADIO PARTNERS, L.P.
                 NOTES TO FINANCIAL STATEMENTS -- (Continued)

(6) DEBT

   Debt consisted of the following as of December 31:

                                                                           1995           1994
                                                                      -------------  -------------
Credit facility notes; secured by substantially all the assets of the Partnership with interest ranging from 8.63% to 8.94% per annum
 (as of December 31, 1995); principal and interest payments are due
 quarterly through September 30, 2000 ...............................   $16,851,313    $17,912,501
Promissory note; secured by a deed of trust with interest of 9.5%
 (as of December 31, 1995); principal and interest payments are due
 annually and quarterly, respectively, through November 30, 1998  ...        71,500         83,500
Promissory note; unsecured; interest of 7% (as of December 31,
 1994); principal and interest payments are due monthly. Paid in
 full November 10, 1995 .............................................            --         72,917
                                                                      -------------  -------------
    Total debt ......................................................    16,922,813     18,068,918
Less current portion ................................................     2,812,000        711,917
                                                                      -------------  -------------
    Total long-term debt ............................................   $14,110,813    $17,357,001
                                                                      =============  =============

   In September 1993, the Partnership entered into a variable rate loan agreement with a bank whereby the Partnership could borrow up to $13,000,000. On September 1, 1994, the loan agreement was amended to increase the loan commitment to approximately $19,000,000. Borrowings under this agreement bear interest at a rate based on the London Interbank Offered Rate (LIBOR) or the bank's prime rate, plus the applicable margin which ranges from 1.5% to 3.0% for LIBOR borrowings and 0.25% to 1.75% for prime rate borrowings, depending on the Partnership's ratio of senior debt to trailing four quarters' operating cash flow. The credit facility notes of $16,851,313 are outstanding under this agreement. The Partnership pays a commitment fee of 5/8 of 1% per annum on the aggregate unused portion of the loan commitment and has paid a one-time facility fee of 1 1/2 % ($195,000) of the initial total credit commitment of $13,000,000 and a one-time facility fee of 2 1/8 % ($126,760) of the incremental commitment of approximately $6,000,000.

   The credit facility agreement contains certain financial and operational covenants and other restrictions with which the Partnership must comply, including, among others, limitations on capital expenditures, corporate overhead and the incurrence of additional indebtedness, and restrictions on borrowings, distributions, and redemptions. At December 31, 1995, the Partnership was in compliance with the respective covenants.

   A summary of the future maturities of debt follows:

 YEAR ENDING
DECEMBER 31,
- --------------
1996 ..........  $ 2,812,000
1997 ..........    3,341,875
1998 ..........    3,522,000
1999 ..........    4,191,000
2000 ..........    3,055,938
                ------------
                 $16,922,813
                ============

                          PRISM RADIO PARTNERS, L.P.
                 NOTES TO FINANCIAL STATEMENTS -- (Continued)

(7) PARTNERS' CAPITAL

   As of December 31, 1995, partners in the Partnership had made the following capital contributions out of their total capital commitments to the
Partnership:

                                      CAPITAL         CAPITAL
PARTNER                            CONTRIBUTIONS    COMMITMENTS
- -------------------------------  ---------------  -------------
General partner ................    $   386,759     $   525,000
Class A and B limited partners       37,928,837      50,149,067
Class C limited partners  ......             --              --
Class D limited partners  ......             --              --
                                 ---------------  -------------
                                    $38,315,596     $50,674,067
                                 ===============  =============

   In connection with the Wichita, Kansas, acquisitions in August 1993 (note
2), the Partnership issued $2,885,000 of Class A interests and $615,000 of new Class D interests. Class D interests received only a guaranteed return based on current interest rates, and had the right to convert to Class A interests. During 1994, the Class D interests were converted into Class A interests.

   The Class C limited partnership interests are for certain key employees of the Partnership. After the Class A and B limited partners and the general partner have received a return of their capital and a 10% simple interest per annum preferred return as specified in the partnership agreement, the Class C limited partners, certain Class A and B limited partners, and the general partner are entitled to share up to 20% of the remaining distributions (with the other 80% of the distributions being divided among the Class A and B limited partners and the general partner in proportion to their capital commitments). Unlike Class A, B and D interests, these Class C interests do not require any capital contribution or capital commitment and are subject to vesting, repurchase, and other restrictions. Only Class A interests have the right to participate in any giving of consent of the limited partners.

   During 1995 and 1994, certain employees purchased Class A limited partnership interests for notes in the aggregate principal amount of $680,000 and $300,000, respectively. The notes bear interest at 8%. Principal and interest are due annually commencing June 30, 1995 through June 30, 2000.

(8) COMMITMENTS AND CONTINGENCIES

   The Partnership has certain noncancelable operating leases, primarily for office space and radio towers. These leases generally contain renewal options for periods ranging from three to five years and require the Partnership to pay all costs such as maintenance and insurance. Rental expense for operating leases (excluding those with lease terms of a month or less that were not renewed) was approximately $898,000, $743,000 and $387,000 during 1995, 1994 and 1993, respectively.

   Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 1995 are:

1996 .........................  $  875,364
1997 .........................     835,035
1998 .........................     721,856
1999 .........................     594,637
2000 .........................     611,209
Thereafter ...................   1,390,197
                               -----------
Total minimum lease payments    $5,028,298
                               ===========

   Management expects that in the normal course of business, leases that expire will be renewed or replaced by leases on other properties.

                          PRISM RADIO PARTNERS, L.P.
                 NOTES TO FINANCIAL STATEMENTS -- (Continued)

(8) COMMITMENTS AND CONTINGENCIES  (Continued)
    The Partnership has entered into an employment agreement with its Chief Executive Officer with an expiration date of February 15, 1996. The Partnership has also entered into a management agreement with Duff Ackerman Goodrich & Associates, L.P., to provide financial advisory, investment banking, and certain management services to the Partnership with an expiration date of February 15, 1996. Each agreement can be renewed at the option of the Partnership for successive one-year terms through December 31, 1997. Due to the impending sale of the assets of the Partnership, the employment agreement with its CEO is continuing on a month-to-month basis, while the management agreement has not been renewed. In aggregate, these employment and management agreements resulted in approximately $312,500 and $400,000 in compensation in 1995 and 1994, excluding reimbursement of expenses. Both the CEO and certain principals of Duff Ackerman Goodrich & Associates, L.P. are related parties, as holders of Partnership interests.

   In September 1994, the Partnership obtained a letter of credit from its senior lender in the amount of $1,000,000. The beneficiary of the letter of credit is the Jacksonville Jaguars, Ltd. Its issuance was required as a condition of the Partnership's contract with the Jacksonville Jaguars, Ltd. to broadcast their football games for a period of three years beginning in 1995. The term of the letter of credit is three years. The Partnership paid a one-time transaction fee of $20,300 to establish the letter of credit and also pays 2 1/4 % annually on the undrawn portion of the facility. The Partnership will pay $1,500,000 annually for broadcast rights over the three year term of the contract. No draws have been made on the letter of credit in 1994 or 1995.

(9) 401(K) PLAN

   Since October 1993, the Partnership has offered substantially all of its employees voluntary participation in a defined contribution 401(k) plan. Participants in the plan may elect to make salary deferral contributions of up to 15% of their annual compensation. The Partnership may make discretionary contributions to the plan, allocable to plan members' accounts. The Partnership made no contribution to the plan in 1995, 1994 and 1993.

(10) LITIGATION

   The Partnership is involved in certain legal actions and claims arising in the ordinary course of business. Management believes that such litigation and claims will be resolved without a material effect on the Partnership's financial position or results of operations.

(11) FAIR VALUE OF FINANCIAL INSTRUMENTS

   Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments", requires that the Partnership disclose estimated fair values for its financial instruments.

LIMITATIONS

   Fair value estimates are made at a specific point in time and are based on relevant market information and information about the financial instrument; they are subjective in nature and involve uncertainties, matters of judgment and, therefore, cannot be determined with precision. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Partnership's entire holdings of a particular instrument. Changes in assumptions could significantly affect these estimates.

   Since the fair value is estimated as of December 31, 1995, the amounts that will actually be realized or paid at settlement or maturity of the instruments could be significantly different.

                          PRISM RADIO PARTNERS, L.P.
                 NOTES TO FINANCIAL STATEMENTS -- (Continued)

(11) FAIR VALUE OF FINANCIAL INSTRUMENTS  (Continued)
    The estimated fair values of the Partnership's financial instruments are as follows:

                                  DECEMBER 31, 1995
                            ----------------------------
                               CARRYING
                                AMOUNT       FAIR VALUE
                            -------------  -------------
Cash and cash equivalents     $ 1,368,546    $ 1,368,546
                            =============  =============
Long-term debt:
 Credit facility notes  ...   $16,851,313    $16,851,313
 Other ....................        71,500         71,500
                            -------------  -------------
 Total long-term debt  ....   $16,922,813    $16,922,813
                            =============  =============

(12) SUBSEQUENT EVENTS

   On February 9, 1996, the Partnership signed an asset purchase agreement with SFX Broadcasting, Inc. to sell substantially all of the assets of the Partnership for $105,250,000. The sale is subject to approval by the Federal Communications Commission (FCC).

                      REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors
HMW Communications, Inc.:

   We have audited the accompanying combined balance sheets of HMW Communications, Inc.-- Selected Operations (combination of six radio stations to be sold) (the "Stations"), as defined in Note 1, as of December 31, 1995 and 1994, and the related combined statements of operations, shareholders' equity, and cash flows for the year ended December 31, 1995 and for the various periods from January 6, 1994 to December 31, 1994, as described in
Note 1. These financial statements are the responsibility of HMW Communications, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of the Stations at December 31, 1995 and 1994, and the combined results of their operations and their cash flows for the year ended December 31, 1995 and for the various periods from January 6, 1994 to December 31, 1994, in conformity with generally accepted accounting principles.

Cooper & Lybrand L.L.P.
Raleigh, North Carolina
March 8, 1996

                 HMW COMMUNICATIONS, INC.--SELECTED OPERATIONS
   (COMBINATION OF SIX HMW COMMUNICATIONS, INC. RADIO STATIONS TO BE SOLD)
                           COMBINED BALANCE SHEETS

                                                                       DECEMBER 31,
                                                              ----------------------------
                            ASSETS                                 1995           1994
                                                              -------------  -------------
Current assets:
 Cash .......................................................   $   929,102    $   201,091
 Accounts receivable (less allowance for doubtful accounts
  of  $94,326 and $99,052, respectively) .....................    2,388,188      2,466,333
 Due from affiliate companies ...............................     1,653,743        874,458
 Prepaid expenses and other .................................       346,550        271,863
                                                              -------------  -------------
    Total current assets ....................................     5,317,583      3,813,745
                                                              -------------  -------------
Property and equipment, net .................................     8,086,590      9,073,420
                                                              -------------  -------------
Intangible assets, net:
 Goodwill and FCC license agreements ........................    21,569,479     22,129,780
 Non-compete agreements .....................................       271,875        659,375
 Organization costs .........................................       100,989        130,203
                                                              -------------  -------------
    Total intangible assets .................................    21,942,343     22,919,358
                                                              -------------  -------------
    Total assets ............................................   $35,346,516    $35,806,523
                                                              =============  =============
             LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Trade accounts payable .....................................   $   489,314    $   513,372
 Other accrued liabilities ..................................       904,462        552,636
 Current maturities of notes payable ........................       849,695      1,819,643
 Current maturities of capital lease obligations  ...........         7,119          6,180
 Current maturities of non-compete obligations ..............       387,500        387,500
 Income taxes payable .......................................       288,000        247,000
                                                              -------------  -------------
    Total current liabilities ...............................     2,926,090      3,526,331
                                                              -------------  -------------
Long-term liabilities:
 Deferred income taxes ......................................       690,000        169,000
 Notes payable, less current maturities .....................         6,019        638,458
 Capital lease obligations, less current maturities  ........         1,486         18,160
 Non-compete obligations, less current maturities  ..........       162,500        475,000
                                                              -------------  -------------
    Total long-term liabilities .............................       860,005      1,300,618
                                                              -------------  -------------
Commitments and contingencies (Note 9)
Shareholders' equity:
 Common stock--
  WRDU Operating Company, Inc., WTRG Operating Company,
   Inc., WMFR/WMAG Operating Company, Inc., WWWB/WGLD
   Operating Company, Inc.; $.01 par value; 4,000 shares
   authorized, issued and outstanding .......................            40             40
 Additional contributed capital .............................    33,692,627     31,977,627
 Accumulated deficit ........................................    (2,132,246)      (998,093)
                                                              -------------  -------------
    Total shareholders' equity ..............................    31,560,421     30,979,574
                                                              -------------  -------------
    Total liabilities and shareholders' equity ..............   $35,346,516    $35,806,523
                                                              =============  =============

The accompanying notes are an integral part of the combined financial statements.

                 HMW COMMUNICATIONS, INC.--SELECTED OPERATIONS
   (COMBINATION OF SIX HMW COMMUNICATIONS, INC. RADIO STATIONS TO BE SOLD)
                      COMBINED STATEMENTS OF OPERATIONS
        FOR THE YEAR ENDED DECEMBER 31, 1995 AND VARIOUS PERIODS FROM
                     JANUARY 6, 1994 TO DECEMBER 31, 1994

                                                   DECEMBER 31,
                                         ------------------------------
                                               1995            1994
                                         --------------  --------------
Broadcasting revenues ..................   $12,904,566    $ 11,634,409
Barter revenues ........................     1,106,512         798,521
Less agency commissions ................    (1,322,927)     (1,138,788)
                                         --------------  --------------
   Net revenues ........................    12,688,151      11,294,142
                                         --------------  --------------
Operating expenses:
 Programming, technical and news  ......     3,049,084       2,660,721
 Sales and promotion ...................     4,515,197       3,807,122
 Barter expenses .......................     1,024,113         689,236
 General and administrative ............     2,349,062       2,294,815
 Depreciation and amortization .........     2,324,662       1,872,157
 Other expenses ........................        44,977         547,940
                                         --------------  --------------
   Total operating expenses ............    13,307,095      11,871,991
                                         --------------  --------------
Interest expense .......................      (156,001)       (123,485)
Other income, net ......................       202,792         119,241
                                         --------------  --------------
Loss before provision for income taxes        (572,153)       (582,093)
Provision for income taxes .............      (562,000)       (416,000)
                                         --------------  --------------
   Net loss ............................   $(1,134,153)    $   (998,093)
                                         ==============  ==============

The accompanying notes are an integral part of the combined financial statements.

                 HMW COMMUNICATIONS, INC.--SELECTED OPERATIONS
   (COMBINATION OF SIX HMW COMMUNICATIONS, INC. RADIO STATIONS TO BE SOLD)
                 COMBINED STATEMENTS OF SHAREHOLDERS' EQUITY
        FOR THE YEAR ENDED DECEMBER 31, 1995, AND VARIOUS PERIODS FROM
                     JANUARY 6, 1994 TO DECEMBER 31, 1994

                                                        ADDITIONAL
                                             COMMON      PAID-IN       ACCUMULATED
                                             STOCK       CAPITAL         DEFICIT          TOTAL
                                           --------  --------------  --------------  -------------
Balance at January 1, 1994 ...............    $--      $        --     $        --     $        --
 Capital contribution at incorporation on
  January 6, 1994 ........................     40       28,955,543              --      28,955,583
 Capital contributions of cash by HMW  ...     --        2,427,924              --       2,427,924
 Capital contributions through debt
  reductions by HMW ......................     --          594,160              --         594,160
 Net loss ................................     --               --        (998,093)       (998,093)
                                           --------  --------------  --------------  -------------
Balance at December 31, 1994 .............     40       31,977,627        (998,093)     30,979,574
 Capital contributions through debt
  reductions by HMW ......................     --        1,715,000              --       1,715,000
 Net loss ................................     --               --      (1,134,153)     (1,134,153)
                                           --------  --------------  --------------  -------------
Balance at December 31, 1995 .............    $ 40     $ 33,692,627    $(2,132,246)    $31,560,421
                                           ========  ==============  ==============  =============

The accompanying notes are an integral part of the combined financial statements.

                 HMW COMMUNICATIONS, INC.--SELECTED OPERATIONS
   (COMBINATION OF SIX HMW COMMUNICATIONS, INC. RADIO STATIONS TO BE SOLD)
                      COMBINED STATEMENTS OF CASH FLOWS
        FOR THE YEAR ENDED DECEMBER 31, 1995 AND VARIOUS PERIODS FROM
                     JANUARY 6, 1994 TO DECEMBER 31, 1994

                                                                             DECEMBER 31,
                                                                    -----------------------------
                                                                          1995           1994
                                                                    --------------  -------------
Cash flows from operating activities:
 Net loss .........................................................   $(1,134,153)    $  (998,093)
 Adjustments to reconcile net loss to net cash provided (used) by operating activities:
  Depreciation and amortization ...................................     2,324,662       1,863,903
  Provision for doubtful accounts .................................       115,626         121,811
  Provision for deferred income taxes .............................       521,000         169,000
  Gain on sale of assets ..........................................        (8,766)             --
  Changes in operating assets and liabilities:
   Accounts receivable ............................................       (37,481)     (2,588,144)
   Due from affiliate companies ...................................      (779,285)       (874,458)
   Prepaid expenses and other .....................................       (74,687)       (271,863)
   Accounts payable ...............................................       (24,058)        513,372
   Other accrued liabilities ......................................       351,826         552,636
   Income taxes payable ...........................................        41,000         247,000
                                                                    --------------  -------------
    Net cash provided (used) by operating activities  .............     1,295,684      (1,264,836)
                                                                    --------------  -------------
Cash flows used in investing activities:
 Purchases of property and equipment ..............................      (364,086)       (964,569)
 Proceeds from sales of property and equipment ....................        12,035              --
                                                                    --------------  -------------
    Net cash used by investing activities .........................      (352,051)       (964,569)
                                                                    --------------  -------------
Cash flows from financing activities:
 Borrowings on notes payable and capital lease obligations  .......        46,330          21,856
 Contributions of capital by HMW ..................................            --       2,427,924
 Principal payments on notes payable and capital lease obligations       (261,952)        (19,284)
                                                                    --------------  -------------
    Net cash (used) provided by financing activities  .............      (215,622)      2,430,496
                                                                    --------------  -------------
Net increase in cash ..............................................       728,011         201,091
Cash at beginning of the period ...................................       201,091              --
                                                                    --------------  -------------
Cash at end of the period .........................................   $   929,102     $   201,091
                                                                    ==============  =============
Supplemental disclosures of cash flow information:
 Cash paid during the period for interest .........................   $     7,197     $   106,970
                                                                    ==============  =============
 Cash paid during the period for income taxes .....................   $        --     $        --
                                                                    ==============  =============
Supplemental disclosures of non-cash financing activities:
 Net assets of radio stations contributed by HMW:
  Fair value of property and equipment ............................   $        --     $ 9,164,692
  Fair value of intangible assets .................................            --      23,727,420
  Notes payable and non-compete obligations .......................            --      (3,892,905)
  Capital lease obligations .......................................            --         (43,624)
                                                                    --------------  -------------
    Contribution of capital by HMW ................................   $        --     $28,955,583
                                                                    ==============  =============
 Principal reductions on notes payable and non-compete agreements
  through contributions of capital by HMW .........................   $ 1,715,000     $   594,160
                                                                    ==============  =============

The accompanying notes are an integral part of the combined financial statements.

                HMW COMMUNICATIONS, INC.--SELECTED OPERATIONS
   (COMBINATION OF SIX HMW COMMUNICATIONS, INC. RADIO STATIONS TO BE SOLD)
                    NOTES TO COMBINED FINANCIAL STATEMENTS

1. ORGANIZATION AND BASIS OF PRESENTATION

   The accompanying combined financial statements include the accounts of six radio stations (the "Stations") operated by four corporations (the "Companies") and their wholly-owned license subsidiaries as follows:

   o WRDU Operating Company, Inc. ("WRDU") and its wholly-owned subsidiary WRDU License Subsidiary, Inc. operate WRDU-FM in Raleigh, North Carolina.

   o WTRG Operating Company, Inc. ("WTRG") and its wholly-owned subsidiary WTRG License Subsidiary, Inc. operate WTRG-FM in Raleigh, North Carolina.

   o WMFR/WMAG Operating Company, Inc. ("WMAG") and its wholly-owned subsidiary WMFR/ WMAG License Subsidiary, Inc. operate WMAG-FM and WMFR-AM in Greensboro, North Carolina.

   o WWWB/WGLD Operating Company, Inc. ("WHSL") and its wholly-owned subsidiary WWWB/ WGLD License Subsidiary, Inc. operate WHSL-FM and WWWB-AM in Greensboro, North Carolina.

   The Companies were incorporated on January 6, 1994. WMAG is a wholly-owned subsidiary of HMW Holdings No. 1, Inc. ("Holdings 1"). WRDU, WTRG and WHSL are wholly-owned subsidiaries of HMW Holdings No. 2, Inc. ("Holdings 2"). Holdings 1 and Holdings 2 are wholly-owned subsidiaries of HMW Communications, Inc. ("HMW"). Holdings 1 acquired the tangible assets and FCC licenses of WMAG-FM and WMFR-AM on February 2, 1994 in a transaction accounted for as a purchase. Holdings 2 acquired the tangible assets and FCC licenses of WRDU-FM on February 2, 1994 and of WTRG-FM on April 1, 1994 in separate transactions accounted for as purchases. The assets and FCC licenses acquired in these transactions (the "Acquisitions") were "pushed-down" and contributed as capital to each of the operating companies. Holdings 2 obtained the FCC licenses for WHSL-FM and WWWB-AM and began operations of each station in July 1994.

   On January 18, 1996, HMW entered into an asset purchase agreement (the "Agreement") to sell substantially all the assets of WRDU-FM, WTRG-FM, WMAG-FM, WMFR-AM, and WWWB-AM to Multi-Market Radio Acquisition Corp. ("Multi-Market" and the "Multi-Market Transaction") and an option agreement to sell the assets of WHSL-FM to SFX Broadcasting, Inc. ("SFX" and the "SFX Transaction"). Multi-Market is currently operating WMAG-FM, WMFR-FM and WWWB-AM, and SFX is operating WHSL-FM, under joint sales agreements. The closing of the Multi-Market Transaction, which is subject to various conditions and approvals as defined in the Agreement, is expected to take place in the second quarter of 1996 or shortly thereafter. SFX's option to purchase the assets of WHSL-FM expires on June 30, 1996.

   These financial statements include the historical basis of assets, liabilities and operations of the Stations, which, for each of the Acquisitions, was based on fair market value on the dates of acquisition. All significant intercompany accounts and transactions have been eliminated in combination of the individual stations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTING ESTIMATES

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

                HMW COMMUNICATIONS, INC.--SELECTED OPERATIONS
   (COMBINATION OF SIX HMW COMMUNICATIONS, INC. RADIO STATIONS TO BE SOLD)
                    NOTES TO COMBINED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)
    On February 8, 1996, the President signed into law the Telecommunications Act of 1996. Among other things, this legislation requires the Federal Communications Commission (the "FCC") to relax its numerical restrictions on local ownership and affords renewal applicants significant new protections from competing applications for their broadcast licenses. The ultimate effect of this legislation on the competitive environment is currently undeterminable.

REVENUE RECOGNITION

   Broadcasting operations derive revenue primarily from the sale of program time and commercial announcements to local, regional and national advertisers. Revenue is recognized when the program and commercial announcements are broadcast.

PROPERTY AND EQUIPMENT

   Property and equipment are stated at cost. Depreciation is determined using the straight-line method based upon the estimated useful lives of the various classes of assets ranging from five to twenty years. Leasehold improvements are amortized over the shorter of their useful lives or the terms of the related leases.

INTANGIBLE ASSETS

   Intangible assets are stated at cost, which is based on fair market value on the date of acquisition, and are being amortized on a straight-line basis as follows:

                                               YEARS
                                             -------
Goodwill and regulatory licenses and
 permits ...................................    40
Organization costs .........................     5
Non-compete agreements .....................     5

   Accumulated amortization was $1,817,331 and $808,062 at December 31, 1995 and 1994, respectively.

   The Stations evaluate intangible assets for potential impairment by analyzing the operating results, trends and prospects of the Stations, as well as by comparing them to their competitors. The Stations also take into consideration recent acquisition patterns within the broadcast industry, the impact of recently enacted or potential FCC rules and regulations and any other events or circumstances which might indicate potential impairment.

CONCENTRATION OF CREDIT RISK

   Revenue and accounts receivable primarily relate to advertising of products and services within the Stations' broadcast areas in North Carolina. Credit losses have been within management's expectations.

TRADE TRANSACTIONS

   Trade transactions represent advertising time exchanged for promotional items, advertising, supplies, equipment and services. The fair value of trade agreement transactions is included in revenue and is expensed or capitalized, as appropriate.

INCOME TAXES

   The Stations are expected to be included in the consolidated federal income tax returns of HMW. For the purposes of these combined financial statements, the income taxes have been calculated on a separate company basis.

                HMW COMMUNICATIONS, INC.--SELECTED OPERATIONS
   (COMBINATION OF SIX HMW COMMUNICATIONS, INC. RADIO STATIONS TO BE SOLD)
                    NOTES TO COMBINED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)
 FAIR VALUE OF FINANCIAL INSTRUMENTS

   Statement of Financial Accounting No. 107, "Disclosure About Fair Value of Financial Instruments" requires the Companies to disclose estimated fair values of its financial instruments. The Companies' financial instruments consist of cash and cash equivalents, long-term debt and non-compete agreements, whose carrying value approximates fair value. The Companies' remaining assets and liabilities are not considered financial instruments.

   Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable earnings. Valuation allowances are established when necessary to reduce deferred tax assets to the amount more likely than not to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

3. PROPERTY AND EQUIPMENT

   Property and equipment at December 31, 1995 and 1994 consist of the following:

                                                       1995           1994
                                                  -------------  -------------
  Buildings and leasehold improvements  .........   $   349,362    $    313,618
  Towers and ground systems .....................     3,217,457      3,179,376
  Studio, technical and transmitting equipment  .     6,159,411      5,925,671
  Furniture and fixtures ........................       710,316        667,723
  Vehicles ......................................        42,872         42,873
                                                  -------------  -------------
                                                     10,479,418     10,129,261
  Less accumulated depreciation and amortization     (2,392,828)    (1,055,841)
                                                  -------------  -------------
                                                    $ 8,086,590    $  9,073,420
                                                  =============  =============

4. NOTES PAYABLE

   Notes payable at December 31, 1994 and 1995 consist of the following:

                                                                1995        1994
                                                             ---------  -----------
 Notes payable to First Union National Bank in aggregate
   monthly installments of $675, including interest at
   8.75%, through September 5, 1997 ........................  $ 13,457   $   20,277
  Note payable to former WMAG owner due in 1996. This
   note is collateralized by substantially all the assets
   of WMAG .................................................   625,000    2,220,567
  Notes payable to HMW due in 1996, interest at 9%  ........   217,257      217,257
                                                             ---------  -----------
                                                               855,714    2,458,101
  Less current maturities ..................................   849,695    1,819,643
                                                             ---------  -----------
                                                              $  6,019   $  638,458
                                                             =========  ===========

5. NON-COMPETE AGREEMENTS

   The Stations entered into two non-compete agreements with the former owners of WTRG. The agreements stipulate that the former owners will not compete against the Stations for a minimum of three years. The amounts under these agreements are payable at $387,500 in 1996 and $162,500 in 1997.

                HMW COMMUNICATIONS, INC.--SELECTED OPERATIONS
   (COMBINATION OF SIX HMW COMMUNICATIONS, INC. RADIO STATIONS TO BE SOLD)
                    NOTES TO COMBINED FINANCIAL STATEMENTS

 6. LEASES

   The Stations lease their facilities and certain equipment under various operating leases. The Stations also lease certain equipment under noncancelable long-term lease agreements, recorded as capital leases, with interest rates up to 21%. The costs of equipment recorded under capital leases are approximately $40,000 at December 31, 1995 and 1994. Related accumulated amortization is approximately $17,000 and $7,000 at December 31, 1995 and 1994, respectively. Rental expense under operating leases for the year ended December 31, 1995 was approximately $396,000.

   At December 31, 1995, future minimum lease payments due under operating and capital leases with initial or remaining noncancelable lease terms in excess of one year are as follows:

 YEAR ENDING DECEMBER 31,                      OPERATING LEASES  CAPITAL LEASES
- --------------------------------------------  ----------------  --------------
1996 ........................................     $  560,460        $  9,820
1997 ........................................        534,326           2,073
1998 ........................................        530,339              --
1999 ........................................        510,236              --
2000 ........................................        511,222              --
Thereafter ..................................      1,810,064              --
                                              ----------------  --------------
Total minimum lease payments ................    $ 4,456,647          11,893
                                              ================
Less amount representing interest ...........                          3,288
                                                                --------------
Present value of net minimum lease payments                         $  8,605
                                                                ==============

7. INCOME TAXES

   Income tax expense for the periods ended December 31, 1995 and 1994 consists of the following:

                 1995         1994
             -----------  -----------
Current:
 Federal  ..   $  41,000    $ 207,000
 State .....          --       40,000
             -----------  -----------
                  41,000      247,000
             -----------  -----------
Deferred:
 Federal  ..     422,000      127,000
 State .....      99,000       42,000
             -----------  -----------
                 521,000      169,000
             -----------  -----------
               $ 562,000    $ 416,000
             ===========  ===========

   A reconciliation of expected income tax at the statutory federal rate with the actual income tax expense for the periods ended December 31, 1995 and 1994 is as follows:

                                                              1995          1994
                                                         ------------  ------------
Expected income tax benefit at the statutory rate (34%)    $(194,532)    $(198,000)
State tax provision (benefit) ..........................     (26,700)       16,000
Valuation allowance ....................................     812,000       598,000
Other ..................................................     (28,768)           --
                                                         ------------  ------------
Net income tax provision ...............................   $ 562,000     $ 416,000
                                                         ============  ============

                HMW COMMUNICATIONS, INC.--SELECTED OPERATIONS
   (COMBINATION OF SIX HMW COMMUNICATIONS, INC. RADIO STATIONS TO BE SOLD)
                    NOTES TO COMBINED FINANCIAL STATEMENTS

7. INCOME TAXES  (Continued)
    The components of the deferred tax assets and deferred tax liabilities at December 31, 1995 and 1994 are as follows:

                                               1995          1994
                                          -------------  -----------
Deferred tax assets:
 Bad debts ..............................   $     7,000    $  39,000
 Covenant not to compete ................            --       95,000
 Charitable .............................         2,000           --
 Net operating loss carryforward  .......     1,703,000      632,000
 Valuation allowance ....................    (1,410,000)    (598,000)
                                          -------------  -----------
                                                302,000      168,000
                                          -------------  -----------
Deferred tax liabilities:
 Fixed assets ...........................      (521,000)     (26,000)
 FCC license and covenant not to compete       (471,000)    (311,000)
                                          -------------  -----------
                                               (992,000)    (337,000)
                                          -------------  -----------

Net deferred tax liability ..............   $  (690,000)   $(169,000)
                                          =============  ===========

   Certain of the Stations have approximately $4,354,000 at December 31, 1995 in net operating loss carryforwards for both federal and state purposes. The losses expire beginning in 2009 for federal purposes and beginning in 1999 for state purposes.

8.  RELATED PARTY TRANSACTIONS

   For working capital purposes, the Stations periodically make payments to and receive payments from other entities that are related to the Stations through common ownership. The Stations had net receivables from these transactions of $1,653,743 and $874,458 at December 31, 1995 and 1994, respectively.

9. COMMITMENTS AND CONTINGENCIES:

   Substantially all of the Stations' assets are pledged as collateral against obligations of Holdings 2 totaling approximately $16,000,000 at December 31, 1995 to a creditor bank under an agreement dated February 28, 1994. Holdings 2 is currently in default as defined under the terms of the agreement. Although the creditor bank has not exercised certain rights as a result of the default, it may, among other things, demand immediate payment of the outstanding principal balance through sale or liquidation of the Stations or their assets. Certain of the Stations are guarantors of the obligation.

                         INDEPENDENT AUDITORS' REPORT

To the Partners of ABS Greenville Partners, L.P.

   We have audited the accompanying balance sheet of ABS Greenville Partners, L.P. as of December 31, 1995 and the related statements of operations and partners' deficit and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ABS Greenville Partners, L.P. as of December 31, 1995, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                   CHEELY BURCHAM EDDINS ROKENBROD & CARROLL

Richmond, Virginia
February 1, 1996

                         ABS GREENVILLE PARTNERS, L.P.
                                BALANCE SHEET
                              DECEMBER 31, 1995

                                 ASSETS
CURRENT ASSETS
 Cash .................................................................   $     4,778
 Accounts receivable, net of allowance for doubtful accounts of $7,291        842,112
                                                                        -------------
    TOTAL CURRENT ASSETS ..............................................       846,890
Property and equipment, net ...........................................       370,917
Intangible assets, net ................................................     1,709,185
                                                                        -------------
    TOTAL ASSETS ......................................................   $ 2,926,992
                                                                        =============
                   LIABILITIES AND PARTNERS' DEFICIT
CURRENT LIABILITIES
 Accounts payable .....................................................   $   188,328
 Accrued expenses .....................................................       132,016
 Current portion, long-term debt ......................................       478,080
                                                                        -------------
    TOTAL CURRENT LIABILITIES .........................................       798,424
Long-term debt, less current portion ..................................     9,340,469
Accrued interest ......................................................     1,950,000
Due to related entities ...............................................       500,000
                                                                        -------------
    TOTAL LIABILITIES .................................................    12,588,893
Partners' deficit .....................................................    (9,661,901)
                                                                        -------------
    TOTAL LIABILITIES AND PARTNERS' DEFICIT ...........................   $ 2,926,992
                                                                        =============

                      See notes to financial statements.

                         ABS GREENVILLE PARTNERS, L.P.
                STATEMENT OF OPERATIONS AND PARTNERS' DEFICIT
                     FOR THE YEAR ENDED DECEMBER 31, 1995

 Sales ......................................  $ 4,674,227
 Less commissions ..........................       600,161
                                             -------------
    NET SALES ..............................     4,074,066
Broadcast expenses:
 Sales and promotion .......................     1,394,407
 Programming and production ................       828,083
 General and administrative ................       757,988
 Engineering ...............................        87,192
                                             -------------
                                                 3,067,670
                                             -------------
    BROADCAST PROFIT .......................     1,006,396
Interest ...................................       792,149
Corporate expenses .........................       194,820
Depreciation and amortization ..............       513,752
Barter, net ................................       170,631
Loss on disposal of assets .................         2,099
                                             -------------
                                                 1,673,451
                                             -------------
    NET LOSS ...............................      (667,055)
Partners' deficit, beginning of year  ......    (6,381,598)
Liabilities transferred from related entity     (2,613,248)
                                             -------------
    PARTNERS' DEFICIT, END OF YEAR  ........   $(9,661,901)
                                             =============

                      See notes to financial statements.

                         ABS GREENVILLE PARTNERS, L.P.
                           STATEMENT OF CASH FLOWS
                     FOR THE YEAR ENDED DECEMBER 31, 1995

 OPERATING ACTIVITIES
 Net loss ......................................................................   $(667,055)
 Adjustments to reconcile net loss to net cash provided by operating activities:
  Depreciation and amortization ................................................     513,752
  Barter, net ..................................................................     170,631
  Loss on disposal of assets ...................................................       2,099
  Increase in:
   Accounts receivable .........................................................    (145,897)
   Accounts payable ............................................................       2,391
   Accrued expenses ............................................................      56,836
   Accrued interest ............................................................     125,310
                                                                                 ------------
      NET CASH PROVIDED BY OPERATING ACTIVITIES ................................      58,067
                                                                                 ------------
INVESTING ACTIVITIES
 Purchases of property and equipment ...........................................     (76,466)
 Proceeds from sale of assets ..................................................         800
                                                                                 ------------
      NET CASH USED IN INVESTING ACTIVITIES ....................................     (75,666)
                                                                                 ------------
FINANCING ACTIVITIES
 Payments of long-term debt ....................................................      (4,480)
 Proceeds from long-term debt ..................................................      23,029
                                                                                 ------------
      NET CASH PROVIDED BY FINANCING ACTIVITIES ................................      18,549
                                                                                 ------------
Net increase in cash ...........................................................         950
Cash, beginning of year ........................................................       3,828
                                                                                 ------------
      CASH, END OF YEAR ........................................................   $   4,778
                                                                                 ============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
 Interest paid during the year .................................................   $ 666,967
                                                                                 ============

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:

   The partnership assumed $1,900,000 of long-term debt and $713,248 of accrued interest from a related entity during 1995.

                      See notes to financial statements.

                        ABS GREENVILLE PARTNERS, L.P.
                        NOTES TO FINANCIAL STATEMENTS
                              DECEMBER 31, 1995

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   USE OF ESTIMATES: The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   ORGANIZATION: ABS Greenville Partners, L.P. (the Partnership) was formed on August 29, 1989 to purchase, sell, operate, and otherwise own radio broadcast facilities in the United States. The Partnership currently owns and operates WROQ (FM) in Greenville, South Carolina. The Partnership consists of two general partners, ABS Communications, Inc. (ABS) (1/2% ownership) and EBF, Inc. (EBF) (1% ownership), and two limited partners (98.5% ownership). Profits and losses are allocated in accordance with ownership interests.

   ABS is the managing general partner for ABS Greenville Partners, L.P. and three other partnerships with common ownership. The four partnerships are referred to collectively as the ABS Partnerships.

   The station's license to broadcast is granted by the Federal
Communications Commission (FCC) and is subject to renewal every seven years. As of the date of this financial statement the FCC is in the process of reviewing the station's renewal application. Management is aware of no reason the FCC would deny the stations application.

   PROPERTY AND EQUIPMENT: Property and equipment are recorded at assigned or actual cost and depreciated using accelerated methods over their estimated useful lives ranging from 5 to 40 years. Maintenance and repairs are charged to expense as incurred.

   INTANGIBLE ASSETS: Intangible assets are recorded at actual or assigned cost and are being amortized on a straight-line basis. The cost of the intangible assets is being amortized over periods of 5 to 40 years.

   REVENUE RECOGNITION: Sales are recorded when advertisements are aired in accordance with the terms of sales agreements. Broadcast revenues are reported net of agency and national commissions.

   TRADE ACTIVITY: Trade (barter) sales, in which available advertising time is given in exchange for goods or services, are recognized when the bartered advertisement is broadcast. The transactions are valued at the estimated market value of the advertisement exchanged, which approximates the fair market value of the goods or services received. Trade expense is recognized when the goods or services are received or used. A receivable is recognized when the advertisement has been broadcast, but the stations have not yet used the goods or services being traded. Conversely, a payable is recognized when the stations have used the goods or services being traded, but have not yet broadcast the advertisements. These receivables and payables are included net in the financial statements as $149,792 of trade payables.

   INCOME TAXES: No provision has been made for federal, state and local income taxes in the financial statements because the applicable portion of taxable income or loss is includable in the tax returns of the partners.

   BAD DEBTS: Management has established an allowance for doubtful accounts based upon current year revenues and historical losses.

   ADVERTISING: The Partnership expenses all advertising costs when incurred. Advertising expense was $234,854 for the year.

                        ABS GREENVILLE PARTNERS, L.P.
                 NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

 NOTE B--PROPERTY AND EQUIPMENT

   Property and equipment consisted of the following:

Land and improvements .........  $   57,254
Building ......................     101,160
Tower and tower equipment  ....     690,318
Furniture and fixtures ........     158,984
Leasehold improvements ........      72,307
Broadcast and other equipment       720,958
                                -----------
                                  1,800,981
 Less accumulated depreciation    1,430,064
                                -----------
                                 $  370,917
                                ===========

   Depreciation expense was $104,551 for the year.


NOTE C--INTANGIBLE ASSETS

   Intangible assets consisted of the following:

FCC license ...................   $4,067,883
Going concern .................       96,508
Prepaid consulting ............       30,000
Tower space lease income  .....      131,224
Assembled staff ...............       92,800
Other intangibles .............       92,600
                                ------------
                                   4,511,015
 Less accumulated amortization     2,801,830
                                ------------
                                  $1,709,185
                                ============

   Amortization expense was $409,201 for the year.


NOTE D--LINE OF CREDIT

   The ABS Partnerships have a line of credit with a bank which expires December 31, 1998 and is guaranteed by a related party. The line allows borrowings up to $1,000,000 and bears interest at the Prime rate, Eurodollar rate or a combination of the two rates. There was no balance outstanding under the line of credit at December 31, 1995.

NOTE E--LONG-TERM DEBT

   The ABS Partnerships have entered into a credit agreement with Chemical Bank providing $25,000,000 of term debt. ABS Greenville Partners, L.P. was allocated $9,800,000 of this term debt. The note bears interest at the rate specified in the Credit Agreement. This rate was 6.44% at December 31, 1995. Interest is payable monthly. The loan is guaranteed by a related party.

   During 1995, ABS Greenville Partners, L.P. borrowed $23,029 from a bank to purchase a vehicle. The note is payable in monthly installments of $640 plus interest at prime plus one half percent (9.25% at December 31, 1995) for 36 months.

                        ABS GREENVILLE PARTNERS, L.P.
                 NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

NOTE E--LONG-TERM DEBT  (Continued)
    Future maturities of long-term debt are as follows:

1996 ..........................  $  478,080
1997 ..........................     693,680
1998 ..........................   8,646,789


NOTE F--RELATED-PARTY TRANSACTIONS

   The ABS Partnerships are managed by ABS Communications, Inc. (ABS), the managing general partner. For the year ended December 31, 1995, the management fee charged to ABS Greenville Partners, L.P. was $46,875. ABS also incurs certain direct and indirect expenses on behalf of the ABS
Partnerships. Direct and allocated indirect expenses charged to ABS Greenville Partners, L.P. amounted to $147,945 in 1995. Such expenses are recorded by ABS Greenville Partners, L.P. as corporate expenses in the accompanying statement of operations and partners' deficit.

   ABS Greenville Partners, L.P. has entered into an operating agreement with ABS to lease a remote vehicle for a period of five years from January 1, 1992 for $1,750 per month. The future minimum lease payments required under this lease are included in the schedule of future minimum lease payments in Note G.

   Unpaid accrued interest of $1,950,000 on related party notes at December 31, 1995, is due upon demand. Payment is not expected by management to be demanded within one year from the date of these financial statements. The unpaid balance accrues interest at a rate determined by the General Partners. This rate was 6.83% as of December 31, 1995.

   ABS Greenville Partners, L.P. has been advanced $500,000 from the other ABS Partnerships to fund current operations.

NOTE G--LEASE COMMITMENTS

   The Partnership has entered into various noncancellable operating leases for office space, transmitter tower space, vehicles, remote vehicles, and office equipment. These financing arrangements expire at various dates through February 2000 and certain leases contain renewal and/or purchase options.

   Lease expense was approximately $112,250 for the year.

   Future minimum lease payments for the Partnership under non-cancelable operating leases that have an initial or remaining lease term in excess of one year are as follows:

1996 ..........................   $142,300
1997 ..........................    120,900
1998 ..........................    116,700
1999 ..........................    116,900
2000 ..........................     28,700


NOTE H--EMPLOYEE BENEFIT PLAN

   Effective January 1, 1991, ABS, the managing general partner, established a 401(k) savings plan for the ABS Partnerships. This plan is open to all of the ABS Partnerships' salaried employees who are 21 years of age or older and have completed one year of service. Participants may defer up to 10% of their

                        ABS GREENVILLE PARTNERS, L.P.
                 NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

NOTE H--EMPLOYEE BENEFIT PLAN (Continued) salary into the plan and the ABS Partnerships will match 15% of each employee's contribution to the plan up to 3% of that employee's salary. ABS Greenville Partners, L.P. made a matching contribution to the plan of $4,784 in 1995.

NOTE I--LIQUIDITY

   The Partnership has incurred net losses since inception. The Partnership has prepared cash flow projections for 1996 which indicate that the Partnership would need additional funding in 1996 to meet operating and debt service requirements, if principal repayment schedules cannot be renegotiated. The partners are, however, willing to provide funding to enable the Partnership to meet operating and debt service requirements during 1996, as needed.

NOTE J--SUBSEQUENT EVENT

   In January 1996, the Partnership entered into an asset purchase agreement to sell its radio station (WROQ-FM) located in Greenville, South Carolina. A time brokerage agreement, related to the sale, was entered into effective February 1, 1996. It is anticipated the asset purchase agreement will be finalized by June 1996.

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Multi-Market Radio, Inc.

   We have audited the accompanying consolidated balance sheets of Multi-Market Radio, Inc. (the "Company") as of December 31, 1995 and 1994 and the related consolidated statements of operations, cash flows and stockholders' equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Multi-Market Radio, Inc. at December 31, 1995 and 1994 and the consolidated results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                                 ERNST & YOUNG LLP

New York, New York
February 14, 1996,

                           MULTI-MARKET RADIO, INC.
                         CONSOLIDATED BALANCE SHEETS

                                                                             DECEMBER 31,
                                                                         1994           1995
                                                                    -------------  -------------
                               ASSETS
Cash & cash equivalents ...........................................   $   712,502    $ 1,258,212
Accounts receivable, net of allowance of $88,957 in 1994 and
 $304,162 in 1995 .................................................     1,460,791      4,232,995
Receivable from affiliate (Note 4) ................................       504,730              0
Other current assets ..............................................       331,889        429,060
                                                                    -------------  -------------
                                                                        3,009,912      5,920,267
Property, plant and equipment, at cost:
 Land .............................................................       375,760        723,070
 Building and improvements ........................................       112,358        762,822
 Technical and equipment ..........................................     1,239,571      3,077,350
 Furniture and equipment ..........................................       226,525        524,718
 Vehicles .........................................................        73,653        123,066
                                                                    -------------  -------------
                                                                        2,027,867      5,211,026
 Less-accumulated depreciation ....................................      (163,876)      (450,174)
                                                                    -------------  -------------
                                                                        1,863,991      4,760,852
Other assets:
 Deferred costs--pending acquisitions and financings  .............       307,177              0
 Intangible assets, net (Note 3) ..................................    18,094,295     55,745,735
 Other assets .....................................................        52,900         37,884
                                                                    -------------  -------------
Total Assets ......................................................   $23,328,275    $66,464,738
                                                                    =============  =============
                 LIABILITIES & STOCKHOLDERS' EQUITY
Liabilities to affiliate (Notes 7) ................................   $   130,000    $   175,070
Accounts payable and accrued expenses .............................       784,829      1,678,754
Accrued interest ..................................................       182,290        910,596
Current portion of long-term debt (Note 5) ........................       538,982      1,804,000
                                                                    -------------  -------------
Total current liabilities .........................................     1,636,101      4,568,420
                                                                    -------------  -------------
Deferred taxes (Note 8) ...........................................       105,000      7,303,483
Long term debt (Note 5) ...........................................     6,070,117     39,677,937
Other .............................................................             0        100,045
                                                                    -------------  -------------
Total liabilities .................................................     7,811,218     51,649,885
Stockholders' Equity (Note 6):
 Preferred Stock, par value $.01; 1,200,000 shares authorized;
  201,250 shares issued and outstanding ...........................         2,000          2,012
 Class A Common Stock, par value $.01; 15,000,000 shares
  authorized; 2,990,000 shares issued and outstanding  ............        29,900         29,900
 Class B Common Stock, par value $.01; 1,200,000 shares
  authorized; 140,000 shares issued and outstanding ...............         1,400          1,400
 Class C Common Stock, par value $.01; 700,000 shares authorized;
  360,000 shares issued and outstanding ...........................         3,600          3,600
 Warrants and options .............................................           260        551,739
 Paid-in-capital ..................................................    17,100,274     17,506,509
 Accumulated Deficit ..............................................    (1,620,377)    (3,280,307)
                                                                    -------------  -------------
Total Stockholders' Equity ........................................    15,517,057     14,814,853
                                                                    -------------  -------------
Total Liabilities and Stockholders' Equity ........................   $23,328,275    $66,464,738
                                                                    =============  =============

See notes to consolidated financial statements.

                           MULTI-MARKET RADIO, INC.
                    CONSOLIDATED STATEMENTS OF OPERATIONS

                                                            YEAR ENDED      YEAR ENDED
                                                           DECEMBER 31,    DECEMBER 31,
                                                               1994            1995
                                                         --------------  ---------------
Gross revenues .........................................    $7,750,514      $20,324,494
Agency commissions .....................................      (633,476)      (2,036,749)
                                                         --------------  ---------------
Net revenues ...........................................     7,117,038       18,287,745
Station operating expenses .............................     4,806,722       11,026,222
Depreciation and amortization expense ..................     1,146,640        1,750,310
Non-cash compensation ..................................       364,933          281,247
Corporate expenses .....................................       774,856        1,665,227
                                                         --------------  ---------------
Total operating expenses ...............................     7,093,151       14,723,006
                                                         --------------  ---------------
OPERATING INCOME .......................................        23,887        3,564,739
Interest expense, net ..................................      (765,829)      (4,965,527)
Other income (loss) ....................................        (8,840)          10,429
                                                         --------------  ---------------
Loss before income taxes and extraordinary item  .......      (750,782)      (1,390,359)
Provision for (benefit from) income taxes ..............        15,000          (59,000)
                                                         --------------  ---------------
Loss before extraordinary item .........................      (765,782)      (1,331,359)
Extraordinary item-loss on early extinguishment of debt              0         (328,571)
                                                         --------------  ---------------
NET LOSS ...............................................    $  (765,782)    $ (1,659,930)
                                                         ==============  ===============
PER COMMON SHARE .......................................
Loss before extraordinary item .........................        $(.25)           $(.38)
Extraordinary item .....................................        $(.00)           $(.10)
                                                         --------------  ---------------
Net loss ...............................................        $(.25)           $(.48)
                                                         ==============  ===============
Weighted average common shares outstanding .............     3,036,301        3,490,000


See notes to consolidated financial statements.

                           MULTI-MARKET RADIO, INC.
                    CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                        YEAR ENDED      YEAR ENDED
                                                                       DECEMBER 31,    DECEMBER 31,
                                                                           1994            1995
                                                                     --------------  --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss ...........................................................   $  (765,782)    $ (1,659,930)
Adjustments to reconcile net loss to net cash
 provided by operating activities:
 Depreciation and amortization .....................................     1,146,640        1,750,310
 Non-cash compensation .............................................       364,933          281,247
 Extraordinary item-debt extinguishment ............................             0          328,571
 Deferred taxes ....................................................             0         (202,000)
 Non-cash interest expense .........................................        50,000          362,569
CHANGES IN ASSETS AND LIABILITIES, NET OF AMOUNTS ACQUIRED:
 Accounts receivable ...............................................      (587,796)        (696,296)
 Other current assets ..............................................      (221,719)             165
 Other assets ......................................................       (47,698)         (13,122)
 Liabilities to affiliate ..........................................        90,000           45,070
 Accrued interest ..................................................        26,290          728,306
 Other .............................................................             0            7,380
 Accounts payable and accrued expenses .............................       533,427         (108,465)
                                                                     --------------  --------------
     Total adjustments .............................................     1,354,077        2,483,735
                                                                     --------------  --------------
Net cash provided by operating activities ..........................       588,295          823,805
                                                                     --------------  --------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Deferred acquisition costs .........................................      (307,177)        (239,814)
Receivable from affiliates .........................................       (20,929)               0
Proceeds from disposition of net assets of radio station  ..........             0           31,831
Acquisition of net assets of radio stations ........................    (6,732,599)     (31,574,156)
Capital expenditures ...............................................      (162,016)        (511,097)
                                                                     --------------  --------------
 Net cash used in investing activities .............................    (7,222,721)     (32,293,236)
                                                                     --------------  --------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of long-term debt .......................................      (593,623)      (7,053,315)
Proceeds from issuance of long-term debt, net of issuance costs  ...             0       38,391,977
Proceeds from sale of common and preferred stock, net of equity
 issuance costs ....................................................     7,306,823          125,000
Proceeds from sale of warrants and options .........................           160          551,479
                                                                     --------------  --------------
 Net cash provided by financing activities .........................     6,713,360       32,015,141
                                                                     --------------  --------------
NET INCREASE IN CASH ...............................................        78,934          545,710
Cash and cash equivalents at beginning of period ...................       633,568          712,502
                                                                     --------------  --------------
Cash and cash equivalents at end of period .........................   $   712,502     $  1,258,212
                                                                     ==============  ==============
NON-CASH INVESTING ACTIVITY:
Satisfaction of promissory note receivable upon acquisition of
 radio station assets ..............................................   $        --     $    504,730
SUPPLEMENTAL INFORMATION:
Cash payments made during the year for interest ....................   $   507,265     $  3,193,345
                                                                     --------------  --------------
Cash payments made during the year for income taxes ................   $    10,000     $     17,623
                                                                     --------------  --------------

See notes to consolidated financial statements.

                           MULTI-MARKET RADIO, INC.
               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1995

                          CLASS A    CLASS B    CLASS C
                          COMMON     COMMON     COMMON     PREFERRED
                           STOCK      STOCK      STOCK       STOCK
                        ---------  ---------  ---------  -----------
Balances at
 January 1, 1994 ......   $11,500    $1,400     $3,600      $2,000
Issuance of 1,840,000
 units consisting of
 one share of Class A
 Common Stock, one
 Redeemable Class A
 Warrant and one
 Redeemable Class B
 Warrant ..............    18,400
Issuance of options to
 the underwriters of
 the second public
 offering .............
Issuance of stock
 options below fair
 market value .........
Non-cash compensation
 (Note 6) .............
Net loss ..............
                        ---------  ---------  ---------  -----------
Balances at December
 31, 1994 .............    29,900     1,400      3,600       2,000
Issuance of Huff
 Warrants .............
Sale of Huff Preferred
 Stock ................                                         12
Non-cash compensation
 (Note 6) .............
Net loss ..............
                        ---------  ---------  ---------  -----------
Balances at December
 31, 1995 .............   $29,900    $1,400     $3,600      $2,012
                        =========  =========  =========  ===========





                    (RESTUBBED TABLE CONTINUED FROM ABOVE)

                                                                          TOTAL
                         WARRANTS &      PAID-IN      ACCUMULATED     STOCKHOLDERS'
                           OPTIONS       CAPITAL        DEFICIT          EQUITY
                        -----------  -------------  --------------  ---------------
Balances at
 January 1, 1994 ......   $    100     $ 9,396,916    $  (854,595)     $ 8,560,921
Issuance of 1,840,000
 units consisting of
 one share of Class A
 Common Stock, one
 Redeemable Class A
 Warrant and one
 Redeemable Class B
 Warrant ..............                  7,288,425                       7,306,825
Issuance of options to
 the underwriters of
 the second public
 offering .............        160                                             160
Issuance of stock
 options below fair
 market value .........                     50,000                          50,000
Non-cash compensation
 (Note 6) .............                    364,933                         364,933
Net loss ..............                                  (765,782)        (765,782)
                        -----------  -------------  --------------  ---------------
Balances at December
 31, 1994 .............        260     $17,100,274     (1,620,377)      15,517,057
Issuance of Huff
 Warrants .............    551,479                                         551,479
Sale of Huff Preferred
 Stock ................                    124,988                         125,000
Non-cash compensation
 (Note 6) .............                    281,247                         281,247
Net loss ..............                                (1,659,930)      (1,659,930)
                        -----------  -------------  --------------  ---------------
Balances at December
 31, 1995 .............   $551,739     $17,506,509    ($ 3,280,307)    $14,814,853
                        ===========  =============  ==============  ===============


See notes to consolidated financial statements.

                           MULTI-MARKET RADIO, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              DECEMBER 31, 1995

1. ORGANIZATION

   Multi-Market Radio, Inc. (the "Company" or "MMR"), a Delaware corporation, was organized on August 28, 1992 to acquire, own, and operate radio stations in medium-sized markets in the Eastern United States. The Company commenced operations in July 1993 when it acquired WHMP-AM(FM) and WPKX-FM, each operating in the Springfield/Northampton, Massachusetts markets, and WYAK-AM(FM), operating in the Myrtle Beach, South Carolina market which were accounted for using the purchase method of accounting. The Company subsequently sold radio station WYAK-AM in January 1995. The aggregate purchase price for the July 1993 radio station acquisitions was $14,321,539 and the sale price of WYAK-AM was $65,000. There was no gain or loss recorded on the sale.

   In March 1994, the Company purchased substantially all of the assets related to WRXR-FM, a station operating in the Augusta, Georgia market and the rights to acquire WKBG-FM, a station under construction in the Augusta, Georgia market (the "Augusta Acquisitions"), for an aggregate purchase price of $6,657,140. WKBG-FM commenced operations in April 1994, and was operated under a local marketing agreement (LMA) until the acquisition was completed on February 3, 1995. This acquisition was recorded by the Company using the purchase method of accounting.

   In March 1995, the Company acquired all of the common stock of Southern Starr Broadcasting Group, Inc. ("SSBG") for $35,000,000 which included repayment of SSBG's existing indebtedness and acquired six stations in four markets, consisting of WPLR-FM, operating in the New Haven, Connecticut market; WKNN-FM, WMJY-FM and WVMI-AM, each operating in the Biloxi, Mississippi market; WGNE-FM, operating in the Daytona Beach, Florida market and KOLL-FM, operating in the Little Rock, Arkansas market. These acquisitions were accounted for using the purchase method of accounting. The Company sold WVMI-AM for $115,000 in December 1995, and has entered into an agreement to sell KOLL-FM to Triathlon Broadcasting Company, an affiliate, for an estimated $4,000,000. No gain or loss was recognized on the sale of WVMI-AM or will be recognized on the sale of KOLL-FM. The Company also sells advertising pursuant to a JSA on behalf of WYBC-FM, operating in the New Haven, Connecticut market.

   The following supplemental pro forma information is presented as if the Company had completed the Augusta Acquisitions and the Southern Starr Acquisitions and the related offerings and borrowings as of January 1, 1994:

                                              1994           1995
                                         -------------  -------------
                                           (UNAUDITED)    (UNAUDITED)
Net revenue ............................   $18,727,556    $20,979,939
Operating income .......................     2,058,555      4,325,233
Income (loss) before extraordinary item        691,257       (709,544)
Net loss ...............................      (282,964)    (1,038,115)
Net loss per share .....................          (.08)          (.30)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Principles of Consolidation

   The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

 Cash & Cash Equivalents

   The Company invests excess daily cash balances in overnight government repurchase agreements. The Company considers such investments to be cash equivalents.

                           MULTI-MARKET RADIO, INC.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)
  Revenue Recognition

   The Company's primary source of revenue is the sale of airtime to advertisers. Revenue is recorded when the advertisements are broadcast.

 Risks and Uncertainties

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   The Company provides advertising air time to national, regional and local advertisers within the geographic areas in which the Company operates. Credit is extended based on an evaluation of the customer's financial conditions, and generally advance payment is not required. Anticipated credit losses are provided for in the consolidated financial statements and consistently have been within management's expectations.

 Property and Equipment

   Property and equipment are stated at cost, less accumulated depreciation. Depreciation is provided on the straight-line method over the estimated useful lives ranging from: five to seven years for vehicles and furniture and equipment, 15 years for technical equipment and 40 years for real property including related improvements.

 Intangible Assets

   Intangible assets include the portion of the acquisition purchase price allocable to FCC licenses and goodwill which are amortized over 40 years, a covenant not to compete associated with the acquisition of WPKX-FM, which was amortized over 2 years, and deferred financing costs which are being amortized over the life of the debt.

   It is the Company's policy to account for goodwill and all other intangible assets at the lower of amortized cost or fair value. As part of an ongoing review of the valuation and amortization of intangible assets, management assesses the carrying value of the Company's intangible assets if facts and circumstances suggest that it may be impaired. If this review indicates that the intangibles will not be recoverable as determined by a non-discounted cash flow analysis of the Company over the remaining amortization period, the carrying value of the Company's intangibles would be reduced to its estimated realizable value. As a result, the Company has determined that goodwill and all other intangible assets are fairly stated at December 31, 1995.

   In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," ("FAS 121") effective for fiscal years beginning after December 15, 1995. The Company expects that the adoption of FAS 121 will not have a material effect on its financial statements.

 Barter Transactions

   Revenue from barter transactions (advertising provided in exchange for goods and services) is recognized as income when advertisements are broadcast; the expense relating to goods and services received is recorded when used. For the years ended December 31, 1994 and 1995, the Company recorded barter revenue of $723,697 and $1,528,408 respectively, and expenses of $755,564 and $1,459,443 respectively.

                           MULTI-MARKET RADIO, INC.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)
  Stock Options

   In accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25") compensation costs for stock is recognized in income based on the excess, if any, of the quoted market price of the stock at the grant date of the award or other measurement date over the amount an employee must pay to acquire that stock.

   In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," ("FAS 123") which establishes financial accounting and reporting standards for stock based employee compensation plans including stock purchase plans, stock options, restricted stock and stock appreciation rights. The Company has elected to continue accounting for stock based compensation under the provisions of APB 25. The disclosure requirements of FAS 123 will be effective for the Company's financial statements beginning in the first quarter of 1996.

 Loss Per Common Share

   Loss per common share is based upon net loss applicable to common shares and upon the weighted average number of common shares outstanding during the period. The conversion of securities convertible into common stock and the exercise of stock options were not assumed in the calculation of net loss per common share because the effect would be antidilutive.

3. INTANGIBLE ASSETS

   Net intangible assets consist of the following at December 31:

                                     1994           1995
                                -------------  -------------
FCC Licenses ..................   $17,993,052    $46,433,407
Goodwill ......................             0      7,112,938
Covenant not to compete  ......     1,000,000      1,000,000
Deferred financing costs  .....       480,836      4,236,682
                                -------------  -------------
                                   19,473,888     58,783,027
Less accumulated amortization      (1,379,593)    (3,037,292)
                                -------------  -------------
Net intangible assets .........   $18,094,295    $55,745,735
                                =============  =============

4. RECEIVABLE FROM AFFILIATE

   In connection with the acquisition of the Myrtle Beach Stations in July 1993, the Company loaned certain funds to Jones Eastern in excess of the stated $3,000,000 purchase price in order for Jones Eastern to settle certain liabilities and obtain the release of certain liens on the Myrtle Beach Stations. The Company had received a promissory note from Jones Inc., the parent of Jones Eastern, in the amount of $504,730. This amount was satisfied, including interest at the rate of 8%, upon the sale, by Jones Inc., of its WRSF-FM, Nags Head, North Carolina station, to the Company on May 12, 1995. The Company acquired the assets of radio station WRSF-FM (Nags Head, North Carolina) from Jones Eastern of the Outer Banks, Inc. for $827,714, a portion of which represents the satisfaction of the aforementioned $504,730 note receivable. On May 31, 1995, the Company entered into an agreement to sell the assets of WRSF-FM to East Carolina Radio, Inc. for $950,000 in cash. This transaction closed in March 1996. Simultaneous with the execution of this sales agreement the Company entered into a local marketing agreement pursuant to which the Buyer began providing programming to the radio station.

                           MULTI-MARKET RADIO, INC.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

 5. DEBT

   At December 31, 1994, the Company's long-term debt consisted of a term loan in the principal amount of $7,400,000 from FINOVA Credit Corporation ("FINOVA") which was entered into concurrently with the closing of the Company's initial public offering. This loan was refinanced in March 1995 pursuant to a Loan Agreement with FINOVA (the "Loan Agreement") for $26,500,000.

   In addition to the Loan Agreement, at December 31, 1995, the Company's debt also included borrowings of $18,431,440 principal amount Subordinated Original Issue Discount Debentures (the "Subordinated Debentures") issued to the Huff Alternative Income Fund, L.P. ("Huff").

   At December 31, 1995, the Company's debt consists of:

                                        FINOVA          HUFF           TOTAL
                                    -------------  -------------  -------------
Net proceeds ......................   $26,500,000    $15,323,680    $41,823,680
Amortization of discount ..........                      375,336        375,336
Principal repayments ..............      (717,079)                     (717,079)
                                    -------------  -------------  -------------
Total .............................    25,782,921     15,699,016     41,481,937
Current portion of long-term debt       1,804,000                     1,804,000
                                    -------------  -------------  -------------
Long-term debt ....................   $23,978,921    $15,699,016    $39,677,937
                                    =============  =============  =============

   The Loan Agreement bears interest at 2 1/2 % above the Citibank base rate over its five-year term. Interest at December 31, 1995 is being paid at 11%. Debt service includes increasing quarterly principal payments and monthly interest payments. The final payment of $15,418,000 is due April 2000. Under the terms of the Loan Agreement, the Company obtained interest rate protection from Chemical Bank in the form of an interest rate cap agreement which ensures that, for a two-year period, $15,000,000 of the loan is protected against the base interest rate being in excess of 11%.

   The Loan Agreement contains limitations on the Company with respect to (i) incurrence of additional indebtedness; (ii) corporate overhead (as defined);
(iii) capital expenditures; (iv) specific minimum operating cash flows (as defined); (v) incurrence of additional liens; (vi) payment of cash dividends;
(vii) acquisitions and mergers; (viii) payments of indebtedness for borrowed money; (ix) investments; and (x) changes in business, as well as other customary events of default.

   Borrowings under the Loan Agreement is senior debt of the Company's subsidiaries and is guaranteed by the Company and is secured by substantially all of the assets and capital stock of the subsidiaries.

   The Huff Subordinated Debentures bear interest at 10% of the principal amount for the first three years, and 16% thereafter. The effective interest rate of the Subordinated Debentures is 17.73%. During the first three years of the term of the Debentures, interest may be paid in kind by the issuance of additional Debentures. However after the first year, failure to pay interest in cash will result in a default which, while not giving rise to a right of acceleration, will give Huff the right, subject to the approval of the FCC, to assert control over the Company's Board of Directors. The Company timely paid its first semi-annual interest obligation due under the Debentures on October 16, 1995. The term of the Debentures is six years with principal due March 27, 2001.

   The Huff Subordinated Debentures contain affirmative and negative covenants including covenants related to a change in control of the Company. The Debentures contain certain restrictions regarding the Company's right to call and provides Huff with the option to put Debentures in amounts equal to various percentages of the proceeds exceeding $1,000,000 realized by the Company from the exercise of the Company's Class A and/or B warrants. The amount which may be put cannot exceed 50% (to be increased to 75% upon certain conditions) of the existing warrant exercise proceeds.

                           MULTI-MARKET RADIO, INC.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

5. DEBT  (Continued)
    The Subordinated Debentures provide for representation of the holder on the Company's Board of Directors and each committee of the Board subject to election by the Company's shareholders. In the event of a default, the holder may have the right, under certain circumstances and subject to FCC approval, to elect a majority of the Company's Board of Directors. Messrs. Ferrel, Morrow and Sillerman have entered into a Shareholders Agreement with Huff pursuant to which their shares will be voted to effectuate these provisions.

   Principal payments on the outstanding long-term debt are due as follows:

Year ending December 31:
1996 ....................  $ 1,804,000
1997 ....................    2,024,000
1998 ....................    2,374,000
1999 ....................    2,798,000
2000 and thereafter  ....   34,611,440
                          ------------
                           $43,611,440
                          ============

   At December 31, 1995, the Company was in compliance with all payment obligations and covenants under the Loan Agreement and Subordinated Debentures except for the corporate overhead and capital expenditure covenants for the year ended December 31, 1995 the Company has received waivers for these violations in 1995.

   The Company plans to repay the Loan Agreement and Subordinated Debentures in full in 1996 (see Note 10). As a result, the Company will incur prepayment premiums of approximately $794,000 and $4,196,000 on the Loan Agreement and Subordinated Debentures, respectively.

   The Company recorded an extraordinary loss of $328,571 related to the write-off of deferred financing costs associated with its original term loan, described above, at the time it entered into the Loan Agreement of $26,500,000 with FINOVA which was used to consummate the Southern Starr acquisition.

6. STOCKHOLDERS' EQUITY

PREFERRED STOCK

   The Company's authorized Preferred Stock consists of 200,000 shares of original Preferred Stock and 1,000,000 shares of other preferred stock. The Company's original preferred stock is convertible into 200,000 shares of Class B Common Stock. However, Mr. Ferrel and Mr. Sillerman have agreed that they will not exercise their right to sell, transfer, or dispose of their original Preferred Stock at any time prior to July 28, 1998 and will forfeit such stock if, in the case of Mr. Ferrel, he is no longer employed by the Company, or in the case of Mr. Sillerman, SCMC is no longer acting as a consultant to the Company.

   The Company recognized a non-cash compensation expense pertaining to the Preferred Stock which totaled $364,933 in 1994 and $281,247 in 1995.

   In September 1995 the Company issued 1,250 shares of Senior Preferred Stock to the Huff Alternative Income Fund, L.P. in connection with the Southern Starr transaction and received proceeds of $125,000.

                           MULTI-MARKET RADIO, INC.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

6. STOCKHOLDERS' EQUITY  (Continued)
 COMMON STOCK

 Voting Rights

   Holders of the Class A and Class B Common Stock vote as a single class, with each share of Class A Common Stock entitled to one vote and each share of Class B Common Stock entitled to 10 votes except (i) for the election of directors, who are elected as set forth below, (ii) with respect to any "going private" transaction, as defined, between the Company and any of Bruce Morrow, Robert F.X. Sillerman, Howard J. Tytel, SCMC or any of their respective affiliates and (iii) as otherwise provided by law.

   In the election of directors, the holders of Class A Common Stock, voting as a separate class, are entitled to elect the two directors who are not affiliated with the Company or entities affiliated with Mr. Sillerman. The holders of Class A Common Stock and Class B Common Stock, voting as a single class with each share of Class A Common Stock entitled to one vote and each share of Class B Common Stock entitled to 10 votes, are entitled to elect the remaining three directors. Holders of Class A Common Stock and Class B Common Stock are not entitled to cumulative voting in the election of directors. Holders of Class C Common Stock do not have voting rights other than those required by applicable law.

 Other Provisions

   Each share of Class B Common Stock and Class C Common Stock convert into one share of Class A Common Stock automatically upon its sale or transfer to a person or entity not employed by or affiliated with the Company.

   Mr. Sillerman is entitled, at his option and for no additional consideration, to convert his 360,000 shares of Class C Common Stock into 360,000 shares of Class B Common Stock as of any date from and including May 15, 1996. Any such conversion would be subject to prior approval by the Federal Communications Commission.

UNDERWRITERS WARRANTS

   The Company issued 100,000 Warrants to the Underwriters of the Company's Initial Public Offering each exercisable for one share of the Company's Class A Common Stock. As a result of antidilution provisions contained in the Underwriters Agreement, the number of warrants outstanding has increased to 125,000 at December 31, 1994. The Underwriters' Warrants are exercisable for a four year period commencing July 22,1994 at an exercise price of $9.10 per share. The Company also issued 160,000 Unit Purchase Options to the Underwriters of the Company's Second Public Offering each convertible into one Unit which consists of one share of Class A Common Stock, one Redeemable Class A Warrant and one Redeemable Class B Warrant. The Underwriters Unit Purchase options are exercisable for a two year period commencing March 23, 1997 at an exercise price of $7.75 per Unit.

HUFF WARRANTS

   In connection with the issuance of the Subordinated Debentures to Huff, the Company also issued warrants for the purchase of 728,000 shares of the Company's Class A Common Stock. The purchase price for these warrants was $551,479.

                           MULTI-MARKET RADIO, INC.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

6. STOCKHOLDERS' EQUITY  (Continued)
  Options

   On December 2, 1993, the Company's Stock Option Committee granted options to acquire 130,000 shares of the Company's Class A Common Stock out of the 1993 Stock Option Plan. The options vest at 20% per year for a five year period (commencing December 2, 1994) with an exercise price based upon the Company's stock price at the date of grant of $7.88 per share and are exercisable for ten years. Messrs. Morrow, Ferrel and Heideman, the Company's Chairman, President and Senior Vice President, respectively, received options to acquire 20,000, 50,000 and 5,000 shares, respectively. Messrs. Sillerman and Tytel, principal executive officers of SCMC, received options to acquire 45,000 and 10,000 shares respectively. In addition, on December 2, 1993 the Company's Board of Directors granted to each of its two independent directors stock appreciation rights ("SARs") in respect of 10,000 shares of the Company's stock with an exercise price of $8.66 per share. The SARs are exercisable for ten (10) years, may be exercised in either cash or shares of Class A Common Stock at the election of the Company, and vest in five (5) equal annual installments beginning December 2, 1994. The SARs become immediately vested if the director is not nominated for re-election or is not re-elected.

   On June 7, 1994, the Company's Stock Option Committee granted options to acquire 65,000 shares of the Company's Class A Common Stock out of the 1994 Stock Option Plan. The options vest at 20% per year for a five year period (commencing June 7, 1995) with an exercise price based upon the Company's stock price at the date of grant of $5.00 per share and are exercisable for ten years. Messrs. Morrow, Ferrel, Sillerman and Tytel received options to acquire 5,000, 15,000, 20,000 and 5,000 shares, respectively; and The Sillerman Companies, Inc., a company affiliated with Mr. Sillerman, was granted options to acquire 20,000 shares. At December 31, 1994 and 1995, there were 30,000 and 32,000 options exercisable, respectively.

   The 100,000 authorized shares of the Company's 1995 Stock Option Plan have not yet been granted.

7. COMMITMENTS AND TRANSACTIONS WITH AFFILIATES

   The Company entered into a Financial Consulting and Marketing Agreement (the "Consulting Agreement") with Sillerman Communications Management Corporation ("SCMC"), an entity which is principally owned by one of the organizers of the Company, pursuant to which SCMC agreed to serve for a period of five years as the Company's financial consultant and marketing specialist. The Company paid to SCMC as compensation for its services $3,000 per month per market in which the Company owns, operates, provides programming for or engages in joint sales or similar arrangements with up to two stations, and $5,000 per month per market in which the Company owns, operates, provides programming for or engages in joint sales or similar arrangements with more than two stations, adjusted annually to reflect any percentage increase in the New York City CPI. Pursuant to an amendment to the Consulting Agreement in May, 1994, SCMC was not entitled to consulting fees for any period in which the Company would fail to satisfy the covenants under its credit agreement, after giving effect to such fees. During the year ended December 31, 1995, the Company recorded an expense of $279,000 under the Consulting Agreement. For the year ended December 31, 1994, no amounts were deemed earned under the amended Consulting Agreement and, as a result, the Company did not record any expense for such fees. The Board of Directors have approved a further amendment to the SCMC Agreement is being further amended to provide for a fixed annual compensation, regardless of stations/markets, of $500,000 per year, effective January 1, 1996.

   Under the Agreement, SCMC has agreed to perform, or assist the Company with, among other things: (i) placement of financing; (ii) design and implementation of the Company's accounting system; (iii) production of financial reports and other data for the Company's lenders and investors and as required under the Securities Act and Exchange Act; (iv) implementation of a cash management system;

                           MULTI-MARKET RADIO, INC.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

7. COMMITMENTS AND TRANSACTIONS WITH AFFILIATES  (Continued)
(v) periodic analyses of the sales and marketing functions of all radio stations owned by the Company; (vi) consulting services to the sales staff of the Company's Stations; (vii) formulation and coordination of sales and marketing promotions by the Company's radio stations; (viii) training and providing of motivational programs to the Company's sales staff; and (ix) preparation and delivery to the Company of quarterly reports and analyses of regional and national advertising activity in small and medium-sized radio markets in New England and the Southeast and economic, employment and industrial trends in such markets. In providing these services, SCMC incurred, and was not compensated for, certain professional fees and services.

   SCMC and the Company have also agreed in the SCMC Agreement to consider increasing SCMC's compensation if (i) the time and effort of SCMC for performing services under the SCMC Agreement exceeds the level that was originally contemplated by the parties when they entered into the Agreement, or (ii) the Company acquires additional broadcast properties. The SCMC Agreement also provides for the payment to SCMC of certain fees in the event of any financing or mergers and acquisitions, whether or not such transactions are originated by SCMC, although such fees are subject to the approval of the Company's independent directors. During the year ended December 31, 1994 SCMC received approximately $258,000 of fees and expense reimbursements related to the Augusta Acquisitions and during the year ended December 31, 1995, SCMC received approximately $1,530,000 of fees and expense reimbursements related to the Southern Starr Acquisition. The Company has also agreed to reimburse SCMC for all reasonable out-of-pocket disbursements incurred by SCMC in connection with the performance of services under the SCMC Agreement and to indemnify SCMC and its affiliates for any losses which may be incurred in connection with the SCMC Agreement.

   The Company has also entered into a Sublease Agreement with SCMC for corporate headquarters space in the amount of $4,000 per month adjusted annually for increases in the CPI. Pursuant to an amendment to the Sublease Agreement in May 1994, SCMC is not entitled to such fees for any period in which the Company would fail to satisfy the covenants under the Credit Agreement, after giving effect to such fees. For the year ended December 31, 1994, no amounts were deemed earned under the amended Sublease Agreement and, as a result, the Company did not record any expense for the facilities fees. During the year ended December 31,1995 the Company recorded an expense of $48,000 under this agreement.

   The Company's Secretary is an employee of SCMC and does not receive compensation directly from the Company.

   In connection with the acquisition of SSBG, the Company entered into an agreement with Mr. Sillerman, whereby he arranged for the issuance of a $1,300,000 Letter of Credit on the Company's behalf. In consideration for the issuance of the Letter of Credit, the Company will issue 26,000 shares of Class A Common Stock or pay $130,000 in cash, at the option of Mr. Sillerman. Additionally, the Company will issue options to Mr. Sillerman to acquire 10,000 shares of Class A Common Stock exercisable within 10 years of the issuance of the options at an exercise price of $2.50 per share. The Company recorded interest expense under this agreement of $90,000 in 1994 and $40,000 in 1995. The fair value of the options issued ($50,000) has been reflected as an increase in paid-in capital.

   Multi-Market Radio of Northampton, Inc. served as a nonexclusive radio consultant to SCMC for a monthly fee of $8,000. The agreement was terminated on April 30, 1994. During the year ended December 31, 1994, the Company recorded revenue under this agreement of $32,000.

   The Company's Board of Directors approved the release of the cash flow guarantee provided by Northampton Holdings, Inc., the seller with respect to radio stations WHMP-AM/FM, based upon: (i) management's satisfaction with the performance of the station; and (ii) the inherent difficulties in

                           MULTI-MARKET RADIO, INC.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

7. COMMITMENTS AND TRANSACTIONS WITH AFFILIATES (Continued) accurately measuring the performance of the stations as they are operated by the Company so as to create a duopoly in the Northampton/Springfield market. As Mr. Sillerman is the owner of NHI, the release of the guarantee was approved as an affiliate transaction.

   The Company has entered into various other agreements for rental property and future service contracts as described below.

 Rental Real Estate, Property and Future Service Contracts

   The Company leases office space and certain rental property under various operating leases. The Company is also liable under certain future service contracts. Future minimum lease payments under these leases and contracts are payable as follows:

 Years ending December 31:
1996 .....................   $203,437
1997 .....................    187,741
1998 .....................    181,451
1999 .....................    181,451
2000 .....................    179,689
                           ----------
                             $933,769
                           ==========

   Rent expense for the years ended December 31, 1994 and 1995 was $70,306 and $254,019 respectively.

 Local Marketing Agreements and Joint Selling Agreements

   In November 1993, the Company began providing programming to WVCO-FM, in Myrtle Beach, South Carolina licensed to Loris, South Carolina pursuant to a letter of intent granting the owner an option (the "Option") to sell WVCO-FM to the Company for $650,000. Pursuant to the local marketing agreement ("LMA"), the Company provides a substantial portion of the programming broadcast on WVCO-FM and sells advertising time during such programming segments for its own account. In consideration for these rights, the Company agreed to pay certain operating expenses of WVCO-FM and to make certain other payments based on the combined revenue growth of WYAK-FM and WVCO-FM. On December 15, 1994, the owner of WVCO-FM exercised the Option to sell the station to the Company. Payments made by the Company under the LMA were credited against the purchase price.

   On December 9, 1995, the Company entered into a Joint Selling Agreement with GMR Broadcasting, pursuant to which the Company sells advertising of station WCHZ-FM, licensed to Harlem, Georgia, in the Augusta, Georgia market.

8. INCOME TAXES

   The Company accounts for income taxes using the liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in the financial statements or tax returns.

   For the periods ended December 31, 1994 and 1995 the Company generated net operating loss carryforwards ("NOL") of approximately $629,000 and $1,379,000 respectively, which expire in 2009 and 2010.

                           MULTI-MARKET RADIO, INC.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

8. INCOME TAXES  (Continued)
    The principal components of the Company's deferred tax assets and liabilities are the following:

                                      1994          1995
                                  -----------  ------------
Deferred Compensation ...........   $ 138,700    $  384,600
Net Operating Loss Carryforwards      264,480       748,600
Allowance for Doubtful Accounts             0       115,600
Accrued Interest ................           0       241,900
                                  -----------  ------------
                                      403,180     1,490,700
Valuation Allowance .............    (290,680)     (532,800)
                                  -----------  ------------
 Net Deferred Tax Asset .........   $ 112,500    $  957,900
                                  -----------  ------------
Intangible Assets ...............   $ 207,500    $8,177,800
Fixed Assets and Other ..........      10,000        83,600
                                  -----------  ------------
 Deferred Tax Liabilities  ......     217,500     8,261,400
                                  -----------  ------------
Net Deferred Tax Liability  .....   $ 105,000    $7,303,500
                                  ===========  ============

   The provision for (benefit from) income taxes consists of the following:

 CURRENT       1994        1995
            ---------  -----------
Federal  ..   $     0    $       0
State .....    15,000      143,000
DEFERRED
Federal  ..         0     (169,783)
State .....         0      (32,217)
            ---------  -----------
Total .....   $15,000    $ (59,000)
            =========  ===========

   The reconciliation of income tax attributable to continuing operations computed at the U.S. federal statutory tax rates to income tax expense is:

                                1994          1995
                           ------------  ------------
Benefit at statutory rate    $(255,266)    $(472,722)
State and local tax  .....      15,000       110,783
Valuation allowance  .....     255,266       290,960
Non-deductible expenses  .           0        11,979
                           ------------  ------------
                             $   15,000    $ (59,000)
                           ============  ============

9. DEFINED CONTRIBUTION PLAN

   In July 1994, the Company established a 401(k) defined contribution plan in which most of the Company's employees are eligible to participate. The Plan presently provides for employer contributions of 25% of the first 4% each participant defers. Employer contributions for the year ended December 31, 1994 and 1995 totaled $4,438 and $27,266, respectively.

10. ACQUISITIONS AND FINANCINGS (UNAUDITED)

   The Company has entered into a plan of merger (the "SFX Acquisition") dated as of April 15, 1996 with SFX Broadcasting, Inc. ("SFX") pursuant to which SFX agreed to merge with and into the Company. Following completion of the SFX Acquisition, the Company will become a wholly-owned subsidiary of SFX.

                           MULTI-MARKET RADIO, INC.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

10. ACQUISITIONS AND FINANCINGS (UNAUDITED)  (Continued)
    Upon consummation of the SFX Acquisition, and subject to certain conditions, the outstanding securities of the Company will be converted into shares of common stock of SFX as follows: (i) the 2,990,500 shares of the Company's Class A Common Stock and the 200,000 shares of the Company's Series B Convertible Preferred Stock will be converted into that number of shares of Class A Common Stock of SFX determined on the basis of the Exchange Ratio (as defined below) and (ii) the 140,000 shares of the Company's Class B Common Stock, the 360,000 shares of the Company's Class C Common Stock and 200,000 shares of the Company's Original Preferred Stock will be converted into the number of shares of Class B Common Stock of SFX determined on the basis of the Exchange Ratio.

   The Exchange Ratio is the number of shares of Class A Common Stock or Class B Common Stock of SFX, as the case may be, to be issued in the SFX Acquisition equal to the quotient obtained by dividing $11.50 by the average SFX stock price in the 20 days prior to closing, subject to adjustment.

   Upon the completion of the SFX Acquisition, each of the Company's outstanding options or stock appreciation rights will be assumed by SFX. Each option will be deemed to constitute an option to acquire, on the same terms and conditions as were previously applicable, the number of shares of SFX Class A Common Stock equal to the product of the number of shares of Class A Common Stock of MMR covered by the option multiplied by the Exchange Ratio at an exercise price equal to the quotient determined by dividing the exercise price per share of SFX Class A Common Stock specified for such option by the Exchange Ratio.

   Upon the completion of the SFX Acquisition, each of the Company's outstanding (i) Class A Warrants and Class B Warrants, (ii) options issued pursuant to the unit purchase options issued to the underwriters of the Company's public offering in March 1994, (iii) warrants issued to the underwriters of the Company's initial public offering in July 1993, (iv) the Huff Warrants and (v) options issued to Robert F.X. Sillerman outside the Company's stock option plans, shall be assumed by SFX.

   On November 13, 1995, the Company and SFX had previously entered into an exchange agreement (the "Letter Agreement") pursuant to which the Company agreed to acquire seven FM and four AM radio stations owned by Liberty Broadcasting, Inc. ("Liberty") and to assume a JSA from Liberty with respect to one FM station following the acquisition of Liberty by SFX, in exchange for ten radio stations to be acquired by the Company. Pursuant to the SFX Acquisition, SFX canceled the Letter Agreement and the Company agreed to transfer to SFX its rights under the following purchase agreements for the stations originally to be acquired by the Company and exchanged with SFX. On January 26, 1996, the Company entered into an agreement to acquire substantially all of the assets of WSTZ-FM and WZRX-AM, both operating in Jackson, Mississippi, for a purchase price of $3.5 million. On January 22, 1996, the Company entered into an agreement to acquire substantially all of the assets of WROQ-FM, operating in Greenville, South Carolina, for a purchase price of $14.0 million. On January 18, 1996 the Company entered into an agreement to acquire substantially all of the assets of WTRG-FM and WRDU-FM, both operating in the Greensboro, North Carolina market, and WMFR-AM, WMAG-FM and WTCK-AM (formerly, WWWB-AM), each operating in the Greensboro, North Carolina market, for a purchase price of approximately $40.5 million, subject to adjustment based on the broadcast cash flow of WTRG-FM and WRDU-FM. SFX and the Company have agreed that SFX will lend to the Company the financing necessary to complete the purchase of such stations and that the Company will immediately thereafter transfer the purchased assets to the Company.

   On March 25, 1996 the Company entered into an agreement to sell the assets of WRXR-FM and WKBG-FM to Wilks Broadcast Acquisitions, Inc. ("the Buyer") for a price of $5,000,000. A deposit of $300,000 was placed in an escrow account by the Buyer upon signing of the purchase agreement. Additionally, a local marketing agreement was entered into simultaneously with the signing of the

                           MULTI-MARKET RADIO, INC.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

10. ACQUISITIONS AND FINANCINGS (UNAUDITED) (Continued) purchase agreement pursuant to which the Buyer will provide programming on stations WRXR-FM and WKBG-FM from the date of the agreement until the closing of the transaction. The Company expects to record a loss of approximately $1,500,000 related to this transaction.

   On April 1, 1996, the Company entered into an agreement to acquire substantially all of the assets of WKSS-FM, Hartford, Connecticut, for an aggregate purchase price of $18 million. The Company has deposited $1.8 million in escrow to secure its obligations under the agreement. The purchase agreement contains customary covenants and conditions. The agreement may be terminated by either party if the other party has not cured a breach of the agreement within 30 days written notice or if the FCC consent is not obtained.

                                                                       ANNEX A

        THE PROPOSED AMENDMENTS -- COMPARISON OF INDENTURE PROVISIONS

   The following summarizes (i) in the left column, certain provisions of the Indenture as currently in effect and (ii) in the right column, certain provisions of the Indenture substantially as it would read if the Proposed Amendments are adopted and became effective. The Proposed Amendments, if adopted, will be set forth in a Supplemental Indenture to be executed by the Company and the Trustee.

   The following descriptions are qualified in their entirety by reference to the Notes, the Indenture and the Supplemental Indenture. Copies of the form of Supplemental Indenture setting forth the Proposed Amendments are available upon request to the Information Agent. In addition, this Annex A does not reflect, with certain exceptions, changes in or deletions of certain defined terms or other provisions in the Supplemental Indenture necessitated by the Proposed Amendments. Capitalized terms used below without definition have the same meanings as set forth in the Indenture. In the descriptions set forth below, the Notes are referred to as the "Securities" to conform to the terminology of the Indenture.

   IF THE PROPOSED AMENDMENTS TO THE INDENTURE ARE ADOPTED, THE FOLLOWING SECTIONS WILL BE AMENDED AS DESCRIBED FROM AND AFTER THE ACCEPTANCE DATE:

                           Indenture Provisions as
                             Currently in Effect

Section 4.08. Limitation on Restricted Payments

   Neither the Company nor any if its Subsidiaries shall, directly or indirectly, (i) declare or pay any distribution or dividend on or in respect of any class of its Capital Stock or to the direct or indirect holders of its Capital Stock (except dividends or distributions payable by wholly owned Subsidiaries of the Company, and dividends or distributions payable in Qualified Stock or in options, warrants or other rights to purchase Qualified Stock); (ii) purchase, repurchase, prepay, redeem, defease or otherwise acquire or retire for value (other than in Qualified Stock or in options, warrants or other rights to purchase Qualified Stock) any Capital Stock in the Company or any of its Subsidiaries (other than a wholly owned Subsidiary of the Company); (iii) make or, in the case of the Company, permit any Subsidiary to make any Investment (other than Permitted Investments) in, or payment on a Guarantee of any Obligation of, any Affiliate, or any Related Person; or (iv) repay, prepay, redeem, defease, retire or refinance, prior to scheduled maturity or scheduled sinking fund payment, any other Debt which ranks pari passu with, or subordinate to, the Securities (other than by the payment of Qualified Stock or of options, warrants or other rights to purchase Qualified Stock or in connection with an Asset Disposition, payments made on any Debt which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition) except, in the case of this clause (iv), the proceeds used for such repayment, prepayment, redemption, defeasance, retirement or refinancing are generated from the issuance of Refinancing Debt (any such declaration, payment, distribution, purchase, repurchase, prepayment, redemption, defeasance or other acquisition or retirement or Investment referred to in clauses (i) through (iv) above being hereinafter referred to as a "Restricted Payment"); unless at the time of and after giving effect to the proposed Restricted Payment (the value of any such payment, if other than cash, as determined by the Board of Directors, including the affirmative vote of the Independent Directors, whose determination shall be conclusive and evidenced by a board resolution) (a) no Event of Default (and no event that, after notice or lapse of time, or both, would become an Event of Default) shall have occurred and be continuing, (b) the Company could incur an additional $1.00 of Debt pursuant to the first sentence under Section 4.10 hereof and (c) the aggregate amount of all Restricted Payments declared or made after June 30, 1993 shall not exceed the sum of (A) an amount equal to Operating Cash Flow earned from June 30, 1993 to the end of the fiscal quarter preceding such Restricted Payment less 1.5 times the sum of Total Interest Expense and Preferred Stock dividends paid or accrued from June 30, 1993 to the end of the fiscal quarter preceding such Restricted Payment plus
(B) an amount equal to the aggregate proceeds received by the Company as capital contributions to the Company after June 30, 1993, or from the issuance and sale (other than to any of the Company's wholly owned Subsidiaries) after June 30, 1993 of Capital Stock (excluding Disqualified Stock and including Capital Stock issued upon conversions of convertible debt and from the exercise of options or warrants).

   The foregoing provisions will not be violated by reason of (i) the payment of any dividend within 60 days after the date of its declaration if at the date of declaration such payment would be permitted by such provisions, (ii) the redemption of the Company's Series A Redeemable Preferred Stock or Series B Redeemable Preferred Stock in accordance with its terms, in each case limited to such Preferred Stock as is then outstanding as of the date of this Indenture, and (iii) the making of the Hicks Loan by the Company or the repurchase or redemption of the Capital Stock of the Company pledged to secure the Hicks Loan; provided that at any one time the aggregate outstanding principal amount of the Hicks Loan plus the aggregate amount theretofore paid in respect of any such purchase or redemption does not exceed $2,000,000. Any payment, loan, purchase or redemption made pursuant to clauses (i) and (iii) of this paragraph shall be a Restricted Payment for purposes of calculating aggregate Restricted Payments under this Section 4.08.

 Section 4.09. Limitation on Dividend Restrictions Affecting Subsidiaries.

   The Company shall not, and shall not permit any of its Subsidiaries to, create or otherwise cause or suffer to exist or become effective, or enter into any agreement with any Person that would cause, any consensual encumbrance or restriction of any kind on the ability of any Subsidiary of the Company to (a) pay dividends or make any other distribution on its Capital Stock, (b) pay any Debt owed to the Company or any of its Subsidiaries, (c) make loans or advances to the Company or any of the Company's Subsidiaries or (d) transfer any of its Property or assets to the Company or any of its Subsidiaries, other than such encumbrances or restrictions existing or created under or by reason of (i) applicable law,
(ii) this Indenture, (iii) covenants or restrictions contained in the Credit Agreement on the close of this Indenture or other Debt of the Company or any of its Subsidiaries existing on the date of the Indenture, (iv) customary non-assignment provisions of any lease governing a leasehold interest of the Company or any of its Subsidiaries, (v) any agreement governing Debt of a person acquired by the Company or any of its Subsidiaries in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrances or restrictions are not applicable to any person, or the property or assets of any person, other than the person, or the property or assets of the person so acquired, or (vi) created in connection with any Refinancing Debt; provided, however, that the encumbrances or restrictions contained in the agreements governing any such Refinancing Debt shall be no more restrictive than theencumbrances or restrictions set forth in the agreements governing the Debt being refinanced as in effect on the date of this Indenture.

Section 4.10. Limitation on Incurrence of Additional Debt and Preferred
Stock.

   The Company shall not, and shall not permit any of its Subsidiaries to, create, incur, assume or directly or indirectly Guarantee or in any other manner become directly or indirectly liable for (as used in this Section 4.10, "incur") any Debt (including Acquired Debt) or issue any Preferred Stock, except that the Company may (i) issue Preferred Stock that is not Disqualified Stock at any time and (ii) incur Debt or issue Disqualified Stock if the Debt to Operating Cash Flow Ratio of the Company and its Subsidiaries at the time of incurrence of such Debt or issuance of such Disqualified Stock, after giving pro forma effect thereto, is 6.25:1 or less; provided that any such Debt or Preferred Stock incurred or issued by the Company that is not Senior Debt shall have a Weighted Average Life to Maturity no shorter than the Weighted Average Life to Maturity of the Securities.

   The foregoing limitations will not apply to the incurrence of any of the following (collectively, the "Permitted Debt"): (i) Debt evidenced by the Securities in an aggregate principal amount not to exceed
$80,000,000; (ii) Debt incurred pursuant to the Credit Agreement and any Refinancing Debt with respect thereto in an aggregate principal amount not to exceed $10,000,000 at any time outstanding less any permanent reductions thereof; (iii) Debt owed by the Company to any wholly owned Subsidiary of the Company; provided that any such Debt is subordinated to the Securities; (iv) other Debt existing at the date of this Indenture (other than Debt, the repayment of which is a Permitted Transaction); (v) Debt in respect of Currency Agreements and Interest Rate Protection Agreements entered into by the Company to fix the floating interest rate or float the fixed interest rate of any Debt permitted under the Indenture; (vi) Refinancing Debt; and
(vii) Debt, the incurrence of which is a Permitted Transaction.

   A calculation of the Debt to Operating Cash Flow Ratio as required by this covenant shall be made, in each case, for the period of four full consecutive fiscal quarters next preceding the date on which Debt is proposed to be incurred ("Reference Period"). In addition, for purposes of the pro forma calculations required to be made above, (i) (x) the amount of Debt to be incurred (plus all other Debt previously incurred during such Reference Period) and the amount (valued at its liquidation value and excluding any accrued dividends) of Subsidiary Preferred Stock to be issued (plus all other Subsidiary Preferred Stock previously issued during such Reference Period) and the amount of Disqualified Stock to be issued (plus all other Disqualified Stock previously issued during such Reference Period) will be presumed to have been incurred or issued on the first day of such Reference Period, and (y) the amount of any Debt redeemed, refinanced or repurchased with the proceeds of the Debt referred to in clause (x), will be presumed to have been redeemed, refinanced or repurchased on the first day of such Reference Period, (ii) if any Asset Disposition occurred during such Reference Period, the calculations included in the computation of the Debt to Operating Cash Flow Ratio shall be adjusted to give effect to such Asset Disposition on a pro forma basis as if such Asset Disposition had occurred on the first day of such Reference Period, and (iii) if an acquisition of another business or entity occurred during such Reference Period or if such Debt or Subsidiary Preferred Stock or Disqualified Stock is being used to finance an acquisition, the calculations included in the computation of the Debt to Operating Cash Flow Ratio will be adjusted to give effect to such acquisition on a pro forma basis as if such acquisition had occurred on the first day of such Reference Period.

Section 4.12. Limitation on Transactions with Related Persons.

   The Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, enter into any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets, property or services) with any Related Person unless (i) such transaction or series of transactions is on terms that are no less favorable to the Company or any such Subsidiary, as the case may be, than would be available in a comparable transaction with an unrelated third party and (ii) (a) the Company delivers an Officers' Certificate to the Trustee certifying that such transaction complies with clause (i) above and such transaction or series of transactions is approved by a majority of the Board of Directors including the approval of each of the Independent Directors and (b) with respect to any transaction or series of transactions involving aggregate payments in excess of $500,000, the Company obtains an opinion as to the fairness thereof to the Company or such Subsidiary from a financial point of view issued by an independent investment banking firm, appraisal firm or accounting firm, in each case of national standing. Notwithstanding the foregoing, this provision will not apply to (A) any transaction between the Company and an Officer or director of the Company entered into in the ordinary course of business in his capacity as such (including compensation or employee benefit arrangements with any Officer or director of the Company), (B) any transaction entered into in the ordinary course of business between the Company and a wholly owned Subsidiary of the Company, (C) any permitted Restricted Payment pursuant to Section 4.08 hereof and (D) any of the Permitted Transactions.

Section 4.14. Limitation on Disposition of Assets and Subsidiary Stock.

   Neither the Company nor any of its Subsidiaries shall make any Asset Disposition having a fair market value or resulting in gross proceeds to the Company or any such Subsidiary, in excess of $1,000,000 in any single transaction or series of related transactions, or $5,000,000 in the aggregate over the life of the Securities, unless (i) the Company or any such Subsidiary receives consideration at the time of such Asset Disposition at least equal to the fair market value (as determined by the Board of Directors and evidenced by a Board resolution) of the interests and assets subject to such Asset Disposition, (ii) at least 75% of the consideration thereof received by the Company or such Subsidiary consists of cash or readily marketable cash equivalents or the assumption of Debt of the Company or any of its Subsidiaries or other obligations relating to such assets and a release from all liability on such Debt or other obligations assumed, and
(iii) all Net Available Proceeds of such disposition and from the sale of any marketable cash equivalents received thereby, less any amounts invested as described in the following paragraph, are applied (a) first, within 180 days of such disposition, to the permanent reduction of any Obligations then outstanding under the Credit Agreement to the extent the terms of the Credit Agreement require (unless otherwise waived) such application or prohibit prepayment of the Securities, and (b) second, after the application of Net Available Proceeds as required pursuant to clause (a) above, and provided that Net Available Proceeds are at least equal to $5.0 million, to purchases of outstanding Securities pursuant to an Offer to Purchase commenced within 180 days of such disposition, at a purchase price equal to 100% of their principal amount plus accrued and unpaid interest, if any, to the date of purchase.

   Notwithstanding clause (iii) above, the Company shall not be required to repurchase or redeem any Debt to the extent that the Net Available Proceeds from any Asset Disposition are invested within 180 days of such disposition in radio broadcasting assets or the Capital Stock (other than Preferred Stock) of a radio broadcasting entity or the Company shall have entered into a definitive agreement within such 180 day period to acquire such assets or such stock subject only to customary conditions, including, without limitation, the approval of the Federal Communications

Commission (but excluding any conditions with respect to the financing of such acquisition or due diligence) and such acquisition shall have been consummated within 300 days of such Asset Disposition. If the Company shall have entered into such definitive agreement to acquire assets or stock as described above, the Company will mail the Offer to Purchase, if any such Offer to Purchase is required, not later than the earlier of (A) 300 days after such disposition and (B) 30 days after the termination of any such definitive acquisition agreement. The Company shall not be entitled to any credit against its obligation to purchase outstanding Securities pursuant to this covenant for Securities previously acquired by reason of a redemption, tender offer or other repurchase.

   This covenant shall not apply to transactions covered by Section 5.01 hereof, entitled "When Company May Merge, etc."

Section 4.16. Limitation on Line of Business.

   For so long as any Securities are outstanding, the Company and its Subsidiaries will engage solely in the ownership and operation of radio broadcasting stations and the ownership and operation of the regional and national radio networks known as the Texas State Networks.

Section 4.18. Limitation on Subsidiary Debt and Preferred Stock.

   No Subsidiary of the Company shall issue, assume, guarantee, incur or otherwise become liable for, directly or indirectly, any Debt or Preferred Stock except: (i) Debt or Preferred Stock issued to and held by the Company or a wholly owned Subsidiary of the Company, provided that (a) any transaction which results in any such wholly owned Subsidiary ceasing to be a wholly owned Subsidiary of the Company or (b) any transfer of such Debt or Preferred Stock to any Person who is not a wholly owned Subsidiary of the Company shall be deemed to constitute the issuance of such Debt or Preferred Stock by the issuer thereof, (ii) Acquired Debt or Preferred Stock of a Subsidiary of the Company issued and outstanding prior to the date on which such Subsidiary was acquired by the Company (other than Acquired Debt or Preferred Stock issued in connection with or in anticipation of such acquisition and less than one year prior to such acquisition), and (iii) Guarantees made by the Subsidiaries of the Company to secure the Company's obligations under the Credit Agreement.

Section 5.01. When Company May Merge, etc.

   The Company shall not consolidate with or merge with or into, nor shall the Company directly or indirectly transfer or lease all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, to, any Person unless: (a) (i) the surviving or successor entity in the event of a merger or consolidation, or the Person to which such a sale or conveyance is made, is the Company or an entity organized and existing under the laws of the United States, any state thereof or the District of Columbia; and (ii) if such entity or Person is not the Company, such entity or Person (1) expressly assumes by supplemental indenture in a form satisfactory to the Trustee all the Obligations of the Company under the Securities and this Indenture and
(2) expressly agrees in such supplemental indenture to submit to the jurisdiction of the State of New York or a United States federal court sitting in the State of New York, in any action or proceeding arising out of or relating to this Indenture or the Securities; (b) immediately prior to such transaction and immediately after giving effect to such transaction, no Default or Event of Default exists; (c) immediately after giving effect to such transaction on a pro forma basis, the Company would be able to incur $1.00 of additional Debt under Section 4.10 hereof; and (d) the Consolidated Net Worth of such surviving or successor entity immediately after such transaction is not less than the Consolidated Net Worth of the Company immediately prior to such transaction.

   The Company shall deliver to the Trustee prior to the consummation of the proposed transaction an Officers' Certificate to the foregoing effect and an Opinion of Counsel stating that the proposed transaction and such supplemental indenture will, upon consummation of the proposed transaction, comply with this Indenture. Notwithstanding the foregoing, the consummation of the Permitted Transactions shall not violate Section 5.01.

Section 6.01. Events of Default.

   "Event of Default," wherever used herein, means any one of the following events (whatever the reason for such Event of Default and whether it shall be occasioned by the provisions of Article 10 or be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

   (1) a default in the payment of the principal of, or premium on, any Security, whether or not such payment is prohibited by the subordination provisions of Section 10.02 hereof, when the same becomes due and payable at Maturity, upon re demption, pursuant to an Offer to Purchase in connection with an Asset Disposition or a Change of Control Offer or otherwise;

   (2) a default in the payment of interest on any Security when the same becomes due and payable and such default continues for a period of 30 days, whether or not such payment is prohibited by the subordination provisions of
Section 10.02 hereof;

   (3) a default in the performance of, or breach of, any other provision of the Securities or this Indenture and such default continues for a period of 30 days after written notice to the Company from the Trustee or to the Company and to the Trustee from the Holders of not less than 25% of the aggregate principal amount of the Securities then outstanding under this Indenture specifying such default and requiring it to be remedied and stating that such notice is a "Notice of Default" hereunder;

   (4) an event of default as defined in any mortgage, indenture or other instrument or agreement, under which there may be issued, or by which there may be secured or evidenced, any Debt of the Company or its Subsidiaries for borrowed money whether such Debt now exists or shall hereafter be created, shall happen and shall result in such Debt becoming or being declared due and payable prior to the date on which it would otherwise become due and payable, provided, however, that it shall not be an event of default hereunder if (i) the aggregate principal amount and interest of Debt the maturity of which is so accelerated is less than $1,000,000 or (ii) if such default results from the failure to pay at final maturity less than $1,000,000 in aggregate principal and interest of Debt;

   (5) if the Company shall file a petition commencing a voluntary case under any Bankruptcy Law; or the Company shall file a petition or answer or consent seeking reorganization, arrangement, adjustment, or composition under any other similar applicable law, or shall consent to the filing of any such petition, answer, or consent; or the Company shall appoint, or consent to the appointment of, a custodian, receiver, liquidator, trustee, assignee, sequestrator or other similar official in bankruptcy or insolvency of it or of any substan-tial part of its Property; or shall make an assignment for the benefit of creditors, or shall admit in writing its inability to pay its debts generally as they become due;

   (6) if any order for relief against the Company or a Subsidiary of the Company that has a radio broadcasting license or that has assets aggregating 5% or more of the consolidated assets of the Company and its Subsidiaries, taken as a whole, as reflected on the Company's consolidated balance sheet prepared in accordance with GAAP as of the Company's most recently ended fiscal quarter (a "Significant Subsidiary") shall have been entered by a court having jurisdiction in the premises under any Bankruptcy Law, and such order shall have continued undischarged or unstayed for a period of 60 days; or a decree or order by a court having jurisdiction in the premises shall have been entered approving as properly filed a petition seeking reorganization, arrangement, adjustment, or composition of the Company or a Significant Subsidiary under any other similar applicable law, and such decree or order shall have continued undischarged or unstayed for a period of 60 days; or a decree or order of a court having jurisdiction in the premises for the appointment of a custodian, receiver, liquidator, trustee, assignee, sequestrator, or other similar official in bankruptcy or insolvency of the Company or a Significant Subsidiary or of any substantial part of the Company's Property, or for the winding-up or liquidation of the affairs of the Company or a Significant Subsidiary, shall have been entered, and such decree or order shall have remained in force undischarged or unstayed for a period of 60 days; or

   (7) a court of competent jurisdiction shall enter a final judgment or judgments (from which no further appeal may be taken) for the payment of money against the Company or any of its Subsidiaries in the aggregate in excess of $1,000,000 (to the extent not covered by insurance), and any such judgments are not vacated, discharged or stayed or bonded pending appeal within 60 days from the entry thereof.

                            Indenture Provisions as
                            Proposed to be Amended

Section 4.08. Limitation on Restricted Payments

   The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly: (i) declare or pay any dividend or make any other payment or distribution on account of the Com pany's Equity Interests (including, without limita tion, any payment in connection with any merger or consolidation involving the Company) or to the direct or indirect holders of the Company's Equity Interests in their capacity as such (other than dividends or distributions payable in Capital Stock (other than Disqualified Stock) of the Company or dividends or distributions payable to the Com pany or any Wholly Owned Subsidiary of the Company); (ii) purchase, redeem or otherwise acquire or retire for value any Equity Interests of the Company or any direct or indirect parent of the Company; (iii) make any principal payment on, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the Securities, except at final maturity; or (iv) make any Restricted Investment (all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to such Re stricted Payment:

   (a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

   (b) the Company would, at the time of such

Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness (other than Permitted Debt) pursuant to the Debt to Cash Flow Ratio test set forth in the first para graph of Section 4.10 hereof; and

   (c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments declared or made after the date of the Indenture (other than Restricted Investments per mitted by clauses (2), (4), (6) or (11) of the following paragraph) shall not exceed, at the date of determination, the sum of (1) an amount equal to the Company's Consolidated Cash Flow from the date of the Indenture to the end of the Company's most recently ended full fiscal quarter for which internal financial statements are avail able, taken as a single accounting period, less the product of 1.4 times the Company's Consolidated Interest Expense from the date of the Indenture to the end of the Company's most recently ended full fiscal quarter for which internal financial statements are available, taken as a single account ing period, plus (2) an amount equal to the net cash proceeds received by the Company from the sale of Equity Interests after the date of the Indenture (other than (i) in the Preferred Stock Offering, (ii) sales of Disqualified Stock, and (iii) Equity Interests sold to any of the Company's Subsidiaries) plus (3) to the extent that any Restricted Investment that was made after the date of the Indenture is sold for cash or otherwise liquidated or repaid for cash, the lesser of (A) the cash return of capital with respect to such Re stricted Investment (less the cost of disposition, if any) and (B) the initial amount of such Restricted Investment.

   If no Default or Event of Default shall have occurred and be continuing immediately as a result thereof, the foregoing provisions will not prohibit;
(1) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture; (2) the redemption, repurchase, retirement or other acquisition of any Equity Interests of the Com-



APITAL PRINTING SYSTEMS]
pany in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to a Subsidiary of the Company) of other Equity Interests of the Company (other than any Dis qualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement or other acquisition shall be excluded from clause (c)(2) of the preceding paragraph; (3) cash payments made in respect of fractional shares of Capital Stock not to exceed $100,000 in the aggregate in any fiscal year; (4) the issuance of the Exchange Notes in exchange for the Series D Preferred Stock; pro vided that such issuance is permitted by Section 4.10 hereof; (5) in the event that the Company elects to issue the Exchange Notes in exchange for the Series D Preferred Stock, any cash payments made in lieu of the issuance of Exchange Notes having a face amount of less than $50 and any cash payments representing accrued and unpaid liquidated damages and dividends in respect thereof not to exceed $100,000 in the aggregate in any fiscal year; (6) the defeasance, redemption or repurchase of subordinated Indebtedness with the net cash proceeds from an incurrence of Permit ted Refinancing Indebtedness or the substantially concurrent sale (other than to a Subsidiary of the Company) of Equity Interests of the Company (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement or other acquisition shall be excluded from clause (c)(2) of the preceding paragraph; (7) the payment of dividends on the Series D Preferred Stock in accordance with the terms thereof as in effect on the date of the indenture governing the New Notes; (8) the redemption by the Company of its Series B Prefered Stock in accordance with the terms thereof as in effect on the date of the indenture governing the New Notes; provided that payments made by the Com pany to redeem the Series B Preferred Stock shall not exceed $1.0 million in any fiscal year or $2.0 million in the aggregate since the date of the indenture governing the New Notes; (9) the re demption by the Company of its Series C Pre ferred Stock in accordance with the terms thereof as in effect on the date of the indenture governing the New Notes in connection with the Dallas Disposition; (10) payments made by the Company to SCMC for facilities maintenance and other services and reimbursements pursuant to the Shared Facilities Agreement in accordance with the terms thereof as in effect on the date of the indenture governing the New Notes; and (11) payments by the Company pursuant to the Man agement Termination Agreements in accordance with the terms thereof as in effect on the date of the indenture governing the New Notes.

   The amount of all Restricted Payments (other than cash) shall be the Fair Market Value (evi denced by a resolution of the Board of Directors set forth in an Officers' Certificate delivered to the Trustee) on the date of the Restricted Pay ment of the asset(s) proposed to be transferred by the Company or such Subsidiary, as the case may be, pursuant to the Restricted Payment. Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this covenant were computed, which calculations may be based upon the Company's latest available financial statements.

Section 4.09. Limitation on Dividend Restrictions Affecting Subsidiaries.

   The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Subsidiary to (i)(x) pay dividends or make any other distributions to the Company or any of its Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits, or (y) pay any Indebtedness owed to the Company or any of its Subsidiaries, (ii) make loans or advances to the Company or any of its Subsidiaries or (iii) transfer any of its properties or assets to the Company or any of its Subsidiar ies, except for such encumbrances or restrictions existing under or by reason of (a) Existing Indebt edness, (b) the New Credit Agreement as in effect as of the date of the Supplemental Indenture, and any amendments, modifications, restatements, re newals, increases, supplements, refundings, re placements or refinancings thereof, and any other agreement governing or relating to Senior Debt of the Company, provided that all such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinanc ings and other agreements are no more restrictive with respect to such dividend and other payment restrictions than those contained in the New Credit Agreement as in effect on the date of the

Supplemental Indenture, (c) the Indenture (as supplemented by the Supplemental Indenture) and the Securities (d) the New Notes and the indenture governing the issuance of the New Notes, (e) applicable law, (f) any instrument gov erning Indebtedness or Capital Stock of a Person acquired by the Company or any of its Subsidiar ies as in effect at the time of such acquisition (except to the extent such Indebtedness was in curred in connection with or in contemplation of such acquisition), which encumbrance or restric tion is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebted ness, such Indebtedness was permitted by the terms of the Indenture, as amended from time to time by supplemental indentures in form accept able to the Trustee,
(g) by reason of customary non-assignment provisions in leases entered into in the ordinary course of business and consistent with past practices, or (h) Permitted Refinanc ingDebt, provided that the restrictions contained in the agreements governing such Permitted Re financing Debt are no more restrictive than those contained in the agreements governing the Indebt edness being refinanced.

Section 4.10. Limitation on Incurrence of Addi tional Debt and Preferred
Stock.

   The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or other wise become directly or indirectly liable, contin gently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Debt) and the Company will not issue any Dis qualified Stock and will not permit any of its Subsidiaries to issue any shares of Preferred Stock; provided, however, that (A) the Company may incur Indebtedness (including Acquired
Debt) or issue shares of Disqualified Stock and (B) a Subsidiary may issue shares of Preferred Stock (other than shares of Preferred Stock that are convertible into or exchangeable for any other class of Capital Stock) if, in either case, the Company's Debt to Cash Flow Ratio at the time of incurrence of such Indebtedness or the issuance of such Disqualified Stock or Preferred Stock, as the case may be, after giving pro forma effect to such incurrence or issuance as of such date and to the use of proceeds therefrom as if the same had occurred at the beginning of the most recently ended four full fiscal quarter period of the Com pany for which internal financial statements are available, would have been no greater than 7.0 to 1.

   The foregoing provision will not apply to the incurrence of any of the following Indebtedness (collectively, "Permitted Debt"):

   (i) the incurrence by the Company and its Subsidiaries of Indebtedness pursuant to one or more Bank Facilities, so long as the aggregate principal amount of all Indebtedness outstanding under all Bank Facilities does not, at the time of incurrence, exceed an amount equal to the sum of (A) $72.0 million less all payments of principal under any Bank Facility, whether optional or mandatory, made since the date of the Supplemen tal Indenture (other than repayments of Disposi tion Debt) plus (B) the Permitted Disposition Amount;

   (ii) the incurrence by the Company and its Subsidiaries of the Existing Indebtedness;

   (iii) the incurrence by the Company and its Subsidiaries of the Existing MMR Indebtedness; provided that, substantially concurrently with such incurrence, the Existing MMR Indebtedness is repaid by the Company with the proceeds of Indebtedness incurred under Bank Facilities;

   (iv) the issuance of the Series D Preferred Stock;

   (v) the issuance of Disqualified Stock by the Company that by its terms would not require or permit any payment of dividends or other distri butions that would violate Section 4.08 hereof;

   (vi) the incurrence by the Company or any of its Subsidiaries of Indebtedness represented by the Securities, the New Notes and any Subsidiary guarantees thereof;

   (vii) the incurrence by the Company or any of its Subsidiaries of Indebtedness in connection with the acquisition of assets or a new Subsidiary; provided that such Indebtedness was incurred by the prior owner of such assets or such Subsidiary prior to such acquisition by the Company or one of its Subsidiaries and was not incurred in connec tion with, or in contemplation of, such acquisition by the Company or one of its Subsidiaries and provided further that, after giving pro forma effect to such incurrence of Indebtedness as of such date and to the use of proceeds therefrom as if the same had occurred at the beginning of the most recently ended four full fiscal quarter period for which internal financial statements are available, the Company's Debt to Cash Flow Ratio would have been no greater than 7.0 to 1;

   (viii) the incurrence by the Company or any of its Subsidiaries of Permitted Refinancing Debt in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund, Indebtedness that was permitted by the Indenture and the Supplemental Indenture to be incurred;

   (ix) the incurrence by the Company or any of its Subsidiaries of intercompany Indebtedness be tween or among the Company and any of its Subsidiaries; provided, however, that (i) if the Company is the obligor on such Indebtedness, such Indebtedness is expressly subordinate to the payment in full of all Obligations with respect to the Notes and (ii)(A) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Subsidiary and (B) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Subsidiary shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Subsidiary, as the case may be;

   (x) the incurrence by the Company or any of its Subsidiaries of Hedging Obligations that are incurred for the purpose of fixing or hedging interest rate risk with respect to any floating rate Indebtedness that is permitted by the terms of the Indenture or the Supplemental Indenture to be outstanding; and

   (xi) the incurrence by the Company and any of its Subsidiaries of Indebtedness (in addition to Indebtedness permitted by any other clause of this paragraph) in an aggregate principal amount (or accreted value, as applicable) at any time outstanding not to exceed $10.0 million.

Section 4.12. Limitation on Transactions with Re lated Persons.

   The Company will not, and will not permit any of its Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any prop erty or assets from, or enter into or make or amend any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), unless (i) such Affiliate Trans action is on terms that are no less favorable to the Company or the relevant Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Subsidiary with an unrelated Person and (ii) the Company delivers to the Trustee (a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $1.0 million, a resolution of the Board of Directors set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (i) above and that such Affiliate Transaction has been approved by a majority of the members of the Board of Directors that are disinterested as to such Affiliate Transaction and (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, an opinion as to the fairness to the Company and the Holders of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing; provided that (1) transactions between or among the Company and/or its Wholly Owned Subsidiaries, (2) the MMR Acquisition and trans actions and agreements specifically contemplated by the Agreement and Plan of Merger among the Company, SFX Merger Company and MMR as in effect on the date of the indenture governing the New Notes that are disclosed in the Offering Memorandum relating to the New Notes, (3) the redemption or repurchase of Existing MMR In debtedness, (4) transactions and agreements spe cifically contemplated by the Termination and Assignment Agreement between the Company and SCMC as in effect on the date of the inden ture governing the New Notes; (5) payments required by the terms of the joint lease among the Company, SCMC and the landlord thereunder for the Company's corporate headquarters located at 150 East 58th Street, New York, New York and any agreements directly related thereto, in each case, as the same are in effect on the date of the indenture governing the New Notes; and (6) Restricted Payments and Permitted Investments that are permitted by the provisions of Section 4.08 hereof, in each case, shall not be deemed to be Affiliate Transactions.

Section 4.14. Limitation on Disposition of Assets and Subsidiary Stock.

   The Company will not, and will not permit any of its Subsidiaries to, engage in any Asset Sale unless (i) the Company (or the Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the Fair Market Value (evidenced by a resolution of the Board of Directors set forth in an Officers' Certificate delivered to the Trustee) of the assets or Equity Interests issued or sold or otherwise disposed of and
(ii) at least 75% of the consideration therefor received by the Company or such Subsidiary is in the form of cash; provided that the amount of (x) any liabilities (as shown on the Company's or such Subsidiary's most recent balance sheet) of the Company or any Subsidiary (other than contin gent liabilities and liabilities that are by their terms subordinated to the Notes or any guarantee thereof) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Company or such Subsidiary from further liability and (y) any notes or other obligations received by the Company or any such Subsidiary from such transferee that are immediately converted by the Company or such Subsidiary into cash (to the extent of the cash received), shall be deemed to be cash for purposes of this provision.

   Within 360 days after the receipt of any Net Proceeds from an Asset Sale, the Company may apply such Net Proceeds, at its option, (a) to permanently reduce Senior Debt of the Company (and to correspondingly reduce commitments with respect thereto, in the case of Senior Debt of the Company that is revolving debt), or (b) to the acquisition of a controlling interest in another business, the making of a capital expenditure or the acquisition of other long-term assets, in each case, in the Broadcast Business. Pending the final application of any such Net Proceeds, the Com pany may temporarily reduce Senior Debt of the Company or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture, as supplemented by the Supplemental Indenture. Any Net Proceeds from Asset Sales that are not applied or invested as provided in the first sentence of this paragraph will be deemed to constitute "Excess Proceeds." When the aggre gate amount of Excess Proceeds exceeds $10.0 million, the Company will be required to make an offer to all Holders of Securities and the holders of Pari Passu Debt, to the extent required by the terms thereof (an "Asset Sale Offer"), to purchase the maximum principal amount of Securities and any such Pari Passu Debt that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon to the date of purchase, in accordance with the procedures set forth in the Indenture, as supplemented by the Supplemental Indenture or the agreements governing Pari Passu Debt, as applicable; provided, however, that the Company may only purchase Pari Passu Debt in an Asset Sale Offer that was issued pursuant to an indenture having a provision substantially similar to the Asset Sale Offer provision contained in the Indenture, as supplemented by the Supplemental Indenture. To the extent that the aggregate amount of Securities and Pari Passu Debt tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of Securities and Pari Passu Debt surrendered exceeds the amount of Excess Proceeds, the Trustee shall select the Notes and Pari Passu Debt to be purchased on a pro rata basis, based upon the principal amount thereof surrendered in such Asset Sale Offer. Upon completion of such offer purchase, the amount of Excess Proceeds shall be reset at zero. Notwithstanding the foregoing, in the event that a Disposition occurs at a time when any Disposition Debt is outstanding, then all of the Net Proceeds of such Disposition shall be applied to redeem, substantially concurrently with such Disposition, such Disposition Debt.

   Notwithstanding the immediately preceding paragraph, the Company and its Subsidiaries will be permitted to consummate an Asset Sale without complying with such paragraph if (i) the Company or the applicable Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets or other property sold, issued or otherwise disposed of (as evidenced by a resolution of the Company's
Board of Directors set forth in an Officers' Certificate delivered to the Trustee) and (ii) at least 75% of the consideration for such Asset Sale constitutes assets or other property of a kind usable by the Company and its Subsidiaries in the business of the Company and its Subsidiaries as conducted by the Company and its Subsidiaries on the date of the Supplemental Indenture; provided that any consideration not constituting assets or property of a kind usable by the Company and its Subsidiaries in the business conducted by them on the date of such Asset Sale received by the Company or any of its Subsidiaries in connection with any Asset Sale permitted to be consummated under this paragraph shall constitute Net Proceeds subject to the provisions of the two succeeding paragraphs.

Section 4.16. Limitation on Line of Business.

   The Company will not, and will not permit any Subsidiary to, engage in any business other than (i) the Broadcast Business and such business activities as are incidental or related thereto, (ii) such other businesses as the Company or its Subsidiaries are engaged in on the date of the Supplemental Indenture.

Section 4.18. Limitation on Subsidiary Debt and Preferred Stock.

   Deleted in its entirety. See Section 4.10 Limitation on Incurrence of Additional Debt and Preferred Stock for incorporation of certain of these provisions.

Section 5.01. When Company May Merge, etc.

   The Company may not consolidate or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another corporation, Person or entity unless (i) the Company is the surviving corporation or the entity or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia; (ii) the entity or Person formed by or surviving any such consolidation or merger (if other than the Company) or the entity or Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Notes and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee; (iii) immediately after such transaction no Default or Event of Default exists; (iv) such transaction will not result in the loss or suspension or material impairment of any Material Broadcast License; and (v) except in the case of a merger of the Company with or into a Wholly Owned Subsidiary of the Company, the Company or the entity or Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made (A) will have Consolidated Net Worth immediately after the transaction equal to or greater than the Con solidated Net Worth of the Company immediately preceding the transaction and (B) will at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Debt to Cash Flow Ratio test set forth in the first paragraph of Section 4.10 hereof. Notwithstanding the foregoing, the consummation of any of the Permitted Transactions shall not violate this Section 5.01.

Section 6.01. Events of Default.

   "Event of Default," wherever used herein, means any one of the following events (whatever the reason for such Event of Default and whether it shall be occasioned by the provisions of Article 10 or be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

   (1) a default in the payment when due of the principal of, or premium, if any, on, any Security,

(whether or not prohibited by the subordination provisions of this Indenture);

   (2) a default for 30 days in the payment when due of interest on any Security (whether or not prohibited by the subordination provisions of this Indenture);

   (3) failure by the Company (i) to comply with the provisions of Sections 4.08, 4.10, 4.14, 4.15 or 5.01 hereof, and (ii) for 60 days after notice, to comply with any of its other agreements in the Securities or this Indenture:

   (4) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Subsidiaries (or the payment of which is guaranteed by the Company or any of its Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of this Indenture, which default (a) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness prior to the expira tion of the grace period provided in such Indebtedness on the date of such default (a "Payment Default") or (b) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10.0 million or more;

   (5) if the Company shall file a petition com mencing a voluntary case under any Bankruptcy Law; or the Company shall file a petition or answer or consent seeking reorganization, arrangement, adjustment, or composition under any other similar applicable law, or shall consent to the filing of any such petition, answer, or consent; or the Company shall appoint, or consent to the appointment of, a custodian, receiver, liquidator, trustee, assignee, sequestrator or other similar official in bankruptcy or insolvency of it or of any substantial part of its Property; or shall make an assignment for the benefit of creditors, or shall admit in writing its inability to pay its debts generally as they become due;

   (6) if any order for relief against the Company or a Significant Subsidiary shall have been entered by a court having jurisdiction in the premises under any Bankruptcy Law, and such order shall have continued undischarged or un-stayed for a period of 60 days; or a decree or order by a court having jurisdiction in the premises shall have been entered approving as properly filed a petition seeking reorganization, arrangement, adjustment, or composition of the Company or a Significant Subsidiary under any other similar applicable law, and such decree or order shall have continued undischarged or unstayed for a period of 60 days; or a decree or order of a court having jurisdiction in the premises for the appointment of a custodian, receiver, liquidator, trustee, assignee, sequestrator, or other similar official in bankruptcy or insolvency of the Company or a Significant Subsidiary or of any substantial part of the Company's Property, or for the winding-up or liquidation of the affairs of the Company or a Significant Subsidiary, shall have been entered, and such decree or order shall have remained in force undischarged or unstayed for a period of 60 days; or

   (7) failure by the Company or any of its Subsidiaries to pay final judgments aggregating in excess of $10.0 million, which judgments are not paid, discharged or stayed for a period of 60 days.

    SET FORTH BELOW ARE CERTAIN DEFINED TERMS WHICH WILL BE USED IN THE SUPPLEMENTAL INDENTURE WITH RESPECT TO THE PROPOSED AMENDMENTS. REFERENCE IS MADE TO THE INDENTURE AND THE SUPPLEMENTAL INDENTURE, AS THE CASE MAY BE, FOR A FULL DISCLOSURE OF ALL SUCH TERMS, AS WELL AS ANY OTHER CAPITALIZED TERMS USED HEREIN FOR WHICH NO DEFINITION IS PROVIDED.

   "Acquired Debt" means, with respect to any specified Person, (i) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person, and (ii) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

   "Advertising Business" means any business deriving substantially all of its revenues from the (i) sale of advertisements and (ii) sale of products or provision of services to any business described in clause (i) above.

   "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the voting securities of a Person shall be deemed to be control.

   "Asset Sale" means (i) the sale, lease, conveyance or other disposition of any assets (including, without limitation, by way of a sale and leaseback or pursuant to an LMA or similar arrangement); provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole will be governed by the provisions of Section 4.15 hereof and/or the provisions of Section 5.01 hereof and not by the provisions of the Asset Sale covenant, and (ii) the issue or sale by the Company or any of its Subsidiaries of Equity Interests of any of the Company's Subsidiaries, in the case of either clause (i) or
(ii), whether in a single transaction or a series of related transactions (a) that have a Fair Market Value in excess of $5.0 million or (b) for aggregate net proceeds in excess of $5.0 million. Notwithstanding the foregoing: (i) to the extent that no Disposition Debt is outstanding, the Washington Disposition, the Louisville Disposition and the Dallas Disposition, (ii) the Houston Exchange, (iii) a transfer of assets by the Company to a Wholly Owned Subsidiary or by a Wholly Owned Subsidiary to the Company or to another Wholly Owned Subsidiary, (iv) an issuance of Equity Interests by a Wholly Owned Subsidiary to the Company or to another Wholly Owned Subsidiary, (v) a Restricted Payment that is permitted by Section 4.08 hereof, and (vi) sales of obsolete equipment in the ordinary course of business, will not be deemed to be Asset Sales.

   "Bank Facilities" means, with respect to the Company, one or more debt facilities (including, without limitation, the New Credit Agreement) or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time. Indebtedness under Bank Facilities outstanding on the date on which the New Notes are first issued and authenticated under the indenture governing the New Notes shall be deemed to have been incurred on such date in reliance on the exception provided by clause (i) of Section 4.10 hereof.

   "Broadcast Business" means any business, the majority of whose revenues are derived from the broadcast of radio programming.

   "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

   "Capital Stock" means (i) in the case of a corporation, corporate stock,
(ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents

(however designated) of corporate stock, (iii) in the case of a partnership, partnership interests (whether general or limited) and (iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

   "Cash Equivalents" means (i) United States dollars, (ii) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof having maturities of not more than six months from the date of acquisition, (iii) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any lender party to the New Credit Agreement or with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of "B" or better, (iv) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (ii) and (iii) above entered into with any financial institution meeting the qualifications specified in clause (iii) above and (v) commercial paper having the highest rating obtainable from Moody's Investors Service, Inc. or Standard & Poor's Corporation and in each case maturing within six months after the date of acquisition.

   "Consolidated Cash Flow" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus (i) an amount equal to any extraordinary loss plus any net loss realized in connection with an Asset Sale by such Person or any of its Subsidiaries during such period (to the extent such losses were deducted in computing such Consolidated Net Income), plus (ii) provision for taxes based on income or profits of such Person and its Subsidiaries for such period, to the extent that such provision for taxes was included in computing such Consolidated Net Income, plus (iii) Consolidated Interest Expense of such Person for such period to the extent any such Consolidated Interest Expense was deducted in computing such Consolidated Net Income, plus (iv) depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash charges (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash charges in any future period) of such Person and its Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash charges were deducted in computing such Consolidated Net Income, less (v) all non-cash items increasing Consolidated Net Income for such period (excluding any such non-cash income to the extent it represents an accrual of cash income in any future period), in each case, on a consolidated basis and determined in accordance with GAAP. Notwithstanding the foregoing, the provision for taxes on the income or profits of, and the depreciation and amortization and other non-cash charges of, a Subsidiary of the referent Person shall be added to Consolidated Net Income to compute Consolidated Cash Flow only to the extent (and in same proportion) that the Net Income of such Subsidiary was included in calculating the Consolidated Net Income of such Person and only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Subsidiary or its stockholders.

   "Consolidated Indebtedness" of any Person as of any date of determination means the sum (without duplication) of (i) the total amount of Indebtedness of such Person and its Subsidiaries, plus (ii) the total amount of other Indebtedness shown on the balance sheet of the primary obligor on such Indebtedness, to the extent that such Indebtedness has been Guaranteed by such Person or one of its Subsidiaries, plus (iii) the aggregate liquidation value or redemption amount (if larger) of all Disqualified Stock of such Person and all preferred stock of Subsidiaries of such Person, in each case, determined on a consolidated basis in accordance with GAAP.

   "Consolidated Interest Expense" means, with respect to any Person for any period, the sum of the consolidated interest expense of such Person and its Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Value, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations) determined on a consolidated basis and in accordance with GAAP.

    "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP; provided that (i) the Net Income (but not loss) of any Person that is not a Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referenced Person or a Wholly Owned Subsidiary thereof ,
(ii) the Net Income of any Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its stockholders, (iii) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded and (iv) the cumulative effect of a change in accounting principles shall be excluded.

   "Consolidated Net Worth" means, with respect to any Person as of any date, the sum of (i) the consolidated equity of the common stockholders of such Person and its consolidated Subsidiaries as of such date plus (ii) the respective amounts reported on such Person's balance sheet as of such date with respect to any series of preferred stock (other than Disqualified Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such Person upon issuance of such preferred stock, less (x) all write-ups (other than write-ups resulting from foreign currency translations and write-ups of tangible assets of a going concern business made within 12 months after the acquisition of such business) subsequent to the date of the Indenture in the book value of any asset owned by such Person or a consolidated Subsidiary of such Person, (y) all investments as of such date in unconsolidated Subsidiaries and in Persons that are not Subsidiaries (except, in each case, Permitted Investments), and (z) all unamortized debt discount and expense and unamortized deferred charges as of such date, all of the foregoing determined in accordance with GAAP.

   "Dallas Disposition" means the sale by the Company of KTCK-FM (Dallas, TX) on substantially the terms set forth in the sale agreement as the same is in effect on the date of the indenture governing the New Notes.

   "Debt to Cash Flow Ratio" means, as of any date of determination, the ratio of (a) the Consolidated Indebtedness as of such date to (b) the Consolidated Cash Flow of the Company and its Subsidiaries on a consolidated basis for the four most recent full fiscal quarters ending immediately prior to such date for which internal financial statements are available. For purposes of calculating Consolidated Cash Flow for the computation referred to above, (i) acquisitions that have been made by the Company or any of its Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the date on which such Ratio is being calculated (the "Calculation Date") shall be deemed to have occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period shall be calculated without giving effect to clause (iii) of the proviso set forth in the definition of Consolidated Net Income, and (ii) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded.

   "Disposition" means the sale of any of (i) WVEZ-FM, WTFX-FM and WWKY-AM operating in Louisville, Kentucky, (ii) KTCK-FM operating in Dallas, Texas or
(iii) WXVR-FM, WXTR-FM and WQSI-AM operating in Washington, DC and, in each case, all assets related thereto.

   "Disposition Debt" means Indebtedness incurred pursuant to clause (i)(B) of the second paragraph of Section 4.10 hereof.

   "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the Holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the Securities mature.

    "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

   "Exchange Notes" means the Company's   % Convertible Subordinated Exchange
Notes due 2007 issuable in exhange for the Company's Series D Preferred
Stock.

   "Existing Indebtedness" means all Indebtedness of the Company and its Subsidiaries (other than Indebtedness under the New Credit Agreement) in existence on the date of the Indenture, until such amounts are repaid.

   "Existing MMR Indebtedness" means all Indebtedness of MMR and its Subsidiaries in existence at the closing of the MMR Acquisition, until such amounts are repaid.

   "Fair Market Value" means, with respect to any asset or property, the sale value that would be obtained in an arm's length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy.

   "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the Indenture.

   "Government Securities" means direct obligations of, or obligations guaranteed by, the United States of America for the payment of which obligations or guarantee the full faith and credit of the United States of America is pledged.

   "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

   "Hedging Obligations" means, with respect to any Person, the obligations of such Person under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and (ii) other agreements or arrangements designed to protect such Person against fluctuations in interest rates.

   "Houston Exchange" means the exchange by the Company of KRLD-AM (Dallas, Texas) and the Texas State Networks for KKRW-FM (Houston, Texas) on substantially the terms set forth in the exchange agreement as the same is in effect on the date of the indenture governing the New Notes.

   "Indebtedness" means, with respect to any Person, any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or banker's acceptances or representing Capital Lease Obligations or the balance deferred and unpaid of the purchase price of any property or payment obligations under an LMA or representing any Hedging Obligations, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, as well as all indebtedness of others secured by a Lien on any asset of such Person (whether or not such indebtedness is assumed by such Person) and, to the extent not otherwise included, the Guarantee by such Person of any indebtedness of any other Person.

   "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including guarantees of Indebtedness or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided that an acquisition of assets, Equity Interests or other securities by the Company for consideration consisting of common equity securities of the Company shall not be deemed to be an Investment. If the Company or any Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Equity Interests of such Subsidiary not sold or disposed of.

   "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

   "Local Marketing Agreement" or "LMA" means a local marketing arrangement, sale agreement, time brokerage agreement, management agreement or similar arrangement pursuant to which a Person, subject to customary preemption rights and other limitations (i) obtains the right to sell at least a majority of the advertising inventory of a radio station of which a third party is the licensee, (ii) obtains the right to broadcast programming and sell advertising time during a majority of the air time of a radio station or
(iii) manages the selling operations of a radio station with respect to at least a majority of the advertising inventory of such station.

   "Louisville Disposition" means the sale by the Company of each of WVEZ-FM, WTFX-FM and WWXY-AM (Louisville, Kentucky) on substantially the terms set forth in the sale agreement as the same is in effect on the date of the indenture governing the New Notes.

   "Management Termination Agreements" means each of (i) the termination agreement between the Company and R. Steven Hicks, dated April 16, 1996 and
(ii) the amendment to the employment agreement between the Company and D. Geoffrey Armstrong, effective as of April 15, 1996, in each case, as in effect on the date of the indenture governing the New Notes.

   "Material Broadcast License" means one or more authorizations issued by the Federal Communications Commission for the operation of AM or FM radio stations that individually or collectively are material to the financial condition, results of operations or prospects of the Company and its Subsidiaries taken as a whole.

   "MMR" means Multi-Market Radio, Inc., a Delaware corporation.

   "MMR Acquisition" or "MMR Merger" means the merger of SFX Merger Company, a Wholly Owned Subsidiary of the Company, with and into MMR, pursuant to which MMR will become a Wholly Owned Subsidiary of the Company.

   "MMR Stations" means the following radio stations: WPLR-FM and WYBC-FM (New Haven, Connecticut); WHMP-FM, WPKX-FM and WHMP-AM
(Springfield/Northampton, Massachusetts); WGNE-FM (Daytona Beach, Florida); WRXR-FM, WKBG-FM and WCHZ-FM (Augusta, Georgia); WKNN-FM and WMJY-FM (Biloxi, Mississippi); and WYAK-FM and WVCO-FM (Myrtle Beach, South Carolina).

   "MMR Warrants" means MMR's outstanding Class A Warrants to purchase 1,840,000 shares of MMR's Class A Common Stock.

   "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however, (i) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with (a) any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions) or (b) the disposition of any securities by such Person or any of its Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Subsidiaries and (ii) any extraordinary or nonrecurring gain (but not loss), together with any related provision for taxes on such extraordinary or nonrecurring gain (but not loss).

    "Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of Indebtedness (other than Senior Debt of the Company) secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

   "New Credit Agreement" means that certain Credit Agreement, currently being negotiated, by the Company to provide for up to $150.0 million of revolving credit borrowings, including any related notes, guarantees, collateral documents, and other agreements to be executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced or refinanced from time to time.

   "New Notes" means the $440 million aggregate principal amount of the
Company's     % Senior Subordinated Notes due 2006.

   "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

   "Pari Passu Debt" means Indebtedness that ranks pari passu in right of payment with the Securities.

   "Permitted Disposition Amount" means the sum of (i) until the consummation of the sale by the Company of WVEZ-FM, WTFX-FM and WWKY-AM operating in Louisville, Kentucky, $19.5 million, plus (ii) until the consummation of the sale by the Company of WXVR-FM, WXTR-FM and WQSI-AM operating in Washington, DC, $25.0 million, plus (iii) until the consummation of the sale by the Company of KTCK-FM operating in Dallas, Texas, $9.5 million, plus (iv) prior to the exercise of the MMR Warrants, $13.6 million.

   "Permitted Investments" means (a) any Investment in the Company or in a Subsidiary of the Company; (b) any Investment in Cash Equivalents; (c) any Investment by the Company or any Subsidiary of the Company in a Person, if after such Investment (i) such Person becomes a Subsidiary of the Company or
(ii) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Subsidiary of the Company; (d) any Restricted Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with Section 4.14 hereof (e) any obligations or shares of Capital Stock received in connection with or as a result of a bankruptcy, workout or reorganization of the issuer of such obligations or shares of Capital Stock; (f) any Investment received involuntarily; (g) Investments in any Person (other than an Affiliate of the Company that is not also a Subsidiary of the Company) engaged in a Broadcast Business or an Advertising Business which Investments have an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (g) that are at the time outstanding, not to exceed $20.0 million; and (h) other Investments in any Person (other than an Affiliate of the Company that is not also a Subsidiary of the Company) having an aggregate fair market value measured on the date each such Investment was made and without giving effect to subsequent changes in value, when taken together with all other Investments made pursuant to this clause (h) that are at the time outstanding, not to exceed $15.0 million.

   "Permitted Liens" means (i) Liens securing Senior Debt of the Company or Indebtedness of a Subsidiary that was permitted by the terms of the Indenture or the Supplemental Indenture to be incurred; (ii) Liens in favor of the Company; (iii) Liens on property of a Person existing at the time such Person is merged into or consolidated with the Company or any Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company;
(iv) Liens on property existing at the time of acquisition thereof by the Company or any Subsidiary of the Company provided that such Liens were in existence prior to the contemplation of such acquisition and do not extend to any assets other than such assets so acquired; (v) Liens existing on the date of the Indenture; (vi) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor; and (vii) Liens incurred in the ordinary course of business of the Company or any Subsidiary of the Company with respect to obligations that do not exceed $10.0 million at any one time outstanding and that (a) are not incurred in connection with the borrowing of money or the obtaining of advances or credit (other than trade credit in the ordinary course of business) and (b) do not in the aggregate materially detract from the value of the property or materially impair the use thereof in the operation of business by the Company or such Subsidiary.

   "Permitted Refinancing Debt" means any Indebtedness of the Company or any of its Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, decease or refund other Indebtedness of the Company or any of its Subsidiaries; provided that: (i) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness so extended, refinanced, renewed, replaced, deceased or refunded (plus the amount of reasonable expenses incurred in connection therewith); (ii) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, deceased or refunded; (iii) if the Indebtedness being extended, refinanced, renewed, replaced, deceased or refunded is subordinated in right of payment to the Securities, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Securities, on terms at least as favorable to the Holders of Securities as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, deceased or refunded; and (iv) such Indebtedness is incurred either by the Company or by the Subsidiary who was the obligor on the Indebtedness being extended, refinanced, renewed, replaced, deceased or refunded.

   "Preferred Stock Offering" means the offering of the Company's Series D Preferred Stock.

   "Restricted Investment" means an Investment other than a Permitted
Investment.

   "SCMC" means Sillerman Communications Management Company, a Delaware corporation.

   "Series B Preferred Stock" means the Company's Series B Redeemable Preferred Stock, par value $.01 per share.

   "Series C Preferred Stock" means the Company's Series C Redeemable Convertible Preferred Stock, par value $0.1 per share.

   "Series D Preferred Stock" means the Company's     % Series D Cumulative
Convertible Exchangeable Preferred Stock.

   "Shared Facilities Agreement" means the Shared Facilities Agreement between the Company and SCMC, as in effect on the date of the indenture governing the New Notes.

   "Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act of 1933, as amended, as such Regulation is in effect on the date hereof.

   "Subsidiary" means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Voting Stock thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (ii) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

   "Voting Stock" means with respect to any specified Person, Capital Stock with voting power, under ordinary circumstances and without regard to the occurrence of any contingency, to elect the directors or other managers or trustees of such Person.

    "Washington Disposition" means the sale by the Company of each of WXVR-FM, WXTR-FM and WQSI-AM (Washington, DC) on substantially the terms set forth in the sale agreement as the same is in effect on the date of the indenture governing the New Notes.

   "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (ii) the then outstanding principal amount of such Indebtedness.

   "Wholly Owned Subsidiary" of any Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person.

   Facsimile copies of the Letter of Transmittal and Consent, properly completed and validly executed, will be accepted. Letters of Transmittal and Consents, certificates for Notes and any other required documents should be sent or delivered by each Holder of Notes or such Holder's broker, dealer, commercial bank or trust company to the Depositary at one of its addresses set forth below.

       The Depositary for the Tender Offer and Consent Solicitation is:

                                CHEMICAL BANK

 By Facsimile:      By Mail, By Hand and Overnight Courier:     Confirm by Telephone:
(212) 638-7380                   Chemical Bank                       Carlos Esteves
(212) 344-9387         Corporate Trust-Securities Window             (212) 638-0828
                       Room 234-North Building 55 Water               Sharon Lewis
                           Street New York, NY 10041                 (212) 638-0454


  REQUESTS FOR ASSISTANCE SHOULD BE DIRECTED TO THE INFORMATION AGENT OR THE DEALER MANAGER. REQUESTS FOR ADDITIONAL COPIES OF THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND CONSENT AND THE NOTICE OF GUARANTEED DELIVERY SHOULD BE DIRECTED TO THE INFORMATION AGENT. YOU MAY ALSO CONTACT YOUR BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR NOMINEE FOR ASSISTANCE CONCERNING THE TENDER OFFER AND CONSENT SOLICITATION.

   The Information Agent for the Tender Offer and Consent Solicitation is:

                            D.F. KING & CO., INC.

                        Call toll free: (800) 769-7666
                               77 Water Street
                           New York, New York 10005
                           (212) 269-5550 (collect)

     The Dealer Manager for the Tender Offer and Consent Solicitation is:
                          BT SECURITIES CORPORATION
                           One Bankers Trust Plaza
                              130 Liberty Street
                           New York, New York 10006
                          High Yield Capital Markets
                              Attn: Tim Collins
                                (212) 775-4635